Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on December 11, 2020.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AVEANNA HEALTHCARE HOLDINGS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	8082	81-4717209
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

400 Interstate North Parkway SE

Atlanta, GA 30339

(770) 441-1580

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shannon Drake, Esq.

General Counsel and Chief Legal Officer

400 Interstate North Parkway SE, Suite 1600

Atlanta, GA 30339

(678) 385-4005

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Drew M. Altman, Esq. Greenberg Traurig, P.A. 333 S.E. 2nd Avenue, Suite 4400 Miami, Florida 33131 (305) 579-0500	Joshua N. Korff, Esq. Michael Kim, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Michael Kaplan, Esq. Roshni Banker Cariello, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”).
(2)

Includes the offering price of shares of Common Stock that may be sold if the overallotment option to purchase additional shares of Common Stock granted by the registrant to the underwriters is exercised. See “Underwriting.”

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 11, 2020

Preliminary Prospectus

                 Shares

Aveanna Healthcare Holdings Inc.

Common Stock

This is the initial public offering of shares of common stock of Aveanna Healthcare Holdings Inc. (the “common stock”). We are offering                shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $    and $    per share. We intend to apply to list our common stock on the                under the symbol “AVEH.”

After the completion of this offering, assuming an offering size as set forth above, affiliates of the Sponsors (as defined herein) will own approximately                % of our outstanding common stock (or                % of our outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full). As a result, we will be a “controlled company” within the meaning of the corporate governance rules of                . See “Management—Controlled Company Exception.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 26 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

We have also granted the underwriters an option for a period of 30 days to purchase up to an additional                shares of our common stock on the same terms set forth above to cover overallotments, if any. See “Underwriting.”

Delivery of the shares of common stock will be made on or about                , 2021.

Barclays		J.P. Morgan
BMO Capital Markets		Credit Suisse
BofA Securities	Deutsche Bank Securities	Jefferies	RBC Capital Markets

Prospectus dated                , 2021

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise indicates, any reference to “Aveanna,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the Formation (as defined herein), to Pediatric Services of America, Inc., together with its consolidated subsidiaries, and after the Formation, to Aveanna Healthcare Holdings Inc., the issuer of the common stock offered hereby, together with its consolidated subsidiaries.

Basis of Presentation

As a result of the Formation on March 16, 2017, the accompanying financial statements and selected consolidated financial data are presented on a Successor and Predecessor basis. References to Predecessor refer to the results of operations, cash flows and financial position of Pediatric Services of America, Inc. prior to the Formation. References to Successor refer to Aveanna’s consolidated results of operations, cash flows and financial position following the Formation. Aveanna’s consolidated financial data for the respective periods as of and for the fiscal years ended December 29, 2018, December 28, 2019 and January 2, 2021 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Aveanna’s consolidated financial data for the period from March 16, 2017 to December 30, 2017 and as of December 30, 2017 have been derived from our audited consolidated financial statements, which are not included in this prospectus. We derived Predecessor’s consolidated financial data for the period from January 1, 2017 to March 15, 2017 from Predecessor’s audited consolidated financial statements, which are not included in this prospectus.

Our fiscal year ends on the Saturday that is closest to December 31 of a given year, resulting in either a 52- or 53-week fiscal year. “Fiscal year 2019” and “fiscal year 2018” refer to the 52-week fiscal years ended on December 28, 2019 and December 29, 2018, respectively. “Fiscal year 2020” refers to the 53-week fiscal year ending on January 2, 2021.

This prospectus also includes unaudited condensed consolidated pro forma financial information in order to reflect, on a pro forma basis, the impact of this offering and the anticipated use of proceeds therefrom and the acquisitions by us of the businesses described under “Summary—Recent Developments” during fiscal year 2020. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Certain monetary amounts, percentages and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Non-GAAP Financial Measures

In this prospectus, we present certain financial measures that are not calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”), referred to herein as “non-GAAP.” You should review the reconciliation and accompanying disclosures carefully in connection with your consideration of such non-GAAP measures and note that the way in which we calculate these measures may not be comparable to similarly titled measures employed by other companies. Specifically, we make use of the non-GAAP financial measure “Adjusted EBITDA.”

Adjusted EBITDA has been presented in this prospectus as a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We believe Adjusted EBITDA assists investors in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management

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supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting our business than GAAP results alone. Adjusted EBITDA is not recognized under GAAP and should not be considered as an alternative to any performance measure derived in accordance with GAAP, including net income (loss). The presentations of non-GAAP measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for the analysis of, our results as reported under GAAP. Because not all companies use identical calculations, the presentations of non-GAAP measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of these measures and a reconciliation of the most directly comparable GAAP measures, see “Summary—Summary Historical and Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

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INDUSTRY AND MARKET DATA

This prospectus includes industry data that we obtained from periodic industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates and information. Neither we nor the underwriters have independently verified any of the data from third-party sources nor have we or the underwriters ascertained the underlying economic assumptions relied upon therein. Although we have not independently verified the accuracy or completeness of any third-party information, we believe the information in this prospectus concerning the industries in which we operate, competitive positions and the markets in which we operate is reliable.

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PROSPECTUS SUMMARY

This summary contains selected information about our business and this offering contained elsewhere in this prospectus. It may not contain all the information that may be important to you. Investors should carefully read this entire prospectus before making an investment decision, including the information set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Unless we indicate otherwise or the context otherwise requires, all references to “Aveanna,” “we,” “us,” “our” and the “Company” refer to Aveanna Healthcare Holdings Inc. and its consolidated subsidiaries.

Our Diversified Home Care Platform

We are a leading, diversified home care platform focused on providing care to medically complex, high-cost patient populations. We directly address the most pressing challenges facing the U.S. healthcare system by providing safe, high-quality care in the home, the lower cost care setting preferred by patients. Our patient-centered care delivery platform is designed to improve the quality of care our patients receive, which allows them to remain in their homes and minimizes the overutilization of high-cost care settings such as hospitals. Our clinical model is led by our caregivers, primarily skilled nurses, who provide specialized care to address the complex needs of each patient we serve across the full range of patient populations: newborns, children, adults and seniors. We have invested significantly in our platform to bring together best-in-class talent at all levels of the organization and support such talent with industry leading training, clinical programs, infrastructure and technology-enabled systems, which are increasingly essential in an evolving healthcare industry. We believe our platform creates sustainable competitive advantages that support our ability to continue driving rapid growth, both organically and through acquisitions, and positions us as the partner of choice for the patients we serve.

Today, we are the national leader in pediatric home health. Over the past four years, we have scaled our business by a factor of 4x, expanding from 17 states and $324.6 million of revenue in 2016 to 23 states and $1.4 billion in revenue in fiscal year 2019. Currently, we operate in 25 states. We have recently expanded into adult home health and hospice for Medicare populations, adding a new platform to help drive our future growth. Our management team, led by Rodney Windley (Executive Chairman) and Tony Strange (Chief Executive Officer), has a successful track record of building leading businesses, including Gentiva Health Services, Inc. (“Gentiva”), which was the largest U.S. home health company before being acquired by Kindred Healthcare, Inc. (“Kindred”) in 2015. Adult home health and hospice are natural extensions of Aveanna’s core home health infrastructure. In particular, the adult home health business leverages our platform infrastructure and core competencies in clinical program management, automated and efficient nurse recruitment, technology-driven revenue cycle management, payer contracting and entry into new geographic markets. We believe that we have the opportunity to leverage our national home health infrastructure to develop an industry leading adult home health and hospice business similar in size and scale to our pediatric home health business. We believe this long-term expansion strategy in adult end markets through de novo expansion and acquisitions will provide Aveanna with a highly distinctive profile as compared to its home health peers, with more diversified reimbursement sources, a lower risk profile and a broader set of organic and inorganic growth avenues to pursue opportunistically.

Our pediatric home health business is fundamentally similar to the adult home health business, with many of the same positive attributes, as well as several notable advantages. In particular, adult home health and pediatric home health providers both utilize similar caregivers (including registered nurses, “RNs” and licensed practical nurses, “LPNs”) and care models, treat similarly complex patients and serve similarly large and fragmented end markets. The value proposition of pediatric and adult home health is comparable as well: providing high-quality,

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low-cost care in a more convenient setting for patients as compared to other care settings. As a result, pediatric home health typically benefits from many of the same macro tailwinds benefitting the adult home health market, including alignment with payers and a shift to deliver more care in the home to drive cost savings.

However, pediatric home health differs from adult home health in several respects, including having a meaningfully higher-acuity patient base with higher weekly and overall case values, longer case duration, clearer patient diagnoses and more stable and diversified payer sources. Pediatric home health patients often need ventilators or tracheostomy tubes, which means they require significantly more hours of care (often greater than 50 weekly hours) and years of in-home nursing care, which results in a significantly higher weekly value per case and lifetime value as compared to adult home health patients. Moreover, because pediatric home health coverage is federally mandated with benefits provided at the state level through Medicaid agencies and managed Medicaid health plans, our payer mix is highly diversified, with no individual payer representing more than 6% of revenue for fiscal year 2019. We currently benefit from structural factors protecting rates, including a cost savings proposition to payers and a fragile population sensitive to access challenges. For example, today we serve more than 11,000 pediatric private duty nursing patients weekly at a cost of roughly $250 per day, providing care that could otherwise cost over $4,000 per day in a hospital’s pediatric intensive care unit. As a result, we have enjoyed a long, consistent and predictable trajectory of reimbursement rate increases consistent with cost inflation over the last five years.

We believe that payers appreciate the cost savings and clinical benefits associated with home health and are highly motivated to move towards value-based arrangements that reward providers for providing high-quality care in the home. We further believe that we are uniquely well-positioned to benefit from this push towards value-based care by virtue of our scale, which allows us to care for a meaningful share of our payer partners’ eligible populations, and the substantial investments we’ve made in our clinical training program, compliance protocols and technology infrastructure, which allow us to provide consistent, high-quality care along with patient data and reporting directly from the home. We therefore see Aveanna as a natural “partner of choice” for payers as the industry moves towards value-based arrangements.

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The following table summarizes the key elements of our diversified home health business, of which our primary service is private duty nursing (“PDN”) to our pediatric patients.

In addition to PDN and adult home health and hospice, we provide home-based pediatric therapy and enteral nutrition services, also known as tube or intravenous feeding, and related supplies. We have grown our enteral nutrition business significantly through our focus on pediatric and adult patients, which we believe differentiates us from our competitors, as we have the ability to cross-sell those services into our PDN patient populations, many of whom also require enteral nutrition. We believe there is significant opportunity to continue scaling our enteral nutrition business.

We believe our diversified home care platform is differentiated and exceptionally well-positioned to continue driving sustainable long-term growth:

•

Our business model is aligned with the right macro trends in healthcare today. Healthcare costs in the United States are rising at unsustainable rates. Home health is widely recognized as part of the solution, particularly in a post-COVID-19 world where there is an imperative to avoid unnecessary facility-based care. Our national reach into the homes of many of the highest-cost patient populations positions us to deliver a better experience for our patients and their families, improve clinical outcomes and reduce aggregate costs to the U.S. healthcare system. We believe we will continue to benefit from the following trends in healthcare: (1) focus on delivering high-quality, low-cost care in the home, (2) increased targeting of high cost, complex patients that drive disproportionate cost to the healthcare system and require highly specialized care models, (3) value-based care models that focus on delivering coordinated, high-quality care, allowing patients to remain in their homes and out of the hospital, and (4) growing focus on the patient experience.

•

The markets we operate in are large, highly fragmented and growing rapidly. Home health, broadly defined, is one of the fastest growing sectors in the healthcare industry, with spending projected to grow at a compound annual growth rate of 7.1% from 2019 through 2028 according to the Centers for

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Confidential Treatment Requested

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Medicare and Medicaid Services (“CMS”). Our core pediatric home health, adult home health and hospice end markets today, according to third-party research, are estimated to be over $90 billion in 2020 and are highly fragmented. The vast majority of our geographic markets are composed of small local or regional providers. For example, approximately 75% of the PDN market is composed of small local and regional providers, according to third-party research estimates. Conversely, we have a national market share of 11% in PDN, according to third-party estimates, which creates significant scale advantages and a differentiated opportunity for us to continue to gain share and consolidate markets.

•

Our national and local scale density creates sustainable competitive advantages. We believe that scale matters in our industry and that it drives sustainable competitive advantages. Specifically, our leading position in many of our markets affords us a self-reinforcing network effect, where:

•

We believe that we attract more nurses due to our higher number of available shifts near our caregivers’ homes, our prestigious brand, our mission-driven culture that puts caregivers and families first, our advanced nurse training platform and industry leading benefits that provide for an attractive career path. Caregiver recruitment is of paramount importance for success in our home care markets. In a competitive and supply-constrained labor market for qualified caregivers, we believe that our ability to attract and retain nurses provides us with a significant competitive advantage. We believe our approximately 22,000 nurse caregivers are a valuable asset and we have the ability to leverage not only our caregiver network, but also our recruiting operations to expand into adult home health in our existing markets.

•

As a result, we obtain more cases, as our large nursing panel allows us to more quickly place nurses with families seeking care, driving (1) higher referent and patient family satisfaction, (2) better brand advocacy, and (3) the ability to fill a high percentage of prescribed patient hours (known as “fill rate”). Our average fill rate was 85% from 2018 to 2020. We believe this in turn drives our high PDN patient satisfaction score (94% in 2019), low re-hospitalization rates and more profitable branches, resulting in stronger branch leadership talent capable of delivering 24/7 for our patients, families and referents. Specifically, because of our scale, our highly regarded brand, our clinical expertise and our rigorous compliance standards designed to provide strong peace of mind, we believe that we are viewed as the clear “provider of choice” by our patients, their families and referral sources at leading children’s hospitals. These referral sources entrust us to help them quickly find patients the compassionate care they need in their home, enabling us to regularly capture a higher share of referral volumes, accelerate our “virtuous cycle,” described below, and create more value and shift flexibility for nurses seeking new cases.

•

Our scale allows us to reinvest in our capabilities that deliver more value for nurses and families. Importantly, our national scale and local market density create a profit advantage at the branch level as compared to smaller competitors in that we are able to reinvest each year into deeper capabilities to support our network, including: (1) a sophisticated pediatric home health sales team, training and recruiting team and compliance and payer relations team, which we believe are the largest in the industry, (2) the industry’s only scaled, vertically integrated pediatric offering, bundling home health with enteral feeding services, and, critically, (3) a technology-enabled operating platform with tools for nurse recruiting, training and care reporting that we believe allows us to scale in a highly efficient and compliant manner.

•

We believe that these operating efficiencies create a sustainable competitive advantage for Aveanna as compared to smaller home health providers, resulting in continued growth. Specifically, our significant capital and technology investments in our platform have distanced us from smaller healthcare providers in our local markets, catalyzing ongoing organic growth and acquisition opportunities. The small local and regional home health providers we compete against often operate with a “paper-based” mentality and face growing challenges operating in today’s

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complex and increasingly digital business environment. Conversely, as a scaled, national platform, we have invested in technology, technology-enabled processes, clinical training, compliance and advanced staffing optimization workflows designed to enable us to drive expanding levels of productivity from our recruiting and clinical workforce. We have also implemented sophisticated revenue cycle management, contracting and administrative systems which help us operate more efficiently and leverage our corporate infrastructure to drive margin improvement. We believe these technology-enabled capabilities will position us to continue to drive competitive advantages and above-market growth, as illustrated in the “virtuous cycle” below.

•

Our management team has decades of experience driving growth in home health through acquisitions. Our senior management team, led by Rodney Windley (Executive Chairman), Tony Strange (Chief Executive Officer), Jeffrey Shaner (Chief Operating Officer), David Afshar (Chief Financial Officer) and Shannon Drake (General Counsel and Chief Legal Officer), has more than 100 collective years of home health experience and has a strong track record of building home health platforms through acquisitions. Beginning with the founding of The Healthfield Group (“Healthfield”) in 1986 and following its merger with Gentiva in 2006, members of our senior management team oversaw the creation of the largest home care company in the United States. Under their leadership, the combined companies became a large, diversified public home health provider, growing revenue from $869 million in 2005 to over $2 billion annually at the time of its sale to Kindred in 2015. Over the past 30 years, our team has executed more than 50 acquisitions comprising over $6 billion of transaction value.

•

We have a proven ability to source, execute, and integrate acquisitions into the Aveanna platform. Aveanna was formed through the transformative merger of Epic Health Services Inc. (“Epic”) and Pediatric Services of America, Inc. (“PSA”) in March 2017 (the “Formation”). Since our Formation, we have successfully completed and integrated seven acquisitions. We have invested heavily in our mergers and acquisitions (“M&A”) platform capabilities, developing a purpose built, dedicated acquisition team whose sole function is to identify and execute on M&A transactions. Our Integration Management Office (“IMO”) has developed a proven playbook over long M&A careers to lead the quick and synergistic integration of acquisitions. We currently have a robust pipeline of potential acquisition targets, which we continue to actively develop and evaluate.

•

Reimbursement for our services is highly diversified and stable. We are paid by a diverse group of hundreds of distinct payers that include Medicaid managed care organizations (“MCOs”), state-based Medicaid programs, Medicare, Medicare Advantage plans, commercial insurance plans and other governmental payers across 25 states. No single payer source accounted for more than 6% of our revenue for fiscal year 2019. This is due to our diversification across pediatric and adult end markets as

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well as our geographic diversification across states. Rates in home health have generally been stable as governmental and commercial payers widely recognize its value proposition relative to higher cost settings. In PDN, our largest business today, reimbursement rates have increased 1.5% per year on a weighted average basis from 2015 to 2020 and tend to track increases in nursing wages, which has supported our highly stable gross margin historically. Furthermore, PDN reimbursement rates have been highly stable to positive over long periods of time, including through the Great Recession, during which time pediatric home health services were not targeted as sources of savings for states facing budget pressure, according to the Marwood Group, a healthcare regulatory consultant (“Marwood”). In particular, in the past three years, 20 states had positive rate increases while only one state reduced rates by more than 1%, according to Marwood. In our PDN business, rates have been stable for several reasons:

•	PDN patients are viewed as a “protected population” and supported by strong, vocal family advocacy groups who are highly sensitive to any access constraints;

•	PDN services are often essential, life-sustaining care for patients that have a clear clinical diagnosis and demonstrated need;

•	Reimbursement for PDN in the aggregate represents approximately 1.6% of total Medicaid expenditures, which we believe makes it an unlikely source for savings for states facing budget pressure; and

•	The demand for PDN services in most markets exceeds the supply, placing pressure on payers to reimburse at levels that support adequate nursing wages.

We also believe that we operate in an attractive reimbursement environment for our adult home health services. Following CMS’s transition to the Patient-Driven Groupings Model at the beginning of 2020, we see the outlook for reimbursement in adult home health as stable, and believe that CMS has demonstrated strong support for home health given its ability to lower system-wide costs and improve patient care. Moreover, we see our home health platform as well-positioned to capitalize on broader shifts to value-based care within the Medicare Advantage market, which is increasingly important to home health providers and where payers have indicated strong interest in shared savings and value-based arrangements. Over the longer-term, we see Aveanna as well-suited to benefit from payers’ push towards delivering more high-acuity care in the home, outside of inpatient settings, to drive better outcomes, satisfaction and cost efficiency for both children and adults.

We believe that our financial results have validated the power of our diversified home care platform. We have delivered robust growth in revenue and Adjusted EBITDA through a combination of organic growth and acquisitions since our Formation in 2017. From fiscal year 2018 to fiscal year 2019, we grew net revenue by 10.4%, from $1,253.7 million to $1,384.1 million. From fiscal year 2018 to fiscal year 2019, our net losses increased by 62.3%, from $47.1 million to $76.5 million; however, we grew Adjusted EBITDA by 12.0%, from $101.1 million to $113.3 million, during that same period. For fiscal year 2020, our net revenue was $            , an increase of         % from the prior fiscal year, and our net loss was $            , a reduction of         % from the prior year. Notwithstanding the COVID-19 pandemic, we grew Adjusted EBITDA by         % in fiscal year 2020 compared to fiscal year 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information as to how we define Adjusted EBITDA and for a reconciliation from net income, the most comparable GAAP measure, to Adjusted EBITDA.

Our “Everyone Wins” Contribution to the Healthcare Ecosystem

We believe our platform helps solve several of the most pressing challenges in healthcare today. We have designed our platform to deliver lower cost, high-quality care on a national scale to a medically complex and

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often costly patient base in the comfort of their own homes. We believe that our platform delivers a compelling value proposition to the overall healthcare ecosystem in which all of our key stakeholders truly “win.”

Our Patients and Families Win

•	We deliver a patient-centered, personalized healthcare experience in the home where patients generally prefer to be.

•	We provide “peace of mind.” Our scale enables us to better match patients and their families with the right nurses more quickly, avoiding unnecessary discharge delays from the hospital.

•	We are the frontline caregivers allowing patients to remain in their homes, thereby reducing hospital admissions.

•	We enable families to continue working rather than foregoing employment to care for loved ones.

•	We provide a “one stop shop” range of clinical services to alleviate cost and administrative burden.

Our Nurses Win

•	We offer nurses a larger breadth of caseloads from which to choose, relative to peers, that better meet their objectives.

•	Our technology-enabled tools simplify case selection, shift management and point of care medical documentation.

•	We believe our brand recognition, training, benefits and career advancement programs are very highly regarded.

•	Our technology platform automates daily tasks, enabling nurses to focus on what they do best: care for patients.

Our Provider Partners Win

•

We help the nation’s leading hospitals and health systems quickly discharge some of their most sensitive, medically complex patients to their homes, with highly skilled, highly trained nurse caregivers.

•	We deliver higher fill rates and more adequately meet the prescribed number of hours.

•	We provide “peace of mind” with our consistently high quality of care and compliance standards, and lower readmission rates relative to our peers.

•	We build long-term, trusted relationships with our provider partners.

Our Payers Win

•	We are a trusted frontline caregiver with the ability to deliver faster discharges into the home or allow patients to remain in the home as opposed to an acute care setting.

•	We offer efficiency as a single-source contracting solution across a wide range of services and markets.

•	We are a trustworthy partner with exceptional compliance standards delivering high-quality care and low re-hospitalization rates.

•	We are well-positioned to engage in value-based care models to align interests and save costs for payers.

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We Win

•	The value we deliver to our stakeholders helps us “win” at the local level to drive referral volumes.

•	Our self-reinforcing local scale, in turn, has created a cost and profit advantage versus our competitors.

•

We can reinvest that profit in our sales, recruiting, training, clinical and technology capabilities, as well as in our most important resource, the capabilities of our nurse workforce, to drive our growth.

•	We expand our market leadership through above-market organic and acquisition growth.

Our Platform

We believe the platform we have built is truly differentiated in our ability to serve our stakeholders and grow rapidly in a range of home care end markets. Key elements of our platform include:

Our Team

Our team is the driving force that has enabled us to build an industry leading home care platform in five years. People at all levels on our team have worked together over several decades and bring a wealth of experience in home health at industry leading companies, such as Healthfield and Gentiva. The passion our team brings for delivering exceptional, patient-centered care supports our ability to attract, recruit and retain strong, operationally minded national and regional operators who are essential to executing on our local market strategy. In turn, we are better able to recruit and train passionate frontline caregivers to provide exceptional care to our patients. We believe the team we have built is the most essential element of our platform.

Our Culture

Our culture is the glue that binds our organization together. We have purposefully built a culture that attracts like-minded people who are aligned with our mission to change the way home care is delivered, one patient at a time. It is easy to overlook “culture” on paper—however, we fundamentally believe it drives our success and we take active steps to promote it. From day one at Aveanna, we welcome new hires into our culture with training centered around our Core Values to deliver care with compassion, work with team integrity, strive for inclusion, embody trust, seek innovation and have fun. Compliance is the backdrop that underscores everything we do. These principles inform our fundamental operating processes, including everything from strategic planning, budgeting, go-to-market strategy and employee compensation and promotion. We believe our culture supports our ability to recruit, motivate and empower our people at all levels to deliver better patient care and drive our operating performance.

Our Systems, Processes and Technology

We have a corporate infrastructure with robust systems and processes in place designed to drive efficiency and support our future growth. We have invested significantly in our infrastructure and technology. Our frontline caregivers leverage our proprietary technology-enabled solutions, such as our tablet-based care management tools that we deploy into every patient’s home to enhance data collection and the efficiency and quality of the caregiver experience, and our automated tools for patient scheduling which seek to ensure appropriately trained nurses are scheduled for our most clinically complex patients. Our technology infrastructure includes cloud-based solutions that enable essential functions of our business to run more efficiently.

Our Acquisition Team and Integration Management Office

We have a proven internal team dedicated to sourcing, evaluating and executing on all aspects of our M&A strategy. Our IMO team has developed a proven playbook for bringing acquisitions and merger partners onto our

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platform infrastructure, identifying and quickly capturing significant synergies to the overall enterprise and minimizing the risk of disruption to our underlying business. Our IMO team supports our ability to acquire, integrate and grow our acquired platforms through its members’ decades of experience in operations, consulting and administrative roles, and past experience integrating more than 50 home health acquisitions.

Our Broad Range of Capabilities

We provide a broad range of home care capabilities to our distinct pediatric and adult patient populations. Our pediatric home health services, included within the Private Duty Services (“PDS”) segment, include PDN (84% of fiscal 2019 PDS segment revenue), employer of record services (9% of fiscal 2019 PDS segment revenue) and pediatric physical therapy, speech therapy, and occupational therapy (7% of fiscal 2019 PDS segment revenues), which we deliver primarily in the home as well as in clinic settings. Through our Medical Solutions (“MS”) segment, we provide integrated pediatric enteral nutrition services and related supplies both to our home health patients and more broadly, enabling strategic cross-sell opportunities in our patient base. Our Home Health & Hospice (“HHH”) segment, which focuses primarily on Medicare-eligible senior populations and also includes personal care services, enables us to prevent hospitalizations before they occur, avoid re-admissions following an acute stay and displace high cost inpatient settings for terminally ill patients who would prefer to receive care end-of-life at home.

Our Large and Growing End Markets

The healthcare sector is one of the largest and fastest-growing sectors of the U.S. economy. According to CMS, national healthcare spending increased from 8.9% of U.S. gross domestic product (“GDP”), or $255 billion, in 1980 to 17.8% of GDP, or $3.8 trillion, in 2019. CMS projects national healthcare spending to grow by a CAGR of 5.5% from 2019 through 2028, accounting for approximately 19.7% of U.S. GDP in 2028.

Our markets include a range of home care services focused on some of the highest-cost patient populations. Home health is increasingly recognized by industry stakeholders as part of the solution to unsustainably high national healthcare spending growth, particularly in a post-COVID-19 world. Home health is one of the fastest growing sectors within healthcare with spending projected to grow at a CAGR of 7.1% from 2019 through 2028 as it displaces higher cost, facility-based care settings.

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The markets we currently serve, their estimated sizes and growth outlooks based on third-party research are outlined below.

Home Care Market	Overview	Growth Drivers	Market Size (2020E)	Market Growth (1)
Private Duty Nursing	• Care for medically complex children and adults in the home	• Untapped demand: ~300K+ children with medical complexity, of which ~75-100K would benefit but only ~50-70K receive care • Additional upside in adults with unmet PDN need	$ 9.5bn	3% -4%
Therapy	• Pediatric patients receiving physical, occupational, speech therapy and ABA • High degree of overlap with PDN patients, typically multiple therapies prescribed	• Increasing cases of children with developmental issues • Early intervention services and government initiatives to add to funding	$ 6.0bn	2% -4%
Enteral Nutrition	• Nutrition delivery for patients who are unable to consume or digest food normally • Mix of pediatric and adult populations	• Lower infant mortality rates and aging population increase size of two target segments for enteral therapy • Expanding insurance coverage	$ 2.5bn	4% - 6%
Home Health	• Home skilled nursing care for elderly recovering from injury or illness, or with chronic condition	• Elderly population growth • Incidence rate of chronic disease	$ 55.0bn	4% -7%
Hospice	• Compassionate care and support for elders with terminal illness	• Elderly population growth • Increasing desire to receive end-of-life care at home	$ 19.0bn	5% -8%
Personal Care	• Non-medical assistance with activities of daily living, primarily for elders

•  Elderly population growth

•  Strong preference to remain independent and receive care in the home

•  Dual eligible beneficiaries represent just ~20% of Medicare and ~15% of Medicaid enrollment, but account for one-third of spending and are a major focus for Federal integration initiatives

			$ 15.0bn	7% -9%

		Total / Weighted Average Growth:	$107.0bn	~4% - 5%

Source:	Third party market research.
1.	2020E-2025E CAGR.

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PDN, which is our largest business today, is a stable and steadily growing industry with growth tailwinds from rising adoption of home care in lieu of family and institution-based care, and inflationary reimbursement trends that track general inflation in nurse labor. PDN addresses the needs of children with medical complexity (“CMC”), many of whom age into adulthood and continue to require intensive care in the home. This population is characterized as having chronic, functionally limiting conditions that require specialized care, such as spina bifida, cerebral palsy, ventilator dependency or severe developmental delay. In many instances, these children have multiple disorders or medical complexities that require an acute level of care for an extended period of time, often years rather than weeks or months. The cost to care for children in their homes with PDN services is approximately $250 per day compared to potentially more than $4,000 per day in a pediatric intensive care unit, according to third-party estimates.

The PDN market is expected to grow at a CAGR of 3% to 4% between 2020 and 2025, according to third-party market research. Growth is expected to be driven by factors that include the following:

(i)	a rising number of PDN eligible patients with low birthweights, underlying CMC conditions and technology-dependence;

(ii)	increasing utilization of PDN services among non-users as states expand waiver programs and advocacy efforts to increase awareness among families as to the benefits of PDN;

(iii)	increasing expansion of PDN nursing supply and prescribed hour fill rate growth as states increase reimbursement rates to expand the supply of caregivers available; and

(iv)	increasing PDN reimbursement rates set by states to track underlying nursing wage inflation trends.

The PDN market is highly fragmented and is primarily comprised of local and regional providers which make up approximately 75% of the market, according to third-party market research estimates. We believe we are the largest provider and one of just three national providers.

Our Competitive Strengths

Public Company Management Team with a Successful Track Record of Building Home Health Platforms

Our senior management team has over 100 collective years of home health industry experience and a track record of building home health platforms, integrating acquisitions and generating profitable growth, strong cash flows and shareholder returns in public and private markets. Beginning with the founding of Healthfield in 1986 and following its merger with Gentiva in 2006, members of our senior management team oversaw the creation of the largest home care company in the United States. Under their leadership, Gentiva became a large, diversified public home health provider, growing revenue from $869 million in 2005 to approximately $2 billion annually at the time of its sale to Kindred in 2015. Additionally, members of our senior management team, including Mr. Windley and Mr. Strange, held senior leadership roles at PSA prior to its merger with Epic and eventual Formation of Aveanna.

Technology-Enabled Operating Platform and Corporate Infrastructure

The Aveanna platform was purpose-built to deliver high-quality clinical care efficiently. We have made significant investments in our technology and corporate infrastructure to build a scalable care delivery platform. Our technology platform includes multiple cloud applications for managing our business which enable and automate all of our mission critical business functions including caregiver recruiting, staffing, electronic health data capture, financial management, payroll, human resources management and billing and logistics. Our proprietary Aveanna Hope Devices and point-of-care technology that we have deployed to our frontline caregivers on tablets and mobile devices significantly improves caregiver efficiency and data collection. Our

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proprietary nurse case matching “marketplace” app called Aveanna Connect is also a significant asset that will allow us to more efficiently match nurses seeking hours to patients in real time, accelerating our market share gain and automating the scheduling process for both Aveanna and our caregivers. We believe our platform is a significant competitive advantage in the marketplace, driving superior operating performance and margins that enable us to reinvest in growth. We have made these investments in anticipation of the eventual move to value-based care and are well-positioned to take advantage of this opportunity.

Built to Scale Nationally across Pediatric, Adult Home Health and Hospice

Over the past four years, we have built the leading pediatric home health business via acquisitions and organic growth, growing our predecessor company, PSA, from 17 states generating $324.6 million of revenue in 2016 to the market leader across 23 states with $1.4 billion of revenue in fiscal year 2019. Currently, we operate in 25 states. Over this period of time, we also built the corporate infrastructure and processes to expand seamlessly into adult home health and hospice. We have proven our ability to execute our model in multiple geographies with various payers across all three verticals. We have created a repeatable, data-driven playbook to expand our presence across the United States and made substantial investments to support each key component of our approach.

Acquirer of Choice with Proven Ability to Integrate Acquisitions and Realize Synergies

Our scaled, national platform in otherwise highly fragmented markets positions us as a clear acquirer of choice for smaller providers seeking to partner with a leading platform. Our management team has a deep track record of successfully acquiring, integrating and realizing synergies from over 50 acquisitions through their long careers in home care. Aveanna was formed through the transformative merger of Epic and PSA in March 2017. Since our Formation, we have successfully completed and integrated seven acquisitions. Our IMO team has developed a proven playbook over long M&A careers to lead the quick and synergistic integration of our acquisitions. We derive synergies from a host of areas including staffing optimization, technology integration, cross-selling, reduction of overhead, rationalizing overlapping markets and other operational efficiencies that are supported by the differentiated investments we have made in our platform.

Scale Advantages Result in a Network Effect, Accelerating Growth

Our scale enables a virtuous cycle of network effects and competitive advantages to our business. First, our local market density creates a network effect where more nurses and higher quality of care translate into the ability to staff cases quickly and find the right match, which in turn, drives more referrals and higher branch profit. This creates a virtuous cycle of scale advantage where higher volumes for Aveanna enable more platform reinvestment, more capital for acquisitions and de novo expansions, and greater payer and referral preference, further driving volumes.

These platform investments in turn allow us to develop and maintain advantaged capabilities, technology and infrastructure that create more value for our customers and reinforce our advantages vs. competitors. In particular, we believe that (1) our larger nursing panel and one stop shop service offering translate into higher referent satisfaction levels, higher win rates and more case volumes, (2) our advantaged nurse recruiting, training and staffing capability translate into higher case fill rates and a higher quality of care, (3) our large and sophisticated sales team translates into higher rates of referent penetration in local hospitals, (4) our stronger set of regional management leaders translates into better execution, and (5) our investments in technology drive efficiency and quality. These scale advantages reinforce our local market share and competitive advantage at every step.

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Our Growth Strategy

We intend to continue to leverage our competitive advantages to drive growth through the following strategies, among others:

•	Increase volumes within our existing footprint;

•	Further expand into adult home health and hospice care;

•	Expand pediatric home health presence through acquisitions and de novo expansions;

•	Cross-sell enteral services to our PDN and home care patient base where clinically appropriate;

•	Reinvest in our platform to optimize performance; and

•	Leverage our scale and capabilities to drive value-based care arrangements in partnership with our MCO payer partners.

Our Principal Stockholders and our Status as a Controlled Company

Bain Capital L.P. is one of the world’s leading private, multi-asset alternative investment firms with over $105 billion of assets under management. Bain Capital invests across asset classes including private equity, credit, public equity, and venture capital and real estate, and leverages its shared platform to capture cross-asset opportunities in its strategic areas of focus. Currently, Bain Capital has a team of over 500 investment professionals supporting its various asset classes. Headquartered in Boston, Bain Capital has offices in Chicago, Dublin, Guangzhou, Hong Kong, London, Luxembourg, Madrid, Melbourne, Mumbai, Munich, New York, Palo Alto, San Francisco, Seoul, Shanghai, Singapore, Sydney and Tokyo.

Since 1984, Bain Capital Private Equity has made nearly 350 investments in a variety of industries around the world. The firm has a long and successful history of investing in healthcare businesses and has a dedicated group of investment professionals focused on the sector. Bain Capital Private Equity has helped to build and scale many leading healthcare companies, including Air Medical, Beacon Health Options, Cerevel, Grupo NotreDame Intermédica, HCA, IQVIA, Physio Control, Surgery Partners, U.S. Renal Care, Waystar and Zelis.

Established in 1946, J.H. Whitney Capital Partners (together with Bain Capital, the “Sponsors”) is a leader in the private equity industry, having invested in over 400 companies since formation and currently manages approximately $1.0 billion in private capital. J.H. Whitney Capital Partners remains privately owned by its investing professionals and its main activity is to provide private equity capital to small and middle market companies with strong growth prospects in a number of industries including consumer, healthcare and specialty manufacturing. J.H. Whitney Capital Partners has made numerous investments in the healthcare industry, including PSA, Caris Life Sciences, Precision for Medicine and 3B Scientific.

After giving effect to the consummation of this offering, certain affiliates of the Sponsors (the “Sponsor Affiliates”) will own approximately         % of our outstanding common stock, or approximately         % if the underwriters exercise in full their option to purchase additional shares. As a result, we expect to be a “controlled company” within the meaning of the corporate governance rules of                on which we intend to list our shares. For a discussion of certain risks, potential conflicts and other matters associated with the Sponsor Affiliates’ ownership of our common stock, see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Our Sponsors can significantly influence our business and affairs and may have conflicts of interest with us in the future,” “Certain Relationships and Related Party Transactions” and “Description of Capital Stock.”

Corporate Structure

The chart below illustrates our anticipated corporate structure after the completion of this offering.

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Recent Developments

Recent Acquisitions

In August 2020, we acquired Total Care, Inc., a corporation that provides pediatric private duty nursing and unskilled home care services exclusively in Washington, with annual revenues approximating $12 million.

In August 2020, we also acquired D&D Services, Inc. (d/b/a Preferred Pediatric Home Health Care), a corporation that provides skilled home health nursing, clinical respiratory care, durable medical equipment and supplies sale and rental services, and other similar related services, principally in Illinois and Oklahoma, with annual revenues approximating $45 million.

In September 2020, we acquired Evergreen Home Healthcare, LLC, a provider of certified nursing aid, private duty nursing, skilled nursing and in-home support services primarily to pediatric patients exclusively in Colorado, with annual revenues approximating $14 million.

In October 2020, we acquired Five Points Healthcare, LLC, a company that provides home health and hospice services in seven states with annual revenues that approximated $44 million for the twelve months ended May 3, 2020.

COVID-19 Pandemic

Impact on Our Business

In March 2020, the World Health Organization declared the novel coronavirus 2019 disease (“COVID-19”) a pandemic. The COVID-19 outbreak has adversely impacted economic activity and conditions worldwide, including workforces, liquidity, capital markets, consumer behavior, supply chains and macroeconomic conditions. After the declaration of a national emergency in the United States on March 13, 2020, in compliance with stay-at-home and physical distancing orders and other restrictions on movement and economic activity intended to reduce the spread of COVID-19, we altered numerous clinical, operational, and business processes. While each of the states deemed healthcare services an essential business, allowing us to continue to deliver healthcare services to our patients, the effects of the pandemic have been wide-reaching. We have implemented contingency planning policies whereby most employees at our corporate support offices in Georgia, Texas and Arizona are working remotely in compliance with recommendations from the Centers for Disease Control and Prevention and federal and state governmental orders. We have invested in technology and equipment that allows our remote workforce to provide continued and seamless functionality to our clinicians who continue to care for our patients.

We are taking precautions to protect the safety and well-being of our employees and patients by purchasing and delivering significant additional supplies of personal protective equipment (“PPE”) and other medical supplies to branches and regional offices across the country. We have had success in sourcing our PPE from both traditional and non-traditional suppliers for these needs, and while we have been fortunate to secure the necessary PPE supplies, we have incurred significantly higher per unit costs for such items, as compared to pre-pandemic costs.

With the exception of Employer of Record (“EOR”), patient volumes in our PDS segment have been negatively impacted by COVID-19. While we observed declining PDN, PDN Therapy, and ABA Therapy patient volumes during the first and second fiscal quarters of 2020 with a low point in mid-April 2020, shortly thereafter these volumes stabilized at approximately 11% below our pre-COVID-19 PDS hours run rate. Since that time our PDN and PDN Therapy volumes began recovering and as of January 2, 2021, our PDS hours were approximately         % below our pre-COVID-19 run rate. As a result of COVID-19, during the second fiscal quarter of 2020, we

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made the decision to exit our pediatric ABA Therapy services, which we expect to complete by the end of 2020. Annual ABA Therapy revenues, which have subsequently been exited, approximated $            million and $16.4 million, respectively, for the years ended January 2, 2021 and December 28, 2019. In connection with these activities, we evaluated our Therapy reporting unit for goodwill impairment and recorded an impairment charge of $75.7 million during our second fiscal quarter of 2020. Our MS segment has not been negatively impacted by COVID-19.

While we believe our PDS patient volumes will recover by 2021, the following factors could potentially alter this outlook and negatively impact our recovery from the pandemic: the continued increase or decrease in the number of COVID-19 cases nationwide, any future or prolonged shelter-in-place orders, the return of our patients’ families confidence to allow our caregivers into their homes, our ability to attract and retain qualified caregivers as a result of COVID-19 concerns, cost normalization around PPE, and our ability to readily access referrals from children’s hospitals. Potential negative impacts of COVID-19 on our results include lower revenue, higher salary and wage expenses due to increased market rate expectations of caregivers, and increased PPE supply costs. The impacts to revenue may consist of the following: lower volumes due to interruption of the operations of our referral sources and patient unwillingness to accept services in their homes; prolonged school closures; and lower reimbursement rates to any negative impacts to state Medicaid budgets as a result of the pandemic. See “Risk Factors—Risks Related to Our Business and Industry—Our business, financial condition and results of operations may be materially adversely affected by the COVID-19 pandemic.”

The well-being of our employees has been one of our top priorities during this pandemic. We have taken the following steps to support our employees: provided paid leave to employees directly impacted by COVID-19 in situations during which they were unable to work due to illness or quarantine, closure of a work location, or inability to obtain childcare due to mandated closures; instituted remote work arrangements for our corporate and administrative support employees; allowed employees to temporarily suspend any 401(k) plan loan deductions; allowed employees to make a withdrawal from the 401(k) plan for coronavirus-related distributions without incurring the additional 10% early withdrawal penalty; granted access to telehealth services to all employees; and launched a COVID-19 Resource Center, which is updated daily with employee, clinical and operational resources.

The safety of our clinicians and patients has also been a focus, and as a result, we have made the following business changes: increased PPE supplies in locations so infection control practices can be implemented immediately as needed for patient care; implemented all required state mandates related to wearing appropriate masks and PPE in our offices and related to patient care; developed a COVID-19 toolkit as well as a COVID-19 positive patient treatment protocol and PPE policy for clinicians treating COVID-19 symptomatic and positive patients, which includes utilizing N-95 masks, gloves, gowns and face shields and also requires surgical masks to be worn by the patient; and created a centralized distribution center for all critical PPE, allowing us to flex our inventory on a care center by care center basis, based on need and demand. Despite periodic shortages of PPE and significant disparities in the pricing of PPE among vendors, we have been able to source quantities of PPE sufficient for our needs.

We continually review and adjust our operations to adapt to the changing COVID-19 environment. We have remained fully operational and have continued to provide our patients with critical services during the pandemic. In addition, we plan to continue to execute on our strategic business plans to grow our services both organically and through acquisitions.

Regulatory Developments

Numerous recent legislative and regulatory actions have been taken in an attempt to provide businesses, including healthcare providers, with relief from the negative impacts of the COVID-19 pandemic. The legislative

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and regulatory responses to COVID-19 generally impact many of the statutes, regulations and policies summarized or discussed throughout this prospectus.

CARES Act

On March 27, 2020, the bipartisan Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act is intended to provide over $2 trillion in stimulus benefits for the U.S. economy in order to offset the negative economic impact of the COVID-19 public health emergency. Among other things, the CARES Act includes support for small businesses, expands unemployment benefits and provides $500 billion for loans, loan guarantees and other investments for or in U.S. businesses.

The CARES Act contains a number of provisions that are intended to assist healthcare providers as they combat the effects of the COVID-19 pandemic. The healthcare-specific provisions include:

•	The temporary suspension of Medicare sequestration from May 1, 2020, to December 31, 2020;

•

An appropriation of $100 billion to the Public Health and Social Services Emergency Fund for a new program to reimburse, through grants or other mechanisms, eligible healthcare providers and other approved entities for COVID-19-related expenses or lost revenues;

•	The expansion of CMS’ Accelerated and Advance Payment Program;

•	Delaying payment of the employer portion of the payroll tax for 2020, which will be due in 50% increments, with the first due by December 31, 2021 and the second 50% due by December 31, 2022; and

•	Waivers or temporary suspension of certain regulatory requirements.

The CARES Act also established a $150 billion Coronavirus Relief Fund (the “CRF”) to be administered by the Treasury Department on behalf of the states. The CARES Act also appropriates $100 billion in funding to the U.S. Department of Health and Human Services (“HHS”) for distribution to hospitals and other healthcare providers, to be distributed through the previously established Public Health and Social Services Emergency Fund (the “PHSSEF”). Following passage of the CARES Act, on April 24, 2020, H.R. 266, commonly known as the Paycheck Protection Program and Healthcare Enhancement Act (the “PPPHCE Act”), was signed into law, which provides an additional $75 billion appropriation to the PHSSEF on the same terms and conditions as the CARES Act.

HHS has renamed the collective $175 billion appropriation as the “Provider Relief Fund” (the “PRF”) to distinguish it from other grants and payments that may be made by the PHSSEF. Payments from the PRF are intended to compensate healthcare providers for lost revenues and incremental expenses incurred in response to the COVID-19 pandemic and are not required to be repaid, provided that the recipients attest to and comply with certain terms and conditions.

On April 10, 2020, the Company began receiving CARES Act PRF payments from the Medicare program as part of the initial $30 billion distribution. As of January 2, 2021, we had received $        million in PRF payments. We expect to receive incremental Medicaid PRF payments in the future.

We are permitted to defer payments of the employer portion of social security tax for 2020, which will be payable in 50% increments, with the first due by December 31, 2021 and the second 50% due by December 31, 2022. As of January 2, 2021, we have elected to defer payment to the U.S. Treasury of approximately $        million of employer social security taxes. Such taxes will be paid to the U.S. Treasury on a later date, with the first 50% due by December 31, 2021 and the second 50% due by December 31, 2022.

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As of January 2, 2021, we have received approximately $        million of employee retention tax credits made available under Section 2301 of the CARES Act.

State Sponsored Relief Funds

In June 2020, we began receiving stimulus funds from the State of Pennsylvania Department of Human Services (“Pennsylvania DHS”). Such funds were not applied for or requested. All recipients of stimulus funds from Pennsylvania DHS must report within 45 days of the end of calendar year 2020 on their expenditures through the period ending December 31, 2020. Recipients who have expended their funds in full prior to December 31, 2020 may submit a single final report at any time during the window that begins on October 1, 2020, but no later than February 15, 2021. Recipients with funds unexpended after December 31, 2020, must submit a second and final report no later than July 31, 2021.

As of January 2, 2021, we have received approximately $        million in direct stimulus funds from Pennsylvania DHS. Such funds were also not applied for or requested. For the year ended January 2, 2021, we recognized $        million related to these funds as government stimulus income in our consolidated statements of operations. The unrecognized amount of $        million is recorded in government stimulus liabilities in our condensed consolidated balance sheet at January 2, 2021.

Waivers or Temporary Suspension of Certain Regulatory Requirements

In addition to the financial and other relief that has been provided by the federal government through the CARES Act and other legislation that has been passed by Congress, CMS and many state governments have also issued a number of waivers and temporary suspensions of healthcare facility licensure, certification, and reimbursement requirements in order to provide hospitals, ambulatory surgery centers, physicians and other healthcare providers with increased flexibility to meet the challenges presented by the COVID-19 public health emergency. For example, the Medicare home health benefit requires that beneficiaries be homebound (meaning that the beneficiary is unable to leave their home without a considerable and taxing effort), require intermittent skilled nursing, physical therapy or speech therapy services, and receive treatment under a plan of care established and periodically reviewed by a physician. In order to provide greater flexibility during the COVID-19 pandemic, CMS has relaxed the definition of homebound status. During the pandemic, a beneficiary is considered homebound if they have been instructed by a physician not to leave their home because of a confirmed or suspected COVID-19 diagnosis or if the patient has a condition that makes them more susceptible to contracting COVID-19. Therefore, if a beneficiary is homebound due to COVID-19 and requires skilled services, the services will be covered under the Medicare home health benefit. Many states have also suspended the enforcement of certain regulatory requirements to ensure that healthcare providers have sufficient capacity to treat COVID-19 patients. These regulatory changes are temporary, with most slated to expire at the end of the declared COVID-19 public health emergency.

Corporate Information

Aveanna is a Delaware corporation and was incorporated on November 30, 2016, originally under the name BCPE Oasis Holdings Inc. Aveanna commenced operations in March 2017 in connection with the Formation under the name BCPE Eagle Holdings Inc.. On May 26, 2017, we changed our name to Aveanna Healthcare Holdings Inc. Aveanna’s principal executive offices are located at 400 Interstate North Parkway, Suite 1600, Atlanta, Georgia and its phone number is (770) 441-1580. Aveanna’s website can be found at www.aveanna.com.

The information contained on Aveanna’s website or that can be accessed through its website is not part of this prospectus.

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THE OFFERING

Issuer	Aveanna Healthcare Holdings Inc.

Shares of common stock offered by us	shares of common stock (or shares of common stock if the underwriters exercise their overallotment option in full).

Shares of common stock to be outstanding after this offering	shares of common stock (or shares of common stock if the underwriters exercise their overallotment option in full).

Overallotment option to purchase additional shares of common stock	We have granted the underwriters an option to purchase up to an additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds from the sale of our common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million (or $ million if the underwriters exercise their overallotment option to purchase additional shares in full) based on an assumed initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

We intend to use these net proceeds from this offering to repay certain indebtedness and for general corporate purposes. See “Description of Certain Indebtedness” and “Use of Proceeds.”

Dividend policy	We currently intend to retain all available funds and any future earnings to fund the development and growth of our business; therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay dividends, if any, will be at the discretion of our board of directors (the “Board of Directors”), subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and any other factors that our Board of Directors considers relevant. See “Dividend Policy.”

Risk factors	Investing in our common stock involves a high degree of risk. See “—Summary of Principal Risk Factors” below, the section of this prospectus entitled “Risk Factors,” and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

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Controlled company	After the completion of this offering, the Sponsor Affiliates will continue to own a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards.

Listing	We intend to apply to have our common stock listed on under the symbol “AVEH.”

The number of shares of our common stock that will be outstanding after this offering is based on                shares of our common stock outstanding as of                , 2021, and excludes:

•

(1)            shares of common stock issuable upon the exercise of time-vesting options to purchase shares of our common stock outstanding as of                , 2021 with a weighted average exercise price of $            per share, (2)                shares of common stock issuable upon the exercise of performance-vesting options to purchase shares of our common stock outstanding as of                , 2021 with a weighted average exercise price of $            per share and (3)                shares of common stock issuable upon the exercise of accelerator vesting options to purchase shares of our common stock outstanding as of                , 2021 with a weighted average exercise price of $            per share;

•	shares of common stock issuable upon the vesting of outstanding awards of deferred restricted stock units; and

•	shares of common stock available for future issuance under our Stock Incentive Plan.

Unless we indicate otherwise or unless the context otherwise requires, all information in this prospectus:

•	assumes no exercise of the underwriters’ overallotment option to purchase additional shares;

•

gives effect to our second amended and restated certificate of incorporation (the “Amended Charter”) and second amended and restated bylaws (the “Amended Bylaws”), which will become effective upon the consummation of this offering;

•	gives effect to any stock split, reclassification, conversion or other recapitalization;

•	assumes an initial public offering price of $ per share, the midpoint of the estimated public offering price range on the cover page of this prospectus; and

•	assumes no exercise of the outstanding options or settlement of the restricted stock units described above.

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Summary of Principal Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider these risks before investing in our common stock, including the risks related to our business and industry described under “Risk Factors” elsewhere in this prospectus. Such risks may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of our common stock and result in a loss of all or a portion of your investment: In particular, the principal factors and uncertainties that make investing in our common stock risky include:

•	Competition among home health, hospice and durable medical equipment companies is intense;

•

If we are unable to maintain relationships with existing patient referral sources, our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected;

•	Our business, financial condition and results of operations may be materially adversely affected by the COVID-19 pandemic;

•	The cost of healthcare is funded substantially by government and private insurance programs. If such funding is reduced or limited or no longer available, our business may be adversely impacted;

•	Changes to Medicare or Medicaid rates or methods governing Medicare or Medicaid payments for our services could materially adversely affect our business;

•

Because we are limited in our ability to control reimbursement rates received for our services, our business could be materially adversely affected if we are not able to maintain or reduce our costs to provide such services;

•

Delays in collection or non-collection of our accounts receivable, particularly during the business integration process, could adversely affect our business, financial position, results of operations and liquidity;

•	Changes in the case-mix of our patients, as well as payer mix and payment methodologies, may have a material adverse effect on our profitability;

•

Our failure to negotiate favorable managed care contracts, or our loss of existing favorable managed care contracts, could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows;

•

The home health and hospice industries have historically experienced shortages in qualified employees and management, and competition for qualified personnel may increase our labor costs and reduce profitability;

•

Failure to maintain the security of our information systems, or to defend against or otherwise prevent a cybersecurity attack or breach, could adversely affect our business, financial position, results of operations and liquidity; and

•

We conduct business in a heavily regulated industry, and changes in regulations, the enforcement of these regulations, or violations of regulations may result in increased costs or sanctions that reduce our revenues and profitability.

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SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following table sets forth the summary historical consolidated financial data and the summary unaudited pro forma condensed consolidated financial data of the Company as of and for the periods presented. The summary consolidated financial data for the fiscal years 2020, 2019 and 2018 are derived from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods and should be read in conjunction with “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and accompanying notes, which are included elsewhere in this prospectus.

The summary unaudited pro forma condensed consolidated financial data present our unaudited pro forma condensed consolidated statement of operations for the year ended January 2, 2021 and our unaudited pro forma condensed consolidated other financial data as of January 2, 2021 to give pro forma effect to this offering and the anticipated use of proceeds therefrom (collectively, the “IPO Transactions”) (assuming no exercise by the underwriters of their overallotment option to purchase additional shares of common stock from us) and the acquisitions by us of the businesses described under “—Recent Developments” during fiscal year 2020 (collectively, the “Acquisitions”), as if all such transactions had occurred on December 29, 2019. The Acquisitions were not significant, individually or in the aggregate. The summary unaudited pro forma condensed consolidated financial data has been derived from our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the IPO Transactions or the Acquisitions had been consummated on the dates indicated, nor is it indicative of future operating results or financial position. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial data set forth below.

	Fiscal Year Ended			Pro Forma Fiscal Year Ended
(Amounts in thousands, except share and per share data)	December 29, 2018	December 28, 2019	January 2, 2021	January 2, 2021
Consolidated Statements of Operations:
Net revenue	$1,253,673	$1,384,065
Cost of patient service, excluding depreciation and amortization	859,351	964,814
Regional and branch expenses	217,357	227,762
Corporate expenses	104,486	113,235
Goodwill impairment	—	—
Depreciation and amortization	11,938	14,317
Acquisition-related costs	15,577	22,661
Other operating expenses	5,931	2,322

Operating expenses	1,214,640	1,345,111
Operating income (loss)	39,033	38,954
Other income (expense):
Interest income	594	207
Interest expense	(75,542)	(92,296)
Loss on debt extinguishment	—	(4,858)
Other income (expense)	(13,744)	(17,037)

Total other income (expense), net	(88,692)	(113,984)
Loss before income taxes	(49,659)	(75,030)
Income tax benefit (expense)	2,513	(1,486)

Net loss	$(47,146)	$(76,516)	$	$

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	Fiscal Year Ended			Pro Forma Fiscal Year Ended
(Amounts in thousands, except share and per share data)	December 29, 2018	December 28, 2019	January 2, 2021	January 2, 2021
Net income (loss) per share attributable to stockholders
Basic and Diluted	$(7.36)	$(11.46)
Pro forma Basic and Diluted (1)
Weighted average number of shares of common stock outstanding:
Basic and Diluted	6,405,215	6,678,326
Pro forma Basic and Diluted (1)

Consolidated Statements of Cash Flow Data:
Net cash provided by (used in) operating activities	$21,596	$(8,714)
Net cash provided by (used in) investing activities	$(229,547)	$(17,824)
Net cash provided by (used in) financing activities	$204,153	$21,864

As of January 2, 2021
	Actual	Pro Forma (2)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$	$
Adjusted working capital (3)
Property and equipment, net
Total assets
Total long-term debt (4)
Deferred restricted stock units
Shareholders’ equity

	Fiscal Year Ended			Pro Forma Fiscal Year Ended
	December 29, 2018	December 28, 2019	January 2, 2021	January 2, 2021
Other Financial Data:
Capital expenditures	19,579	16,637
Adjusted EBITDA (5)	101,148	113,302

(1)

See Note 3 to our unaudited pro forma condensed consolidated financial information appearing elsewhere in this prospectus, for an explanation of the calculations of Pro forma net loss per share attributable to common shareholders, basic and diluted.

(2)

The pro forma balance sheet data as of January 2, 2021 additionally gives effect to (1) the issuance and sale of shares of our common stock offered by us in this offering at an assumed offering price of $                 per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such proceeds as described in the section entitled “Use of Proceeds,” and (2) the filing and effectiveness of our Amended Charter and the effectiveness of our Amended Bylaws upon the consummation of this offering and (3) any adjustments for stock split, reclassification, conversion or other recapitalization and/or application of proceeds to pay down debt.

(3)

Adjusted working capital is defined as total current assets (excluding Cash, cash equivalents and restricted cash) less total current liabilities (excluding the current portion of Long-term obligations, current portion of financing leases and Notes payable).

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(4)

Total long-term debt includes the current portion and non-current portion of Long-term obligations, net of any discount and debt issuance costs, Notes payable, and Revolving Credit Facility, as well as our obligations under financing leases.

(5)

Adjusted EBITDA is a non-GAAP financial measure and is not intended to replace financial performance measures determined in accordance with GAAP, such as net income (loss). Rather, we present Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as net income (loss) before interest expense, net; income tax (expense) benefit; and depreciation and amortization, adjusted for the impact of certain other items, including impairments of goodwill, intangible assets, and other long-lived assets; non-cash, share-based compensation; sponsor fees; loss on extinguishment of debt; the effect of interest rate derivatives; acquisition related and integration costs; and certain non-cash and non-operating items further adjusted to exclude non-recurring or unusual items, such as legal costs and settlements associated with acquisition matters; the discontinuation of our ABA Therapy services; non-acquisition related legal settlements; and other system transition costs, professional fees and other costs. As a non-GAAP financial measure, our computation of Adjusted EBITDA may vary from similarly termed non-GAAP financial measures used by other companies, making comparisons with other companies on the basis of this measure impracticable.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute or alternative to net income or loss, revenue, operating income or loss, cash flows from operating activities, total indebtedness or any other financial measures calculated in accordance with GAAP.

Management believes Adjusted EBITDA is helpful in highlighting trends in our core operating performance by excluding certain non-operating, non-recurring and non-cash items, which can vary significantly from year to year. We use Adjusted EBITDA to assess operating performance and make business decisions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

The following table reconciles net loss to Adjusted EBITDA:

	Fiscal Years Ended				Pro Forma Fiscal Year Ended
	December 29, 2018	December 28, 2019	January 2, 2021		January 2, 2021
Net income (loss)	$(47,146)	$(76,516)		$	$
Interest expense, net	74,948	92,089
Income taxes	(2,513)	1,486
Depreciation and amortization	11,938	14,317

EBITDA	$37,227	$31,376	$		$
Goodwill, intangible and other long-lived asset impairment	1,681	1,936
Non-cash share-based compensation	2,118	1,948
Sponsor fees	3,174	3,230
Loss on extinguishment of debt	—	4,858
Interest rate derivatives (a)	12,592	16,546
Acquisition-related costs and other costs (b)	19,977	28,482
Integration costs (c)	23,713	17,200
Legal costs and settlement associated with acquisition matters (d)	3,575	3,783
COVID-related costs, net of reimbursement (e)	—	—
ABA exited operations (f)	(412)	1,949
Non-acquisition related legal settlements (g)	(2,918)	850
Other system transition costs, professional fees and other (h)	421	1,144

Adjusted EBITDA	$101,148	$113,302	$		$

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(a)	Represents costs associated with interest rate derivatives not includable in interest expense.
(b)

Represents (i) transaction costs incurred in connection with planned, completed, or terminated acquisitions, which include investment banking fees, legal diligence and related documentation costs, and finance and accounting diligence and documentation costs, as presented on the Company’s consolidated statement of operations, of $        million for the year ended January 2, 2021, $22.7 million for the year ended December 28, 2019 and $15.6 million for the year ended December 29, 2018, (ii) corporate salary and severance costs in connection with our January 2020 corporate restructuring in response to the terminated 2019 Transaction (as defined herein) of $        million for the year ended January 2, 2021 and $5.8 million for the year ended December 28, 2019, and (iii) a $4.4 million fair value adjustment for contingent consideration related to the Premier acquisition for the year ended December 29, 2018.

(c)

Represents (i) costs associated with our corporate integration management office, which focuses solely on our integration efforts, of $        million for the year ended January 2, 2021, $3.4 million for the year ended December 28, 2019 and $1.8 million for the year ended December 29, 2018 and (ii) transitionary costs incurred to integrate acquired companies into Aveanna’s field and corporate operations of $        million for the year ended January 2, 2021, $13.8 million for the year ended December 28, 2019 and $21.9 million for the year ended December 29, 2018. Transitionary costs incurred to integrate acquired companies include information technology (“IT”) consulting costs and related integration support costs; salary, severance and retention costs associated with duplicative acquired company personnel until such personnel are exited from Aveanna; accounting, legal and consulting costs; expenses and impairments related to the closure and consolidation of overlapping markets of acquired companies, including lease termination and relocation costs; and one-time costs associated with rebranding legacy Epic, PSA and Premier locations to the Aveanna brand.

(d)

Represents legal and forensic costs, as well as settlements associated with resolving legal matters arising during or as a result of our acquisition related activity. This includes costs associated with pursuing certain claims in connection with the Epic acquisition, as well as a settlement received pertaining to such matter in fiscal year 2020. It also includes costs to comply with the U.S. Department of Justice, Antitrust Division’s grand jury subpoena related to nurse wages and hiring activities in certain of our markets, which arose as a result of the 2019 Transaction. Please see the table below for further description of our annual legal costs and settlements associated with acquisition matters.

(e)

Represents costs incurred as a result of the COVID-19 environment, including (i) relief and hero pay provided to our caregivers and other incremental compensation costs, (ii) incremental PPE costs, (iii) salary, severance and lease termination costs associated with workforce reductions necessitated by COVID-19 and (iv) costs of remote workforce enablement, all of which approximated $            million for the year ended January 2, 2021, net of temporary reimbursement rate increases provided by certain state Medicaid and Medicaid Managed Care programs which approximated $            million for the year ended January 2, 2021, as well as the portion of PRF payments received that were used to offset qualifying COVID-19 related costs, which approximated $            million for the year ended January 2, 2021. Note that not all costs we consider to be COVID-19 related and treated as an adjustment to EBITDA are eligible for offset with relief fund payments.

(f)

Represents the results of operations for the periods indicated related to the ABA Therapy services business that we exited as a result of the COVID-19 environment, as well as one-time costs incurred in connection with exiting the ABA Therapy services business.

(g)

Represents legal settlements not associated with acquisition-related matters. The $2.9 million gain for the year ended December 29, 2018 is related to a favorable settlement reached with a Medical Solutions supplier.

(h)

Represents (i) costs associated with implementation of, and transition to, new electronic medical record systems, billing, collection and payroll systems, implementation of a business intelligence system, and duplicative system costs while such transitions are in-process, and other system transition costs of $            million for the year ended January 2, 2021, $0.1 million for the year ended December 28, 2019

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and $0 for the year ended December 29, 2018; and (ii) professional fees associated with preparation for Sarbanes-Oxley compliance and other advisory fees associated with preparation for our initial public equity offering, professional fees associated with preparation for a bond offering to finance a portion of the terminated 2019 Transaction, and advisory costs associated with the adoption of new accounting standards of $ million for the year ended January 2, 2021, $1.0 million for the year ended December 28, 2019 and $0.4 million for the year ended December 29, 2018.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below. Please also see “Cautionary Note Regarding Forward-Looking Statements.” In addition, the impacts of the COVID-19 pandemic and any worsening of the economic environment may exacerbate the risks described below, any of which could have a material impact on us. Changes can be rapid and additional impacts may arise that we are not currently aware of.

Risks Related to Our Business and Industry

Competition among home health, hospice and durable medical equipment companies is intense.

The home health and hospice services and durable medical equipment industries are highly competitive. We compete with a variety of other companies in providing home health and hospice services and durable medical equipment, some of which may have greater financial and other resources and may be more established in their respective communities. Competing companies may offer newer or different services from those offered by us and may thereby attract customers who are presently receiving our home health and hospice services and durable medical equipment. If we are unable to react competitively to new developments, our operating results may suffer. In many areas in which our home health, hospice and durable medical equipment programs are located, we compete with a large number of organizations, including:

•	community-based home health providers;

•	national, regional and local companies;

•	national, regional and local hospice agencies;

•	hospital-based home health agencies; and

•	nursing homes.

Some of our current and potential competitors have or may obtain significantly greater marketing and financial resources than we have or may obtain. We also compete with a number of non-profit organizations that can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions that are unavailable to us. We compete based on the availability of personnel, the quality of services, the expertise of staff, and, in certain instances, on the price of our services.

In home health and hospice markets that do not require a Certificate of Need (“CON”) or Permits of Approval (“POA”), there are relatively few barriers to entry. Accordingly, other companies, including hospitals and other healthcare organizations that are not currently providing services, may expand their services to include home health and hospice services or similar services. If states with existing CON laws remove such barriers, we could face increased competition in these states. We may encounter increased competition in the future that could negatively impact patient referrals to us, limit our ability to maintain or increase our market position and could have a material adverse effect on our business, financial position, results of operations and liquidity.

If any large national healthcare entities that do not currently directly compete with us move into the home health or hospice market, competition could significantly increase. Larger, national healthcare entities have significant financial resources and extensive technology infrastructure. In addition, companies that currently compete in certain of our services could begin competing with additional services through the acquisition of an existing company or de novo expansion into these services. Our competitors may also develop joint ventures with providers, referral sources and payers, which could result in increased competition.

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Managed care organizations, such as health maintenance organizations (“HMOs”) and preferred provider organizations (“PPOs”), and other third-party payers continue to consolidate, which enhances their ability to influence the delivery of healthcare services. Consequently, the healthcare needs of patients in the United States are increasingly served by a smaller number of managed care organizations. These organizations generally enter into service agreements with a limited number of providers. Our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected if these organizations terminate us as a provider and/or engage our competitors as a preferred or exclusive provider. In addition, should private payers, including managed care payers, seek to negotiate discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk through prepaid capitation arrangements, our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected.

If we are unable to maintain relationships with existing patient referral sources, our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected.

Our success depends on referrals from physicians, hospitals and other sources in the communities we serve and on our ability to maintain good relationships with existing referral sources. Our referral sources are not contractually obligated to refer patients to us and may refer their patients to other providers. In addition, our relationships with referral sources are subject to compliance with federal and state healthcare laws, such as the federal Anti-Kickback Statute and the Stark Law. Our growth and profitability depend, in part, on our ability to establish and maintain close working relationships with these patient referral sources, comply with applicable laws with respect to such relationships, and to increase awareness and acceptance of the benefits of home health and hospice services by our referral sources and their patients. There can also be no assurance that other market participants will not attempt to steer patients to competing health services providers. Our loss of, or failure to maintain, existing relationships or our failure to develop new referral relationships could have a material adverse effect on our business.

Our business, financial condition and results of operations may be materially adversely affected by the COVID-19 pandemic.

The COVID-19 pandemic has adversely impacted economic activity and conditions worldwide, including workforces, liquidity, capital markets, consumer behavior, supply chains and macroeconomic conditions. The full extent to which the COVID-19 outbreak will impact our business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19 and the actions to contain it or treat its impact. We may face decreased demand for our services, interruption in the provision of our services, reduction in our liquidity position limiting our ability to service our indebtedness and our future ability to incur additional indebtedness or financing, and increased costs of services. All of these possibilities could have a material and adverse impact on our business, results of operations and financial condition.

While we did not experience a material decrease in the demand for our services during the first half of 2020, there is no guarantee that we will not experience material decreased demand related to the COVID-19 pandemic in future periods. The majority of the Company’s revenues are derived from the provision of home health services, and the majority of our home health services patients are individuals with complex medical challenges, many of whom may be more vulnerable than the general public during a pandemic or other public health catastrophe. Demand for home health services could be significantly diminished due to heightened anxiety among our patients regarding the risk of exposure to COVID-19 as a result of home health visits. Our employees are also at greater risk of contracting contagious diseases due to their increased exposure to vulnerable patients. Most local and state governments have imposed limits on the provision of certain healthcare services and we believe many members of the communities we serve are avoiding healthcare visits and procedures. These additional factors could reduce demand for our home health and hospice services.

Our ability to provide services to our patients depends first and foremost on the health and safety of our registered nurses, limited practice nurses, licensed therapists, certified nursing assistants, home health aides,

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therapy assistants and other similar providers. While we have taken significant precautions to enable our healthcare providers to continue to safely provide our important services to our patients during the pandemic, we could experience interruptions in our ability to continue to provide these services. We have taken the following steps to support our employees: provided paid leave to employees directly impacted by COVID-19 due to illness or quarantine, closure of a work location or inability to obtain childcare due to mandated closures; instituted remote work arrangements for our corporate and administrative support employees; permitted employees to temporarily suspend any 401(k) plan loan deductions; allowed employees to make a withdrawal from the 401(k) plan for coronavirus-related distributions without incurring the additional 10% early withdrawal penalty; granted access to telehealth services to all employees; and launched a COVID-19 Resource Center, which is updated daily with employee, clinical and operational resources. With respect to our patients, we have made the following business changes: increased PPE supplies in locations so infection control practices can be implemented immediately as needed for patient care; implemented all required state mandates related to wearing appropriate masks and PPE in our offices and related to patient care; developed a COVID-19 toolkit, a positive patient treatment protocol and PPE policy for clinicians treating COVID-19 symptomatic and positive patients, which requires use of N-95 masks, gloves, gowns and face shields by our clinicians and also requires surgical masks to be worn by the patient; and created a centralized distribution center for all critical PPE, allowing us to flex our inventory on a care center by care center basis, based on need and demand. Despite periodic shortages of PPE and significant disparities in the pricing of PPE among vendors, we have been able to source quantities of PPE sufficient for our needs in the foreseeable future. In the future, if we are unable to obtain the necessary PPE to ensure the safety of our employees due to a shortage of supplies or otherwise, if there is a reduction in our available healthcare providers due to concerns around COVID-19 related risks, if our healthcare providers were to contract COVID-19, or if our patient families refuse to allow us to provide care to our patients as a result of COVID-19 concerns, our ability to provide services to our patients may be significantly interrupted or suspended.

In addition to a number of factors that could adversely impact demand for our services and our ability to provide services to our patients, we may experience increased cost of care and reduced reimbursements as a result of COVID-19. In particular, we have already experienced higher costs due to the higher utilization and cost of PPE as well as increased purchasing of other medical supplies, cleaning, and sanitization materials. Our suppliers and vendors have similarly had their operations altered. To the extent the resulting economic disruption is severe, we could see some vendors go out of business, resulting in supply constraints and increased costs or delays in meeting the needs of our patients. If our patients suffer from increased incidence of and complications from illnesses, including COVID-19, our costs of providing care for our patients would increase. We may also face reduced reimbursement for our services through Medicare, Medicaid and commercial healthcare plans in the event that such plans do not adjust patient and other qualifications to address changes related to COVID-19.

In compliance with state and local stay-at-home orders issued in connection with COVID-19, many of our employees have transitioned to working from home. While we have implemented and maintain a cybersecurity program designed to protect our IT and data systems from attacks, more of our employees are working from locations where our cybersecurity program may be less effective and IT security may be less robust. The risk of a disruption or breach of our operational systems (or those of our third-party service providers), or the compromise of the data processed in connection with our operations (or those of our third-party service providers), has increased as attempted attacks have advanced in sophistication and number around the world. If any of our systems, or those of our third-party service providers, are damaged, fail to function properly or otherwise become unavailable, we may incur substantial costs to repair or replace them and may experience loss or corruption of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business, financial position, results of operations and liquidity. Any failure, compromise, breach or interruption in our systems, or those of our third-party service providers, which may result from problems such as malware, computer viruses, hacking attempts or other third-party malfeasance, could result in a disruption of our operations, patient dissatisfaction, damage to our reputation and a loss of patients or revenues. Efforts by us and our third-party service providers to develop, implement and maintain security measures, including malware and anti-virus software and controls, may not be successful in preventing these events from occurring, and any network and information systems-related events could require us to expend significant resources to remedy such

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event. In the future, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate information security vulnerabilities.

The extent to which the COVID-19 pandemic impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures.

The cost of healthcare is funded substantially by government and private insurance programs. If such funding is reduced or limited or no longer available, our business may be adversely impacted.

Third-party payers including Medicare, Medicaid and private health insurance payers provide substantially all funding for our home health and hospice services, and we cannot control reimbursement rates. During the past several years, third-party healthcare payers, such as federal and state governments, insurance companies and employers, have undertaken cost containment initiatives. As part of the efforts, such payers increasingly are demanding discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk relating to paying for care provided, often in exchange for exclusive or preferred participation in their benefit plans. We expect efforts to impose greater discounts and more stringent cost controls by government and other third-party payers to continue, thereby reducing the payments we receive for our services. For example, the Medicaid Integrity Program is increasing the scrutiny placed on Medicaid payments and could result in recoupments of alleged overpayments. Similarly, private third-party payers may be successful in negotiating reduced reimbursement schedules for our services. Fixed fee schedules, capitation payment arrangements, exclusion from participation in or inability to reach agreements with private insurance organizations or government funded programs, reduction or elimination of payments or an increase in the payments at a rate that is less than the increase in our costs, or other factors affecting payments for healthcare services over which we have no control could have a material adverse effect on our business, prospects, results of operations and financial condition. Further, we cannot assure you that our services will be considered cost-effective by third-party payers, that reimbursement will continue to be available or that changes to third-party payer reimbursement policies will not have a material adverse effect on our ability to sell our services on a profitable basis, if at all.

Reimbursement for the home health and hospice services that we provide is primarily through Medicare, Medicaid and managed care providers. Payments received from Medicare are subject to changes made through federal legislation. Payments received from Medicaid may vary from state to state. These payments are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations concerning patient eligibility requirements, funding levels and the method of calculating payments or reimbursements. When such changes are implemented, we must also modify our internal billing processes and procedures accordingly, which can require significant time and expense. We cannot assure you that reimbursement payments under governmental payer programs, including supplemental insurance policies, will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to these programs. These changes, including retroactive adjustments, if adopted in the future by CMS, could have a material adverse effect on our business, financial position, results of operations and liquidity.

Changes to Medicare rates or methods governing Medicare payments for our services could materially adversely affect our business.

We derive substantial revenue from Medicare for our home health and hospice services. Reductions in Medicare rates or changes in the way Medicare pays for services could cause our revenue for these services to decline, perhaps materially. Reductions in Medicare reimbursement could be caused by many factors, including:

•	administrative or legislative changes to the base rates under the applicable prospective payment systems;

•	the reduction or elimination of annual rate increases;

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•	the imposition or increase by Medicare of mechanisms shifting more responsibility for a portion of payment to beneficiaries, such as co-payments;

•	adjustments to the relative components of the wage index used in determining reimbursement rates;

•	changes to case mix or therapy thresholds; and

•	the reclassification of home health resource groups.

We receive payments from Medicare for our home health and hospice services based on the level of care provided to our patients. As a result, our profitability largely depends upon our ability to manage the cost of providing these services. We cannot be assured that reimbursement payments under governmental payer programs, including Medicare, will remain at comparable levels to the present or will be sufficient to cover the costs allocable for patient services. Any changes could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flow. Medicare currently provides for an annual adjustment of the various payment rates, such as the base episode rate for our home nursing services, based upon the increase or decrease of the medical care expenditure, which may be less than actual inflation. This adjustment could be eliminated or reduced in any given year.

Also, beginning on April 1, 2013, Medicare reimbursement was cut an additional 2% through sequestration as mandated by the Budget Control Act of 2011 and American Taxpayer Relief Act of 2011, and is to continue into the future. Further, Medicare routinely reclassifies home health resource groups. As a result of those reclassifications, we could receive lower reimbursement rates depending on the case mix of the patients we service. If our cost of providing services increases by more than the annual Medicare price adjustment, or if these reclassifications result in lower reimbursement rates, our results of operations, net income and cash flows could be adversely impacted.

Additionally, CMS proposed changes to the Home Health Prospective Payment System (“HHPPS”) case-mix adjustment methodology through the use of a new Patient-Driven Groupings Model (“PDGM”) for home health payments. This change was implemented on January 1, 2020, and also includes a change in the unit of payment from a 60-day payment period to a 30-day payment period and eliminates the use of therapy visits in the determination of payments. While the changes are intended to be implemented in a budget-neutral manner to the industry, the ultimate impact will vary by provider based on factors including patient mix and admission source. Additionally, in arriving at the calculation of a rate that is budget-neutral, CMS has made numerous assumptions about behavioral changes. The application of these assumptions could negatively impact our rates of reimbursement and have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

The implementation of alternative payment models and the transition of Medicaid and Medicare beneficiaries to managed care organizations may limit our market share and could adversely affect our revenues.

The healthcare industry in general is facing uncertainty associated with the efforts to identify and implement alternative delivery payment models and workable coordinated care. Many government and commercial payers are transitioning providers to alternative payment models that are designed to promote cost-efficiency, quality and coordination of care. For example, accountable care organizations (“ACOs”) incentivize hospitals, physician groups, and other providers to organize and coordinate patient care while reducing unnecessary costs. Conceptually, ACOs receive a portion of any savings generated above a certain threshold from care coordination as long as benchmarks for the quality of care are maintained. Providers are then paid based on the overall value and quality (as determined by outcomes) of the services they provide to a patient rather than the number of services they provide. Pursuant to the Patient Protection and Affordable Care Act and the Healthcare Education and Reconciliation Act (collectively, the “ACA”), CMS has established several separate ACO programs, the largest of which is the Medicare Shared Savings Program (“MSSP”). CMS established the MSSP to facilitate coordination and cooperation among providers to improve the quality of care for Medicare fee-for-service

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beneficiaries and to reduce costs. Eligible providers, hospitals and suppliers may participate in the MSSP by creating, participating in or contracting with an ACO. The ACO rules adopted by CMS are extremely complex and remain subject to further refinement by CMS. According to CMS, 517 MSSP ACOs served 11.2 million patients as of January 1, 2020. If we are not included in these programs, or if ACOs establish programs that overlap with our services, we are at risk for losing market share, including a loss of our current business. Other alternative payment models may be presented by the government and commercial payers to control costs that subject our company to financial risk. Broad-based implementation of a new delivery payment model would represent a significant transformation for us and the healthcare industry generally. The development of new delivery and payment systems will almost certainly take significant time and expense. We cannot predict at this time what effect alternative payment models may have on our company.

We may be similarly impacted by increased enrollment of Medicare and Medicaid beneficiaries in managed care plans, shifting away from traditional fee-for-service models. Under a managed Medicare plan, also known as Medicare Advantage, the federal government contracts with private health insurers to provide Medicare benefits and the insurers may choose to offer supplemental benefits. Approximately one-third of Medicare beneficiaries were enrolled in a Medicare Advantage plan in 2019, a figure that continues to grow. Beginning in 2019, CMS allowed Medicare Advantage plans to offer certain personal care services as a supplemental benefit. Enrollment in managed Medicaid plans is also growing, as states are increasingly relying on managed care organizations to deliver Medicaid program services as a strategy to control costs and manage resources. We cannot assure you that we will be successful in our efforts to be included in managed plan networks, that we will be able to secure favorable contracts with all or some of the managed care organizations, that our reimbursement under these programs will remain at current levels, that the authorizations for services will remain at current levels or that our profitability will remain at levels consistent with past performance. We may also face increased competition for managed care contracts as a result of state regulation and limitations. In addition, operational processes may not be well-defined as a state transitions Medicaid recipients to managed care. For example, membership, new referrals and the related authorization for services to be provided may be delayed, which may result in delays in service delivery to consumers or in payment for services rendered. Difficulties with operational processes associated with new managed care contracts may negatively affect our revenue growth rates, cash flow and profitability for services provided.

Because we are limited in our ability to control reimbursement rates received for our services, our business could be materially adversely affected if we are not able to maintain or reduce our costs to provide such services.

We receive fixed payments at rates established through federal and state legislation from Medicare and Medicaid, our most significant payers, for our services. Consequently, our profitability largely depends upon our ability to manage the costs of providing these services. We cannot be assured that reimbursement payments under Medicare and Medicaid will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to these programs. Additionally, non-government payer rates are difficult for us to negotiate as such payers are under pressure to reduce their own costs. As a result, we have sought to manage our costs in order to achieve a desired level of profitability including, but not limited to, centralization of various processes, the use of technology and management of the number of employees utilized. If we are not able to continue to streamline our processes and reduce our costs, our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected.

Delays in collection or non-collection of our accounts receivable, particularly during the business integration process, could adversely affect our business, financial position, results of operations and liquidity.

Prompt billing and collection are important factors in our liquidity and our business is characterized by delays from the time we provide services to the time we receive payment for these services. We bill numerous and varied payers, such as Medicare, Medicaid and private insurance payers. These different payers typically have different billing requirements that must be satisfied prior to receiving payment for services rendered.

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Reimbursement is typically conditioned on our documenting medical necessity and correctly applying diagnosis codes. Incorrect or incomplete documentation and billing information could result in non-payment for services rendered. Billing and collection of our accounts receivable with Medicare and Medicaid are further subject to the complex regulations that govern Medicare and Medicaid reimbursement and rules imposed by nongovernment payers. Our inability to bill and collect on a timely basis pursuant to these regulations and rules could subject us to payment delays that could have a material adverse effect on our business, financial position, results of operations and liquidity.

In addition, timing delays in billings and collections may cause working capital shortages. Working capital management, including prompt and diligent billing and collection, is an important factor in our financial position and results of operations and in maintaining liquidity. It is possible that Medicare, Medicaid, documentation support, system problems or other provider issues or industry trends, particularly with respect to newly acquired entities for which we have limited operational experience, may extend our collection period, which may materially adversely affect our working capital, and our working capital management procedures may not successfully mitigate this risk.

The timing of payments made under the Medicare and Medicaid programs is subject to governmental budgetary constraints, which may result in an increased period of time between submission of claims and subsequent payment under specific programs, most notably under the Medicare and Medicaid managed care programs, which in many cases pay claims significantly slower than traditional Medicare or state Medicaid programs do as a result of more complicated authorization, billing and collecting processes that are required by Medicare and Medicaid managed care programs. Reimbursement from the Medicare, Medicaid and Medicare/Medicaid managed programs accounted for 2.5%, 29.4% and 56.8% of our net revenues, respectively, for the year ended December 28, 2019. In addition, we may experience delays in reimbursement as a result of the failure to receive prompt approvals related to change of ownership applications for acquired or other facilities or from delays caused by our or other third parties’ information system failures. Furthermore, the proliferation of Medicare and Medicaid managed care programs could have a material adverse impact on the results of our operations as a result of more complicated authorization, billing and collection requirements implemented by such programs.

A change in our estimates of collectability or a delay in collection of accounts receivable could adversely affect our results of operations and liquidity. Our accounts receivable are stated at estimated net realizable value and are net of estimated allowances for uncollectible accounts and adjustments. The estimates are based on a variety of factors, including the length of time receivables are past due, significant one-time events, contractual rights, client funding and/or political pressures, discussions with clients and historical experience. A delay in collecting our accounts receivable, or the non-collection of accounts receivable, including, without limitation, in connection with our transition and integration of acquired companies, and the attendant movement of underlying billing and collection operations from legacy systems to future systems, could have a material negative impact on our results of operations and liquidity and could be required to record impairment charges on our financial statements.

Failure to maintain the security and functionality of our information systems, or to defend against or otherwise prevent a cybersecurity attack or breach, could adversely affect our business, financial position, results of operations and liquidity.

We collect, store, use, retain, disclose, transfer and otherwise process a significant amount of confidential, sensitive and personal information from and about our actual and potential patients and our employees, including tax information, patient health information and payroll data. In addition to internal resources, we rely on third-party service providers in providing our services, including to provide continual maintenance and enhancements and security of any protected data. Such third-party service providers have access to confidential, sensitive and personal information about our patients and employees, and some of these service providers in turn subcontract with other third-party service providers. Our business also supports the use of electronic visit verification

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(“EVV”) to collect visit submission information through our delivery of home health services. To the extent that our EVV vendors fail to support these processes, our internal operations could be negatively affected. Through contractual provisions and third-party risk management processes, we take steps to require that our service providers, and their subcontractors, protect our confidential, sensitive and personal information. However, due to the size and complexity of our technology platform and services, the amount of confidential, sensitive and personal information that we store and the number of patients, employees and third-party service providers with access to confidential, sensitive and personal information, we are potentially vulnerable to a variety of intentional and inadvertent cybersecurity attacks and other security-related incidents and threats, which could result in a material adverse effect on our business, financial position, results of operations and liquidity.

Threats to our information technology systems and data security can take a variety of forms. Hackers may develop and deploy viruses, worms and other malicious software programs that attack our networks and data centers or those of our service providers. Additionally, unauthorized parties may attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery, or other forms of deceiving our employees or contractors, direct social engineering, phishing, credential stuffing, ransomware, denial or degradation of service attacks and similar types of attacks against any or all of us, our patients and our service providers. Other threats include inadvertent security breaches or theft, misuse, unauthorized access or other improper actions by our employees, patients, service providers and other business partners. Cybersecurity attacks and other security-related incidents are increasing in frequency and evolving in nature.

We have implemented policy, procedural, technical, physical and administrative controls with the aim of protecting our networks, applications, bank accounts, and the confidential, sensitive and personal information entrusted to us from such threats. Specifically, we have installed privacy protection systems and devices on our network and point of care tablets in an attempt to prevent unauthorized access to information in our database. However, given the unpredictability of the timing, nature and scope of cybersecurity attacks and other security-related incidents, our technology may fail to adequately secure the confidential health information and personally identifiable information we maintain in our databases and there can be no assurance that any security procedures and controls that we or our service providers have implemented will be sufficient to prevent such incidents from occurring. Furthermore, because the methods of attack and deception change frequently, are increasingly complex and sophisticated, and can originate from a wide variety of sources, including third parties such as service providers and even nation-state actors, it is possible that we may not be able to anticipate, detect, appropriately react and respond to, or implement effective preventative measures against, all cybersecurity attacks and other security-related incidents. As a result, our business, financial condition, results of operations and liquidity could be materially and adversely affected.

The occurrence of any actual or attempted cybersecurity attack or other security-related incident, the reporting of such an incident, whether accurate or not, or our failure to make adequate or timely disclosures to the public or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols, could result in liability to our patients and/or regulators, which could result in significant fines, litigation penalties, orders, sanctions, adverse publicity, litigation or actions against us or our service providers by governmental bodies and other regulatory authorities, patients or third parties, that could have a material adverse effect on our business, consolidated financial condition, results of operations, cash flows and liquidity. Any such proceeding or action, any related indemnification obligation, even if we are not held liable, and any resulting negative publicity, could harm our business, damage our reputation, force us to incur significant expenses in defense of these proceedings, increase the costs of conducting our business, distract the attention of management or result in the imposition of financial liability.

We may be required to expend significant capital and other resources to protect against the threat of cybersecurity attacks and security breaches or to alleviate problems caused by breaches, including unauthorized access to patient data and personally identifiable information stored in our information systems, the introduction of computer viruses or other malicious software programs to our systems, cybersecurity attacks, email phishing schemes, network disruption, denial of service attacks, malware and ransomware. A cybersecurity attack or other

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incident that bypasses our, our patients’ or third-party service providers’ information system’s security could cause a security breach that may lead to a material disruption to our information systems infrastructure or business and may involve a significant loss of business or patient health information and other confidential, sensitive or personal information. If a cybersecurity attack or other unauthorized attempt to access our systems or facilities, or those or our patients or third-party service providers, were to be successful, it could result in the theft, destruction, loss, misappropriation or release of confidential, sensitive or personal information or intellectual property, and could cause operational or business delays that may materially impact our ability to provide various healthcare services. Any successful cybersecurity attack or other unauthorized attempt to access our systems or facilities, or those of our patients or third-party service providers, also could result in negative publicity which could damage our reputation or brand with our patients, referral sources, payers or other third parties and could subject us to substantial sanctions, fines and damages and other additional civil and criminal penalties under the Health Insurance Portability and Accountability Act (“HIPAA”), the Health Information Technology for Economic and Clinical Health Act (the “HITECH Act”), the HIPAA Omnibus Rule (the “Omnibus Rule”) and other federal and state privacy laws, in addition to litigation with those affected.

We, our patients and our third-party service providers have been the victims of these types of threats, attacks and security breaches in the past. No security measures, procedures, technology or amount of preparation can provide guaranteed protection from these threats, or ensure that we, our patients and our third-party service providers will not be victims again in the future. Cybersecurity attacks have disrupted, or resulted in unauthorized access to, our networks, applications and confidential, personal or sensitive data, and those of our patients or service providers, in the past and successful attacks may occur again in the future.

For example, in February 2020, the Company advised the Office for Civil Rights, certain potentially affected persons and applicable State Attorneys General that patient information (including social security numbers and financial account information) may have been illegally obtained by an unauthorized third party. The Company hired leading forensic firms to support its investigation, assess its system and bolster its security. Based on its investigation, the Company determined that the intruder may have accessed certain employee email accounts between July 9, 2019 and August 24, 2019. The Company notified approximately 170,000 current and former patients that certain information may have been copied and transferred. Following the data breach, the Company received notice that a class action complaint had been filed against the Company in the U.S. District Court for the Northern District of Georgia. The complaint alleges, among other things, that the Company failed to take the necessary security precautions to protect patient information and prevent the data breach and that the Company failed to provide timely and adequate notice to affected persons that their personal information had been subject to unauthorized access. Because of the early stage of this matter and the uncertainties of litigation, we cannot predict the ultimate resolution of this matter or estimate the amounts of, or ranges of, potential loss, if any, with respect to this proceeding. The Company intends to defend this lawsuit vigorously and has filed a motion to dismiss the case, which is currently pending. In addition, the Company has received a request for information regarding the data breach and the Company’s response from the Office for Civil Rights as well as additional inquiries from State Attorneys General. The Company is in the process of responding to each of these inquiries and is providing the information requested. The Company could face fines or penalties as a result of these inquiries. However, due to the early stages of these matters, we cannot predict the ultimate resolution or estimate the amounts of, or ranges of, potential loss, if any. The Company has insurance coverage and contingency plans for certain potential liabilities relating to the data breach. Nevertheless, the coverage may be insufficient to satisfy all claims and liabilities related thereto and the Company will be responsible for deductibles and any other expenses that may be incurred in excess of insurance coverage.

Failure to maintain the security and functionality of our information systems and related software, or to defend a cybersecurity attack or other attempt to gain unauthorized access to our systems, facilities or patient health information could expose us to a number of adverse consequences, the vast majority of which are not insurable, including but not limited to disruptions in our operations, regulatory and other civil and criminal penalties, fines, investigations and enforcement actions (including, but not limited to, those arising from the SEC, Federal Trade Commission, the HHS Office of Inspector General (“OIG”) or State Attorneys General), litigation

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with those affected by the data breach, loss of patients, disputes with payers and increased operating expense, which either individually or in the aggregate could have a material adverse effect on our business, financial position, results of operations and liquidity.

Healthcare reform and other regulations could adversely affect our customers, which could have an adverse effect on their ability to make timely payments to us for our products and services.

There are continuing efforts to reform governmental healthcare programs by federal and state governments that could result in major changes in the healthcare delivery and reimbursement system on a national and state level. The ACA and other laws and regulations that limit or restrict Medicare and Medicaid payments to our customers could adversely impact our customers, resulting in their inability to pay us, or pay us in a timely manner, for our services. Efforts to repeal or substantially modify provisions of the ACA continue in Congress and the federal courts. The ultimate outcomes of legislative efforts to repeal, substantially amend, eliminate or reduce funding for the ACA is unknown. The effect of any major modification or repeal of the ACA on our business, operations or financial condition cannot be predicted, but could be materially adverse. There are continuing efforts to reform governmental health care programs that could result in major changes in the health care delivery and reimbursement system on a national and state level, including changes directly impacting the reimbursement systems for our services. Though we cannot predict what, if any, reform proposals will be adopted, healthcare reform and legislation may have a material adverse effect on our business and our financial condition, results of operations and cash flows through decreasing payments made for our services. See “Risk Factors—Risks Related to Our Regulatory Framework.”

Changes in the case-mix of our patients, as well as payer mix and payment methodologies, may have a material adverse effect on our profitability.

The sources and amounts of our patient revenues is determined by a number of factors, including the mix of patients and the rates of reimbursement among third-party payers. Changes in the case-mix of our patients as well as the third-party payer mix among Medicare, Medicaid and private payers may significantly affect our profitability. In particular, any significant increase in our Medicare or Medicaid population or decrease in Medicare or Medicaid payments could have a material adverse effect on our financial position, results of operations and cash flow, particularly if states operating these programs continue to limit, or more aggressively seek limits on, reimbursement rates or service levels.

Changes in payment methodologies by third-party payers could have a material adverse effect on our financial position, results of operations and cash flow. In November 2018, CMS issued the Calendar Year 2019 Home Health Final Rule, which provided for the first payment rate increase for home health providers since 2010. In the 2019 rule, CMS also issued proposed payment changes for Medicare home health providers for 2020. These proposed changes included changes to the HHPPS case-mix adjustment methodology through the use of a new PDGM for home health payments. As a result, the unit of payment changed from a 60-day payment period to a 30-day payment period and the use of therapy visits in the determination of payments was eliminated. While the proposed changes are supposed to be implemented in a budget neutral manner to the industry, the ultimate impact will vary by provider based on factors including patient mix and admission source. On October 31, 2019, CMS released its notice of final rulemaking for calendar year 2020 for home health agencies under the HHPPS (the “2020 HH Rule”). The 2020 HH Rule finalized the implementation of PDGM for 2020. In addition to the significant changes to the home health reimbursement model related to PDGM discussed above, the 2020 HH Rule requires additional quality reporting measures and significantly increases the standardized patient assessment data elements collected by providers beginning in 2022. With respect to Medicare reimbursement rates, the 2020 HH Rule implements a net 1.3% market basket increase (market basket update of 1.5% reduced by 0.2% for an extension of the rural payment add-on factor) in 2020. The 2020 HH Rule then reduces the base payment rate by 4.4% to offset the provider behavioral changes that CMS assumes PDGM will drive. Accordingly, the implementation of the PDGM could negatively impact our rates of reimbursement for Medicare fee for service patients and have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

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If we are unable to provide consistently high quality of care, our business will be adversely impacted.

Providing quality patient care is fundamental to our business. We believe that hospitals, physicians and other referral sources refer patients to us in large part because of our reputation for delivering quality care. Clinical quality is becoming increasingly important within our industry. Effective October 2012, Medicare began to impose a financial penalty upon hospitals that have excessive rates of patient readmissions within 30 days from hospital discharge. We believe this regulation provides a competitive advantage to home health providers who can differentiate themselves based upon quality, particularly by achieving low patient acute care hospitalization readmission rates and by implementing disease management programs designed to be responsive to the needs of patients served by referring hospitals. We are focused intently upon improving our patient outcomes, particularly our patient acute care hospitalization readmission rates. If we should fail to attain our goals regarding acute care hospitalization readmission rates and other quality metrics, we expect our ability to generate referrals would be adversely impacted, which could have a material adverse effect upon our business and consolidated financial condition, results of operations and cash flows. Additionally, Medicare has established consumer-facing websites, Home Health Compare and Hospice Compare, that present data regarding our performance on certain quality measures compared to state and national averages. If we should fail to achieve or exceed these averages, it may affect our ability to generate referrals, which could have a material adverse effect upon our business and consolidated financial condition, results of operations and cash flows.

Quality reporting requirements may negatively impact Medicare reimbursement.

Hospice quality reporting was mandated by the ACA, which directs the Secretary of HHS to establish quality reporting requirements for hospice programs. Failure to submit required quality data will result in a 2%-point reduction to the market basket percentage increase for that fiscal year. This quality reporting program is currently “pay-for-reporting,” meaning it is the act of submitting data that determines compliance with program requirements.

The Improving Medicare Post-Acute Care Transformation Act of 2014 (the “IMPACT Act”) requires the submission of standardized data by home health agencies. Specifically, the IMPACT Act requires, among other significant activities, the reporting of standardized patient assessment data with regard to quality measures, resource use and other measures. Failure to report data as required will subject providers to a 2% reduction in market basket prices then in effect. Additionally, reporting activities associated with the IMPACT Act are anticipated to be quite burdensome.

Similarly, in the Calendar Year 2015 Home Health Final Rule, CMS proposed to establish a new “Pay-for-Reporting Performance Requirement” with which provider compliance with quality reporting program requirements can be measured. Home health agencies that do not submit quality measure data to CMS are subject to a 2% reduction in their annual home health payment update percentage. Home health agencies are required to report prescribed quality assessment data for a minimum of 70% of all patients with episodes of care that occur on or after July 1, 2015. This compliance threshold increased by 10% in each of two subsequent periods (i.e., for episodes beginning on or after July 1, 2016 and before June 30, 2017, home health agencies must score at least 80%, and for episodes beginning on or after July 1, 2017 and thereafter, the required performance level is at least 90%). There can be no assurance that all our home health and hospice agencies will continue to meet quality reporting requirements in the future, which may result in one or more of our home health or hospice agencies seeing a reduction in its Medicare reimbursements. Regardless, we, like other healthcare providers, are likely to incur additional expenses in an effort to comply with additional and changing quality reporting requirements.

Our hospice operations are subject to annual Medicare caps. If any of our hospice providers exceeds such caps, our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected.

Medicare payments to a hospice are subject to an inpatient cap amount and an overall payment cap amount, which are calculated and published by CMS on an annual basis covering the period from November 1 through

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October 31. If payments received under any of our hospice operations exceeds any of these caps, we may be required to reimburse Medicare for payments received in excess of the caps, which could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

Our failure to negotiate favorable managed care contracts, or our loss of existing favorable managed care contracts, could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

We believe that there is a growing trend of patient utilization of managed care. Accordingly, we seek to diversify our payer sources by increasing the business we already do with managed care companies, such as HMOs and PPOs. However, we may not be successful in these efforts. There is also a risk that any favorable managed care contracts that we have may be terminated on short notice, because managed care contracts typically permit the payer to terminate the contract without cause, typically upon 90 days’ notice, but in some cases upon a shorter notice period. The ability to terminate on short notice without cause can provide such companies with leverage to reduce volume or obtain favorable pricing to the detriment of our business strategy, and managed care contracts are subject to frequent change as a result of renegotiations and renewals. Our failure to negotiate, secure, and maintain favorable managed care contracts could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. Furthermore, managed care contracts typically have complicated authorization, billing and collection provisions. Our inability to properly obtain authorizations from managed care programs or accurately bill managed care programs could result in material denied claims, or expose us to material repayment obligations, thereby materially adversely impacting our results of operations.

The home health and hospice industries have historically experienced shortages in qualified employees and management, and competition for qualified personnel may increase our labor costs and reduce profitability.

We compete with other healthcare providers for our employees, both professional employees and management. If we are unable to attract and retain qualified personnel, the quality of our services may decline and we could lose patients and referral sources, which could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. Our ability to attract and retain qualified personnel depends on several factors, including our ability to provide these personnel with attractive assignments and competitive salaries and benefits. During the COVID-19 pandemic, our ability to attract and retain qualified personnel may also depend on our ability to appropriately protect these personnel from exposure to the virus. We cannot be assured we will succeed in any of these areas. In some markets, the lack of availability of medical personnel is a significant operating issue facing all healthcare providers. This issue may be exacerbated if immigration is more limited in the future and by the COVID-19 pandemic.

If the demand for home health and/or hospice services exceeds the supply of available and qualified personnel, we and our competitors may be forced to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals will choose to join or continue to work for us. In addition, if we expand our operations into geographic areas where healthcare providers historically have been unionized, or if any of our employees become unionized, being subject to a collective bargaining agreement may have a negative impact on our ability to timely and successfully recruit qualified personnel and may increase our operating costs. We currently have no union employees, so an increase in labor union activity could have a significant impact on our labor costs. Furthermore, the competitive market for this labor force has created turnover as many seek to take advantage of the supply of available positions, each offering new and more attractive wage and benefit packages. In addition to the wage pressures inherent in this environment, the cost of training new employees amid the turnover rates may cause added pressure on our operating results. If our labor costs increase, we may not experience reimbursement rate or pricing increases to offset these additional costs. Our ability to pass along increased labor costs is limited, which could significantly affect our business and consolidated financial condition, results of operations and cash flows.

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Any economic downturn, deepening of an economic downturn or federal and state budget pressures may result in a reduction in payments and covered services.

While we believe that our services are not typically sensitive to general declines in the federal and state economies, the erosion in the tax base caused by a general economic downturn can cause restrictions on the federal and state governments’ abilities to obtain financing and a decline in spending. In the wake of the 2008 economic recession, most states faced unprecedented declines in tax revenues and, as a result, record budget gaps. If the economy were to contract into a recession (for example, as a result of the global COVID-19 pandemic), our government payers or other counterparties that owe us money could be delayed in obtaining, or may not be able to obtain, necessary funding and/or financing to meet their cash flow needs. As a result, we may face increased pricing pressure, termination of contracts, reimbursement rate cuts or reimbursement delays from Medicare and Medicaid and other governmental payers, which could adversely impact our results of operations and cash flows.

Adverse developments in the United States could lead to a reduction in federal government expenditures, including governmentally funded programs in which we participate, such as Medicare and Medicaid. In addition, if at any time the federal government is not able to meet its debt payments unless the federal debt ceiling is raised, and legislation increasing the debt ceiling is not enacted, the federal government may stop or delay making payments on its obligations, including funding for Medicare and Medicaid. Failure of the federal government to make payments under these programs could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. Further, any failure by the United States Congress to complete the federal budget process and fund government operations may result in a federal government shutdown, potentially causing us to incur substantial costs without reimbursement under Medicare and/or Medicaid, which could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. As an example, the failure of the 2011 Joint Select Committee to meet its Deficit Reduction goal resulted in an automatic reduction in certain Medicare home health payments. Medicaid outlays may also be significantly affected by state budget pressures, and we can expect continuing cost containment pressures on Medicaid outlays for our services.

In addition, sustained unfavorable economic conditions may affect the number of patients enrolled in managed care programs and the profitability of managed care companies, which could result in reduced payment rates and could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

There is a high degree of uncertainty regarding the implementation and impact of the CARES Act and other existing or future stimulus legislation, if any. There can be no assurance as to the total amount of financial assistance or types of assistance we will receive, that we will be able to comply with the applicable terms and conditions to retain such assistance, that we will be able to benefit from provisions intended to increase access to resources and ease regulatory burdens for health care providers or that additional stimulus legislation will be enacted.

The CARES Act is a $2 trillion economic stimulus package signed into law on March 27, 2020, in response to the COVID-19 pandemic. In an effort to stabilize the U.S. economy, the CARES Act provides for cash payments to individuals and loans and grants to small businesses, among other measures. The CARES Act also appropriates $100 billion in funding to HHS for hospitals and other healthcare providers to be distributed through the previously established PHSSEF. Following passage of the CARES Act, on April 24, 2020, H.R. 266, commonly known as the PPPHCE Act, was signed into law, which provides an additional $75 billion appropriation to the PHSSEF on the same terms and conditions as the CARES Act. These funds are intended to reimburse eligible providers and suppliers for healthcare-related expenses or lost revenues attributable to COVID-19.

Recipients are not required to repay PHSSEF funds, provided that they attest to and comply with certain terms and conditions, including limitations on balance billing and restrictions against using PHSSEF funds to

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reimburse expenses or losses that other sources are obligated to reimburse. HHS allocated $50 billion of the CARES Act provider relief funding for general distribution to Medicare providers impacted by COVID-19, to be distributed on a proportional basis to providers’ share of 2018 net patient revenue. HHS expects to distribute $15 billion to eligible Medicaid and CHIP providers that have not received a payment from the PRF’s $50 billion general distribution allocation and billed state Medicaid programs or Medicaid managed care plans for healthcare-related services between January 1, 2018 and May 31, 2020. The Company began applying for these Medicaid PRF payments in June 2020. In addition, HHS is making targeted distributions for providers in areas particularly impacted by COVID-19, rural providers, providers of services with lower shares of Medicare reimbursement or who predominantly serve the Medicaid population, and providers requesting reimbursement for treatment of uninsured Americans, among others. A portion of the available funding is being distributed to reimburse health care providers that submit claims requests for COVID-19-related treatment of uninsured patients at Medicare rates. HHS has not yet announced the precise method by which all future payments from the PHSSEF will be determined or allocated, so the potential impact to us is not currently known. As of January 2, 2021, we had received $         million in PRF payments as a result of applications made by the Company and the Company expects to receive incremental Medicaid PRF payments in the future.

The CARES Act also makes other forms of financial assistance available to health care providers, including Medicare and Medicaid payments adjustments and an expansion of the Medicare Accelerated and Advance Payment Program, which makes available advance payments of Medicare funds in order to increase cash flow to providers. Certain states have passed relief and stimulus legislation and programs. For example, on May 28, 2020, the Pennsylvania General Assembly approved distribution of stimulus dollars that it received through the CARES Act, including to home health and homecare agencies. As of January 2, 2021, the Company had received approximately $        million of stimulus payments from the State of Pennsylvania, for which it did not apply.

Due to the recent enactment of the CARES Act, the PPPHCE Act and other enacted legislation, there is still a high degree of uncertainty surrounding their implementation, and the COVID-19 pandemic continues to evolve. Some of the measures allowing for flexibility in delivery of care and various financial supports for health care providers are available only until the Public Health Emergency (“PHE”) for the COVID-19 pandemic has ended, and it is unclear whether or for how long the PHE declaration will be extended. The current PHE determination was renewed on October 2, 2020, and is currently set to expire on January 21, 2021. The Secretary of HHS may choose to renew the PHE declaration for successive 90-day periods for as long as the emergency continues to exist and may terminate the declaration whenever he determines that the PHE no longer exists. The federal government and the state governments may consider additional stimulus and relief efforts, but we are unable to predict whether additional stimulus measures will be enacted or their impact. There can be no assurance as to the total amount of financial and other types of assistance we will receive under the CARES Act, PPPHCE Act or future legislation, if any, and it is difficult to predict the impact of such legislation on our operations. Companies that we acquire in the future may have received, or elected to receive, financial or other types of assistance under the CARES Act, PPPHCE Act or future legislation, if any, and we may incur additional costs to bring such acquired companies into compliance with such laws or our elections thereunder. Further, there can be no assurance that the terms and conditions of provider relief funding or other relief programs will not change or be interpreted in ways that affect our ability to comply with such terms and conditions in the future (which could affect our ability to retain assistance), the amount of total stimulus funding we will receive or our eligibility to participate in such stimulus funding.

The HHS has indicated that for-profit commercial organizations, such as Aveanna, are required to include PRF payments in determining whether they are required to have certain audits performed. If HHS conducts an audit resulting in findings or allegations of noncompliance with applicable requirements for use of such PRF payments, it could result in a material payment obligation for us. We will continue to monitor our compliance with the terms and conditions of the PRF, including demonstrating that the distributions received have been used for healthcare-related expenses or lost revenue attributable to COVID-19. If we are unable to attest to or comply with current or future terms and conditions, then our ability to retain some or all of the distributions received may

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be impacted. We will continue to assess the potential impact of COVID-19 and government responses to the pandemic on our business, results of operations, financial condition and cash flows.

Further, the rules and regulations associated with the implementation of the CARES Act, including the terms and conditions of the PRF, have not been finalized and remain subject to publication and change. While CMS has issued interim and informal guidance, the final rules and regulations may be materially different from our current understanding. Such changes in the final rules and regulations may materially affect our ability to utilize and retain the PRF payments and may change our accounting for the use of such funds.

Our business is dependent on the availability, integrity and security of internal and external information systems and IT services, but there are risks of business disruption associated with new business systems and technology initiatives.

We are dependent on the proper functioning, availability and uninterrupted operation of our information systems and related software programs. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance existing systems and develop new systems to keep pace with continuing changes in technology, evolving industry and regulatory standards, and changing patient preferences. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems also could disrupt or reduce the efficiency of our business. We may also incur additional costs in relation to any new systems, procedures and controls and additional management attention could be required in order to ensure an efficient integration, placing burdens on our internal resources. In addition, certain software supporting our business and information systems are licensed to us by third-party software developers. Our inability, or the inability of such third parties, to continue to maintain and upgrade our information systems and software could disrupt or reduce the efficiency of our operations. Hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security.

In the ordinary course of business, we implement new or upgraded business and information technology systems for our various businesses to meet our operational needs. Implementation disruptions or the failure of new systems and technology initiatives to operate in accordance with expectations could have a material adverse effect on our business, financial position results of operations and liquidity. Moreover, in connection with recent and future acquisitions, it is necessary for us to continue to create an integrated business from the various acquired entities. This requires the establishment of a common management team to guide the acquired companies, the conversion of numerous information systems to a common operating system, the establishment of a brand identity for the acquired companies, the streamlining of the operating structure to optimize efficiency and customer service and a reassessment of the inventory and supplier base to ensure the availability of products at competitive prices. As a result of our historical acquisition activities, we have acquired additional information systems. We have been taking steps to reduce the number of systems we operate, have upgraded and expanded our information systems capabilities, and are gradually migrating to fewer information systems. No assurance can be given that these various actions can be completed without disruption to the business, in a short period of time or that anticipated improvements in operating performance can be achieved.

Though we have taken steps to protect the safety and security of our information systems and the patient health information and other data maintained within those systems, there can be no assurance that our safety and security measures and disaster recovery plan (and those of our third-party service providers) will prevent damage to, or interruption or breach of, our information systems and operations. Our IT and information systems may fail to operate properly (for example, by capturing patient data erroneously) or become disabled as a result of events that are beyond our control. For example, our information systems are vulnerable to damage or interruption from fire, flood, earthquake, terrorist attacks, natural disasters, power loss, telecommunications failure, break-ins, attacks from malicious third parties, improper operation, computer viruses, unauthorized entry, data loss, cybersecurity attacks, acts or war and similar events. Some of our systems are not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities. Additionally, because the techniques used

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to obtain unauthorized access, disable, or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventive measures. Any such failure of IT and information systems could adversely affect our reputation, our ability to effect transactions and service customers and merchants, disrupt our business or result in the misuse of patient or patient data, financial loss or liability to our patients, the loss of a supplier or regulatory intervention or reputational damage. Problems with, or the failure of, our technology and systems or any system upgrades or programming changes associated with such technology and systems could have a material adverse effect on data capture, medical documentation, billing, collections, assessment of internal controls and management and reporting capabilities, as well as on our business, financial position, results of operations and liquidity.

We develop and maintain portions of our clinical software systems in house. Failure of, or problems with, our systems could harm our business and operating results.

We develop and utilize clinical, appointment scheduling and billing software systems, including our proprietary “Aveanna Connect” software, to collect assessment data, log patient visits, generate medical orders, schedule patients’ appointments and monitor treatments and outcomes in accordance with established medical standards. The system integrates billing and collections functionality as well as accounting, human resource, payroll, and employee benefits programs provided by third parties. Problems with, or the failure of, our technology and systems could negatively impact data capture, billing, collections and management and reporting capabilities. Any such problems or failures could adversely affect our operations and reputation, result in significant costs to us, and impair our ability to provide our services in the future. Additionally, our software utilizes open source software and any defects or security vulnerabilities in such open source software, or any requirement to publicly disclose all or part of the source code to our software or to make available any derivative works of the open source code on unfavorable terms or at no cost, could harm our business, financial condition, results of operations and liquidity. The costs incurred in correcting any errors or problems may be substantial, may negatively affect the public’s perception of our services and could adversely affect our profitability.

If any of our home health or hospice agencies fail to comply with the conditions of participation in the Medicare program, that agency could be terminated from Medicare, which could adversely affect our net service revenue and net income.

Our home health and hospice agencies must comply with the extensive conditions of participation in the Medicare program. These conditions generally require our home health and hospice agencies to meet specified standards relating to personnel, patient rights, patient care, patient records, administrative reporting and legal compliance. If a home health agency or hospice fails to meet any of the Medicare conditions of participation, that home health agency or hospice may receive a notice of deficiency from the applicable surveyor or accreditor. If that home health agency or hospice then fails to institute a plan of correction to correct the deficiency within the time period provided by the surveyor or accreditor, that home health agency or hospice could be terminated from the Medicare program. We respond in the ordinary course to deficiency notices issued by surveyors or accreditors. Any termination of one or more of our home health or hospice agencies from the Medicare program for failure to satisfy the Medicare conditions of participation could adversely affect our net service revenue and net income.

We may not be able to adequately obtain and maintain our intellectual property and proprietary rights, which could impair our ability to protect and enforce our proprietary technology and our brand.

We rely on a combination of trademark law, trade secret protection, contractual restrictions and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. We have not applied for any patents and cannot give assurances that any patent applications will be made by us or that, if they are made, they will be granted.

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We may, over time, strategically increase our intellectual property investment through additional trademark, patent and other intellectual property filings, which could be expensive and time-consuming and are not guaranteed to result in the issuance of registrations. Even if we are successful in obtaining a particular patent, trademark or copyright registration, it is expensive to enforce our rights, including through maintenance costs, monitoring, sending demand letters, initiating administrative proceedings and filing lawsuits.

In addition to registering material and eligible intellectual property, we rely to a degree on contractual restrictions to prevent others from exploiting our intellectual property rights. However, the enforceability of these provisions is subject to various state and federal laws, and is therefore uncertain. Our failure to develop and properly manage new intellectual property could hurt our market position and business opportunities. Furthermore, recent changes to U.S. intellectual property laws may jeopardize the enforceability and validity of our intellectual property portfolio.

Although we have generally taken measures to protect our intellectual property rights, there can be no assurance that the steps that we have taken to protect our intellectual property will prevent third parties from infringing or misappropriating our intellectual property or deter independent development of equivalent or superior intellectual property rights by others. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect or determine the extent of unauthorized use of our intellectual property rights. If we are unable to prevent third parties from adopting, registering or using trademarks and trade dress that infringe, dilute, or otherwise violate our trademark rights, the value of our brands could be diminished and our business could be adversely affected. Our intellectual property rights may be infringed, misappropriated or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable.

Similarly, our reliance on unpatented proprietary information and technology, such as trade secrets and confidential information, depends in part on agreements we have in place with employees, independent contractors and other third parties that allocate ownership of intellectual property and place restrictions on the use and disclosure of this intellectual property. These agreements may be insufficient or may be breached, in either case potentially resulting in the unauthorized use or disclosure of our trade secrets and other intellectual property, including to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property, and we cannot be certain that we will have adequate remedies for any breach. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information or otherwise developed intellectual property for us, including our software, technology and processes. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. Additionally, to the extent that our employees, independent contractors, or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and that compete with our business.

We may become subject to intellectual property disputes, which could be costly and may subject us to significant liability and increased costs of doing business.

We may become involved in lawsuits to protect or enforce our intellectual property rights, and we may be subject to claims by third parties that we have infringed, misappropriated or otherwise violated their intellectual property. Even if we believe that intellectual property related claims are without merit, litigation may be necessary to determine the scope and validity of intellectual property or proprietary rights of others or to protect or enforce our intellectual property rights. The ultimate outcome of any allegation is often uncertain and, regardless of the outcome, any such claim, with or without merit, may be time-consuming, result in costly litigation, divert management’s time and attention from our business, and require us to, among other things, redesign or stop providing our products or services, pay substantial amounts to satisfy judgments or settle claims or lawsuits, pay substantial royalty or licensing fees, or satisfy indemnification obligations that we have with certain parties with whom we have commercial relationships.

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We believe we have all the necessary licenses from third parties to use technology and software that we do not own. A third party could, however, allege that we are infringing its rights, which may deter our ability to obtain licenses on commercially reasonable terms from the third party, if at all, or cause the third party to commence litigation against us. Our failure to obtain necessary license or other rights, or litigation or claims arising out of intellectual property matters, may harm or restrict our business. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Any such litigation or the failure to obtain any necessary licenses or other rights, could adversely impact our business, financial position, results of operations and liquidity.

We have substantial indebtedness, which will increase our vulnerability to general adverse economic and industry conditions and may limit our ability to pursue strategic alternatives and react to changes in our business and industry or pay dividends.

We have a substantial amount of indebtedness. As of January 2, 2021, we had $        million principal amount of first-priority senior secured indebtedness outstanding (with $        million available for borrowing under the Revolving Credit Facility), and $        million aggregate principal amount of second-priority senior secured indebtedness outstanding. See “Capitalization.”

Our high degree of leverage could have important consequences for our investors. For example, it may make it more difficult for us to make payments on our Senior Secured Credit Facilities (as defined under “Description of Certain Indebtedness”); increase our vulnerability to general economic and industry conditions, including recessions and periods of significant inflation and financial market volatility; expose us to the risk of increased interest rates as certain of our borrowings, including borrowings under the Senior Secured Credit Facilities, are at variable rates of interest; require us to use a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing our ability to fund working capital and other expenses; limit our ability to refinance existing indebtedness on favorable terms or at all or borrow additional funds in the future for, among other things, working capital, acquisitions or debt service requirements; limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and place us at a competitive disadvantage compared to competitors that have less indebtedness.

In addition, the agreements that govern the Senior Secured Credit Facilities contain customary restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Those covenants include restrictions on our ability to, among other things, incur additional indebtedness, incur liens, pay dividends and make other payments in respect of capital stock, make acquisitions, investments, loans and advances, transfer or sell assets and enter into certain transactions with our affiliates. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt under the Senior Secured Credit Facilities. See “Description of Certain Indebtedness.” Any such event of default or acceleration could have an adverse effect on the trading price of our common stock.

Furthermore, the terms of any future debt we may incur could have further additional restrictive covenants. We may not be able to maintain compliance with these covenants in the future, and in the event that we are not able to maintain compliance, we cannot assure you that we will be able to obtain waivers from the lenders or amend the covenants.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Interest rates may fluctuate in the future. As a result, interest rates under the Senior Secured Credit Facilities or other variable rate indebtedness could be higher or lower than current levels. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remained

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the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. In addition, a transition away from the London Interbank Offered Rate (for purposes of this risk factor, “LIBOR”) as a benchmark for establishing the applicable interest rate may affect the cost of servicing our debt under the Senior Secured Credit Facilities. The Financial Conduct Authority of the United Kingdom has announced that it plans to phase out LIBOR by the end of calendar year 2021. The Federal Reserve Bank of New York has begun publishing a Secured Overnight Funding Rate (“SOFR”), which is intended to replace U.S. dollar LIBOR, and central banks in several other jurisdictions have also announced plans for alternative reference rates for other currencies. These reforms may cause LIBOR to perform differently than in the past or to disappear entirely. As a result, we may need to renegotiate our Senior Secured Credit Facilities or incur other indebtedness, and the phase-out of LIBOR may negatively impact the terms of such indebtedness. In addition, the overall financial market may be disrupted as a result of the phase-out or replacement of LIBOR. Disruption in the financial market could have a material adverse effect on our business, financial condition and results of operations.

Servicing our debt requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

Our business may not generate sufficient cash flow from operating activities to service our debt obligations. Our ability to make payments on and to refinance our debt and to fund planned capital expenditures depends on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

If we are unable to generate sufficient cash flow from operations to service our debt and meet our other commitments, we may need to refinance all or a portion of our debt, sell material assets or operations, delay capital expenditures, or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements may restrict us from pursuing any of these alternatives.

Despite current debt levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional debt in the future. Although the agreements governing our Senior Secured Credit Facilities contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions, and the debt incurred in compliance with these restrictions could be substantial. Additionally, we may successfully obtain waivers of these restrictions. If we incur additional debt above the levels currently in effect, the risks associated with our leverage, including those described above, would increase.

We may not be able to identify, acquire, successfully integrate and obtain financing for strategic and accretive acquisitions.

We regularly evaluate opportunities to acquire other companies and have undertaken, and may in the future undertake, strategic and accretive acquisitions. To the extent our future growth strategy includes strategic and accretive acquisitions, we cannot assure you that we will successfully identify suitable acquisition candidates, obtain financing for such acquisitions, if necessary, consummate such potential acquisitions or efficiently integrate any acquired entities or successfully expand into new markets as a result of our acquisitions. If we are unable to successfully execute on such a strategy in the future, our future growth could be limited.

We believe that there are risks related to acquiring companies, including overpaying for acquisitions, losing key employees of acquired companies or legacy companies, failing to effectively integrate acquired companies,

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the assumption of liabilities and exposure to unforeseen liabilities of acquired branch, regional and corporate operations, and failing to achieve potential synergies or remove transition, integration or non-recurring costs. Historically, we have funded acquisitions primarily through our credit facilities, and there is no guarantee that we will be able to obtain financing for any future acquisition on favorable terms, if at all. Furthermore, in certain circumstances, we could be required to pay or be involved in disputes relating to termination fees or liquidated damages if an acquisition is not consummated. If we become obligated to pay a termination fee or liquidated damages, the payment could have a material adverse effect on our business, financial condition or results of operations.

Upon consummation of an acquisition, the integration process could divert the attention of management, and any difficulties or problems encountered in the transition process could have a material adverse effect on our business, financial condition or results of operations. In particular, the integration process may temporarily redirect resources previously focused on reducing cost of services, resulting in lower gross profits in relation to sales. The process of combining companies could cause the interruption of, or a loss of momentum in, the activities of the respective businesses, which could have an adverse effect on their combined operations. Additionally, in some acquisitions, we may have to renegotiate, or risk losing, one or more third-party payer contracts. We may also be unable to immediately collect the accounts receivable of an acquired entity while we align the payers’ payment systems and accounts with our own systems. Finally, certain transactions can require licensure changes which, in turn, result in disruptions in payment for services.

We may also make strategic divestitures from time to time. With respect to any divestiture, we may encounter difficulty finding potential acquirers or other divestiture options on favorable terms. Any divestiture could affect our profitability as a result of the gains or losses on such sale of a business or service, the loss of the operating income resulting from such sale or the costs or liabilities that are not assumed by the acquirer (i.e., stranded costs) that may negatively impact profitability subsequent to any divestiture. The Company may also be required to recognize impairment charges as a result of a divesture.

Federal regulation may impair our ability to consummate acquisitions or open new care centers.

Changes in federal laws or regulations may materially adversely impact future acquisitions. For example, the Social Security Act provides the Secretary of Health and Human Services with the authority to impose temporary moratoria on the enrollment of new Medicare providers if deemed necessary to combat fraud, waste or abuse under government programs. While there are no active Medicare moratoria, there can be no assurance that CMS will not adopt a moratorium on new providers in the future. Additionally, in 2010, CMS implemented and amended a regulation known as the “36 Month Rule” that is applicable to home health agency acquisitions. Subject to certain exceptions, the 36 Month Rule prohibits buyers of certain home health agencies – those that either enrolled in Medicare or underwent a change in majority ownership fewer than 36 months prior to the acquisition – from assuming the Medicare billing privileges of the acquired care center. The 36 Month Rule may restrict bona fide transactions and potentially block new investments in home health agencies. These changes in federal laws and regulations, and similar future changes, may further increase competition for acquisition targets and could have a material adverse effect on any acquisition strategy.

We are exposed to various risks related to legal proceedings, claims and governmental inquiries that could adversely affect our operating results. The nature of our business exposes us to various liability claims, which may exceed the level of our insurance coverage, meaning that our insurance may not fully protect us.

We are a party to lawsuits, claims and governmental inquiries in the normal course of our business. See “Business—Legal Proceedings and Government Matters.”

Responding to lawsuits brought against us and governmental inquiries or legal actions that we may initiate, can often be expensive and time-consuming and disruptive to normal business operations. Moreover, the results of complex legal proceedings and governmental inquiries are difficult to predict. Unfavorable outcomes from

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these claims, lawsuits and governmental inquiries could adversely affect our business, results of operations or financial condition, and we could incur substantial monetary liability and/or be required to change our business practices.

The nature of our business subjects us to inherent risk of professional liability and substantial damage awards. Healthcare providers have become subject to an increasing number of legal actions alleging malpractice or related legal theories in recent years, many of which involve large monetary claims and significant defense costs. In general, we coordinate care for medically fragile children and adults and end-of-life care for adults through our own network of full time and part-time employed clinicians, including registered nurses, limited practice nurses, licensed therapists, certified nursing assistants, home health aides, therapy assistants and other similar providers. Although we carefully screen all of the providers in our network and actively remove those that fall below a certain quality threshold, we cannot be certain that a provider will not incur tort liability, including medical malpractice, in treating one of our referred patients. As the referring party in such a case, we could be found negligent if our screening and monitoring procedures are deemed inadequate. The nurses and other healthcare professionals we employ could be considered our agents and, as a result, we could be held liable for their medical negligence. Moreover, in light of the COVID-19 pandemic, we could be liable if our COVID-19 screening, monitoring and/or safety protocols are deemed inadequate to stop the transmission of the COVID-19 virus from our nurses and healthcare professionals to our patients.

Additionally, although we do not grant, deny or adjudicate claims for payment of benefits and we do not believe that we engage in the corporate practice of medicine or the delivery of medical services, there can be no assurance that we will not be subject to claims or litigation related to the authorization or denial of claims for payment of benefits to allegations that we have engaged in fee splitting, which may be prohibited under state laws, or to allegations that we engage in the corporate practice of medicine or the delivery of medical services.

While we do not design or manufacture the products sold by our MS segment, there can be no assurance that we will not be subject to product liability claims related to such products and that such claims will not result in liability in excess of our insurance coverage.

Moreover, we could also be subject to potential litigation associated with compliance with various laws and governmental regulations at the federal or state levels, such as those relating to the protection of persons with disabilities, employment, health, safety, security and other regulations under which we operate.

We maintain professional liability insurance to provide coverage to us and our subsidiaries against these litigation claims and potential litigation risks. However, we cannot assure you claims will not be made in the future in excess of the limits of our insurance, nor can we assure you that any such claims, if successful and in excess of such limits, will not have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. We cannot assure you that the insurance we maintain will satisfy claims made against us or that insurance coverage will continue to be available to us at commercially reasonable rates, in adequate amounts or on satisfactory terms. Any claims made against us, regardless of their merit or eventual outcome, could damage our reputation and business and our ability to attract and retain patients and employees.

Our balance sheet includes a significant amount of goodwill and intangible assets. An impairment in the carrying value of goodwill could negatively impact our consolidated results of operations and total assets.

Our balance sheet includes a significant amount of goodwill and intangible assets. Goodwill and intangible assets, net, together accounted for approximately 81.2% of total assets on our balance sheet as of December 28, 2019. The impairment of a significant portion of these assets would negatively affect our financial condition or results of operations. We regularly evaluate whether events and circumstances have occurred indicating that any portion of our intangible assets and goodwill may not be recoverable. When factors indicate that intangible assets and goodwill should be evaluated for possible impairment, we may be required to reduce the carrying value of

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these assets. For example, during our annual goodwill impairment test for the period from March 16, 2017 to December 30, 2017, we identified that the carrying value of five of our reporting units exceeded their estimated fair values. As such, we determined that the goodwill associated with our reporting units was impaired and recorded an impairment charge, net of tax effect, of approximately $241 million to reduce goodwill associated with our reporting units. We cannot currently estimate the timing and amount of any future reductions in carrying value.

Moreover, when we acquire a business, we record goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the target at the acquisition date over the fair values of the identifiable net assets acquired. In accordance with Accounting Standards Codification Topic 350 “Intangibles— Goodwill and Other,” we test goodwill for impairment annually and on an interim date if factors or indicators become apparent that would require an interim test.

In evaluating the potential for impairment of goodwill, we make assumptions regarding future operating performance, business trends, and market and economic conditions. Such analyses further require us to make judgmental assumptions about referrals, sales, operating margins, growth rates, and discount rates. There are inherent uncertainties related to these factors and to management’s judgment in applying these factors to the assessment of goodwill recoverability. We could be required to evaluate the recoverability of goodwill prior to the annual assessment if we experience disruptions to the business, significant unexpected declines in operating results or divestitures of a significant component of our business.

We can provide no assurance that a material impairment charge will not occur in a future period. Such an impairment could have a material adverse effect on our business, financial position, results of operations and liquidity.

If we are unable to maintain our corporate reputation, or there is adverse publicity or changes in public perception of our services, our business may suffer.

Our success depends on our ability to maintain our corporate reputation, including our reputation for providing quality patient care and for compliance with applicable Medicare and Medicaid requirements and the other laws to which we are subject. For example, while we believe that the services we provide are of high quality, if our “quality measures,” which are published annually online by CMS, are deemed to be not of the highest value, our reputation could be negatively affected. Adverse publicity surrounding any aspect of our business, including our failure to provide proper care, litigation, changes in public perception of our services, or failure on our part to comply with applicable Medicare and Medicaid requirements or other laws to which we are subject, could negatively affect our Company’s overall reputation and the willingness of referral sources to refer patients to us and of patients to use our services.

We are sensitive to regional weather conditions that may adversely affect our operations.

Our operations are directly affected in the short-term by the weather conditions in certain of our regions of operation, particularly along coastal areas in the United States, which may be subject to hurricanes. Weather conditions, including tornadoes, significant rain, snow, sleet, freezing rain or ice, or other factors beyond our control, such as wildfires, could disrupt patient scheduling, displace our patients and caregivers or force certain of our facilities to close temporarily or for an extended period of time. Therefore, our business is sensitive to the weather conditions of these regions. While we have disaster recovery systems and business continuity plans in place, any disruptions in our disaster recovery systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively monitor and control our operations. Although we maintain insurance coverage, we cannot guarantee that our insurance coverage will be adequate to cover any losses or that we will be able to maintain insurance at a reasonable cost in the future. Accordingly, our operating results may vary from quarter to quarter, depending on the impact of these weather conditions, and if our losses from business interruption or property

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damage that result from such weather conditions exceed the amount for which we are insured, our results of operations and financial condition would be adversely affected.

We may be more vulnerable to the effects of a public health catastrophe than other businesses due to the nature of our patients, and a regional or global socio-political or other catastrophic event could severely disrupt our business.

We believe that the majority of our patients are individuals with complex medical challenges, many of whom may be more vulnerable than the general public during a pandemic or other public health catastrophe. Our employees are also at greater risk of contracting contagious diseases due to their increased exposure to vulnerable patients. For example, if another pandemic were to occur, we could suffer significant losses to our consumer population or a reduction in the availability of our employees and, at a high cost, be required to hire replacements for affected workers. Enrollment for our services could experience sharp declines if families decide healthcare workers should not be brought into their homes during a health pandemic. Local, regional or national governments might limit or ban public interactions to halt or delay the spread of diseases causing business disruptions and the temporary closure of our centers. Accordingly, certain public health catastrophes could have a material adverse effect on our financial condition and results of operations.

Other unforeseen events, including acts of violence, war, terrorism and other international, regional or local instability or conflicts (including labor issues), embargoes, natural disasters such as earthquakes, whether occurring in the United States or abroad, could restrict or disrupt our operations. Enrollment in our Support Services or day health centers, for example, could experience sharp declines as patients and their families may avoid venturing out in public as a result of one or more of these events.

We depend on the services of our executive officers and other key employees.

We depend greatly on the efforts of our executive officers and other key employees to manage our operations. We believe future success will depend upon our ability to continue to attract, motivate and retain highly-skilled managerial, sales and marketing, divisional, regional and agency director personnel. The loss or departure of any one of these executives or other key employees could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses (“NOLs”), to offset future taxable income. A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. As of January 2, 2021, we have $        million of U.S. federal net operating loss carryforwards and $        million of state and local net operating loss carryforwards. Our ability to utilize NOLs may be currently subject to limitations due to prior ownership changes. In addition, future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code, further limiting our ability to utilize NOLs arising prior to such ownership change in the future. There is also a risk that due to statutory or regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. We have recorded a full valuation allowance against the deferred tax assets attributable to our federal NOLs.

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Unanticipated changes in tax law or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to taxes by U.S. federal, state and local tax authorities. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	allocation of expenses to and among different jurisdictions;

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, tax treaties, regulations or interpretations thereof; or

•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other taxes by U.S. federal, state and local tax authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Furthermore, as permitted by the CARES Act, we have elected to defer certain payments of our employer share of Social Security tax that would otherwise be required to be paid during the period beginning on March 27, 2020 and ending December 31, 2020. The CARES Act allows employers to deposit 50% of the deferred taxes on or before December 31, 2021, and the remaining 50% by December 31, 2022. As of January 2, 2021, the Company has elected to defer payment to the U.S. Treasury of approximately $        million of employer social security taxes. Accounting for the tax effects of the CARES Act and subsequent guidance issued requires complex new calculations to be performed and significant judgments in interpreting the legislation. Additional guidance may be issued on how the provisions of the CARES Act will be applied or otherwise administered that is different from our interpretation. The extent to which the COVID-19 pandemic impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence. If our results of operations are materially adversely affected by the COVID-19 pandemic, we may need to borrow additional funds or obtain funds from other sources to repay the deferred employer Social Security tax liability, which may negatively affect our liquidity and financial condition.

Risks Related to Our Regulatory Framework

We are operating under a Corporate Integrity Agreement. Violations of this agreement could result in substantial penalties or exclusion from participation in the Medicare program.

On July 27, 2015, with no admissions of liability, PSA, a predecessor to Aveanna, entered into a settlement agreement with the U.S. Department of Justice relating to certain of its clinical and business operations. See “Business—Legal Proceedings and Government Matters.” Concurrently with its entry into this agreement, PSA entered into a Corporate Integrity Agreement (“CIA”) with the OIG. As PSA’s successor, Aveanna assumed responsibility for compliance with and completion of the CIA. The CIA, which has a term of five years, formalizes various aspects of already existing ethics and compliance programs and contains other requirements designed to help ensure ongoing compliance with federal healthcare program requirements. Among other things, the CIA requires Aveanna to maintain our existing compliance program, executive compliance committee and compliance committee of our Board of Directors; provide certain compliance training; continue screening new and current employees to ensure they are eligible to participate in federal healthcare programs; engage an independent review organization (“IRO”) to perform certain auditing and reviews and prepare certain reports regarding our compliance with federal healthcare programs, our billing submissions to federal healthcare programs and our compliance and

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risk mitigation programs; and provide certain reports and management certifications to the OIG. Additionally, the CIA specifically requires that the company report substantial overpayments that we discover we have received from the federal healthcare programs, as well as probable violations of federal healthcare laws. Upon breach of the CIA, the Company could become liable for payment of certain stipulated penalties, or could be excluded from participation in federal healthcare programs. Although we believe that we are currently in compliance with the CIA, any violations of the agreement could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. The compliance obligations terminated on July 27, 2020. The remainder of the CIA terminates 120 days after OIG’s receipt of either Aveanna’s final annual report or any additional materials submitted by Aveanna pursuant to OIG’s request, whichever is later, subject to receipt of a closure letter from the OIG. The final annual report was submitted to OIG on October 15, 2020.

Healthcare reform has initiated significant changes to the U.S. healthcare system.

Various healthcare reform provisions became law upon enactment of the ACA. The reforms contained in the ACA have impacted each of our businesses in some manner. Several of the reforms are very significant and could ultimately change the nature of our services, the methods of payment for our services, and the underlying regulatory environment. The reforms include the possible modifications to the conditions of qualification for payment, bundling payments to cover both acute and post-acute care, and the imposition of enrollment limitations on new providers.

The ACA also provides for reductions to the annual market basket payment updates for home health agencies, which could result in lower reimbursement than in preceding years, and additional annual “productivity adjustment” reductions to the annual market basket payment update as determined by CMS for home health agencies.

Further, the ACA mandates changes to home health benefits under Medicare. For home health, the ACA mandates creation of a value-based purchasing program, development of quality measures, a decrease in home health reimbursement that began with federal fiscal year 2014 and was phased-in over a four-year period, and a reduction in the outlier cap. In addition, the ACA requires the Secretary of HHS to test different models for delivery of care, some of which would involve home health services. It also requires the Secretary to establish a national pilot program for integrated care for patients with certain conditions, bundling payment for acute hospital care, physician services, outpatient hospital services (including emergency department services), and post-acute care services, which would include home health. The Secretary is also required to conduct a study to evaluate costs and quality of care among efficient home health agencies regarding access to care and treating Medicare beneficiaries with varying severity levels of illness and provide a report to the U.S. Congress.

For hospice, the ACA required state Medicaid benefits for children to include hospice care with disease-modifying treatment. In addition, the ACA mandates the creation of a hospice quality reporting program, ensuring public reporting of hospice quality data. Hospices failing to submit quality data will incur a 2% reduction in hospice reimbursements for the following year. The ACA also requires a reduction in the market basket index, which beginning in 2013 is reduced by a productivity adjustment that fluctuates every year and an addition adjustment of 0.3%, reducing the Medicare hospice payment. These reductions in the market basket index were extended through 2019. For patients enrolled in hospice for more than six months, the ACA mandates a face-to-face visit with a physician or nurse practitioner to confirm continued need for hospice enrollment. Potential efforts in the U.S. Congress to repeal, amend, modify, or retract funding for various aspects of the ACA create additional uncertainty about the ultimate impact of the ACA on us and the healthcare industry.

In addition, a primary goal of healthcare reform is to reduce costs, which includes reductions in the reimbursement paid to us and other healthcare providers. Moreover, healthcare reform could negatively impact insurance companies, other third-party payers, our patients, as well as other healthcare providers, which may in turn negatively impact our business. As such, healthcare reforms and changes resulting from the ACA (including any repeal, amendment, modification or retraction thereof), as well as other similar healthcare reforms, including

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any potential change in the nature of services we provide, the methods or amount of payment we receive for such services, and the underlying regulatory environment, could have a material adverse effect on our business, financial position, results of operations and liquidity. See “Risk Factors—Risks Related to Our Regulatory Framework.”

We conduct business in a heavily regulated industry, and changes in regulations, the enforcement of these regulations, or violations of regulations may result in increased costs or sanctions that reduce our revenues and profitability.

In the ordinary course of our business, we are regularly subject to inquiries and audits by federal and state agencies that oversee applicable healthcare program participation and payment regulations. We also are subject to government investigations. We believe that the regulatory environment surrounding most segments of the healthcare industry remains intense. The extensive federal and state regulations affecting the healthcare industry include, but are not limited to, regulations relating to licensure, billing, provision of services, conduct of operations, allowable costs, and prices for services, facility staffing requirements, qualifications and licensure of staff, environmental and occupational health and safety, and the confidentiality and security of health-related information. In particular, various laws, including the Anti-Kickback Statute, anti-fraud, and anti-abuse amendments codified under the Social Security Act prohibit certain business practices and relationships that might affect the provision and cost of healthcare services reimbursable under Medicare and Medicaid, including the payment or receipt of remuneration for the referral of patients whose care will be paid by Medicare or other governmental programs. Sanctions for violating those anti-kickback, anti-fraud, and anti-abuse amendments include criminal penalties, civil sanctions, fines, and possible exclusion from government programs such as Medicare and Medicaid.

Federal and state governments continue to pursue intensive enforcement policies resulting in a significant number of investigations, inspections, audits, citations of regulatory deficiencies, and other regulatory sanctions including demands for refund of overpayments, terminations from the Medicare and Medicaid programs, bans on Medicare and Medicaid payments for new admissions, and civil monetary penalties or criminal penalties. We expect audits under the CMS Recovery Audit Contractor (“RAC”) program, the CMS Targeted Probe and Educate (“TPE”) program, the Unified Program Integrity Contractors (“UPIC”) program and other federal and state audits evaluating the medical necessity of services to further intensify the regulatory environment surrounding the healthcare industry as third-party firms engaged by CMS and others conduct extensive reviews of claims data and medical and other records to identify improper payments to healthcare providers under the Medicare and Medicaid programs. If we fail to comply with the extensive laws, regulations and prohibitions applicable to our businesses, we could become ineligible to receive government program reimbursement, suffer civil or criminal penalties, or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to investigations, audits or other enforcement actions related to these laws, regulations or prohibitions. Failure of our staff to satisfy applicable licensure requirements, or of our home health and hospice operations to satisfy applicable licensure and certification requirements could have a material adverse effect on our business, financial position, results of operations and liquidity.

We are unable to predict the future course of federal and state regulation or legislation, including Medicare and Medicaid statutes and regulations, or the intensity of federal and state enforcement actions. Changes in the regulatory framework, including those associated with healthcare reform, and sanctions from various enforcement actions could have a material adverse effect on our business, financial position, results of operations and liquidity.

Many states have CON laws or other regulatory provisions that may adversely impact our ability to expand into new markets and thereby limit our ability to grow and increase net patient service revenue.

Many states have enacted CON laws that require prior state approval to offer new or expanded healthcare services or open new healthcare facilities or expand services at existing facilities. In such states, expansion by existing providers or entry into the market by new providers is permitted only where a given amount of unmet

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need exists, resulting either from population increases or a reduction in competing providers. These states ration the entry of new providers or services and the expansion of existing providers or services in their markets through a CON process, which is periodically evaluated and updated as required by applicable state law. The process is intended to promote comprehensive healthcare planning, assist in providing high-quality healthcare at the lowest possible cost and avoid unnecessary duplication by ensuring that only those healthcare facilities, services and operations that are needed will be built and opened. We operate home health centers and/or hospice services in the following CON states: Alabama, Georgia, North Carolina, Tennessee and Washington. In every state where required, our home health offices, hospice centers and care centers possess a license and/or CON issued by the state health authority that determines the local service areas for the home health office, hospice office or care center.

In general, the process for opening a home health office, care center or hospice begins by a provider submitting an application for licensure and certification to the state and federal regulatory bodies, and the completion of both an initial licensure and certification survey, which is followed by a testing period of transmitting data from the applicant to CMS. Once this process is complete, the provider receives a provider agreement and corresponding number and can begin billing for services that it provides unless a CON is required. For those states that require a CON, the provider must also complete a separate application process before billing can commence and receive required approvals for capital expenditures exceeding amounts above prescribed thresholds. Our costs of obtaining a CON in any new CON state in which we seek to operate could be significant, and we cannot assure you that we will be able to obtain the CONs or other required approvals in the future. Our failure or inability to obtain a required CON, license or any necessary approvals could adversely affect our ability to expand into new markets and to expand our services and facilities in existing markets. Furthermore, if a CON or other prior approval upon which we relied to invest in a healthcare center or other facility were to be revoked or lost through an appeal process, we may not be able to recover the value of our investment.

CMS and state Medicaid agencies may, for a period of time, impose a moratorium against additional Medicaid enrollment for a particular type of service, upon a determination that a moratorium is necessary to prevent fraud, waste or abuse, or to limit an over-abundance of a type of Medicaid provider within a state. For example, on July 31, 2013, CMS implemented a six-month moratorium on new Medicare (and Medicaid) home health agencies in Florida’s Miami-Dade County and Illinois’ Cook County. The moratorium on enrollment of additional home health agencies in the Medicare (and Medicaid programs) was a way to combat fraud, waste and abuse, while assuring patient access to care. Over the years, CMS has repeatedly renewed and extended the moratorium to the entire states of Florida, Illinois, Michigan and Texas.

The CMS moratoria on new Medicare home health agencies were lifted on January 1, 2019; however, Florida requested that CMS extend the moratorium on new home health agency enrollments into its Medicaid program. Florida’s moratorium on Medicaid home health agency provider enrollment has been extended multiple times with the current extension in effect through January 29, 2021, and a further extension is likely.

Florida’s moratorium on Medicaid enrollment limits new market entry into the Medicaid program except through mergers or acquisitions since there is an exception to the moratorium for changes of ownership; thus, it gives a competitive advantage to existing Medicaid agencies.

In addition, we cannot predict whether any other states may adopt a similar Medicaid moratorium. A moratorium in any state in which we seek to, or currently, operate may prevent us from introducing, or disposing of, operations in that state, respectively, which may impair our future expansion or divestiture opportunities in some states.

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We face and are currently subject to reviews, audits and investigations under our contracts with federal and state government agencies and other payers, and these reviews, audits and investigations could have adverse findings that may negatively impact our business.

As a result of our participation in the Medicare and Medicaid programs, as well as in accordance with the requirements of our CIA, we face and are currently subject to various governmental reviews, audits, and investigations to verify our compliance with these programs and applicable laws and regulations. An increasing level of governmental and private resources are being devoted to the investigation of allegations of fraud and abuse in the Medicare and Medicaid programs, and federal and state regulatory authorities are taking an increasingly strict view of the requirements imposed on healthcare providers by the Social Security Act, the Medicare and Medicaid programs, and other applicable laws. We are routinely subject to audits under various government programs, including the RAC program, the TPE program and the UPIC program, in which CMS engages third-party firms to conduct extensive reviews of claims data and medical and other records to identify potential improper payments to healthcare providers under the Medicare program.

In addition, we, like other healthcare providers, are subject to ongoing investigations by the OIG, the United States Department of Justice (“DOJ”) and State Attorneys General into the billing of services provided to Medicare and Medicaid patients, including whether such services were properly documented and billed, whether services provided were medically necessary, and general compliance with conditions of participation in the Medicare and Medicaid programs. Private pay sources such as third-party insurance and managed care entities also often reserve the right to conduct audits. Our costs to respond to and defend any such reviews, audits and investigations are significant and are likely to increase in the current enforcement environment. These audits and investigations may require us to refund or retroactively adjust amounts that have been paid under the relevant government program or from other payers. Further, an adverse review, audit or investigation could result in other adverse consequences, particularly if the underlying conduct is found to be pervasive or systemic. These consequences include: (1) state or federal agencies imposing significant fines, penalties and other sanctions on us; (2) loss of our right to participate in the Medicare or Medicaid programs or one or more third-party payer networks; (3) indemnity claims asserted by patients and others for which we provide services; and (4) damage to our reputation in various markets, which could adversely affect our ability to attract patients and employees. If they were to occur, these consequences could have a material adverse effect on our business, financial position, results of operations and liquidity.

We are subject to extensive and complex federal and state government laws and regulations that govern and restrict our relationships with physicians and other referral sources.

The Anti-Kickback Statute, the Stark Law, the False Claims Act (the “FCA”) and similar state laws materially restrict our relationships with physicians and other referral sources. We have a variety of financial relationships with referral sources who either refer or influence the referral of patients to our healthcare facilities, and these laws govern those relationships. The OIG has enacted safe harbor regulations that outline practices deemed protected from prosecution under the Anti-Kickback Statute. While we endeavor to comply with the safe harbors, most of our current arrangements, including with physicians and other referral sources, may not qualify for safe harbor protection. Failure to qualify for a safe harbor does not mean the arrangement necessarily violates the Anti-Kickback Statute but may subject the arrangement to greater scrutiny. However, we cannot offer assurance that practices outside of a safe harbor will not be found to violate the Anti-Kickback Statute.

Any financial relationships with referring physicians and their immediate family members must comply with the Stark Law by meeting an exception. We attempt to structure our relationships to meet an exception to the Stark Law, but the regulations implementing the exceptions are detailed and complex, and we cannot provide assurance that every relationship complies fully with the Stark Law. Unlike the Anti-Kickback Statute, failure to meet an exception under the Stark Law may result in a violation of the Stark Law, even if such violation is technical in nature.

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Additionally, if we violate the Anti-Kickback Statute or the Stark Law, or if we improperly bill for our services, we may be found to violate the FCA, either under a suit brought by the government or by a private person under a qui tam, or “whistleblower,” lawsuit.

If we fail to comply with the Anti-Kickback Statute, the Stark Law, the FCA or other applicable laws and regulations, we could be subject to liabilities, including civil penalties (including the loss of our licenses to operate one or more facilities or healthcare activities), exclusion of one or more facilities or healthcare activities from participation in the Medicare, Medicaid, and other federal and state healthcare programs, and, for violations of certain laws and regulations, criminal penalties.

We do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our business, financial position, results of operations and liquidity, and our business reputation could suffer significantly. In addition, other legislation or regulations at the federal or state level may be adopted that could have a material adverse effect on our business, financial position, results of operations and liquidity.

If we are found to have violated HIPAA, the HITECH Act, the Omnibus Rule or any other applicable privacy and security laws and regulations, as well as contractual obligations, we could be subject to sanctions, fines, damages and other additional civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial position, results of operation and liquidity.

There are a number of federal and state laws, rules and regulations, as well as contractual obligations, relating to the protection, collection, storage, use, retention, security, disclosure, transfer and other processing of confidential, sensitive and personal information, including certain patient health information, such as patient records. Existing laws and regulations are constantly evolving, and new laws and regulations that apply to our business are being introduced at every level of government in the United States. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, our affiliates and other parties with whom we conduct business. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our business. We monitor legal developments in data privacy and security regulations at the local, state and federal level, however, the regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

The management of protected health information (“PHI”) is subject to several regulations at the federal level, including HIPAA and the HITECH Act. The HIPAA privacy and security regulations protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend, and seek accounting of their own health information, and limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. The HITECH Act strengthened HIPAA enforcement provisions and authorized State Attorneys General to bring civil actions for HIPAA violations. It permits the HHS to conduct audits of HIPAA compliance and impose significant civil monetary penalties even if we did not know or reasonably could not have known about the violation. The Omnibus Rule extended certain privacy and security regulations to business associates and their subcontractors that handle protected health information and imposed new requirements on HIPAA business associate contracts. The Omnibus Rule also clarified a covered entity’s (which is a healthcare provider, a health plan or healthcare clearinghouse) notification and reporting requirements in the event of a breach of unsecured protected health

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information. This reporting obligation supplements state laws that also may require notification in the event of a breach of personal information. If we are found to have violated the HIPAA privacy or security regulations or other federal or state laws protecting the confidentiality of patient health or personal information, including but not limited to the HITECH Act and the Omnibus Rule, we could be subject to sanctions, fines, damages and other additional civil or criminal penalties, including litigation with those affected, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial position, results of operations and liquidity.

Numerous other federal and state laws protect the confidentiality, privacy, availability, integrity and security of PHI. For example, various states, such as California and Massachusetts, have implemented privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements regulating the use and disclosure of personally identifiable information, including PHI. These laws in many cases are more restrictive than, and may not be preempted by, the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues and potentially exposing us to additional expense, adverse publicity and liability. We also expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. The U.S. Congress has considered, but not yet passed, several comprehensive federal data privacy bills over the past few years, such as the CONSENT Act, which was intended to be similar to the landmark 2018 European Union General Data Protection Regulation. We expect federal data privacy laws to continue to evolve.

At the state and local level, there is increased focus on regulating the collection, store, use, retention, security, disclosure, transfer and other processing of confidential, sensitive and personal information. In recent years, we have seen significant changes to data privacy regulations across the U.S., including the enactment of the California Consumer Privacy Act of 2018 (the “CCPA”), which went into effect on January 1, 2020. The CCPA creates new consumer rights, and corresponding obligations on covered businesses, relating to the access to, deletion of and sharing of personal information collected by covered businesses, including a consumer’s right to opt out of certain sales of their personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. It remains unclear how various provisions of the CCPA will be interpreted and enforced. Additionally, California voters approved a new privacy law, the California Privacy Rights Act (the “CPRA”), in the November 3, 2020 election. Effective starting on January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. New legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to confidential, sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts.

In addition, all 50 U.S. states and the District of Columbia have enacted breach notification laws that may require us to notify patients, employees or regulators in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify patients or other counterparties of a security breach. Although we may have contractual protections with our service providers, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our service providers may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections. In addition to government regulation, privacy advocates

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and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards.

Complying with these various laws, rules, regulations and standards, and with any new laws or regulations changes to existing laws, could cause us to incur substantial costs that are likely to increase over time, require us to change our business practices in a manner adverse to our business, divert resources from other initiatives and projects, and restrict the way products and services involving data are offered, all of which may have a material adverse effect on our business. For example, we have incurred and expect to continue to incur additional costs to comply with the CCPA and other similar regulations. However, in the future we may be unable to make such changes and modifications to our business practices in a commercially reasonable manner, or at all. Given the rapid development of cybersecurity and data privacy laws, we expect to encounter inconsistent interpretation and enforcement of these laws and regulations, as well as frequent changes to these laws and regulations which may expose us to significant penalties or liability for non-compliance, the possibility of fines, lawsuits (including class action privacy litigation), regulatory investigations, criminal or civil sanctions, audits, adverse media coverage, public censure, other claims, significant costs for remediation and damage to our reputation, or otherwise have a material adverse effect on our business and operations. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, damage our relationships with patients and have a material adverse effect on our business.

We make public statements about our use and disclosure of personal information through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Moreover, from time to time, concerns may be expressed about whether our products and services compromise the privacy of patients and others. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our businesses, discourage potential patients from our products and services and have a material adverse effect on our business.

We are subject to federal, state and local laws and regulations that govern our employment practices, including minimum wage, living wage, and paid time-off requirements. Failure to comply with these laws and regulations, or changes to these laws and regulations that increase our employment related expenses, could adversely impact our operations.

We are required to comply with all applicable federal, state and local laws and regulations relating to employment, including occupational safety and health requirements, wage and hour and other compensation requirements, employee benefits, providing leave and sick pay, employment insurance, proper classification of workers as employees or independent contractors, immigration and equal employment opportunity laws. These laws and regulations can vary significantly among jurisdictions and can be highly technical. Costs and expenses related to these requirements are a significant operating expense and may increase as a result of, among other things, changes in federal, state or local laws or regulations, or the interpretation thereof, requiring employers to provide specified benefits or rights to employees, increases in the minimum wage and local living wage ordinances, increases in the level of existing benefits or the lengthening of periods for which unemployment benefits are available. We may not be able to offset any increased costs and expenses. Furthermore, any failure to comply with these laws requirements, including even a seemingly minor infraction, can result in significant penalties which could harm our reputation and have a material adverse effect on our business. In addition, certain individuals and entities, known as excluded persons, are prohibited from receiving payment for their services rendered to Medicaid, Medicare and other federal and state healthcare program beneficiaries. If we inadvertently hire or contract with an excluded person, or if any of our current employees or contractors becomes an excluded person in the future without our knowledge, we may be subject to substantial civil penalties, including up to $20,000 for each item or service furnished by the excluded person to a federal or state healthcare program

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beneficiary, an assessment of up to three times the amount claimed and exclusion from the program. Because we employ an average of at least 50 full-time employees in a calendar year, we are required to offer a minimum level of health coverage for 95% of our full-time employees in 2020 or be subject to an annual penalty.

Changes in state healthcare, licensure or insurance laws could affect our business.

States commonly regulate parties involved in the delivery of healthcare. For example, many states have fee-splitting prohibitions, as well as their own versions of the federal Anti-Kickback and Stark Laws. These statutes generally prohibit the payment or receipt of remuneration to induce or in exchange for a referral and prohibit physicians from referring patients to an entity with which the physicians have a financial relationship, thus limiting the types of payments that can be made between healthcare providers and other parties who may influence referrals to those providers. Many of these statutes have not been interpreted to the extent of their federal analogues, and therefore are not as clear in their scope and application. Further development in such interpretations could cause our existing practices to be deemed to be in noncompliance, and therefore could impose costs on us, either as penalties of noncompliance or as the result of restructuring our relationships.

States also have varying licensure requirements. Pursuant to similar requirements, we currently must hold licenses in some states for the delivery of durable medical equipment and the provision of home health skilled visits and hospice services. Although we believe that we are in material compliance with such licensure requirements, it is possible that we are in noncompliance with the requirements of one or more states, and that such noncompliance could result in costs to us. Some states’ licensure requirements also reach and regulate so-called preferred provider organizations (or similar entities that perform like functions), and entities that perform operations such as utilization review of the delivery of healthcare. It is possible that this type of regulation could broaden to encompass our business, and that such broadening could result in costs to us.

States also regulate insurers. This regulation includes both licensure requirements and more direct operational restrictions on the activities of carriers. We do not believe that we are engaged in the business of insurance, and we therefore do not believe that we are subject to such regulation. However, a number of our payers are insurers subject to state regulation. A change in the insurance laws or regulations of any state or in their interpretation could alter the way that some of our payers elect to do business with us or could make insurance regulations applicable to us directly. This could have a material adverse effect on our business, financial position, results of operations and liquidity.

Certain activities of our business could be challenged under consumer protection or other laws.

The federal government and states have consumer protection laws that have been the basis for investigations, lawsuits and multi-state settlements relating to the delivery of, and the provision of insurance coverage for, healthcare services. Such investigations, lawsuits and settlements have targeted, among other issues, the exchange of financial incentives, deceptive billing practices and illegal billing price structures. Although we have not to our knowledge been the subject of any such investigation, lawsuit or settlement, it is possible that these laws could apply to certain activities of our business.

Risks Related to this Offering and Ownership of Our Common Stock

Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.

We intend to use the net proceeds from this offering to repay certain indebtedness and for general corporate purposes. See “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds. Our stockholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering and will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation.

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Pending their use, we may invest the net proceeds from this offering in a manner that does not produce value. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

Our common stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has not been a public trading market for shares of our common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained, which could make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price of our common stock will be determined by negotiations between us and the representatives of the underwriters based upon a number of factors and may not be indicative of prices that will prevail in the open market following the consummation of this offering. See “Underwriting.” Consequently, you may not be able to sell your shares of common stock at prices equal to or greater than the price you paid in this offering.

Many factors, which are outside our control, may cause the market price for shares of our common stock to fluctuate significantly, including those described elsewhere in this “Risk Factors” section and this prospectus, as well as the following:

•	our operating and financial performance and prospects;

•	announcements by us or our competitors of new products, services, strategic investments or acquisitions;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	the trading volume of our common stock;

•	coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in senior management or key personnel;

•	issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

•	changes in our dividend policy;

•	general economic, market and political conditions (such as the effects of the recent COVID-19 global pandemic); and

•	other developments affecting us, our industry or our competitors.

These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. As a result, you may suffer a loss on your investment.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our Amended Charter will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, preferences, limitations and relative rights, including

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preferences over our common stock with respect to dividends and distributions, as our Board of Directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future. As a result of our current dividend policy, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. Any future determination to declare and pay cash dividends, if any, will be entirely at the discretion of our Board of Directors and will depend upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and any other factors that our Board of Directors considers relevant. Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization or agreements of our subsidiaries, including agreements governing our current and future indebtedness. For more information, see “Dividend Policy.”

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In connection with this offering, our officers, directors and holders of approximately    % of our outstanding common stock entered into lock-up agreements with the underwriters of this offering that, subject to certain exceptions, prohibit the signing party from selling, contracting to sell or otherwise disposing of any common stock or securities that are convertible or exchangeable for common stock or entering into any arrangement that transfers the economic consequences of ownership of our common stock for a period of up to 180 days from the date of this prospectus filed in connection with this offering.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities. See “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

We will elect to take advantage of the “controlled company” exemptions to the corporate governance rules for publicly-listed companies, which could make our common stock less attractive to some investors or otherwise harm our stock price.

Because we qualify as a “controlled company” under the corporate governance rules for publicly-listed companies, we are not required to have a majority of our Board of Directors be independent under the applicable rules of                , nor are we required to have a compensation committee or a corporate governance and nominating committee comprised entirely of independent directors. In light of our status as a controlled company, our Board of Directors will establish a compensation committee and a corporate governance and nominating committee that may not be comprised solely of independent members at the time of the offering. In

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addition, our Board of Directors may not be composed of a majority of independent directors. Accordingly, should the interests of our Sponsors differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for publicly-listed companies. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Our Sponsors can significantly influence our business and affairs and may have conflicts of interest with us in the future.

Following the completion of this offering, the Sponsor Affiliates will collectively own approximately    % of our common stock (or approximately    % if the underwriters exercise their overallotment option to purchase additional shares in full). As a result, the Sponsor Affiliates have the ability to prevent any transaction that requires the approval of stockholders, including the election of directors, mergers and takeover offers, regardless of whether others believe that approval of those matters is in our best interests.

In addition, our Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. One or both of our Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as our Sponsors, or funds controlled by or associated with our Sponsors, continue to own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, our Sponsors will continue to be able to strongly influence us. Our Amended Charter will provide that none of our Sponsors or any of their affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. See “Description of Capital Stock—Corporate Opportunity Doctrine.”

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from our business operations.

As a result of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting. The Company has grown over past years through a significant number of mergers and acquisitions of companies with disparate operating systems and technology. While the Company continually works toward integrating the companies it acquires to common platforms, the Company has a significant number of processes and systems that must become Sarbanes-Oxley compliant. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Our entire management team and many of our other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company.

In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management’s attention from implementing our business strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal control over financial reporting, including IT controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

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These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our Board of Directors, our board committees or as executive officers.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

Upon consummation of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and                . These rules and regulations will require, among other things that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company, we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. In order to comply with these rules, we expect to incur additional expenses and devote increased management effort. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

There may be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions, or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting at such time as it is required to do so, or if material weaknesses in our internal control over financial reporting are identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence and to litigation from investors and stockholders, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC,                or other regulatory authorities, which would require additional financial and management resources.

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Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Our Amended Charter, Amended Bylaws and Delaware law contain or will contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our Board of Directors. Among other things, our Amended Charter and/or Amended Bylaws will include the following provisions:

•

a staggered board, which means that our Board of Directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

•	limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

•

a prohibition on stockholder action by written consent from and after the date on which the Sponsors and each of their respective affiliates cease to beneficially own at least 50% of the outstanding shares of common stock (the “Trigger Event”);

•	a forum selection clause, which means certain litigation against us can only be brought in Delaware;

•

from and after the Trigger Event, the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all of the then-outstanding shares of our common stock entitled to vote thereon;

•

from and after the Trigger Event, requiring the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of common stock to amend provisions of our charter relating to the management of our business, our Board of Directors, stockholder action by written consent, calling special meetings of stockholders, competition and corporate opportunities, Section 203 of the Delaware General Corporation Law (the “DGCL”), forum selection and the liability of our directors, or to amend, alter, rescind or repeal our bylaws.

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

•	advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. We have opted out of Section 203 of the DGCL. However, our Amended Charter will contain similar provisions providing that we many not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless (i) prior to the time such stockholder became an interested stockholder, the Board of Directors approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the common stock or (iii) following Board of Directors approval, the business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder at an annual or special meeting of stockholders. Our Amended Charter will provide that the Sponsors and their respective affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

In addition, our Amended Charter will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act.

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Any provision of our Amended Charter, Amended Bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock. See “Description of Capital Stock—Anti-Takeover Provisions.”

Our Amended Charter will designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Amended Charter will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders to us or our stockholders, (3) any action asserting a claim against us or any of our directors or officers or other employees or stockholders arising pursuant to, any action to interpret, apply, enforce any right, obligation or remedy under, any provision of the DGCL our Amended Charter or Amended Bylaws, (4) any action asserting a claim that is governed by the internal affairs doctrine, or (5) any other action asserting an “internal corporate claim” under the DGCL shall be the Court of Chancery of the State of Delaware (or any state or federal court located within the State of Delaware if the Court of Chancery does not have jurisdiction) (the “Delaware Forum Provision”). Notwithstanding the foregoing, our Amended Charter will provide that the Delaware Forum Provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Our Amended Charter will further provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”).

The Delaware Forum Provision and the Federal Forum Provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the Delaware Forum Provision or the Federal Forum Provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition or results of operations. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Our Amended Charter will provide that the doctrine of “corporate opportunity” does not apply with respect to any officer, director or stockholder who is not employed by us or our subsidiaries.

Our Amended Charter will provide that the doctrine of “corporate opportunity” does not apply with respect to the Sponsors or any of their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries). The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources or information obtained in their corporate capacity for their personal advantage, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers, directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our Amended Charter will, to the extent permitted by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to the Sponsors or any of their respective officers, directors,

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agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries), including any of the foregoing who serves as a director or officer of the Company. Such person will therefore have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any officers, directors or stockholders or their respective affiliates (other than those who are employees of the Company or its subsidiaries).

As a result, the Sponsors or any of their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) are not prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with such person, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business or prospects.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our Amended Charter and Amended Bylaws will provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Our Amended Charter will also allow our Board of Directors to indemnify other employees. This indemnification will extend to the payment of judgments in actions against officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the Company or amounts paid in settlement to the Company. This indemnification will also extend to the payment of attorneys’ fees and expenses of officers and directors in suits against them where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. This right of indemnification is not exclusive of any right to which the officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.

There has been no prior market for our common stock, and an active trading market for our common stock may never develop or be sustained.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations between the representatives of the underwriters and us and may vary from the market price of our common stock following the completion of this offering. Although the shares of our common stock will be authorized for trading on                , an active trading market for our common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our common stock does not develop or is not maintained, the liquidity of our common stock, your ability to sell your shares of our common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about our company and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of our company, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which

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could cause the price or trading volume of our securities to decline. Moreover, if one or more of the analysts who cover us downgrades our common stock, or if our reporting results do not meet their expectations, the market price of our common stock could decline.

If our operating and financial performance in any given period does not meet or exceed the guidance that we provide to the public, the market price of our common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. If we elect to issue such guidance, it will be composed of forward-looking statements subject to the risks and uncertainties described in this prospectus. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock may decline.

Investors in this offering will experience immediate and substantial dilution and may experience further dilution in the future.

Based on an assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $        per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of January 2, 2021 after giving effect to this offering would be $        per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

Further, we may need to raise additional funds in the future to finance our operations and/or acquire complementary businesses. If we obtain capital in future offerings on a per-share basis that is less than the initial public offering price per share, the value of the price per share of your common stock will likely be reduced. In addition, if we issue additional equity securities in a future offering and you do not participate in such offering, there will effectively be dilution in your percentage ownership interest in the Company.

We will in the future grant stock options and other awards to certain current or future officers, directors, employees, and consultants under additional plans or individual agreements. The grant, exercise, vesting, and/or settlement of these awards, as applicable, will have the effect of diluting your ownership interests in the Company. We may also issue additional equity securities in connection with other types of transactions, including shares issued as part of the purchase price for acquisitions of assets or other companies from time to time or in connection with strategic partnerships or joint ventures, or as incentives to management or other providers of resources to us. Such additional issuances are likely to have the same dilutive effect.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of applicable securities laws. All statements (other than statements of historical facts) in this prospectus regarding our prospects, plans, financial position and business strategy may constitute forward-looking statements. Forward-looking statements generally can be identified by the use of terminology such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “should,” “predict,” “project,” “potential,” “continue” or the negatives of these terms or variations of them or similar expressions. These statements are based on certain assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate in these circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Many factors could affect our actual results and could cause actual results to differ materially from those expressed in the forward-looking statements. Forward-looking statements contained in this prospectus are subject to risks that may cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but are not limited to, the following risks:

•	intense competition among home health, hospice and durable medical equipment companies;

•	our ability to maintain relationships with existing patient referral sources;

•	the possibility that our business, financial condition and results of operations may be materially adversely affected by the COVID-19 pandemic;

•	our ability to have services funded from third-party payers, including Medicare, Medicaid and private health insurance companies;

•	changes to Medicare or Medicaid rates or methods governing Medicare or Medicaid payments, and the implementation of alternative payment models;

•	our limited ability to control reimbursement rates received for our services;

•	delays in collection or non-collection of our accounts receivable, particularly during the business integration process;

•	healthcare reform and other regulations;

•	changes in the case-mix of our patients, as well as payer mix and payment methodologies;

•	any loss of existing favorable managed care contracts;

•	our ability to attract and retain experienced employees and management personnel;

•	any failure to maintain the security and functionality of our information systems or to defend against or otherwise prevent a cybersecurity attack or breach;

•

our substantial indebtedness, which will increase our vulnerability to general adverse economic and industry conditions and may limit our ability to pursue strategic alternatives and react to changes in our business and industry;

•	our ability to identify, acquire, successfully integrate and obtain financing for strategic and accretive acquisitions;

•

risks related to legal proceedings, claims and governmental inquiries given that the nature of our business exposes us to various liability claims, which may exceed the level of our insurance coverage; and

•	the other risks described under “Risk Factors” in this prospectus.

Additionally, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all

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factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking statements contained in this prospectus might not prove to be accurate and you should not place undue reliance upon them or otherwise rely upon them as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $        million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. This assumes an initial public offering price of $        per share, which is the midpoint of the estimated public offering price range on the cover page of this prospectus. If the underwriters exercise their overallotment option to purchase additional shares in full, the net proceeds to us will be approximately $        million.

We intend to use these net proceeds from this offering to repay certain indebtedness and for general corporate purposes.

We cannot specify with certainty all of the uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in the application of these proceeds and our investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

Assuming no exercise of the underwriters’ overallotment option to purchase additional shares, a $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the estimated public offering price range on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $        million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

An increase or decrease of one million shares of common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $        , based on an assumed initial public offering price of $        per share, which is the midpoint of the estimated public offering price range on the cover page of this prospectus.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of January 2, 2021:

•	on an actual basis; and

•

on an as adjusted basis, after giving effect to (1) the issuance and sale of shares of our common stock offered by us in this offering at an assumed offering price of $                per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such proceeds as described in the section entitled “Use of Proceeds,” (2) the filing and effectiveness of our Amended Charter and the effectiveness of our Amended Bylaws upon the consummation of this offering and (3) any adjustments for stock split, reclassification, conversion or other recapitalization and/or application of proceeds to pay down debt.

You should read this table together with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of January 2, 2021
	Actual	As Adjusted (1)
(in millions)
Cash and cash equivalents	$	$

Long-term debt, including current portion of long-term debt:
Revolving Credit Facility (2)
First Lien Term Facility (3)
Second Lien Term Facility (4)
Other debt
Total debt:
Stockholders’ equity:
Common stock, $0.01 par value, shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, as adjusted

Additional paid-in capital

Accumulated deficit

Total stockholders’ equity:
Total capitalization	$	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $                 million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) our net proceeds from this offering by $                 million.

(2)	Reflects $ million aggregate outstanding principal amount borrowings under the Revolving Credit Facility, excluding approximately $ million of outstanding letters of credit, as of January 2, 2021.
(3)	Composed of (A) $ million of initial term loans and (B) $ million of additional term loans incurred pursuant to the First Amendment (as defined herein). See “Description of Certain Indebtedness.”
(4)	Represents the principal amount of such facility, excluding any capitalized debt issuance costs.

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The number of shares of our common stock that will be outstanding after this offering is based on                shares of our common stock outstanding as of                , 2021, and excludes:

•

(1)                shares of common stock issuable upon the exercise of time-vesting options to purchase shares of our common stock outstanding as of                , 2021 with a weighted average exercise price of $                per share, (2)                shares of common stock issuable upon the exercise of performance-vesting options to purchase shares of our common stock outstanding as of                , 2021 with a weighted average exercise price of $                per share and (3)                shares of common stock issuable upon the exercise of accelerator vesting options to purchase shares of our common stock outstanding as of                , 2021 with a weighted average exercise price of $                per share;

•	shares of common stock issuable upon the vesting of outstanding awards of deferred restricted stock units; and

•	shares of common stock available for future issuance under our Stock Incentive Plan.

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DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business; therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay dividends, if any, will be at the discretion of our Board of Directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and any other factors that our Board of Directors considers relevant.

Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—We do not intend to pay dividends for the foreseeable future.”

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the net tangible book value per share of our common stock as adjusted to give effect to this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value (deficit) per share attributable to the shares of common stock held by existing stockholders.

As of January 2, 2021, we had a net tangible book value (deficit) of $                million, or $                per share. Net tangible book value (deficit) per share represents the amount of our total tangible assets less our total liabilities and shares of common stock issuable upon exercise of outstanding options and restricted stock units, which are not included within stockholders’ equity, divided by the number of shares of our common stock outstanding as of January 2, 2021.

After giving effect to the sale of shares of common stock that we are offering hereby at an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering to repay certain indebtedness, our pro forma net tangible book value (deficit) as adjusted to give effect to this offering as of January 2, 2021 would have been approximately $                million, or approximately $                per share of common stock. This amount represents an immediate increase in net tangible book value (deficit) of $                per share to our existing stockholders and an immediate dilution in net tangible book value (deficit) of approximately $                per share to new investors purchasing shares of common stock in this offering at the assumed initial offering price.

Dilution per share to new investors is determined by subtracting pro forma net tangible book value (deficit) per share from the amount of cash that a new investor paid for a share of common stock.

The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their overallotment option to purchase additional shares):

Assumed initial public offering price per share	$
Net tangible book value (deficit) per share as of January 2, 2021
Increase in net tangible book value per share attributable to new investors purchasing common stock in this offering and the use of proceeds from this offering

Pro forma net tangible book value (deficit) per share after giving effect to this offering	$

Dilution per share to new investors purchasing common stock in this offering	$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value (deficit) per share after giving effect to this offering by approximately $                per share, and increase (decrease) the dilution in the pro forma net tangible book value (deficit) per share to new investors by approximately $                per share, in each case, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions.

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Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma net tangible book value (deficit) per share after giving effect to this offering by approximately $                per share and decrease (increase) the dilution to investors participating in this offering by approximately $                per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions.

If the underwriters exercise their overallotment option to purchase additional shares in full, the pro forma net tangible book value after giving effect to the offering would be $                per share, the increase in pro forma net tangible book value per share to existing stockholders would be $                per share and the dilution per share to new investors would be $                per share, in each case after giving effect to the offering and assuming an initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, as of January 2, 2021, the differences between the number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares of common stock issued prior to this offering, and the price to be paid by new investors for shares of common stock in this offering. The calculation below is based on the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

The number of shares of our common stock that will be outstanding after this offering is based on                shares of our common stock outstanding as of                , 2021, and excludes:

•

(1)                shares of common stock issuable upon the exercise of time-vesting options to purchase shares of our common stock outstanding as of                , 2021 with a weighted average exercise price of $                per share, (2)                shares of common stock issuable upon the exercise of performance-vesting options to purchase shares of our common stock outstanding as of                , 2021 with a weighted average exercise price of $                per share and (3)                shares of common stock issuable upon the exercise of accelerator vesting options to purchase shares of our common stock outstanding as of                , 2021 with a weighted average exercise price of $                per share;

•	shares of common stock issuable upon the vesting of outstanding awards of deferred restricted stock units; and

•	shares of common stock available for future issuance under our Stock Incentive Plan.

To the extent any outstanding options are exercised, there will be further dilution to new investors. If all of such outstanding options had been exercised as of January 2, 2021, the pro forma net tangible book value per share after giving effect to this offering would be $    , and total dilution per share to new investors would be $    .

If the underwriters exercise their overallotment option to purchase additional shares in full, our existing stockholders would own    %, and the investors purchasing shares of our common stock in this offering would own    % of the total number of shares of our common stock outstanding immediately after completion of this offering.

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UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information and the related notes present our unaudited pro forma condensed consolidated statement of operations for the year ended January 2, 2021 and our unaudited pro forma condensed consolidated balance sheet as of January 2, 2021. The unaudited pro forma condensed consolidated financial information has been prepared to give pro forma effect to the acquisitions by us of the businesses described under “Summary—Recent Developments” during fiscal year 2020 (collectively, the “Acquisitions” and each individually, an “Acquisition”), as if each Acquisition had occurred on December 29, 2019. The Acquisitions were not significant, individually or in the aggregate. The unaudited pro forma condensed consolidated financial information has been derived by aggregating our historical consolidated financial statements and the historical financial statements of Total Care, Inc., Preferred Pediatric Home Health Care, Evergreen Home Healthcare, LLC, and Five Points Healthcare, LLC, referenced herein, and making certain pro forma adjustments to such aggregated financial information to give effect to the Acquisitions as if each had occurred on December 29, 2019.

The unaudited pro forma condensed consolidated financial information also gives effect to this offering as if it had occurred on December 29, 2019 by making the following pro forma adjustments (collectively, the “IPO Transactions”):

•

The issuance and sale by us of our common stock in this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise by the underwriters of their overallotment option to purchase additional shares of common stock from us); and

•

The repayment of $         million of certain principal balances outstanding under our existing Senior Secured Credit Facilities, as well as approximately $             million of related interest and certain prepayment fees, as more fully described under “Use of Proceeds.”

We refer to the pro forma adjustments for the Acquisitions and for the IPO Transactions as the “Transactions.” The unaudited pro forma condensed consolidated statement of operations gives effect to the Transactions as if they had occurred on December 29, 2019, the beginning of the most recently completed fiscal year. The unaudited pro forma condensed consolidated balance sheet gives effect to the IPO Transactions as if they occurred as of January 2, 2021, our most recent balance sheet date. The assumptions underlying the pro forma adjustments to the unaudited pro forma condensed consolidated financial information are fully described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information herein has been prepared to illustrate the effects of the Acquisitions and of the IPO Transactions in accordance with GAAP and pursuant to Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786, which is referred to herein as Article 11. We have voluntarily complied with Release No. 33-10786 in advance of its mandatory compliance date of January 1, 2021. Information regarding these pro forma adjustments are subject to risks and uncertainties that could cause actual results to differ materially from our unaudited pro forma condensed consolidated financial information.

In our opinion, all adjustments necessary to reflect the effects of the Transactions as described above have been included and are based upon currently available information and assumptions that we believe are reasonable as of the date of this prospectus; however, such adjustments are subject to change. Any of the factors underlying these estimates and assumptions may change or prove to be materially different. The unaudited pro forma financial information also does not purport to represent what our actual results of operations and financial position would have been had the Transactions occurred on the dates indicated, nor are they intended to be representative of or project our future financial condition or results of operations or financial position.

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The unaudited pro forma condensed consolidated financial information and the accompanying notes are provided for informational and illustrative purposes only and should be read in conjunction with our historical audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus, as well as the financial and other information appearing elsewhere in this prospectus, including information contained in the sections titled “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET as of January 2, 2021

(Dollars in thousands, except share and per share data)

	Historical Aveanna as of January 2, 2021	Transaction Accounting Adjustments for the IPO Offering		Pro Forma
Current assets:
Cash, cash equivalents, and restricted cash		—	(2a), (2b), (2c), (2f)	—
Patient account receivables		—		—
Receivables under insured programs		—		—
Prepaid expenses		—		—
Other current assets		—		—

Total current assets	—	—		—
Property and equipment, net		—		—
Operating lease right of use assets		—		—
Goodwill		—		—
Intangible assets, net		—		—
Receivables under insured programs		—		—
Other long-term assets		—		—

Total assets	—	—		—

Current liabilities:
Accounts payable and other accrued liabilities		—	(2f)	—
Accrued payroll and employee benefits		—		—
Accrued interest		—	(2e)	—
Notes payable		—		—
Current portion of insurance reserves—insured programs		—		—
Current portion of insurance reserves		—		—
Current portion of long-term obligations		—	(2c)	—
Current portion of operating lease liabilities		—		—
Contingent consideration		—		—
Other current liabilities		—		—

Total current liabilities	—	—		—
Revolving line of credit		—		—
Long-term obligations, less current portion		—	(2c), (2d)	—
Long-term insurance reserves—insured programs		—		—
Long-term insurance reserves		—		—
Operating lease liabilities, less current portion		—		—
Deferred income taxes		—		—
Other long-term liabilities		—		—

Total liabilities	—	—		—

Deferred restricted stock units		—		—
Shareholders’ equity:
Preferred stock, no par value, shares authorized; issued or outstanding		—		—
Class A common shares, $0.01 par value, shares authorized; issued and outstanding		—	(2a)	—
Class B common shares, $0.01 par value, shares authorized; issued and outstanding		—		—
Additional paid-in capital		—	(2a)	—
Accumulated deficit		—	(2b), (2c), (2d), (2e), (2f)	—

Total shareholder’ equity	—	—		—

Total liabilities, deferred restricted stock units, and shareholders’ equity	—	—		—

The accompanying notes are an integral part of this Unaudited Pro Forma Condensed Consolidated Statement of Operations.

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AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

for the Year Ended January 2, 2021

(Dollars in thousands, except share and per share data)

	Historical Aveanna Year ended January 2, 2021	Historical Acquisitions Year ended January 2, 2021 (3a)	Transaction Accounting Adjustments for the Acquisitions		Transaction Accounting Adjustments for the IPO Offering			Pro Forma
Net revenue		—	—		—			—
Cost of patient service, excluding depreciation and amortization		—	—		—			—
Branch and regional administrative expenses		—	—		—	(3g)		—
Corporate expenses		—	—		—	(3e), (3f), (3g)		—
Depreciation and amortization		—	—	(3b)	—			—
Acquisition-related costs		—	—		—			—
Other operating expenses		—	—		—	(3g)		—

Operating income	—	—	—		—			—
Interest income		—	—		—			—
Interest expense		—	—	(3c)	—	(3h)		—
Loss on debt extinguishment		—	—		—	(3i)		—
Other expense		—	—		—			—

Loss before income taxes	—	—	—		—			—
Income tax (expense) benefit			—	(3d)	—	(3j)		—

Net loss	—	—	—		—			—

Net loss per share, basic and diluted
Weighted-average common shares outstanding:
Basic and Diluted						(3k	)

The accompanying notes are an integral part of this Unaudited Pro Forma Condensed Consolidated Statement of Operations.

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NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

(Amounts in thousands, except share and per share amounts)

1.	Description of Transactions

The unaudited pro forma condensed consolidated financial information and the related notes present our unaudited pro forma condensed consolidated statement of operations for the year ended January 2, 2021 and our unaudited pro forma condensed consolidated balance sheet as of January 2, 2021 after giving effect to the to the consummation of the Acquisitions. The table below provides the date each Acquisition closed, the date and period for which each Acquisition has been reflected in our historical financial statements and the date and period for which each Acquisition is contained in the unaudited pro forma condensed consolidated financial information, giving effect to the Acquisitions as if they had occurred on the dates shown. As each Acquisition occurred during fiscal 2020, the Acquisitions are fully reflected in the Company’s historical audited consolidated balance sheet as of January 2, 2021.

Acquired Company	Transaction Close Date	Period reflected in historical financial statements:	Period reflected in the pro forma adjustments	Pro forma Information provided as if Transaction occurred:
Total Care, Inc.	August 2, 2020	December 29, 2019 - August 1, 2020	December 29, 2019 - August 1, 2020	December 29, 2019

Preferred Pediatric Home Health Care	September 19, 2020	December 29, 2019 - September 18, 2020	December 29, 2019 - September 18, 2020	December 29, 2019

Evergreen Home Healthcare, LLC	September 26, 2020	December 29, 2019 - September 25, 2020	December 29, 2019 - September 25, 2020	December 29, 2019

Five Points Healthcare, LLC	October 23, 2020	December 29, 2019 - October 22, 2020	December 29, 2019 - October 22, 2020	December 29, 2019

Each Acquisition was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC Topic 805, Business Combinations, or ASC 805, and using the fair value concepts defined in ASC Topic 820, Fair Value Measurements. Under ASC 805, all assets acquired and liabilities assumed are recorded at their acquisition date fair value. The determination of the fair values of the assets acquired and liabilities assumed (and the related determination of estimated useful lives of amortizable identifiable intangible assets) requires significant judgment and estimates. The estimates and assumptions used include the projected timing and amount of future cash flows and discount rates reflecting risk inherent in the future cash flows related to the businesses acquired. Although the Company believes the fair values assigned to the assets acquired and liabilities assumed from the Acquisitions, new information may be obtained about facts and circumstances that existed as of the date of the Acquisitions during the twelve month period following each Acquisition which could cause actual results to differ materially from unaudited pro forma condensed consolidated financial information.

Total nonrecurring acquisition-related costs incurred of $                 million are included within the unaudited pro forma condensed consolidated statement of operations. The unaudited pro forma condensed consolidated financial information does not reflect any additional costs that may arise from being a public company or the realization of any expected cost savings, operating efficiencies or other synergies that may result from the Acquisitions as a result of any integration and restructuring activities or other planned cost savings initiatives following their completion.

In addition to giving effect to the Acquisitions, the unaudited pro forma financial information is presented after giving effect to the IPO Transactions. We estimate that the net proceeds to us from the sale of the shares of our common stock offered by us will be approximately $                 million, based upon an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by

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us. If the underwriters’ overallotment option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds from this offering will be approximately $                 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The overallotment is not reflected in these pro forma financial statements.

We intend to use the net proceeds from this offering to repay approximately $                 of our existing indebtedness under our Senior Secured Credit Facilities, as well as approximately $             million of related interest and certain prepayment fees. Additionally, upon consummation of this offering, we will have to pay a termination fee to our Sponsors pursuant to our Management Agreement. See “Certain Relationships and Related Party Transactions.”

2.	Unaudited Pro Forma Condensed Consolidated Balance Sheet Transaction Accounting Adjustments

(a) Reflects the issuance of          shares of common stock and proceeds of $                 million, net of $                 million of issuance fees, in connection with this offering. See “Capitalization” for additional information.

(b) Reflects the payment of the $                 million due to our Sponsor upon consummation of the offering pursuant to the Management Agreement.

(c) Reflects the repayment of $                 million and $                million principal balances outstanding under our existing First Lien Facilities and Second Lien Term Facility, respectively upon consummation of this offering. See “Use of Proceeds” for additional information.

(d) Reflects the elimination of unamortized deferred financing costs of $                million associated with our existing credit facilities that were repaid upon consummation of this offering.

(e) Reflects the payment of $                million of accrued interest in connection with the repayment of our existing indebtedness under the Senior Secured Credit Facilities upon the consummation of this offering.

(f) Reflects the accrual of $                million of additional costs expected to be incurred in connection with consummating this offering.

3.	Unaudited Pro Forma Condensed Consolidated Statement of Operations Transaction Accounting Adjustments

(a) Reflects historical amounts for the Acquisitions, as mapped to Aveanna’s financial statements.

(b) Reflects the $                million adjustment to amortization expense related to intangible assets acquired. Intangible assets acquired include indefinite-lived licenses and trade names with useful lives ranging      to      years.

(c) Reflects the $                million adjustment to interest expense related to the financing raised in order to fund the Acquisitions. The First Lien Fourth Amendment Term Loan bears interest, either on LIBOR plus 6.25%, with minimum LIBOR per annum of 1.00%, or an alternative base rate calculation based on the higher of prime or the federal funds rate plus 5.25%. For the purpose of preparing these unaudited pro forma financial statements, an interest rate of                % was assumed, which reflects the rate in effect as of                . A 1/8th percent increase in the LIBOR rate would result in an increase to the above noted interest expense of approximately $                for the fiscal year ended January 2, 2021.

(d) Reflects the pro forma income tax adjustment related to the Acquisitions that has been determined using a combined state and federal statutory tax rate of                %.

(e) Reflects the adjustment of $                million of corporate expenses related to the fee payable under our Management Agreement with our Sponsors, which will terminate upon the consummation of the offering, for the fiscal year ended January 2, 2021.

(f) Reflects an additional $                million of costs that are expected to be incurred in connection with the consummation of this offering.

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(g) Reflects an additional $                million of share-based compensation expense for performance-vesting options granted to certain officers, directors, and employees that will be accelerated upon consummation of this offering.

(h) Reflects a reduction of interest expense of $                million for the fiscal year ended January 2, 2021 as a result of the repayment of our $                million and $                million principal balances outstanding under our existing First Lien Facilities and Second Lien Term Facility, respectively, upon consummation of this offering. See “Use of Proceeds” for additional information.

(i) Reflects the $                million loss on the extinguishment of debt as a result of the repayment of outstanding indebtedness under our Senior Secured Credit Facilities upon consummation of this offering.

(j) Reflects the pro forma income tax adjustment related to this offering that has been determined using a combined state and federal tax rate of    %.

(k) The weighted average shares outstanding used to compute basic and diluted net income per share for the fiscal year ended January 2, 2021 have been adjusted to give effect to the issuance of shares of common stock in this offering, as if such issuance had occurred on December 29, 2019.

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SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated financial data as of and for the periods presented. As a result of the Formation on March 16, 2017, the accompanying financial statements and selected consolidated financial data are presented on a Successor and Predecessor basis. References to Predecessor refer to the results of operations, cash flows and financial position of Pediatric Services of America, Inc. prior to the Formation. References to Successor refer to Aveanna’s consolidated results of operations, cash flows and financial position following the Formation. Aveanna’s consolidated financial data for the period as of and for the fiscal years ended December 29, 2018, December 28, 2019 and January 2, 2021 has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Aveanna’s consolidated financial data for the period from March 16, 2017 to December 30, 2017 and as of December 30, 2017 have been derived from our audited consolidated financial statements, which are not included in this prospectus. We derived Predecessor’s consolidated financial data for the period from January 1, 2017 to March 15, 2017 and the fiscal year ended December 31, 2016 from Predecessor’s audited consolidated financial statements, which are not included in this prospectus.

The selected historical consolidated financial data set forth in these tables are not necessarily indicative of the results to be achieved in future periods and should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and accompanying notes, which are included elsewhere in this prospectus.

	Predecessor		Successor
(Amounts in thousands, except share and per share data)	Year Ended December 31, 2016	Period from January 1, 2017 to March 15, 2017	Year Ended December 30, 2017 (2)	Year Ended December 29, 2018	Year Ended December 28, 2019	Year Ended January 2, 2021
Consolidated Statements of Operations:
Net revenue	$324,558	$78,257	$898,179	$1,253,673	$1,384,065
Cost of patient service, excluding depreciation and amortization	230,693	56,481	630,343	859,351	964,814
Branch and Regional expenses	52,278	14,304	158,427	217,357	227,762
Corporate expenses	34,383	18,242	80,640	104,486	113,235
Goodwill impairment	—	—	241,147	—	—
Depreciation and amortization	1,983	530	13,618	11,938	14,317
Acquisition-related costs	3,716	4,952	4,749	15,577	22,661
Other operating expenses	—	—	6	5,931	2,322

Operating expenses	323,053	94,509	1,128,930	1,214,640	1,345,111
Operating income (loss)	1,505	(16,252)	(230,751)	39,033	38,954
Other income (expense):
Interest income	85	63	318	594	207
Interest expense	(13,271)	(4,142)	(47,857)	(75,542)	(92,296)
Loss on debt extinguishment	—	—	—	—	(4,858)
Other income (expense)	913	380	(1,063)	(13,744)	(17,037)

Total other income (expense), net	(12,273)	(3,699)	(48,602)	(88,692)	(113,984)
Loss before income taxes	(10,768)	(19,951)	(279,353)	(49,659)	(75,030)
Income tax benefit (expense)	(13,095)	(255)	5,841	2,513	(1,486)

Net loss	$(23,863)	$(20,206)	$(273,512)	$(47,146)	$(76,516)

Per Share Data (1):
Net income (loss) per share attributable to stockholders Basic and Diluted			$(44.62)	$(7.36)	$(11.46)
Weighted average number of shares of common stock outstanding:
Basic and Diluted			6,129,322	6,405,215	6,678,326

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	Predecessor		Successor
	As of
	December 31, 2016	March 15, 2017	December 30, 2017	December 29, 2018	December 28, 2019	January 2, 2021
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	1,264	4,377	11,799	8,001	3,327
Adjusted working capital (3)	14,003	66	71,000	17,972	25,249
Property and equipment, net	4,766	4,561	13,291	27,252	35,387
Total assets	338,926	345,658	1,259,331	1,550,944	1,577,524
Total long-term debt (4)	190,727	201,164	791,422	952,463	1,030,460
Deferred restricted stock units	—	—	—	—	752
Shareholders’ equity	84,247	64,041	336,241	344,993	270,192

(1)

We have not presented data for the Predecessor periods ended December 31, 2016 and from January 1, 2017 to March 15, 2017, as we believe the information will not be meaningful to investors due to the differences in the legal entity structure and capitalization.

(2)	Principal operations for the Successor period began on March 16, 2017.
(3)

Adjusted working capital is defined as total current assets (excluding Cash, cash equivalents and restricted cash) less total current liabilities (excluding current portion of Long-term obligations, current portion of financing leases and Notes payable).

(4)

Total long-term debt includes current portion and non-current portion of Long-term obligations, net of any discount and debt issuance costs, Notes payable, and Revolving Credit Facility as well as our obligations under financing leases.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information we believe is relevant to an assessment and understanding of our results of operations, financial condition, liquidity and cash flows for the periods presented below. This discussion should be read in conjunction with the sections entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” and “Selected Consolidated Financial Data” and our audited consolidated financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that are based upon our current expectations, including with respect to our future revenues and operating results. Our actual results may differ materially from those anticipated in such forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” contained elsewhere in this prospectus.

Our fiscal year ends on the Saturday that is closest to December 31 of a given year, resulting in either a 52- or 53-week fiscal year. “Fiscal year 2019” and “fiscal year 2018” refer to the 52-week fiscal years ended on December 28, 2019 and December 29, 2018, respectively. “Fiscal year 2020” refers to the 53-week fiscal year ending on January 2, 2021.

Overview

We are a leading, diversified home care platform focused on providing care to medically complex, high-cost patient populations. We directly address the most pressing challenges facing the U.S. healthcare system by providing safe, high-quality care in the home, the lower cost care setting preferred by patients. Our patient-centered care delivery platform is designed to improve the quality of care our patients receive, which allows them to remain in their homes and minimizes the overutilization of high-cost care settings such as hospitals. Our clinical model is led by our caregivers, primarily skilled nurses, who provide specialized care to address the complex needs of each patient we serve across the full range of patient populations: newborns, children, adults and seniors. We have invested significantly in our platform to bring together best-in-class talent at all levels of the organization and support such talent with industry leading training, clinical programs, infrastructure and technology-enabled systems, which are increasingly essential in an evolving healthcare industry. We believe our platform creates sustainable competitive advantages that support our ability to continue driving rapid growth, both organically and through acquisitions, and positions us as the partner of choice for the patients we serve.

Today, we are the national leader in pediatric home health. Over the past four years, we have scaled our business by a factor of 4x, expanding from 17 states and $324.6 million of revenue in 2016 to 23 states and $1.4 billion in revenue in fiscal year 2019. Currently, we operate in 25 states. We have recently expanded into adult home health and hospice for Medicare populations, adding a new platform to help drive our future growth. Our management team, led by Rodney Windley (Executive Chairman) and Tony Strange (Chief Executive Officer), has a successful track record of building leading businesses, including Gentiva, which was the largest U.S. home health company before being acquired by Kindred in 2015. Adult home health and hospice are natural extensions of Aveanna’s core home health infrastructure. In particular, the adult home health business leverages our platform infrastructure and core competencies in clinical program management, automated and efficient nurse recruitment, technology-driven revenue cycle management, payer contracting and entry into new geographic markets. We believe that we have the opportunity to leverage our national home health infrastructure to develop an industry leading adult home health and hospice business similar in size and scale to our pediatric home health business. We believe this long-term expansion strategy in adult end markets through de novo expansion and acquisitions will provide Aveanna with a highly distinctive profile as compared to its home health peers, with more diversified reimbursement sources, a lower risk profile and a broader set of organic and inorganic growth avenues to pursue opportunistically.

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Segments

We deliver our services to patients through two segments: Private Duty Services (“PDS”) and Medical Solutions (“MS”).

The following table summarizes the revenues generated by each of our segments for the most recent two fiscal years:

(dollars in thousands)	Consolidated		PDS		MS
Fiscal year 2020	$		$		$
Percentage of consolidated revenue				%		%
Fiscal year 2019		$1,384,065		$1,271,188		$112,877
Percentage of consolidated revenue				92%		8%
Fiscal year 2018		$1,253,673		$1,155,014		$98,659
Percentage of consolidated revenue				92%		8%

We deliver all our services through our local branches. As of January 2, 2021, December 28, 2019 and December 29, 2018, we operated                , 188 and 190 PDS branch locations, and                , 11 and 11 MS branch locations, respectively.

PDS Segment

Private Duty Services predominantly includes private duty nursing (“PDN”) services, as well as pediatric therapy services. Our PDN patients typically enter our service as children, as our most significant referral sources for new patients are children’s hospitals. It is common for our PDN patients to stay on our service to adulthood, as approximately 50% of our PDN patients are over the age of 18.

Our PDN services involve the provision of skilled and unskilled hourly care to patients in their homes, which is the preferred setting for patient care. PDN services typically lasts four to 24 hours a day, provided by our registered nurses, licensed practical nurses, and home health aides who are focused on providing high-quality short-term and long-term clinical care to medically fragile children and adults with a wide variety of serious illnesses and conditions. Patients who typically qualify for our PDN services include those with the following conditions:

•	Tracheotomies or ventilator dependence;

•	Dependence on continuous nutritional feeding through a “G-tube” or “NG-tube”;

•	Dependence on intravenous nutrition;

•	Oxygen-dependence in conjunction with other medical needs; and

•	Complex medical needs such as frequent seizures.

Our PDN services include:

•	In-home skilled nursing services to medically fragile children;

•	Nursing services in school settings in which our caregivers accompany patients to school;

•	Services to patients in our Pediatric Day Healthcare Centers (“PDHC”);

•	Unskilled nursing services; and

•	Employer of record support services.

Through our pediatric therapy services, we provide a valuable multidisciplinary approach that we believe serves all of a child’s therapy needs. We provide both in-clinic and home-based therapy services to our patients.

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Our therapy services include Physical, Occupational and Speech services. We regularly collaborate with physicians and other community healthcare providers, which allows us to provide more comprehensive care. Additionally, our Applied Behavioral Analysis (“ABA”) Therapy services provided children with the strategies and skills necessary to maximize their individual potential, achieve meaningful outcomes, and reach their goals to the greatest extent possible. We also provide parents with useful strategies and techniques to support their child’s progress towards meeting developmental milestones in communication and behavior throughout their lifetime. As further discussed below, in July 2020, we discontinued providing ABA Therapy services. See “ —COVID-19 Pandemic Impact on our Business.”

MS Segment

Through our Medical Solutions segment, we offer a comprehensive line of durable medical equipment and enteral nutrition supplies to adults and children, delivered on a periodic or as-needed basis. We provide our patients with access to one of the largest selections of enteral formulas, supplies and pumps in our industry, with more than 300 nutritional formulas available. Our registered nurses, registered dietitians and customer service technicians support our patients 24 hours per day, 365 days per year, in-hospital, at-home, or remotely to help ensure that our patients have the best nutrition assessments, change order reviews and formula selection expertise.

Factors Affecting Results of Operations and Comparability

Acquisition-related Activities

We acquired Premier Healthcare Services, LLC (“Premier”) on July 1, 2018 (the “Premier Acquisition”), which had substantially all of its operations in California. Our operating results for fiscal year 2018 included six months of Premier’s results of operations, and our operating results for fiscal year 2019 included Premier’s results for the entirety of that year. Therefore, our results of operations for fiscal years 2019 and 2018 included net revenue attributable to Premier of approximately $233.8 million and $109.5 million, respectively. Accordingly, the Premier Acquisition significantly impacts the comparability of our results of operation for fiscal years 2019 and 2018. All of Premier’s business operations are included in our PDS segment.

In December 2018, we entered into an agreement to acquire a private duty services company (the “2019 Transaction”), which, if consummated, would have significantly increased the size of our business. In the fourth quarter of fiscal year 2018, in contemplation of closing the 2019 Transaction and developing the necessary corporate infrastructure to support the combined businesses after closing, we began incurring significant acquisition-related costs, incremental corporate expenses, and related costs associated with executing the necessary financing arrangements to finance the acquisition. As a result of these activities, our acquisition-related costs, corporate expenses, and related items such as debt extinguishment costs, were significantly higher for fiscal year 2019 as compared to fiscal year 2018. We terminated the 2019 Transaction in December 2019, and, beginning in January 2020, we implemented cost-savings initiatives to reduce our corporate workforce and corporate expenses. We have significantly reduced acquisition-related costs and corporate expenses in fiscal year 2020 as compared to fiscal year 2019.

During the third fiscal quarter of 2020, we acquired three private duty services companies (collectively, the “2020 PDS Acquisitions”). We estimate that aggregate annual revenues attributable to the 2020 PDS Acquisitions were approximately $75 million for the twelve months ended September 26, 2020.

In October 2020, we acquired Five Points Healthcare, LLC, a company that provides home health and hospice services with annual revenues that approximated $44 million for the twelve months ended May 3, 2020. Home health and hospice businesses are primarily reimbursed by Medicare for services rendered and will accordingly begin to diversify our current payer base beyond its current concentration of Medicaid and Medicaid Managed Care revenue. We expect to report these new lines of business in a similarly titled new segment beginning with fiscal year 2020.

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COVID-19 Pandemic Impact on our Business

In March 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 outbreak has adversely impacted economic activity and conditions worldwide, including workforces, liquidity, capital markets, consumer behavior, supply chains and macroeconomic conditions. After the declaration of a national emergency in the United States on March 13, 2020, in compliance with stay-at-home and physical distancing orders and other restrictions on movement and economic activity intended to reduce the spread of COVID-19, we altered numerous clinical, operational, and business processes. While each of the states deemed healthcare services an essential business, allowing us to continue to deliver healthcare services to our patients, the effects of the pandemic have been wide-reaching. We have implemented contingency planning policies whereby most employees at our corporate support offices in Georgia, Texas and Arizona are working remotely in compliance with recommendations from the Centers for Disease Control and Prevention and federal and state governmental orders. We have invested in technology and equipment that allows our remote workforce to provide continued and seamless functionality to our clinicians who continue to care for our patients.

We are taking precautions to protect the safety and well-being of our employees and patients by purchasing and delivering significant additional supplies of PPE and other medical supplies to branches and regional offices across the country. We have had success in sourcing our PPE from both traditional and non-traditional suppliers for these needs and while we have been fortunate to secure the necessary PPE supplies, we have incurred significantly higher per unit costs for such items, as compared to pre-pandemic costs.

With the exception of EOR, patient volumes in our PDS segment have been negatively impacted by COVID-19. While we observed declining PDN, PDN Therapy, and ABA Therapy patient volumes during the first and second fiscal quarters of 2020 with a low point in mid-April 2020, shortly thereafter these volumes stabilized at approximately 11% below our pre-COVID-19 PDS hours run rate. Since that time, our PDN and PDN Therapy volumes began recovering and, as of January 2, 2021, our PDS hours were approximately                % below our pre-COVID-19 run rate. As a result of COVID-19, during the second fiscal quarter of 2020, we made the decision to exit our pediatric ABA Therapy services, which we expect to complete by the end of 2020. Annual ABA Therapy revenues, which have subsequently been exited, approximated $                million and $16.4 million, respectively, for the years ended January 2, 2021 and December 28, 2019. In connection with these activities, we evaluated our Therapy reporting unit for goodwill impairment and recorded an impairment charge of $75.7 million during our second fiscal quarter of 2020. Our MS segment has not been negatively impacted by COVID-19.

While we believe our PDS patient volumes will recover by 2021, the following factors could potentially alter this outlook and negatively impact our recovery from the pandemic: the continued increase or decrease in the number of COVID-19 cases nationwide, any future or prolonged shelter-in-place orders, the return of our patients’ families confidence to allow our caregivers into their homes, our ability to attract and retain qualified caregivers as a result of COVID-19 concerns, cost normalization around PPE, and our ability to readily access referrals from children’s hospitals. Potential negative impacts of COVID-19 on our results include lower revenue, higher salary and wage expenses due to increased market rate expectations of caregivers, and increased PPE supply costs. The impacts to revenue may consist of the following: lower volumes due to interruption of the operations of our referral sources and patient unwillingness to accept services in their homes; prolonged school closures; and lower reimbursement rates due to any negative impacts to state Medicaid budgets as a result of the pandemic.

We continually review and adjust our operations to adapt to the changing COVID-19 environment. We have remained fully operational and have continued to provide our patients with critical services during the pandemic. In addition, we plan to continue to execute on our strategic business plans to grow our services both organically and through acquisitions.

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CARES Act

In response to COVID-19, the U.S. Government enacted the CARES Act on March 27, 2020. The following portions of the CARES Act have impacted us in fiscal year 2020:

•

Provider Relief Fund: Beginning in April 2020, funds were distributed to health care providers who provide or provided diagnoses, testing, or care for individuals with possible or actual cases of COVID-19. The payments received under the Provider Relief Fund (“PRF”) are subject to certain terms and conditions. Payments are to be used to prevent, prepare for, and respond to COVID-19. As of January 2, 2021, we had received $                million in PRF payments. For the year ended January 2, 2021, we recognized $                million related to these funds as government stimulus income in our consolidated statements of operations. The unrecognized amount of $                million is recorded in government stimulus liabilities in our consolidated balance sheet at January 2, 2021. Additionally, the PRF payments we have received could be potentially subject to repayment if those funds are not utilized in accordance with the rules and regulations set forth by HHS.

The rules and regulations associated with the implementation of the CARES Act, including the terms and conditions of the PRF, have not been finalized and remain subject to publication and change. While CMS has issued interim and informal guidance in the form of “Fact Sheets” and “FAQs,” the final rules and regulations may be materially different from our current understanding. Such changes in the final rules and regulations may materially affect our ability to utilize and retain the PRF payments and may change our accounting for the use of such funds.

•

State Sponsored Relief Funds: In June 2020, we began receiving stimulus funds from the State of Pennsylvania Department of Human Services (“Pennsylvania DHS”). Such funds were not applied for or requested. All recipients of stimulus funds from Pennsylvania DHS must report within 45 days of the end of calendar year 2020 on their expenditures through the period ending December 31, 2020. Recipients who have expended their funds in full prior to December 31, 2020 may submit a single final report at any time during the window that begins on October 1, 2020, but no later than February 15, 2021. Recipients with funds unexpended after December 31, 2020, must submit a second and final report no later than July 31, 2021.

As of January 2, 2021, we have received approximately $                million in direct stimulus funds from Pennsylvania DHS. Such funds were also not applied for or requested. For the year ended January 2, 2021, we recognized $                million related to these funds as government stimulus income in our consolidated statements of operations. The unrecognized amount of $                million is recorded in government stimulus liabilities in our condensed consolidated balance sheet at January 2, 2021.

•

Deferred payment of the employer portion of social security tax: We are permitted to defer payments of the employer portion of social security tax for 2020, which will be payable in 50% increments, with the first due by December 31, 2021 and the second 50% due by December 31, 2022. We estimate the impact of this deferral will increase our 2020 cash flow from operations by approximately $47 million. As of January 2, 2021, we deferred payment of approximately $                million of social security tax; this amount is reflected in deferred payroll tax liabilities in our consolidated balance sheet.

•

Temporary reimbursement rate increases from various state Medicaid and Medicaid Managed Care Programs: Numerous state Medicaid programs have issued temporary rate increases and similarly directed Medicaid Managed Care programs within those states to issue temporary rate increases. The states from which we have received the most significant temporary rate increases include Massachusetts, Washington, and North Carolina. These temporary rate increases are paid to us via normal claim processing by the respective payers. For the year ended January 2, 2021, we recognized $                million related to these temporary rate increases funds as net revenue in our consolidated statements of operations.

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Components of Operating Results

Net Revenue

Net revenue is primarily derived from pediatric and adult healthcare services provided by our PDS segment (referred to as “patient revenue”) and from the delivery of enteral nutrition and other products to patients by our MS segment (referred to as “product revenue”). Components of net revenue include the established bill rates, explicit price concessions, also known as contractual adjustments and discounts, provided to third-party payers, and implicit price concessions.

Cost of Patient Service, Excluding Depreciation and Amortization

Cost of patient service, excluding depreciation and amortization (referred to as “cost of patient services”), is incurred by our PDS and MS segments. For the PDS segment, cost of patient services primarily includes direct labor costs and associated payroll taxes and benefits for the patient care services provided by our caregivers. It also includes workers compensation and professional liability insurance costs. For our MS segment, cost of patient services primarily includes the cost of enteral nutrition products shipped to our patients, as well as shipping costs.

Branch and Regional Administrative Expenses

Branch and regional administrative expenses are supervisory and administrative costs incurred in our branch and regional offices to support the provision of clinical care to our patients. These costs include the compensation of our branch and regional leaders, recruiting, people services, scheduling and rent, among other administrative costs to support our clinical operations. We also incur transitionary branch and regional administrative expenses in connection with integrating the companies we acquire. For example, redundant wages, benefits and severance for acquired company branch and regional personnel until such personnel exit the company, and costs associated with duplicative branch leases in overlapping markets, until such leases are terminated.

Corporate Expenses

Corporate expenses include costs to support our branch and regional operations (which we also refer to as “field operations”), and include our corporate headquarters, corporate payroll, billing and collections, corporate facilities, corporate people services, corporate information technology, our Integration Management Office, and related professional services necessary to support our field operations.

We also incur a significant amount of transitionary corporate expenses in connection with integrating the companies we acquire. Such activities are supervised by our corporate integration management office and include items such as our Integration Management Office, third-party professional services to assist us with our integration efforts, redundant wages, benefits and severance for acquired company corporate personnel whose roles are duplicative or overlapping with existing corporate personnel until such personnel exit the company, duplicative corporate leases and related costs prior to elimination of such overlapping leases, among other things. Collectively, we refer to these transitionary corporate expenses, as well as the transitionary branch and regional administrative expenses described above as “integration costs” and such costs are included in either branch and regional administrative expenses or corporate expenses, as applicable.

Government Stimulus Income

Government stimulus income includes amounts recognized as income from federal and state sponsored relief funds through the CARES Act. We recognize government stimulus income at such time as qualifying cost offsets and uses of provider relief funds and state-sponsored relief funds are identified and all related program terms and conditions have been met.

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Goodwill Impairment

Goodwill impairment represents non-cash charges to write-down reporting-unit goodwill established at the time of business acquisitions.

Depreciation and Amortization

Depreciation and amortization includes depreciation and amortization expenses for all of our property and equipment, including leasehold improvements, accreditation costs and intangible assets.

Acquisition-related Costs

Acquisition-related costs represent transaction costs incurred in connection with planned, completed, or terminated acquisitions. These costs include investment banking fees, legal diligence and related documentation costs, and finance, tax and accounting diligence and documentation.

Other Operating Expenses

Other operating expenses include changes to the contingent consideration paid in connection with the Premier Acquisition and license impairment charges.

Interest Income

Interest income includes income received from payers for untimely payment of outstanding accounts receivable balances.

Interest Expense

Interest expense includes the debt service costs associated with our various debt instruments, including our term loans and Revolving Credit Facility. Interest expense also includes the amortization of deferred financing fees, which are amortized over the term of the respective credit agreement.

Other Income (Expense)

Other income (expense) primarily includes the charges we record to state our interest rate derivatives at fair value, as well as the periodic net settlements we incur with the counterparties under our interest rate swap agreements, in addition to other miscellaneous sources of income and expense.

Income Tax Benefit (Expense)

Income tax benefit (expense) includes the recognized portion of current and deferred income taxes at a federal, state and local level.

Evaluation and Measurement of our Business

In assessing our performance, we consider a variety of performance and financial measures. The key measures include net revenue, gross margin (and gross margin percentage), field contribution (and field contribution margin) and corporate expenses. We review these metrics on a consolidated and segment basis with the exception of corporate expenses, which we review on a consolidated basis only. We also assess our performance using Adjusted EBITDA, which is a non-GAAP financial measure. See “ —Non-GAAP Financial Measures” below.

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Net Revenue

For each of our business segments, we manage our operations locally at the branch level, with support from our regional operations offices. The contractual reimbursement we expect to receive from third party payers as payment for our PDS and MS services, less estimated implicit price concessions, is recorded as net revenue in our consolidated statements of operations.

Gross Margin and Gross Margin Percentage

Gross margin is equal to net revenue less cost of patient services. We manage our business and make operating decisions based upon the gross margin delivered by each of our segments. Gross margin determines whether or not a given line of service or market is providing appropriate returns, and consequently whether or not a given line of service or market requires additional focus and resources, should be expanded, or curtailed. We also evaluate our gross margin based on the percentage of net revenue it represents, which we define as gross margin percentage.

Field Contribution and Field Contribution Margin

Field contribution is calculated as net revenue, less cost of patient services provided, less branch and regional administrative expenses. Field contribution is an important metric because it represents the contribution generated by our field operations, prior to corporate expenses and other non-field related costs. We manage our business and make operating decisions based upon the field contribution delivered by each of our segments. This metric is also important because it guides us in determining whether or not our branch and regional administrative expenses are appropriately sized to support our caregivers and direct patient care operations. We also evaluate our field contribution based on the percentage of net revenue it represents, which we define as field contribution margin.

Corporate Expenses

We align and manage our corporate expenses based on the necessary amount of support required for our field operations, as well as to integrate acquired companies into our field and corporate operations. Corporate expenses is an important metric because it includes not only the on-going, normal corporate costs necessary to support our core field operations, but also includes transitionary costs we incur to integrate the companies we acquire. We believe that effective management of our integration costs is an important component of driving results of operations and cash flows. We also evaluate and manage our corporate expenses based on the percentage of net revenue such costs represent.

We also review other important metrics such as volume, net revenue rate, cost of patient services rate and spread rate. We evaluate the following metrics on a segment basis and not on a consolidated basis.

Volume

Volume represents PDS hours of care provided and MS unique patients served, which is how we measure the amount of our patient services provided. We review the number of hours of PDS care provided and the number of MS unique patients served on a weekly basis.

Net Revenue Rate

For our PDS and MS segments, net revenue rate is calculated as net revenue as described above, divided by PDS hours of care provided or the number of unique patients served, respectively.

Cost of Patient Services Rate

For our PDS and MS segments, cost of patient services rate is calculated as cost of patient services as described above, divided by PDS hours of care provided or the number of unique patients served, respectively.

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Spread Rate

For our PDS and MS segments, spread rate represents the difference between the respective net revenue rate and cost of patient services rate.

Results of Operations

Fiscal Year 2020 Compared to the Fiscal Year 2019

The following table summarizes our consolidated key performance measures for the periods indicated:

(dollars in thousands)	Fiscal Year 2020	Fiscal Year 2019	Change	% Change
Net revenue	$	$1,384,065	$
Cost of patient services		964,814

Gross margin	$	$419,251	$
Gross margin percentage		30.3%
Branch and regional administrative expenses	$	$227,762	$

Field contribution	$	$191,489	$
Field contribution margin		13.8%

Corporate Expenses	$	$113,235	$

The following table summarizes our key performance measures by segment for the periods indicated:

	PDS					MS
(dollars in thousands)	Fiscal Year 2020	Fiscal Year 2019	Change		% Change	Fiscal Year 2020	Fiscal Year 2019	Change	% Change
Net revenue	$	$1,271,188	$			$	$112,877	$
Cost of patient services		901,047					63,767

Gross margin	$	$370,141	$			$	$49,110	$
Gross margin percentage		29.1%					43.5%
Branch and regional administrative expenses	$	$199,079	$			$	$28,683	$

Field contribution	$	$171,062	$			$	$20,427	$
Field contribution margin		13.5%					18.1%
Volume		35,840					256
Net revenue rate (1)	$	$35.47		$—		$	$440.93	$
Cost of patient services rate (2)	$	$25.14		$—		$	$249.09	$
Spread rate (3)	$	$10.33		$—		$	$191.84	$

(1)	Represents the period over period change in net revenue rate, plus the change in net revenue rate attributable to the change in volume.
(2)	Represents the period over period change in cost of patent services rate, plus the change in cost of patient services rate attributable to the change in volume.
(3)	Represents the period over period change in spread rate, plus the change in spread rate attributable to the change in volume.
(4)	Represents the change in margin percentage year over year.

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The following table summarizes our consolidated results of operations for the periods indicated:

	Fiscal Year 2020		Fiscal Year 2019
(dollars in thousands)	Amount	% of Net Revenue	Amount	% of Net Revenue	$ Change	% Change
Net revenue	$		$1,384,065	100.0%	$
Cost of patient services			964,814	69.7%

Gross margin	$		$419,251	30.3%	$
Branch and regional administrative expenses			227,762	16.5%

Field contribution	$		$191,489	13.8%	$
Corporate expenses			113,235	8.2%
Government stimulus income			—	0.0%
Goodwill impairment			—	0.0%
Depreciation and amortization			14,317	1.0%
Acquisition-related costs			22,661	1.6%
Other operating expenses			2,322	0.2%

Operating income (loss)	$		$38,954	2.8%	$

Interest expense, net of interest income			(92,089)
Loss on extinguishment of debt			(4,858)
Other (expense) income			(17,037)
Income tax (expense) benefit			(1,486)

Net loss	$		$(76,516)		$

The following discussion of our results of operations should be read in conjunction with the foregoing tables summarizing our consolidated results of operations and key performance measures.

Summary Operating Results

Net Revenue

Cost of Patient Services, Excluding Depreciation and Amortization

Gross Margin and Gross Margin Percentage

Branch and Regional Administrative Expenses

Field Contribution and Field Contribution Margin

Corporate Expenses

The primary components of our corporate expenses for our two most recent fiscal years are as follows:

(dollars in thousands)	Fiscal Year 2020	% of Net Revenue	Fiscal Year 2019	% of Net Revenue
Net Revenue	$		$1,384,065

Corporate Expense Component
Compensation and benefits			58,800	4.2%
Professional services			28,849	2.1%
Rent and facilities expense			10,626	0.8%
Office and administrative			3,464	0.3%
Travel and related			3,613	0.3%
Other			7,883	0.5%

Total Corporate Expenses	$		$113,235	8.2%

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Government Stimulus Income

Goodwill Impairment

Depreciation and Amortization

Acquisition-related Costs

Other Operating Expenses

Interest Expense, net of Interest Income

Loss on Debt Extinguishment

Other Income (Expense)

(dollars in thousands)	Fiscal Year 2020	Fiscal Year 2019
Valuation charge to state interest rate swaps at fair value	$	$(12,151)
Net settlements incurred with swap counterparties		(4,395)
Proceeds from legal settlement associated with acquisition related matters		—
Other		(491)

	$	$(17,037)

Income Taxes

Fiscal Year 2019 Compared to the Fiscal Year 2018

The following table summarizes our consolidated key performance measures for the periods indicated:

(dollars in thousands)	Fiscal Year 2019	Fiscal Year 2018	Change	% Change
Net revenue	$1,384,065	$1,253,673	$130,392	10.4%
Cost of patient services	964,814	859,351	105,463	12.3%

Gross margin	$419,251	$394,322	$24,929	6.3%
Gross margin percentage	30.3%	31.5%	—	(1.2	)%(1)
Branch and regional administrative expenses	$227,762	$217,357	$10,405	4.8%

Field contribution	$191,489	$176,965	$14,524	8.2%
Field contribution margin	13.8%	14.1%	—	(0.3	)%(1)

Corporate Expenses	$113,235	$104,486	$8,749	8.4%

(1)	Represents the change in margin percentage year over year.

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The following table summarizes our key performance measures by segment for the periods indicated:

	PDS					MS
(dollars in thousands)	Fiscal Year 2019	Fiscal Year 2018	Change	% Change		Fiscal Year 2019	Fiscal Year 2018	Change	% Change
Net revenue	$1,271,188	$1,155,014	$116,174	10.1%		$112,877	$98,659	$14,218	14.4%
Cost of patient services	901,047	805,436	95,611	11.9%		63,767	53,915	9,852	18.3%

Gross margin	$370,141	$349,578	$20,563	5.9%		$49,110	$44,744	$4,366	9.8%
Gross margin percentage	29.1%	30.3%	—	(1.2	)%(4)	43.5%	45.4%	—	(1.9	)%(4)
Branch and regional administrative expenses	$199,079	$192,376	$6,703	3.5%		$28,683	$24,981	$3,702	14.8%

Field contribution	$171,062	$157,202	$13,860	8.8%		$20,427	$19,763	$664	3.4%
Field contribution margin	13.5%	13.6%	—	(0.1	)%(4)	18.1%	20.0%	—	(1.9	)%(4)
Volume	35,840	31,505	4,335	13.8%		256	225	31	13.8%
Net revenue rate (1)	$35.47	$36.66	$(1.19)	(3.7)%		$440.93	$438.48	$2.45	0.6%
Cost of patient services rate (2)	$25.14	$25.57	$(0.43)	(1.9)%		$249.09	$239.62	$9.47	4.5%
Spread rate (3)	$10.33	$11.09	$(0.76)	(7.9)%		$191.84	$198.86	$(7.02)	(4.0)%

(1)	Represents the period over period change in net revenue rate, plus the change in net revenue rate attributable to the change in volume.
(2)	Represents the period over period change in cost of patent services rate, plus the change in cost of patient services rate attributable to the change in volume.
(3)	Represents the period over period change in spread rate, plus the change in spread rate attributable to the change in volume.
(4)	Represents the change in margin percentage year over year.

	Fiscal Year 2019		Fiscal Year 2018
(dollars in thousands)	Amount	% of Net Revenue	Amount	% of Net Revenue	$ Change	% Change
Net revenue	$1,384,065	100.0%	$1,253,673	100.0%	$130,392	10.4%
Cost of patient services	964,814	69.7%	859,351	68.5%	105,463	12.3%

Gross margin	$419,251	30.3%	$394,322	31.5%	$24,929	6.3%
Branch and regional administrative expenses	227,762	16.5%	217,357	17.4%	10,405	4.8%

Field contribution	$191,489	13.8%	$176,965	14.1%	$14,524	8.2%
Corporate expenses	113,235	8.2%	104,486	8.3%	8,749	8.4%
Depreciation and amortization	14,317	1.0%	11,938	1.0%	2,379	19.9%
Acquisition-related costs	22,661	1.6%	15,577	1.2%	7,084	45.5%
Other operating expenses	2,322	0.2%	5,931	0.5%	(3,609)	(60.8)%

Operating income	$38,954	2.8%	$39,033	3.1%	$(79)	(0.2)%

Interest expense, net of interest income	(92,089)		(74,948)		(17,141)	22.9%
Loss on extinguishment of debt	(4,858)		—		(4,858)	N/A
Other expense	(17,037)		(13,744)		(3,293)	24.0%
Income tax (expense) benefit	(1,486)		2,513		(3,999)	(159.1)%

Net loss	$(76,516)		$(47,146)		$(29,370)	62.3%

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The following discussion of our results of operations should be read in conjunction with the foregoing tables summarizing our consolidated results of operations and key performance measures.

Summary Operating Results

Overall, our operating income approximated $38.9 million, or 2.8% of net revenue, for fiscal year 2019, as compared to $39.0 million, or 3.1% of net revenue, for fiscal year 2018. The primary driver of our reduced operating income as a percentage of revenue in fiscal year 2019 as compared to fiscal year 2018 was a 0.3% decrease in field contribution margin as discussed below. In aggregate, our corporate expenses, depreciation and amortization, acquisition-related costs, and other operating expenses were unchanged as a percentage of revenue in fiscal year 2019 as compared to fiscal year 2018.

With operating income consistent on a year over year basis at approximately $39.0 million, the $29.4 million increase in net loss to $76.5 million for fiscal year 2019 from $47.1 million for fiscal year 2018 was driven by the following items:

•

A $17.1 million increase in interest expense, net, primarily related to a full year of interest expense in fiscal year 2019 on indebtedness under our First Lien First Amendment Term Loan (as defined below), which was issued in July 2018 in connection with the Premier Acquisition, as well as interest on our Delayed Draw Term Loan (as defined below), which was issued in February 2019;

•	$4.9 million of debt extinguishment costs incurred in fiscal year 2019 upon termination of the 2019 Transaction, whereas no such costs were incurred in fiscal year 2018;

•

$3.3 million of incremental other expense, which was primarily associated with higher net settlements we incurred with the counterparties under our interest rate swap agreements in 2019, in addition to increased non-cash charges to state our interest rate swaps at fair value; and

•	A $4.0 million increase in income tax expense.

Net Revenue

Net revenue was $1,384.1 million for fiscal year 2019 as compared to $1,253.7 million for fiscal year 2018, an increase of $130.4 million, or 10.4%. This increase resulted from the following segment activity:

•	a $116.2 million, or 10.1%, increase in PDS net revenue; and

•	a $14.2 million, or 14.4%, increase in MS net revenue.

Our PDS segment net revenue growth of $116.2 million, or 10.1%, in fiscal year 2019 was attributable to volume growth of 13.8%, net of a decrease in net revenue rate of approximately 3.7%.

A key driver of the 13.8% PDS volume increase in fiscal year 2019 was the inclusion of a full year of Premier results in fiscal year 2019 as compared to the inclusion of only six months of Premier results in fiscal year 2018. Volumes from our California PDS businesses (formerly Premier) increased 124.0% in fiscal year 2019 as compared to the six months included in fiscal year 2018. This volume growth resulted not only from a full year of results included in fiscal year 2019, but also strong organic California PDS volume growth due to the state of California’s strong support of our services and attendant positive market environment.

The 3.7% decrease in PDS net revenue rate similarly resulted from the inclusion of a full year of Premier results in fiscal year 2019 as compared to the inclusion of only six months of Premier results in fiscal year 2018. The average net revenue rates per hour in our California PDS businesses are significantly lower than the comparable rates in the balance of our PDS businesses across the country. Because our hourly net revenue rates for our employer of record support services in California are lower than our private duty hourly net revenue rates, the overall blended net revenue rate in California is lower than the comparable rates in the balance of our PDS

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businesses across the country. Notwithstanding the overall decrease in PDS net revenue rate due to the inclusion of a full year of our EOR business in our results, EOR net revenue rates increased approximately 9.4% and net revenue rate in the balance of our PDS businesses increased approximately 0.7% in fiscal year 2019 compared to fiscal 2018.

Our MS segment net revenue growth of $14.2 million, or 14.4%, in fiscal year 2019 was attributable to 13.8% volume growth combined with an increase in net revenue rate of approximately 0.6%. Our MS segment delivered strong organic growth in fiscal year 2019 as this business continued to expand in existing and growth markets.

Cost of Patient Services, Excluding Depreciation and Amortization

Cost of patient services was $964.8 million for fiscal year 2019 as compared to $859.4 million for fiscal year 2018, an increase of $105.5 million, or 12.3%. This increase resulted from the following segment activity:

•	a $95.6 million, or 11.9%, increase in PDS cost of patient services; and

•	a $9.9 million, or 18.3%, increase in MS cost of patient services.

The 11.9% increase in PDS cost of patient services in fiscal year 2019 resulted from the previously noted 13.8% growth in fiscal year 2019 PDS volumes, net of a 1.9% decrease in PDS cost of patient services rate. The 1.9% decrease in cost of patient services rate primarily resulted from the inclusion of a full year of Premier results in fiscal year 2019 as compared to the inclusion of only six months of Premier results in fiscal year 2018. Our average cost of patient services rate in our California PDS businesses are significantly lower than the comparable rates in the balance of our PDS businesses across the country. Because our hourly cost of patient services rates for our employer of record support services in California are lower than our private duty hourly cost of patient services rates, the overall blended cost of patient services rates in California is lower than the comparable rates in the balance of our PDS businesses across the country.

The 18.3% increase in MS cost of patient services in fiscal year 2019 was driven by the previously noted 13.8% growth in MS volumes in fiscal year 2019, as well as a 4.5% increase in cost of patient services rate. The increase in cost of patient services rate was attributable to a one-time, $2.9 million benefit recognized in cost of patient service in fiscal year 2018 as a result of a favorable settlement with a supplier.

Gross Margin and Gross Margin Percentage

Gross margin was $419.3 million, or 30.3% of net revenue, for fiscal year 2019, as compared to $394.3 million, or 31.5% of net revenue, for fiscal year 2018. Gross margin increased $24.9 million, or 6.3% in fiscal year 2019 as compared to fiscal year 2018. The 1.2% decrease in gross margin percentage in fiscal year 2019 resulted from the combined changes in our net revenue rates and cost of patient services rates in each of our segments, which we refer to as the change in our spread rate, as follows:

•

a 7.9% decrease in PDS spread rate from $11.09 for fiscal year 2018 to $10.33 for fiscal year 2019, driven by the 3.7% decrease in PDS net revenue rate, net of the 1.9% decrease in PDS cost of patient services rate; and

•

a 4.0% decrease in MS spread rate from $198.86 for fiscal year 2018 to $191.84 for fiscal year 2019, driven by the 0.6% increase in MS net revenue rate, net of the 4.5% increase in MS cost of patient services rate.

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Branch and Regional Administrative Expenses

Branch and regional administrative expenses were $227.8 million for fiscal year 2019 as compared to $217.4 million for fiscal year 2018, an increase of $10.4 million, or 4.8%. This increase resulted from the following segment activity:

•	a $6.7 million, or 3.5%, increase in PDS branch and regional administrative expenses; and

•	a $3.7 million, or 14.8%, increase in MS branch and regional administrative expenses.

The 3.5% increase in PDS branch and regional administrative expenses in fiscal year 2019 primarily resulted from the inclusion of a full year of Premier results in fiscal year 2019 as compared to the inclusion of only six months of Premier results in fiscal year 2018. Our branch and regional administrative expenses in our California PDS businesses were significantly lower as a percentage of revenue than the comparable costs in the rest of our PDS businesses across the country. Because the branch and regional administrative expenses associated with supporting our employer of record support services in California are lower than the branch and regional administrative expenses associated with supporting our private duty services in California, the overall blended branch and regional administrative expenses in California is lower than the comparable costs in the balance of our PDS businesses across the country.

The 14.8% increase in MS branch and regional administrative expenses for fiscal year 2019 resulted from incremental investments in branch and regional support operations to effectively operate in and prepare for an expected continuation of the MS high growth environment.

Expressed as a percentage of net revenue, the aforementioned segment activity resulted in total branch and regional administrative expenses decreasing by 0.9% to 16.5% in fiscal year 2019 from 17.4% in fiscal year 2018.

Field Contribution and Field Contribution Margin

Field contribution was $191.5 million, or 13.8% of net revenue for fiscal year 2019 as compared to $177.0 million, or 14.1% of net revenue for fiscal year 2018. Field contribution increased $14.5 million, or 8.2% for fiscal year 2019 as compared to fiscal year 2018. The 0.3% decrease in field contribution margin in fiscal year 2019 resulted from the following combined changes:

•	the 1.2% reduction in gross margin percentage in fiscal year 2019 as compared to fiscal year 2018; and

•	the 0.9% decrease in branch and regional administrative expenses as a percentage of net revenue in fiscal year 2019 as compared to fiscal year 2018.

Corporate Expenses

The primary components of our corporate expenses for our two most recent fiscal years are as follows:

(dollars in thousands)	Fiscal Year 2019	% of Net Revenue	Fiscal Year 2018	% of Net Revenue
Net Revenue	$1,384,065		$1,253,673

Corporate Expense Component
Compensation and benefits	58,800	4.2%	56,100	4.5%
Professional services	28,849	2.1%	27,993	2.2%
Rent and facilities expense	10,626	0.8%	8,764	0.7%
Office and administrative	3,464	0.3%	2,538	0.2%
Travel and related	3,613	0.3%	3,125	0.2%
Other	7,883	0.5%	5,966	0.5%

Total Corporate Expenses	$113,235	8.2%	$104,486	8.3%

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Corporate expenses were $113.2 million, or 8.2% of net revenue for fiscal year 2019, as compared to $104.5 million, or 8.3% of net revenue, for fiscal year 2018. The $8.7 million, or 8.4% growth in year over year corporate expenses resulted primarily from an intentional increase in our corporate overhead footprint in fiscal year 2019 necessary to support the combined Aveanna and 2019 Transaction anticipated acquired companies. This increase was offset by a decrease in transitionary integration costs in fiscal year 2019, as we made further progress with our integration work related to the Formation and the Premier Acquisition, net of new integration costs incurred in connection with the 2019 Transaction.

Depreciation and Amortization

Depreciation and amortization was $14.3 million for fiscal year 2019 compared to $11.9 million for fiscal year 2018, an increase of $2.4 million, or 19.9%. The $2.4 million increase in depreciation and amortization in fiscal year 2019 resulted from incremental capital expenditures in fiscal year 2018 that were in service for a full year in fiscal year 2019 as compared to a partial year in fiscal year 2018.

Acquisition-related Costs

Acquisition-related costs were $22.7 million for fiscal year 2019 compared to $15.6 million for fiscal year 2018, an increase of $7.1 million, or 45.5%. Approximately $22.5 million of our acquisition-related costs in the fiscal year 2019 related to the 2019 Transaction. Approximately $6.9 million of our acquisition-related costs in fiscal year 2018 related to the Premier Acquisition, and $8.7 million related to the 2019 Transaction, which we incurred in the fourth fiscal quarter of 2018.

Other Operating Expenses

Other operating expenses were $2.3 million for fiscal year 2019 as compared to $5.9 million in fiscal year 2018, a decrease of $3.6 million, or 60.8%. The decrease was primarily attributable to a $4.4 million charge recorded in fiscal year 2018 to reflect the earn-out component of the consideration for the Premier Acquisition at fair value, net of certain other items in fiscal year 2018. We incurred no such earn-out charges in fiscal year 2019.

Interest Expense, net of Interest Income

Our interest expense approximated $92.3 million for fiscal year 2019, as compared to $75.5 million for fiscal year 2018, representing a 22.2% increase. The increase in interest expense was primarily driven by the First Lien First Amendment Term Loan, which we entered into in connection with the Premier Acquisition. $171.0 million of the First Lien First Amendment Term Loan was incurred in July 2018, and the $50.0 million Delayed Draw Term Loan was drawn in February 2019. As a result, we incurred approximately $10.1 million higher interest expense on the First Lien Term Facility (as defined below) in fiscal year 2019 as compared to fiscal year 2018. Additionally, in fiscal year 2019, we incurred $2.3 million of interest expense related to senior secured notes that we issued in order to finance a portion of the 2019 Transaction, which we ultimately redeemed in full following termination of the 2019 Transaction in December 2019. We also incurred $1.3 million higher amortization of deferred financing costs in fiscal year 2019 as compared to fiscal year 2018, as a result of financing costs that we incurred to enter into the First Lien First Amendment Term Loan.

Loss on Debt Extinguishment

The $4.9 million loss on extinguishment of debt in fiscal year 2019 related to the aforementioned senior secured notes we issued in December 2019 in order to finance a portion of the 2019 Transaction, which we also redeemed in December 2019. Accordingly, the capitalized deferred financing costs associated with the senior secured notes were written off as debt extinguishment costs when we redeemed the senior secured notes.

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Other Expense

Other expense increased from $13.7 million for fiscal year 2018 to $17.0 million for fiscal year 2019. Other expense primarily included the charges we recorded to state our interest rate derivatives at fair value, as well as the net settlements we incurred with the counterparties under our interest rate swap agreements. Other expense was composed of the following in fiscal year 2019 and fiscal year 2018, respectively.

(dollars in thousands)	Fiscal Year 2019	Fiscal Year 2018
Valuation charge to state interest rate swaps at fair value	$(12,151)	$(11,832)
Net settlements incurred with swap counterparties	(4,395)	(668)
Other	(491)	(1,244)

	$(17,037)	$(13,744)

Income Taxes

We incurred income tax expense of $1.5 million in fiscal year 2019, as compared to an income tax benefit of $2.5 million in fiscal year 2018. This increase in expense was primarily driven by an increase in state tax expense partially offset by the release of state valuation allowances. As a result of utilization of our historical net losses, we did not incur federal income taxes of any significance in fiscal year 2018 or fiscal year 2019. However, we incurred certain state income taxes. As of December 28, 2019, the Company had Federal net operating loss (“NOL”) carryforwards and state NOL carryforwards of $21.1 million and $117.7 million, respectively. Federal and state NOL carryforwards will expire at various dates beginning in 2021, if not utilized. The Company also has indefinite carryforwards associated with the disallowed business interest of $127.8 million as of the end of fiscal year 2019. Valuation allowances are recorded to reduce deferred tax assets to the amount we believe is more likely than not to be realized.

Non-GAAP Financial Measures

Adjusted EBITDA

In addition to our results of operations prepared in accordance with GAAP, which we have discussed above, we also evaluate our financial performance using Adjusted EBITDA.

Adjusted EBITDA is a non-GAAP financial measure and is not intended to replace financial performance measures determined in accordance with GAAP, such as net income (loss). Rather, we present Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as net income (loss) before interest expense, net; income tax (expense) benefit; and depreciation and amortization, adjusted for the impact of certain other items, including impairments of goodwill, intangible assets, and other long-lived assets; non-cash, share-based compensation; sponsor fees; loss on extinguishment of debt; the effect of interest rate derivatives; acquisition-related and integration costs; and certain non-cash and non-operating items further adjusted to exclude non-recurring or unusual items, such as legal costs and settlements associated with acquisition matters; the discontinuation of our ABA Therapy services; non-acquisition related legal settlements; and other system transition costs, professional fees and other costs. As a non-GAAP financial measure, our computation of Adjusted EBITDA may vary from similarly termed non-GAAP financial measures used by other companies, making comparisons with other companies on the basis if this measure impracticable.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute or alternative to net income or loss, revenue, operating income or loss, cash flows from operating activities, total indebtedness or any other financial measures calculated in accordance with GAAP.

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Management believes Adjusted EBITDA is helpful in highlighting trends in our core operating performance by excluding certain non-operating, non-recurring and non-cash items, which can vary significantly from year to year. We use Adjusted EBITDA to assess operating performance and make business decisions.

We have incurred substantial acquisition-related costs and integration costs in fiscal years 2019 and 2018. The underlying acquisition activities take place over a defined timeframe, have distinct project timelines and are incremental to activities and costs that arise in the ordinary course of our business. Therefore, we believe it is important to exclude these costs from our Adjusted EBITDA because it provides management a normalized view of our core, ongoing operations after integrating our acquired companies, which is an important measure in assessing our performance.

The following table reconciles net loss to Adjusted EBITDA:

(dollars in thousands)	Fiscal Year 2020	Fiscal Year 2019	Fiscal Year 2018
Net income (loss)		$(76,516)	$(47,146)
Interest expense, net		92,089	74,948
Income taxes		1,486	(2,513)
Depreciation and amortization		14,317	11,938

EBITDA		$31,376	$37,227
Goodwill, intangible and other long-lived asset impairment		1,936	1,681
Non-cash share-based compensation		1,948	2,118
Sponsor fees		3,230	3,174
Loss on extinguishment of debt		4,858	—
Interest rate derivatives (1)		16,546	12,592
Acquisition-related costs and other costs (2)		28,482	19,977
Integration costs (3)		17,200	23,713
Legal costs and settlements associated with acquisition matters (4)		3,783	3,575
COVID-related costs, net of reimbursement (5)		—	—
ABA exited operations (6)		1,949	(412)
Non-acquisition related legal settlements (7)		850	(2,918)
Other system transition costs, professional fees and other (8)		1,144	421

Adjusted EBITDA		$113,302	$101,148

(1)	Represents costs associated with interest rate derivatives not includable in interest expense.
(2)

Represents (i) transaction costs incurred in connection with planned, completed, or terminated acquisitions, which include investment banking fees, legal diligence and related documentation costs, and finance and accounting diligence and documentation, as presented on the Company’s consolidated statement of operations, of $22.7 million for the year ended December 28, 2019 and $15.6 million for the year ended December 29, 2018, (ii) corporate salary and severance costs in connection with our January 2020 corporate restructuring in response to the terminated 2019 Transaction of $5.8 million for the year ended December 28, 2019, and (iii) a $4.4 million fair value adjustment for contingent consideration related to the Premier acquisition for the year ended December 29, 2018.

(3)

Represents (i) costs associated with our Integration Management Office, which focuses solely on our integration efforts, of $3.4 million for the year ended December 28, 2019 and $1.8 million for the year ended December 29, 2018 and (ii) transitionary costs incurred to integrate acquired companies into

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Aveanna’s field and corporate operations of $13.8 million for the year ended December 28, 2019 and $21.9 million for the year ended December 29, 2018. Transitionary costs incurred to integrate acquired companies include IT consulting costs and related integration support costs; salary, severance and retention costs associated with duplicative acquired company personnel until such personnel are exited from Aveanna; accounting, legal and consulting costs; expenses and impairments related to the closure and consolidation of overlapping markets of acquired companies, including lease termination and relocation costs; and one-time costs associated with rebranding legacy Epic, PSA and Premier locations to the Aveanna brand.
(4)

Represents legal and forensic costs, as well as settlements associated with resolving legal matters arising during or as a result of our acquisition related activity. This includes costs associated with pursuing certain claims in connection with the Formation, as well as a settlement received pertaining to such matter in fiscal year 2020. It also includes costs to comply with the U.S. Department of Justice, Antitrust Division’s grand jury subpoena related to nurse wages and hiring activities in certain of our markets, which arose as a result of the 2019 Transaction.

(5)

Represents costs incurred as a result of the COVID-19 environment, including (i) relief and hero pay provided to our caregivers and other incremental compensation costs (ii) incremental PPE costs, (iii) salary, severance and lease termination costs associated with workforce reductions necessitated by COVID-19 and (iv) costs of remote workforce enablement, all of which approximated $                million for the year ended January 2, 2021, net of temporary reimbursement rate increases provided by certain state Medicaid and Medicaid Managed Care programs which approximated $                million for the ended January 2, 2021, as well as the portion of PRF payments received that were used to offset qualifying COVID-19 related costs, which approximated $                million for the year ended January 2, 2021. Note that not all costs we consider to be COVID-19 related and treated as an adjustment to EBITDA are eligible for offset with relief fund payments

(6)

Represents the results of operations for the periods indicated related to the ABA Therapy services business that we exited as a result of the COVID-19 environment, as well as one-time costs incurred in connection with exiting the ABA Therapy services business.

(7)

Represents legal settlements not associated with acquisition-related matters. The $2.9 million gain for the year ended December 29, 2018 is related to a favorable settlement reached with a MS supplier.

(8)

Represents (i) costs associated with implementation of, and transition to, new electronic medical record systems, billing, collection and payroll systems, implementation of business intelligence systems, and duplicative system costs while such transitions are in-process, and other system transition costs of $                million for the year ended January 2, 2021, $0.1 million for the year ended December 28, 2019 and $0 for the year ended December 29, 2018; and (ii) professional fees associated with preparation for Sarbanes-Oxley compliance and other advisory fees associated with preparation for our initial public equity offering, professional fees associated with preparation for a bond offering to finance the terminated 2019 Transaction, and advisory costs associated with the adoption of new accounting standards, such as ASC 606 and ASC 842, of $                million for the year ended January 2, 2021, $1.0 million for the year ended December 28, 2019 and $0.4 million for the year ended December 29, 2018.

Liquidity and Capital Resources

Overview

Our principal sources of cash have historically been from operating activities. Our principal source of liquidity in excess of cash from operating activities has historically been from proceeds from our debt facilities and issuances of common stock. Our principal uses of cash and liquidity have historically been for acquisitions, debt service requirements and financing of working capital. As permitted by the CARES Act, we deferred payment of approximately $                million of payroll taxes as of January 2, 2021, which increased our available cash on hand. These deferred payroll taxes will require payments to the Internal Revenue Service of 50% on December 31, 2021 and 50% on December 31, 2022. We believe that our operating cash flows and availability under current and future credit facilities will be sufficient to meet our cash requirements for the next

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twelve months and beyond. Our future capital requirements will depend on many factors that are difficult to predict, including the size, timing and structure of any future acquisitions, future capital investments and future results of operations. We cannot assure you that cash provided by operating activities or cash and cash equivalents will be sufficient to meet our future needs. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain refinancing or additional financing on favorable terms or at all. See “Risk Factors—Risks Related to Our Business and Industry—We have substantial indebtedness, which will increase our vulnerability to general adverse economic and industry conditions and may limit our ability to pursue strategic alternatives and react to changes in our business and industry or pay dividends.”

We evaluate our liquidity based upon the availability we have under our credit facilities in addition to the net cash (used in) or provided by operating, investing and financing activities. Specifically, we review the activity under the Revolving Credit Facility (as defined below) and consider period end balances outstanding under the Revolving Credit Facility. Based upon the outstanding borrowings and letters of credit under the Revolving Credit Facility, we calculate the availability for incremental borrowings under the Revolving Credit Facility. Such amount, in addition to cash on our balance sheet, is what we consider to be our “Total Liquidity.”

The following table provides a calculation of our Total Liquidity for fiscal years 2020, 2019, and 2018 respectively:

(dollars in thousands)	Fiscal Year 2020	Fiscal Year 2019	Fiscal Year 2018
Revolving Credit Facility Rollforward
Beginning Revolving Credit Facility balance	$	$—	$—
Draws		50,000	15,000
Repayments		(18,500)	(15,000)

Ending Revolving Credit Facility balance	$	$31,500	$—

Calculation of Revolving Credit Facility availability
Revolving Credit Facility limit	$	$75,000	$75,000
Less: outstanding Revolving Credit Facility balance		(31,500)	—
Less: outstanding letters of credit		(19,718)	(21,762)

End of period Revolving Credit Facility availability		23,782	53,238
End of period cash balance		3,327	8,001

Total Liquidity, end of period	$	$27,109	$61,239

Cash Flow Activity

The following table sets forth a summary of our cash flows from operating, investing, and financing activities for the periods presented:

(dollars in thousands)	Fiscal Year 2020	Fiscal Year 2019	Fiscal Year 2018
Net cash (used in) provided by operating activities		$(8,714)	$21,596
Net cash used in investing activities		$(17,824)	$(229,547)
Net cash provided by financing activities		$21,864	$204,153

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Operating Activities

Net cash provided by operating activities decreased by $30.3 million, from $21.6 million net cash provided for fiscal year 2018, to $8.7 million net cash used for fiscal year 2019. The decrease was primarily due to a $30.0 million increase in cash paid for interest in fiscal year 2019.

Investing Activities

Net cash used in investing activities was $17.8 million in fiscal year 2019, as compared to $229.5 million in fiscal year 2018. The significant decrease in 2019 net cash used in investing activities results from the acquisition of Premier on July 1, 2018. Cash used for the Premier Acquisition in fiscal year 2018, net of cash acquired was $210.0 million. Together with fiscal year 2018 purchases of property and equipment of $19.6 million, fiscal year 2018 net cash used in investing activities was $229.5 million. In fiscal year 2019, there were no significant acquisitions or other significant investing activities. The primary driver of the $17.8 million of fiscal year 2019 net cash used in investing activities was $16.6 million of purchases of property and equipment.

Financing Activities

For fiscal year 2019, net cash provided by financing activities was $21.9 million, primarily attributable to $50.0 million of proceeds from the issuance of the Delayed Draw Term Loan in connection with the Premier Acquisition in order to fund the payment of contingent consideration, $31.5 million of net borrowings under the Revolving Credit Facility, partially offset by $12.6 million of principal payments of long-term obligations under the First Lien Facilities (as defined below) and a $45.6 million payment of contingent consideration related to the Premier Acquisition.

For fiscal year 2018, net cash provided by financing activities was $204.2 million primarily attributable to $156.5 million of proceeds from the issuance of long-term obligations under the First Lien First Amendment Term Loan and $54.4 million of proceeds from the issuance of shares of common stock to the Sponsor Affiliates, partially offset by $6.8 million of principal payments of long-term obligations.

Purchases of Property and Equipment (“Capital Expenditures” or “Capex”)

We manage our Capex based upon a percentage of net revenue. Our Capex expressed as a percentage of revenue was as follows for the periods presented:

•	$ million, or % of net revenue in fiscal year 2020;

•	$16.6 million, or 1.2% of net revenue in fiscal year 2019; and

•	$19.6 million, or 1.6% of net revenue in fiscal year 2018.

Our Capex in fiscal year 2018 included $9.4 million of one-time capex we incurred in connection with completing the integration of the Formation and the Premier acquisition. Our Capex in fiscal year 2019 included $2.2 million of one-time capex we incurred in connection with preparing for the 2019 Transaction that we ultimately terminated in December 2019.

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Indebtedness

We typically incur debt to finance mergers and acquisitions, and we borrow under our Revolving Credit Facility from time to time for working capital purposes, as well as to finance acquisitions, as needed. Below is a summary of our long-term indebtedness obligations as of the end of fiscal years 2020, 2019, and 2018.

(dollars in thousands)	Principal				Interest Expense
Instrument	Fiscal year 2020	Fiscal year 2019	Fiscal year 2018	Interest Rate (1)	Fiscal year 2020	Fiscal year 2019	Fiscal year 2018
Initial First Lien Term Loan	$564,525	$568,913	$576,225	L + 4.25%	$23,568	$37,966	$36,551
First Lien First Amendment Term Loans	217,685	219,342	171,000	L + 5.50%	11,154	16,737	6,675
First Lien Fourth Amendment Term Loan	185,000	—	—	L + 6.25%	186	—	—
Second Lien Term Facility	240,000	240,000	240,000	L + 8.00%	16,792	25,015	24,255
Senior Secured Notes Associated with Terminated Acquisition	—	—	—	9.75%	—	2,275	—
Revolving Credit Facility	—	31,500	—	L + 4.25%	704	1,754	342
Amortization of Deferred Financing Costs	—	—	—		5,399	6,725	5,380
Other	307	2,027	2,700	3.40%	1,169	1,824	2,339

Total	$1,207,517	$1,061,782	$989,925		$58,972	$92,296	$75,542

Weighted Average Interest Rate	6.5%	8.7%	7.6%

(1)	Our variable rate debt instruments accrue interest at a rate equal to the LIBOR rate (subject to a minimum of 1.0%), plus an applicable margin.

Aveanna was in compliance with all covenants related to existing loan facilities as of each of the end of fiscal year 2019 and the end of fiscal year 2018. See also “Description of Certain Indebtedness.”

On March 16, 2017, we entered into that certain First Lien Credit Agreement, dated as of March 16, 2017 (as amended by the Joinder Agreement and Amendment, dated as of July 1, 2018 (the “First Amendment”), that certain Second Amendment, dated as of March 19, 2020 (the “Second Amendment”), that certain Third Amendment, dated as of April 1, 2020 (the “Third Amendment”), that certain Second Joinder Agreement and Fourth Amendment, dated as of September 21, 2020 (the “Fourth Amendment”) and as may be further amended, restated, supplemented, waived or otherwise modified from time to time (the “First Lien Credit Agreement”), with Barclays Bank PLC, as administrative agent, the collateral agent, a letter of credit issuer and the swingline lender, and the lenders and other agents party thereto from time to time (in such capacity, the “First Lien Lenders”), which provides for (i) a senior secured first lien term loan facility (the “First Lien Term Facility”) in an aggregate principal amount of $991 million (comprised of (A) $585 million of initial term loans (the “Initial First Lien Term Loan”), (B) $171 million of additional term loans incurred pursuant to the First Amendment (the “First Lien First Amendment Term Loan”), (C) $50 million of delayed draw term loans (the “Delayed Draw Term Loan” and, together with the First Lien First Amendment Term Loan, the “First Lien First Amendment Term Loans”) incurred pursuant to the First Amendment and drawn down in full on February 28, 2019 and (D) $185 million of additional term loans incurred pursuant to the Fourth Amendment (the “First Lien Fourth Amendment Term Loan”)) and (ii) a senior secured revolving credit facility (the “Revolving Credit Facility” and together with the First Lien Term Facility, the “First Lien Facilities” and together with the Second Lien Term Facility (as defined below), the “Senior Secured Credit Facilities”) in an aggregate principal amount equal to $75 million (including revolving loans, swingline loans and letters of credit). The First Lien Facilities also permit the Borrower (as defined below) to incur an unlimited amount of incremental loans subject to certain limitations and compliance, on a pro forma basis, with specified leverage ratios for the unlimited incurrence of such incremental loans. The proceeds from the First Lien First Amendment Term Loan were used to fund the Premier

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Acquisition and the proceeds from the Delayed Draw Term Loan were used to fund a contingent earnout payment in connection with the Premier Acquisition. The Borrower entered into the Second Amendment to permit the Company to retain for business operations a representations and warranties insurance claim totaling $50 million related to the Formation. The Borrower entered into the Third Amendment to increase the letter of credit commitment limit under the Revolving Credit Facility from $20 million to $30 million. The proceeds from the First Lien Fourth Amendment Term Loan were principally used to fund the 2020 PDS Acquisitions and the acquisition of Five Points Healthcare, LLC.

Concurrently with the entry into the First Lien Facilities, we and our wholly owned subsidiary, Aveanna Healthcare LLC, as borrower (the “Borrower”), entered into that certain Second Lien Credit Agreement, dated as of March 16, 2017 (as amended, restated, supplemented, waived or otherwise modified from time to time, the “Second Lien Credit Agreement” and together with the First Lien Credit Agreement, the “Senior Secured Credit Agreements”) with Royal Bank of Canada, as administrative agent and collateral agent, and the lenders and other agents party thereto from time to time (in such capacity, the “Second Lien Lenders”), which provides for a senior secured second lien term loan facility (the “Second Lien Term Facility”) in an original aggregate principal amount of $240 million. The Second Lien Term Facility also permits the Borrower to incur an unlimited amount of incremental loans subject to certain limitations and compliance, on a pro forma basis, with specified leverage ratios for the unlimited incurrence of such incremental loans.

For the First Lien Term Facility and the Second Lien Term Facility, the Company can elect, at its option, the applicable interest rate for borrowings using a variable interest rate based on either LIBOR, prime or federal funds rate (“Annual Base Rate” or “ABR”) for the interest period relevant to such borrowing, plus an applicable margin. The Initial First Lien Term Loan currently accrues interest at a rate equal to the 30-day LIBOR (subject to a minimum of 1.0%), plus 4.25%. As of December 28, 2019, the effective interest rate of the First Lien Term Facility was 5.95% per annum. The First Lien First Amendment Term Loans currently accrue interest at a rate equal to the 30-day LIBOR (subject to a minimum of 1.0%), plus 5.50%. As of December 28, 2019, the interest rate of the First Lien First Amendment Term Loans was 7.20% per annum. The principal amount of each loan in the First Lien Term Facility requires quarterly principal payments of 0.25% until March 16, 2024, the final maturity date. The First Lien Term Facility is secured by substantially all of the assets of Aveanna. The Second Lien Term Facility currently accrues interest at a rate equal to the 30-day LIBOR (subject to a minimum of 1.0%), plus 8.00%. As of December 28, 2019, the interest rate was 9.70% per annum. The Second Lien Term Facility requires lump sum payment upon the maturity date of March 16, 2025.

Under the Revolving Credit Facility, we can elect, at our option, the applicable interest rate for borrowings classified as revolving loans using a variable interest rate based on either LIBOR or an ABR, plus an applicable margin. LIBOR loans under the Revolving Credit Facility accrue interest at a rate equal to a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing plus the applicable margin (initially 4.25%), with minimum LIBOR per annum of 1.00%. Outstanding borrowings under the Revolving Credit Facility currently accrue interest at a rate equal to the 30-day LIBOR (subject to a minimum of 1.0%) plus 4.25%, which was 5.95% on with respect to $31.5 million of outstanding borrowings as of December 28, 2019. The Revolving Credit Facility has a maturity date of March 16, 2022, with no scheduled payments due until maturity, except monthly interest payments.

Refinancing

We expect to use the net proceeds from this offering to repay indebtedness under our Credit Facilities, which will reduce our cost of capital and debt service obligations. For more information, please see “Use of Proceeds.”

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Commitments and Contractual Obligations

The following table provides a summary of our commitments and contractual obligations for debt, minimum lease payment obligations under non-cancelable leases, and other obligations as of January 2, 2021.

Payments due by period
		Less than	1-3	3-5	More than
(in thousands)	Total	1 year	Years	Years	5 Years
Long-term debt obligations	$	$	$	$	$
Interest on long-term debt
Operating leases
Capital leases

Total	$	$	$	$	$

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet arrangements. We do enter into operating lease commitments, and letters of credit in the normal course of our operations.

Critical Accounting Policies

In preparing our consolidated financial statements in conformity with GAAP, we must use estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures and the reported amounts of revenue and expenses. In general, our estimates are based on historical experience and various other assumptions we believe are reasonable under the circumstances. We evaluate our estimates on an ongoing basis and make changes to the estimates and related disclosures as experience develops or new information becomes known. Actual results could differ from those estimates.

We consider our critical accounting policies to be those that involve significant judgments and uncertainties and may potentially result in materially different results under different assumptions and conditions. See Note 2 to our audited financial statements included elsewhere in this prospectus for a summary of all of our significant accounting policies.

Patient Accounts Receivable

Our patient accounts receivable is reported net of estimated explicit and implicit price concession to reflect the estimated consideration we expect to ultimately collect. These receivables are uncollateralized and consist of amounts due from the following sources: (i) state governments under their respective Medicaid programs (“Medicaid”), (ii) Managed Care providers of state government Medicaid programs (“Medicaid MCO”), (iii) commercial insurers, (iv) other government programs including Medicare and Tricare (“Medicare”), and (v) individual patients. As of December 28, 2019 and December 29, 2018, there is no single payer that accounts for more than 10% of our total outstanding patient accounts receivable. Thus, we believe there are no other significant concentrations of receivables that would subject us to any significant credit risk in the collection of our patient accounts receivable. Our policy is to fully reserve for accounts which are aged at one-year or older. We write off accounts on a monthly basis once we have exhausted our collection efforts and deem an account to be uncollectible. We believe the collectability risk associated with our Medicaid accounts, which represented                 %, 31.7%, and 35.1% of our patient accounts receivable as of the end of fiscal years 2020, 2019, and 2018, respectively, is limited due to our historical collection rates from the related payers and the fact that the U.S. government is the payer. Similarly, we believe the collectability risk associated with our Medicaid MCO accounts, which represented                 %, 38.9% and 35.5% of our patient accounts receivable as of the end of fiscal years 2020, 2019, and 2018, respectively, is limited due to our historical collection rates from the related payers and the fact that the U.S. government is the payer. Changes in general economic conditions, patient

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accounting service center operations, payer mix, or federal or state governmental health care coverage could affect our collection of patient accounts receivable, cash flows and results of operations. See “Risk Factors—Risks Related to our Business and Industry” and “Risk Factors—Risks Related to Our Regulatory Framework.” During fiscal year 2020, fiscal year 2019, and fiscal year 2018, we recorded $                million, $44.3 million, and $39.2 million respectively, in estimated contractual allowances and discounts and implicit price concessions. Our provision for bad debt expense and any related allowance for doubtful accounts is not significant as our payers are primarily commercial insurance and government insurance programs.

Business Combinations

We account for acquisitions of entities that qualify as business combinations under the acquisition method of accounting in accordance with ASC 805, Business Combinations. In determining whether an acquisition should be accounted for as a business combination or asset acquisition, we first determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this is the case, the single identifiable asset or the group of similar assets is not deemed to be a business and is instead deemed to be an asset. Under the acquisition method of accounting, the total consideration is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill.

In determining the fair value of assets acquired and liabilities assumed in a business combination, we primarily use an income approach to estimate the value of tradenames acquired and a cost approach to estimate the value of licenses acquired. The income approach utilizes projected operating results and cash flows and includes significant assumptions such as base revenue, revenue growth rate, projected EBITDA margin, discount rates, rates of increase in operating expenses, and the future effective income tax rates. The cost approach utilizes projected cash outflows and includes significant assumptions such as projected facility costs, projected administrative costs and estimates of the time and effort to acquire a license. The valuations of our significant acquired companies have been performed by a third-party valuation specialist under our management’s supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed is based on reasonable assumptions and estimates that marketplace participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates. Future changes in our assumptions or the interrelationship of those assumptions may result in purchase price allocations that are different than those recorded in recent years.

Acquisitions related costs are not considered part of the consideration paid and are expensed as operating expenses as incurred. Contingent consideration, if any, is measured at fair value initially on the acquisition date as well as subsequently at the end of each reporting period until the contingency is resolved and settlement occurs. Subsequent adjustments to contingent considerations are recorded in our consolidated statements of operations. We include the results of operations of the businesses acquired as of the beginning of the acquisition dates.

Goodwill

We perform an impairment test for goodwill and indefinite-lived intangible assets at least annually or more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. We perform our annual goodwill impairment test on the first day of the fourth quarter of each fiscal year for each of our reporting units. Tests are performed more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

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A reporting unit is either an operating segment or one level below the operating segment, referred to as a component. When the components within our operating segments have similar economic characteristics, we aggregate the components of our operating segments into one reporting unit.

In January 2017, the FASB issued authoritative guidance that simplifies the measurement of goodwill impairment to a single-step test. The guidance removes step two of the goodwill impairment test, which required a hypothetical purchase price allocation. The measurement of goodwill impairment is now the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Under the revised guidance, failing step one always results in goodwill impairment. We adopted the new guidance on January 1, 2017 on a prospective basis.

Since quoted market prices for our reporting units are not available, we apply judgment in determining the fair value of these reporting units for purposes of performing the goodwill impairment test. We rely on widely accepted valuation techniques, including discounted cash flow and market multiple analyses approaches, which capture both the future income potential of the reporting unit and the market behaviors and actions of market participants in the industry that includes the reporting unit. These types of analyses require us to make assumptions and estimates regarding future cash flows, industry-specific economic factors and the profitability of future business strategies. The discounted cash flow approach uses a projection of estimated operating results and cash flows that are discounted using a weighted average cost of capital. Under the discounted cash flow approach, the projection uses management’s best estimates of economic and market conditions over the projected period for each reporting unit including expected organic growth rates, future government payer reimbursement rates, and capital requirements. Other significant estimates and assumptions include terminal value growth rates, changes in working capital requirements, and weighted average cost of capital. The market multiple analysis estimates fair value by applying cash flow multiples to the reporting unit’s operating results. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics to the reporting units.

During our annual goodwill impairment tests for fiscal year 2019 and fiscal year 2018, we did not identify any reporting units in which its carrying value exceeded its estimated fair value. The fair value of the goodwill was measured using Level 3 inputs such as operating cash flows and market data.

As a result of the onset of COVID-19 in 2020, during the second fiscal quarter of 2020 we made the decision to exit our pediatric ABA Therapy services, which we completed as of the end of the third fiscal quarter of 2020. Annual ABA Therapy revenues in 2019 approximated $16.4 million. In connection with these activities, we evaluated our Therapy reporting unit for goodwill impairment and recorded an impairment charge of $75.7 million during our second fiscal quarter of 2020. Our MS segment has not been negatively impacted by COVID-19.

Intangible Assets, Net

Our intangible assets with finite lives consist of trade names and non-compete agreements. These assets are amortized in accordance with the authoritative guidance for goodwill and other intangible assets, primarily using the straight-line method over their estimated useful lives ranging from one to ten years. The fair values of trade names are derived from an income approach. Significant assumptions include expected growth rates, future government payer reimbursement rates, and weighted average cost of capital. The fair value of non-compete agreements are derived from the with or without approach. Significant assumptions include forecasted market conditions and competitor behavior.

During fiscal year 2019 and fiscal year 2018, we did not record any impairment charges related to intangible assets with finite lives nor were they considered at risk of impairment as of the end of fiscal year 2019 or fiscal year 2018.

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Our indefinite-lived intangible assets consist of licenses (including certificates of need). The fair value of licenses are derived from the cost approach. Significant assumptions include the medium time to issue a license and the costs incurred to maintain a branch during that time. We review indefinite-lived intangibles annually for impairment or more frequently if circumstances indicate impairment may have occurred. To determine whether an indefinite-lived intangible asset is impaired, we perform a qualitative assessment. Based on the results of the qualitative assessment, we may perform a quantitative test.

During fiscal year 2020, fiscal year 2019, and fiscal year 2018, we recorded asset impairment charges of $                million, $1.1 million, and $1.5 million, respectively, related to previously acquired licenses due to their surrender and the closure of related branches.

This impairment charge represents the amount by which the carrying value of the assets exceeded its estimated fair value at each impairment date.

Assessment of Loss Contingencies

We have legal and other contingencies that could result in significant losses upon the ultimate resolution of such contingencies. See Note 13, Commitments and Contingencies, to the accompanying consolidated financial statements for additional information.

We have provided for losses in situations where we have concluded it is probable a loss has been or will be incurred and the amount of loss is reasonably estimable. A significant amount of judgment is involved in determining whether a loss is probable and estimable due to the uncertainty involved in determining the likelihood of future events and estimating the financial statement impact of such events. If further developments or resolution of a contingent matter are not consistent with our assumptions and judgments, we may need to recognize a significant charge in a future period related to an existing contingent matter.

Insurance Reserves

As is typical in the healthcare industry, we are subject to claims that our services have resulted in patient injury or other adverse effects.

Our insurance reserves include estimates of the ultimate costs, in the event we are unable to receive funds from claims made under commercial insurance policies, for claims that have been reported but not paid and claims that have been incurred but not reported at the balance sheet dates. Although substantially all reported claims are paid directly by our commercial insurance carriers less any applicable deductibles and/or self-insured retentions), we are ultimately responsible for payment of these claims in the event our insurance carriers become insolvent or otherwise do not honor the contractual obligations under the malpractice policies. We are required under U.S. GAAP to recognize these estimated liabilities in our consolidated financial statements on a gross basis, with a corresponding receivable from the insurance carriers reflecting the contractual indemnity provided by the carriers under the related malpractice policies.

Our insurance reserves require management to make assumptions and apply judgment to estimate the ultimate cost of reported claims and claims incurred but not reported as of the balance sheet date. Our reserves and provisions for professional liability, general liability, and workers’ compensation risks are based largely upon semi-annual actuarial calculations prepared by third-party actuaries. Periodically, we review our assumptions and the valuations provided by third-party actuaries to determine the adequacy of our insurance reserves. The following are certain of the key assumptions and other factors that significantly influence our estimate of insurance reserves:

•	historical claims experience;

•	trending of loss development factors;

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•	trends in the frequency and severity of claims;

•	coverage limits of third-party insurance;

•	statistical confidence levels;

•	medical cost inflation; and

•	payroll dollars.

The time period to resolve claims can vary depending upon the jurisdiction, the nature, and the form of resolution of the claims. The estimation of the timing of payments beyond a year can vary significantly. In addition, if current and future claims differ from historical trends, our estimated reserves for insured claims may be significantly affected. Our insurance reserves are not discounted.

We believe our insurance reserves are adequate to cover projected costs for claims that have been reported but not paid and for claims that have been incurred but not reported. Due to the considerable variability that is inherent in such estimates, there can be no assurance that the ultimate liability will not exceed management’s estimates. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Equity

We have granted stock-based awards, consisting of stock options and restricted stock, to our employees and certain members of our Board of Directors. Our employee stock options have service-based, market-based and performance-based vesting conditions.

We measure the fair value of our stock options at grant date. We utilize the Black-Scholes option-pricing model to calculate the fair value of our service stock-based awards, and the Monte Carlo option-pricing model for performance and accelerator stock-based awards awards. Both pricing models require various highly judgmental assumptions including volatility and expected option term. If any of the assumptions used in the models change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

•

Expected Term. Our expected term represents the period that our stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term), as we do not have sufficient historical data to use any other method to estimate expected term.

•

Expected Volatility. As there has been no public market for our common stock to date, and as a result we do not have any trading history of our common stock, the expected volatility is estimated based on the average volatility for comparable publicly traded companies over a period equal to the expected term of the stock option grants. The comparable companies are chosen based on their similar service provided.

•

Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the stock option grants.

•	Expected Dividend. We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we use an expected dividend yield of zero.

For performance and accelerator stock-based awards awards, we use the Monte-Carlo model. Key assumptions using a Monte-Carlo model include the probabilities of settlement scenarios, enterprise value, time to liquidity, risk-free interest rates and volatility. The estimates of fair value for these instruments are based, in part, on subjective assumptions and

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could differ materially in the future. Generally, increases or decreases in the fair value of the underlying share would result in a directionally similar impact in the fair value measurement of the market-based awards.

We recognize the associated compensation cost over the remaining explicit vesting term in the case of service-based awards and the longer of the derived service period or the explicit service period for awards with market conditions, on a straight-line basis. For performance-based awards, we recognized the associated compensation cost over the service period of the award when we believe vesting of the performance-based award is considered probable. Once vesting of performance-based awards is considered probable, we record compensation expense based on the portion of the service period elapsed to date, with a cumulative catch-up, and recognize remaining compensation expense, if any, over the remaining estimated service period. We account for forfeitures as they occur rather than apply an estimated forfeiture rate to share-based compensation expense.

We measure the fair value of our restricted stock awards at grant date based upon the value of our common stock. Our restricted stock awards are considered fully vested at the time of grant and compensation expense is recognized based upon the fair value at that time. Our restricted stock awards are initially liability-classified as we deem it not probable that the employees holding the awards will bear the risk and rewards of stock ownership for a reasonable period of time. Such restricted stock awards are revalued at the end of each reporting period until the earlier of settlement or when the award is reclassified to temporary equity, with the associated increase or decrease in fair value representing an adjustment to compensation expense.

In valuing our common stock, we determine the fair value using both the income and market approach valuation methods. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on our weighted-average cost of capital and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to our financial results to estimate the value of our company. The valuation results from both income and market methods are then equally weighted to estimate the value of our common stock.

Patient Services and Product Revenue

Because our services have no fixed duration and can be terminated by the patient or the facility at any time, we consider each treatment as a stand-alone contract for revenue recognition purposes. Additionally, as services ordered by a healthcare provided in an episode of care cannot be separately identified, we combine all services provided into a single performance obligation for each contract. We recognize patient revenue in the reporting period in which we perform the service, and we recognize product revenue on the date products are delivered to patients. We have minimal unsatisfied performance obligations at the end of the reporting period as our patients typically are under no obligation to remain under our care.

All revenue is recognized based on established billing rates reduced by contractual adjustments and discounts provided to third-party payers and implicit price concessions. Contractual adjustments and discounts are based on contractual agreements, discount policies and historical experience. Implicit price concessions are based on historical collection experience. Our revenue cycle management systems calculate contractual adjustments and discounts on a patient-by-patient or product-by-product basis based on the rates in effect for each primary third-party payer. Due to complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payers, which are often subject to interpretation and review, we may receive reimbursement for healthcare services authorized and provided that is different from our estimates. In addition, due to changes in general economic conditions, patient accounting service center operations, or payer mix, historical collection experience may not accurately reflect current period collections.

We continually review the contractual and implicit concession estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that

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result from contract renegotiations and renewals. In addition, laws and regulations governing the Medicaid, Medicaid MCO and Medicare programs are complex and subject to interpretation. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Income Taxes

We use the asset and liability approach for measuring deferred tax assets and liabilities based on temporary differences existing at each balance sheet date using currently enacted tax rates. The deferred tax calculation requires us to make certain estimates about future operations. Deferred tax assets are reduced by a valuation allowance when we believe it is more likely than not that some portion of all of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized as income or expense in the fiscal year that includes the enactment date.

We regularly assess the ability to realize deferred tax assets recorded in our entities based upon the weight of available evidence, including such factors as our recent earnings history and expected future taxable income. In the event future taxable income is below our estimates or is generated in tax jurisdictions different than projected, we could be required to increase the valuation allowance for deferred tax assets. This would result in an increase in our effective tax rate.

We record liabilities for uncertain income tax positions based on a two-step process. The first step is recognition, where an individual tax position is evaluated as to whether it has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have less than a 50% likelihood of being sustained, no tax benefit is recorded. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized on ultimate settlement. The actual benefits ultimately realized may differ from the estimates. In future fiscal years, changes in facts, circumstances, and new information may require us to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded in income tax expense and liability in the fiscal year in which such changes occur. Any interest or penalties incurred related to unrecognized tax benefits are recorded as a component of the provision for income tax expense.

Government Stimulus Income

As of January 2, 2021, we have collectively received $                million in aggregate PRF payments and stimulus payments from the Pennsylvania DHS. These payments are not subject to repayment, provided we are able to attest to and comply with the terms and conditions of the funding, including demonstrating that the distributions received have been used for healthcare-related expenses or lost revenue attributable to COVID-19. Such payments are accounted for as government grants and are recognized on a systematic and rational basis as government stimulus income once there is reasonable assurance that the applicable terms and conditions required to retain the funds have been met. The unrecognized amount of general distributions is recorded as government stimulus liabilities in our consolidated balance sheet. We will continue to monitor compliance with the terms and conditions of the PRF and other state-sponsored funds and the impact of the pandemic on our revenues and expenses. If we are unable to attest to or comply with current or future terms and conditions our ability to retain some or all of the distributions received may be impacted. As of January 2, 2021, we have returned approximately $                million of PRF payments received.

Recent Accounting Pronouncements

See Note 2 to our audited financial statements and unaudited interim financial statements included elsewhere in this prospectus for information regarding recently issued accounting pronouncements.

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Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company has exposure to changing interest rates primarily under the Revolving Credit Facility, the First Lien Term Facility and the Second Lien Term Facility, each of which current bears interest at variable rates based on LIBOR. The Company had $1.1 billion of variable rate loans outstanding as of December 28, 2019.

For borrowings under the First Lien Term Facility and the Second Lien Term Facility, the Company elected a variable interest rate based on LIBOR plus an applicable margin. The LIBOR rate is subject to a floor of 1.00%, respectively, under both the First Lien Term Facility and the Second Lien Term Facility. The applicable margin for LIBOR loans will be 4.25%, 5.50% or 8.00% depending on the amount of borrowings under the facility then outstanding. The Revolving Credit Facility is subject to a range of interest rates depending on certain consolidated first lien net leverage ratios, with an applicable margin of 3.75%, 4.00% or 4.25% in the case of LIBOR loans depending on such ratios.

In October 2018, the Company entered into interest rate swap agreements to limit exposure to variable rate debt. The agreements expire on October 31, 2023. Under the terms of the interest rate swap agreements, the Company pays a rate of 3.107%, and receives the one-month LIBOR rate, subject to a 1.00% floor. As of December 28, 2019, the total notional amounts of the interest rate swap agreements were $520.0 million.

It is management’s intention that the notional amount of interest rate swaps be less than the First Lien Term Facility and the Second Lien Term Facility during the life of the derivatives. For fiscal year 2019, the Company recognized $16.5 million of expense associated with interest rate swaps, which is reflected in other income (expense) on the consolidated statements of operations. For fiscal year 2018, the Company recognized $12.5 million of expense, which is reflected in other income (expense) on the consolidated statements of operations. At December 28, 2019 and December 29, 2018, the fair value of the outstanding interest rate swap agreements was $23.7 million and $11.7 million, respectively, which is reflected in other long-term liabilities on the consolidated balance sheets. On an annual basis, a hypothetical 1.0% change in interest rates for the $539.8 million of unhedged variable rate debt as of December 28, 2019 would affect interest expense by approximately $5.4 million.

Impact of Inflation

Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. The impact of inflation on the Company is primarily in the area of labor costs. The healthcare industry is labor intensive. There can be no guarantee we will not experience increases in the cost of labor, particularly given the shortage of qualified caregivers in our markets, and the demand for homecare services is expected to grow. In addition, increases in healthcare costs are typically higher than inflation and impact our costs under our employee benefit plans. Managing these costs remains a significant challenge and priority for us. While we believe the effects of inflation, if any, and labor shortages on our results of operations and financial condition have not been significant, there can be no guarantee we will not experience significant effects in the future.

In addition, suppliers pass along rising costs to us in the form of higher prices, which impacts us primarily in the area of enteral related products in our MS segment. Our supply chain efforts have enabled us to effectively manage and mitigate any inflationary impacts in our supply chain over recent years. However, we cannot predict our ability to cover future cost increases.

We have little or no ability to pass on these increased costs associated with providing services to Medicare and Medicaid patients due to federal and state laws that establish fixed reimbursement rates.

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BUSINESS

Our Diversified Home Care Platform

We are a leading, diversified home care platform focused on providing care to medically complex, high-cost patient populations. We directly address the most pressing challenges facing the U.S. healthcare system by providing safe, high-quality care in the home, the lower cost care setting preferred by patients. Our patient-centered care delivery platform is designed to improve the quality of care our patients receive, which allows them to remain in their homes and minimizes the overutilization of high-cost care settings such as hospitals. Our clinical model is led by our caregivers, primarily skilled nurses, who provide specialized care to address the complex needs of each patient we serve across the full range of patient populations: newborns, children, adults and seniors. We have invested significantly in our platform to bring together best-in-class talent at all levels of the organization and support such talent with industry leading training, clinical programs, infrastructure and technology-enabled systems, which are increasingly essential in an evolving healthcare industry. We believe our platform creates sustainable competitive advantages that support our ability to continue driving rapid growth, both organically and through acquisitions, and positions us as the partner of choice for the patients we serve.

Today, we are the national leader in pediatric home health. Over the past four years, we have scaled our business by a factor of 4x, expanding from 17 states and $324.6 million of revenue in 2016 to 23 states and $1.4 billion in revenue in fiscal year 2019. Currently, we operate in 25 states. We have recently expanded into adult home health and hospice for Medicare populations, adding a new platform to help drive our future growth. Our management team, led by Rodney Windley (Executive Chairman) and Tony Strange (Chief Executive Officer), has a successful track record of building leading businesses, including Gentiva Health Services, Inc. (“Gentiva”), which was the largest U.S. home health company before being acquired by Kindred Healthcare, Inc. (“Kindred”) in 2015. Adult home health and hospice are natural extensions of Aveanna’s core home health infrastructure. In particular, the adult home health business leverages our platform infrastructure and core competencies in clinical program management, automated and efficient nurse recruitment, technology-driven revenue cycle management, payer contracting and entry into new geographic markets. We believe that we have the opportunity to leverage our national home health infrastructure to develop an industry leading adult home health and hospice business similar in size and scale to our pediatric home health business. We believe this long-term expansion strategy in adult end markets through de novo expansion and acquisitions will provide Aveanna with a highly distinctive profile as compared to its home health peers, with more diversified reimbursement sources, a lower risk profile and a broader set of organic and inorganic growth avenues to pursue opportunistically.

Our pediatric home health business is fundamentally similar to the adult home health business, with many of the same positive attributes, as well as several notable advantages. In particular, adult home health and pediatric home health providers both utilize similar caregivers (including registered nurses, “RNs” and licensed practical nurses, “LPNs”) and care models, treat similarly complex patients and serve similarly large and fragmented end markets. The value proposition of pediatric and adult home health is comparable as well: providing high-quality, low-cost care in a more convenient setting for patients as compared to other care settings. As a result, pediatric home health typically benefits from many of the same macro tailwinds benefitting the adult home health market, including alignment with payers and a shift to deliver more care in the home to drive cost savings.

However, pediatric home health differs from adult home health in several respects, including having a meaningfully higher-acuity patient base with higher weekly and overall case values, longer case duration, clearer patient diagnoses and more stable and diversified payer sources. Pediatric home health patients often need ventilators or tracheostomy tubes, which means they require significantly more hours of care (often greater than 50 weekly hours) and years of in-home nursing care, which results in a significantly higher weekly value per case and lifetime value as compared to adult home health patients. Moreover, because pediatric home health coverage is federally mandated with benefits provided at the state level through Medicaid agencies and managed Medicaid health plans, our payer mix is highly diversified, with no individual payer representing more than 6% of revenue for fiscal year 2019. We currently benefit from structural factors protecting rates, including a cost savings

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proposition to payers and a fragile population sensitive to access challenges. For example, today, we serve more than 11,000 pediatric private duty nursing patients weekly at a cost of roughly $250 per day, providing care that could otherwise cost over $4,000 per day in a hospital’s pediatric intensive care unit. As a result, we have enjoyed a long, consistent and predictable trajectory of reimbursement rate increases consistent with cost inflation over the last five years.

We believe that payers appreciate the cost savings and clinical benefits associated with home health and are highly motivated to move towards value-based arrangements that reward providers for providing high-quality care in the home. We further believe that we are uniquely well-positioned to benefit from this push towards value-based care by virtue of our scale, which allows us to care for a meaningful share of our payer partners’ eligible populations, and the substantial investments we’ve made in our clinical training program, compliance protocols and technology infrastructure, which allow us to provide consistent, high-quality care along with patient data and reporting directly from the home. We therefore see Aveanna as a natural “partner of choice” for payers as the industry moves towards value-based arrangements.

The following table summarizes the key elements of our diversified home health business, of which our primary service is private duty nursing (“PDN”) to our pediatric patients.

In addition to PDN and adult home health and hospice, we provide home-based pediatric therapy and enteral nutrition services, also known as tube or intravenous feeding, and related supplies. We have grown our enteral nutrition business significantly through our focus on pediatric and adult patients, which we believe differentiates us from our competitors, as we have the ability to cross-sell those services into our PDN patient populations, many of whom also require enteral nutrition. We believe there is significant opportunity to continue scaling our enteral nutrition business.

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We believe our diversified home care platform is differentiated and exceptionally well-positioned to continue driving sustainable long-term growth:

•

Our business model is aligned with the right macro trends in healthcare today. Healthcare costs in the United States are rising at unsustainable rates. Home health is widely recognized as part of the solution, particularly in a post-COVID-19 world where there is an imperative to avoid unnecessary facility-based care. Our national reach into the homes of many of the highest-cost patient populations positions us to deliver a better experience for our patients and their families, improve clinical outcomes and reduce aggregate costs to the U.S. healthcare system. We believe we will continue to benefit from the following trends in healthcare: (1) focus on delivering high-quality, low-cost care in the home, (2) increased targeting of high cost, complex patients that drive disproportionate cost to the healthcare system and require highly specialized care models, (3) value-based care models that focus on delivering coordinated, high-quality care, allowing patients to remain in their homes and out of the hospital, and (4) growing focus on the patient experience.

•

The markets we operate in are large, highly fragmented and growing rapidly. Home health, broadly defined, is one of the fastest growing sectors in the healthcare industry, with spending projected to grow at a compound annual growth rate of 7.1% from 2019 through 2028 according to the Centers for Medicare and Medicaid Services (“CMS”). Our core pediatric home health, adult home health and hospice end markets today, according to third-party research, are estimated to be over $90 billion in 2020 and are highly fragmented. The vast majority of our geographic markets are composed of small local or regional providers. For example, approximately 75% of the PDN market is composed of small local and regional providers, according to third-party research estimates. Conversely, we have a national market share of 11% in PDN, according to third-party estimates, which creates significant scale advantages and a differentiated opportunity for us to continue to gain share and consolidate markets.

•

Our national and local scale density creates sustainable competitive advantages. We believe that scale matters in our industry and that it drives sustainable competitive advantages. Specifically, our leading position in many of our markets affords us a self-reinforcing network effect, where:

•

We believe that we attract more nurses due to our higher number of available shifts near our caregivers’ homes, our prestigious brand, our mission-driven culture that puts caregivers and families first, our advanced nurse training platform and industry leading benefits that provide for an attractive career path. Caregiver recruitment is of paramount importance for success in our home care markets. In a competitive and supply-constrained labor market for qualified caregivers, we believe that our ability to attract and retain nurses provides us with a significant competitive advantage. We believe our approximately 22,000 nurse caregivers are a valuable asset and we have the ability to leverage not only our caregiver network, but also our recruiting operations to expand into adult home health in our existing markets.

•

As a result, we obtain more cases, as our large nursing panel allows us to more quickly place nurses with families seeking care, driving (1) higher referent and patient family satisfaction, (2) better brand advocacy, and (3) the ability to fill a high percentage of prescribed patient hours (known as “fill rate”). Our average fill rate was 85% from 2018 to 2020. We believe this in turn drives our high PDN patient satisfaction score (94% in 2019), low re-hospitalization rates and more profitable branches, resulting in stronger branch leadership talent capable of delivering 24/7 for our patients, families and referents. Specifically, because of our scale, our highly regarded brand, our clinical expertise and our rigorous compliance standards designed to provide strong peace of mind, we believe that we are viewed as the clear “provider of choice” by our patients, their families and referral sources at leading children’s hospitals. These referral sources entrust us to help them quickly find patients the compassionate care they need in their home, enabling us to regularly capture a higher share of referral volumes, accelerate our “virtuous cycle,” described below, and create more value and shift flexibility for nurses seeking new cases.

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•

Our scale allows us to reinvest in our capabilities that deliver more value for nurses and families. Importantly, our national scale and local market density create a profit advantage at the branch level as compared to smaller competitors in that we are able to reinvest each year into deeper capabilities to support our network, including: (1) a sophisticated pediatric home health sales team, training and recruiting team and compliance and payer relations team, which we believe are the largest in the industry, (2) the industry’s only scaled, vertically integrated pediatric offering, bundling home health with enteral feeding services, and, critically, (3) a technology-enabled operating platform with tools for nurse recruiting, training and care reporting that we believe allows us to scale in a highly efficient and compliant manner.

•

We believe that these operating efficiencies create a sustainable competitive advantage for Aveanna as compared to smaller home health providers, resulting in continued growth. Specifically, our significant capital and technology investments in our platform have distanced us from smaller healthcare providers in our local markets, catalyzing ongoing organic growth and acquisition opportunities. The small local and regional home health providers we compete against often operate with a “paper-based” mentality and face growing challenges operating in today’s complex and increasingly digital business environment. Conversely, as a scaled, national platform, we have invested in technology, technology-enabled processes, clinical training, compliance and advanced staffing optimization workflows designed to enable us to drive expanding levels of productivity from our recruiting and clinical workforce. We have also implemented sophisticated revenue cycle management, contracting and administrative systems which help us operate more efficiently and leverage our corporate infrastructure to drive margin improvement. We believe these technology-enabled capabilities will position us to continue to drive competitive advantages and above-market growth, as illustrated in the “virtuous cycle” below.

•

Our management team has decades of experience driving growth in home health through acquisitions. Our senior management team, led by Rodney Windley (Executive Chairman), Tony Strange (Chief Executive Officer), Jeffrey Shaner (Chief Operating Officer), David Afshar (Chief Financial Officer) and Shannon Drake (General Counsel and Chief Legal Officer), has more than 100 collective years of home health experience and has a strong track record of building home health platforms through acquisitions. Beginning with the founding of The Healthfield Group (“Healthfield”) in 1986 and following its merger with Gentiva in 2006, members of our senior management team oversaw the creation of the largest home care company in the United States. Under their leadership, the combined companies became a large, diversified public home health provider, growing revenue from $869 million in 2005 to over $2 billion annually at the time of its sale to Kindred in 2015. Over the past 30 years, our team has executed more than 50 acquisitions comprising over $6 billion of transaction value.

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•

We have a proven ability to source, execute, and integrate acquisitions into the Aveanna platform. Aveanna was formed through the transformative merger of Epic Health Services Inc. (“Epic”) and Pediatric Services of America, Inc. (“PSA”) in March 2017 (the “Formation”). Since our Formation, we have successfully completed and integrated seven acquisitions. We have invested heavily in our M&A platform capabilities, developing a purpose built, dedicated acquisition team whose sole function is to identify and execute on M&A transactions. Our Integration Management Office (“IMO”) has developed a proven playbook over long M&A careers to lead the quick and synergistic integration of acquisitions. We currently have a robust pipeline of potential acquisition targets, which we continue to actively develop and evaluate.

•

Reimbursement for our services is highly diversified and stable. We are paid by a diverse group of hundreds of distinct payers that include Medicaid managed care organizations (“MCOs”), state-based Medicaid programs, Medicare, Medicare Advantage plans, commercial insurance plans and other governmental payers across 25 states. No single payer source accounted for more than 6% of our revenue for fiscal year 2019. This is due to our diversification across pediatric and adult end markets as well as our geographic diversification across states. Rates in home health have generally been stable as governmental and commercial payers widely recognize its value proposition relative to higher cost settings. In PDN, our largest business today, reimbursement rates have increased 1.5% per year on a weighted average basis from 2015 to 2020 and tend to track increases in nursing wages, which has supported our highly stable gross margin historically. Furthermore, PDN reimbursement rates have been highly stable to positive over long periods of time, including through the Great Recession, during which time pediatric home health services were not targeted as sources of savings for states facing budget pressure, according to the Marwood Group, a healthcare regulatory consultant (“Marwood”). In particular, in the past three years, 20 states had positive rate increases while only one state reduced rates by more than 1%, according to Marwood. In our PDN business, rates have been stable for several reasons:

•	PDN patients are viewed as a “protected population” and supported by strong, vocal family advocacy groups who are highly sensitive to any access constraints;

•	PDN services are often essential, life-sustaining care for patients that have a clear clinical diagnosis and demonstrated need;

•	Reimbursement for PDN in the aggregate represents approximately 1.6% of total Medicaid expenditures, which we believe makes it an unlikely source for savings for states facing budget pressure; and

•	The demand for PDN services in most markets exceeds the supply, placing pressure on payers to reimburse at levels that support adequate nursing wages.

We also believe that we operate in an attractive reimbursement environment for our adult home health services. Following CMS’s transition to the Patient-Driven Groupings Model at the beginning of 2020, we see the outlook for reimbursement in adult home health as stable, and believe that CMS has demonstrated strong support for home health given its ability to lower system-wide costs and improve patient care. Moreover, we see our home health platform as well-positioned to capitalize on broader shifts to value-based care within the Medicare Advantage market, which is increasingly important to home health providers and where payers have indicated strong interest in shared savings and value-based arrangements. Over the longer-term, we see Aveanna as well-suited to benefit from payers’ push towards delivering more high-acuity care in the home, outside of inpatient settings, to drive better outcomes, satisfaction and cost efficiency for both children and adults.

We believe that our financial results have validated the power of our diversified home care platform. We have delivered robust growth in revenue and Adjusted EBITDA through a combination of organic growth and acquisitions since our Formation in 2017. From fiscal year 2018 to fiscal year 2019, we grew net revenue by 10.4%, from $1,253.7 million to $1,384.1 million. From fiscal year 2018 to fiscal year 2019, our net losses

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increased by 62.3%, from $47.1 million to $76.5 million; however, we grew Adjusted EBITDA by 12.0%, from $101.1 million to $113.3 million, during that same period. For fiscal year 2020, our net revenue was $                , an increase of         % from the prior fiscal year, and our net loss was $                , a reduction of         % from the prior year. Notwithstanding the COVID-19 pandemic, we grew Adjusted EBITDA by         % in fiscal year 2020 compared to fiscal year 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information as to how we define Adjusted EBITDA and for a reconciliation from net income, the most comparable GAAP measure, to Adjusted EBITDA.

Our “Everyone Wins” Contribution to the Healthcare Ecosystem

We believe our platform helps solve several of the most pressing challenges in healthcare today. We have designed our platform to deliver lower cost, high-quality care on a national scale to a medically complex and often costly patient base in the comfort of their own homes. We believe that our platform delivers a compelling value proposition to the overall healthcare ecosystem in which all of our key stakeholders truly “win.”

Our Patients and Families Win

•	We deliver a patient-centered, personalized healthcare experience in the home where patients generally prefer to be.

•	We provide “peace of mind.” Our scale enables us to better match patients and their families with the right nurses more quickly, avoiding unnecessary discharge delays from the hospital.

•	We are the frontline caregivers allowing patients to remain in their homes, thereby reducing hospital admissions.

•	We enable families to continue working rather than foregoing employment to care for loved ones.

•	We provide a “one stop shop” range of clinical services to alleviate cost and administrative burden.

Our Nurses Win

•	We offer nurses a larger breadth of caseloads from which to choose, relative to peers, that better meet their objectives.

•	Our technology-enabled tools simplify case selection, shift management and point of care medical documentation.

•	We believe our brand recognition, training, benefits and career advancement programs are very highly regarded.

•	Our technology platform automates daily tasks, enabling nurses to focus on what they do best: care for patients.

Our Provider Partners Win

•

We help the nation’s leading hospitals and health systems quickly discharge some of their most sensitive, medically complex patients to their homes, with highly skilled, highly trained nurse caregivers.

•	We deliver higher fill rates and more adequately meet the prescribed number of hours.

•	We provide “peace of mind” with our consistently high quality of care and compliance standards, and lower readmission rates relative to our peers.

•	We build long-term, trusted relationships with our provider partners.

Our Payers Win

•	We are a trusted frontline caregiver with the ability to deliver faster discharges into the home or allow patients to remain in the home as opposed to an acute care setting.

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•	We offer efficiency as a single-source contracting solution across a wide range of services and markets.

•	We are a trustworthy partner with exceptional compliance standards delivering high-quality care and low re-hospitalization rates.

•	We are well-positioned to engage in value-based care models to align interests and save costs for payers.

We Win

•	The value we deliver to our stakeholders helps us “win” at the local level to drive referral volumes.

•	Our self-reinforcing local scale, in turn, has created a cost and profit advantage versus our competitors.

•

We can reinvest that profit in our sales, recruiting, training, clinical and technology capabilities, as well as in our most important resource, the capabilities of our nurse workforce, to drive our growth.

•	We expand our market leadership through above-market organic and acquisition growth.

Our Platform

We believe the platform we have built is truly differentiated in our ability to serve our stakeholders and grow rapidly in a range of home care end markets. Key elements of our platform include:

Our Team

Our team is the driving force that has enabled us to build an industry leading home care platform in five years. People at all levels on our team have worked together over several decades and bring a wealth of experience in home health at industry leading companies, such as Healthfield and Gentiva. The passion our team brings for delivering exceptional, patient-centered care supports our ability to attract, recruit and retain strong, operationally minded national and regional operators who are essential to executing on our local market strategy. In turn, we are better able to recruit and train passionate frontline caregivers to provide exceptional care to our patients. We believe the team we have built is the most essential element of our platform.

Our Culture

Our culture is the glue that binds our organization together. We have purposefully built a culture that attracts like-minded people who are aligned with our mission to change the way home care is delivered, one patient at a time. It is easy to overlook “culture” on paper – however, we fundamentally believe it drives our success and we take active steps to promote it. From day one at Aveanna, we welcome new hires into our culture with training centered around our Core Values to deliver care with compassion, work with team integrity, strive for inclusion, embody trust, seek innovation and have fun. Compliance is the backdrop that underscores everything we do. These principles inform our fundamental operating processes, including everything from strategic planning, budgeting, go-to-market strategy and employee compensation and promotion. We believe our culture supports our ability to recruit, motivate and empower our people at all levels to deliver better patient care and drive our operating performance.

Our Systems, Processes and Technology

We have a corporate infrastructure with robust systems and processes in place designed to drive efficiency and support our future growth. We have invested significantly in our infrastructure and technology. Our frontline caregivers leverage our proprietary technology-enabled solutions, such as our tablet-based care management tools that we deploy into every patient’s home to enhance data collection and the efficiency and quality of the caregiver experience, and our automated tools for patient scheduling which seek to ensure appropriately trained

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nurses are scheduled for our most clinically complex patients. Our technology infrastructure includes cloud-based solutions that enable essential functions of our business to run more efficiently, including, from front to back: (i) iCIMS for digital workforce management, (ii) internally developed Aveanna Hope Devices installed in every patient home to capture care reporting, (iii) Netsmart, Kinnser, and Brightree Cloud electronic medical records (“EMR”) workflows for managing our specialized PDN, adult home health, and Medical Solutions (“MS”) clinical workflows, respectively, (iv) Encore, GLS and Brightree for revenue cycle management, and (v) Workday for core enterprise resource planning (“ERP”) workflows around financial management, payroll and HR.

Our Acquisition Team and Integration Management Office

We have a proven internal team dedicated to sourcing, evaluating and executing on all aspects of our M&A strategy. Our IMO team has extensive experience, having integrated more than 50 home health acquisitions at Aveanna and in prior roles, as well as deep functional experience in operations, consulting, finance, IT and administrative roles. We complement our internal team with a core group of third-party advisors with whom we have worked for decades. The experience and discipline the collective team brings to our acquisition strategy enables us to pursue and integrate multiple acquisitions simultaneously without disruption to our business or that of a target. We believe this is a truly differentiated capability relative to our home health peers.

Part of the success of our M&A strategy is attributable to our proven playbook for bringing acquisitions and merger partners onto our platform infrastructure, identifying and quickly capturing significant synergies to the overall enterprise and minimizing the risk of disruption to our underlying business. Our IMO is a key differentiator in this respect. Our IMO team consists of functional experts exclusively dedicated to integrating acquisitions quickly and efficiently. They bring decades of deal structuring, due diligence, integration and functional experience that is essential to our success. Importantly, the IMO team begins developing a tailored integration plan for each acquisition we make early in the M&A process, in parallel with our due diligence and prior to signing. This enables the IMO to launch an integration plan expeditiously once an acquisition is signed and maintain that momentum through and after closing. The IMO team coordinates seamlessly with our executive leadership through a steering committee-led governance structure that provides strategic direction and oversight for each acquisition. Our IMO team oversees the integration of essential functional areas, including

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operations, IT, revenue cycle, human resources, compliance and finance, in partnership with our business teams. The team leverages a software platform called Midaxo to develop and measure progress against each integration plan. Significant emphasis is placed on clear, early and ongoing communication and rolling out the Aveanna culture to our newly acquired companies.

Our Broad Range of Capabilities

We provide a broad range of home care capabilities to our distinct pediatric and adult patient populations. Our pediatric home health services, included within the Private Duty Services (“PDS”) segment, include PDN (84% of fiscal 2019 PDS segment revenue), employer of record services (9% of fiscal 2019 PDS segment revenue) and pediatric physical therapy, speech therapy, and occupational therapy (7% of fiscal 2019 PDS segment revenues), which we deliver primarily in the home as well as in clinic settings. Through our MS segment, we provide integrated pediatric enteral nutrition services and related supplies both to our home health patients and more broadly, enabling strategic cross-sell opportunities in our patient base. Our Home Health & Hospice (“HHH”) segment, which focuses primarily on Medicare-eligible senior populations and also includes personal care services, enables us to prevent hospitalizations before they occur, avoid re-admissions following an acute stay and displace high cost inpatient settings for terminally ill patients who would prefer to receive care end-of-life at home.

Aveanna Employee Relief Fund

In 2016, we established a separate 501(c)(3) charitable relief fund to assist those of our employees who suffer sudden and unexpected financial hardships, such as those resulting from natural disasters. To assist their fellow employees in times of need, we provide our employees with the opportunity to voluntarily contribute to this relief fund on a one-time basis or through periodic payroll deductions, and we match a portion of those contributions dollar-for-dollar. Additionally, certain of our corporate vendors contribute to the relief fund. Since its inception, the fund has assisted hundreds of our employees in times of need and despair.

Our Diversity, Equity & Inclusion (“DEI”) Vision

We are a company composed of employees of various cultures and walks of life, all of whom we value and provide an equal opportunity for growth and success; thereby increasing organizational capacity to achieve our mission of changing the way home care is delivered, one patient at a time, while preserving and cultivating our culture of corporate and social responsibility: Compassion; Team Integrity; Inclusion; Trust; Innovation; and Fun.

Our DEI Mission

Our DEI mission is to attract and sustain a diverse and inclusive workforce by recruiting, hiring, developing, retaining and promoting high-performing individuals who work collaboratively with one another to achieve our vision as defined by our core values.

Our DEI Strategic Initiative

We understand that the most effective business strategies require vision and long-term commitment. The same is true of our long-term DEI Strategic Initiative. Our DEI Strategic Initiative recognizes and seeks to maximize the benefit of our clients, patients, employees and other stakeholders who are of diverse backgrounds, cultures, socioeconomic levels, customs and more.

Our DEI Strategic Initiative focuses on:

•	Developing sustainable diversity, equity and inclusion;

•	Developing and retaining diverse talent;

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•	Promoting the use of diverse business at the local office level;

•	Recruiting diverse talent; and

•	Enhancing and creating pipeline opportunities.

Each of these goals is supported by strategies and action steps designed to bring the goals to life. We have been working to weave DEI into our policies and practices, education and training and leadership focus, including:

DEI Leadership Team. Our DEI Leadership Team will be composed of diverse, cross-functional leaders, and members of our executive team, including our Chief DEI Officer. This team will provide strategic oversight, guidance, sponsorship and thought-leadership in developing and deploying our DEI Strategic Initiative.

Annual DEI Leadership Summit. We will convene senior department leaders annually for critical discussions about our DEI Strategic Initiative, accomplishment of goals, enterprise feedback and assessments, and go-forward efforts.

DEI Committee. Our DEI Committee is composed of diverse members from our various business units who are passionate about helping us continue to develop a more inclusive workplace. The DEI Committee has been designed as a core group that proposes ideas and develops programming to support a sense of belonging and community in collaboration with our DEI Leadership Team.

Annual Enterprise-Wide Bias/Sensitivity Training. We are expanding our programming, education and training on diversity, inclusion, belonging, bias/unconscious bias and other areas of focus to further support an inclusive, equitable workforce in which all of our employees and stakeholders are valued and supported.

Cultural Assessment/Employee Engagement Surveys. We are expanding our existing cultural assessment (employee engagement) tools to track our progress in creating a more diverse, equitable and inclusive workplace over time and identify new opportunities in this space.

Pipeline Work. Through the work of our people services team and other collaborative partners, we are optimizing engagement, professional and business development and advancement of existing diverse talent at both the corporate and provider levels, as well as focusing on creating a pipeline into the industry through targeted recruiting of diverse talent.

Supplier Diversity Program. We are working to create and share our desired goal of engaging diverse suppliers of goods and services at the local office level.

Service Offerings

We provide a broad range of home care services. We seek to meet a full range of care needs for patients while minimizing the complexity and potential disruption to patient care associated with procuring multiple types of care from a number of independent providers. We believe this positions us as the provider of choice for patients, families, referral sources and payers.

Aveanna provides its services through three segments: Private Duty Services (PDS), Medical Solutions (MS) and Home Health & Hospice (HHH). This presentation aligns our financial reporting with the manner in which we manage our business operations with a focus on the strategic allocation of resources and separate branding strategies between the business divisions.

Private Duty Services (PDS)

Private Duty Services predominantly includes private duty nursing (PDN) services, as well as pediatric therapy and Employer of Record (EOR) services.

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Private Duty Nursing (PDN)

We believe we are the largest provider of skilled PDN services in the United States. We provide a range of services for medically complex children and young adults with a wide variety of serious illnesses and conditions, including chronic respiratory failure requiring tracheostomy and/or mechanical ventilation, cerebral palsy, cystic fibrosis, congenital anomalies, failure to thrive and anoxic brain injuries. Our caregivers, a majority of whom are registered nurses and licensed practical nurses, monitor an individual’s condition, administer medications and treatment regimens, provide enteral and other forms of tube feeding, monitor and maintain ventilators, administer pain management treatments and coordinate other forms of medical care. The length of service for a patient under our care can be three or more years until they graduate from the need for a feeding tube, ventilator or tracheostomy. This affords us the distinct ability to improve outcomes and control costs. However, many of our highest acuity patients remain on our services for ten or more years. Our typical patient utilizes 40 to 120 hours of services per week based upon their underlying acuity and degree of nursing needs. Our services are provided by our nursing staff up to 24 hours a day, seven days a week, with multiple nurses dedicated to our highest need patients.

Our services typically commence upon a patient’s discharge from the newborn intensive care unit or pediatric intensive care unit. While we focus primarily on pediatric PDN services, we continue to provide PDN services to our patients as they mature into adulthood. The majority of adult PDN patients have aged out of eligibility for pediatric PDN through Medicaid and can apply via waiver programs to continue to receive PDN.

Aveanna’s private duty nursing is organized into four geographic regions, each of which is led by a regional president and staffed with its own clinical, operational, human resource, finance and sales teams. Each region includes branch locations through which our home health agencies operate. Each agency is led by a director and staffed with its own clinical and administrative support staff, as well as clinical associates who deliver direct patient care. The clinical associates are employed on either a full-time or part time basis and are paid on a per hour basis.

Therapy

We provide physical, occupational and speech therapy services to assist pediatric patients in healing and achieving their highest level of functionality. Our therapy patients include those with developmental delays resulting from neurological, orthopedic, cardiovascular and musculoskeletal conditions. These services can be delivered at home or in a clinic setting. Typical conditions treated include feeding/swallowing disorders, bone/joint disorders and eye/hand coordination impairment. Similar to our enteral services, many of our PDN patients also require in-home therapy and we are able to deliver differentiated levels of service and efficiency as a “one stop shop provider.”

Therapy operations are organized into four geographic areas, each of which is led by an area vice president and staffed with a clinical counterpart. The management team at the division level consists of operations, human resources, finance, clinical, recruiting, de novo and sales teams. Each area includes branch locations through which our therapy agencies operate. Each agency is led by a director and is staffed with clinical and administrative support staff as well as clinical associates who deliver direct patient care. The direct care associates are employed on either a full-time or part-time basis and are either salaried or paid on a per hour or per visit basis.

Employer of Record (EOR)

In the state of California, we administer payer authorized EOR respite care (a form of non-medical personal care) and related services primarily to pediatric patients with intellectual and developmental disabilities (“IDD”) or special needs. In the EOR business, the family recruits and supervises the care provider. We oversee the administration of payroll taxes, provide cardiopulmonary resuscitation (“CPR”) training and/or first aid

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certification and U.S. Department of Justice clearance for the care provider. The program is funded by the California Department of Developmental Services and is administered through 21 regional centers across California. Our EOR business has had highly stable reimbursement historically allowing for durable, profitable growth. While our EOR caregivers generally make wages at or slightly above the minimum wage, this has not historically been a source of risk to our margins, as our EOR reimbursement rates generally have mechanisms to adjust step-wise with local changes in minimum wage.

Medical Solutions (MS)

We provide enteral nutrition services, respiratory care and related services and supplies. Enteral nutrition, also known as tube or intravenous (“IV”) feeding, is a way of delivering nutrition directly to the stomach or small intestine on an as-needed basis. Many of our PDN patients also require enteral nutrition. Our ability to serve as a single source provider to our patients, families and referral sources provides added cost savings and convenience relative to sourcing from multiple providers.

The MS business serves patients who have short or long-term disabilities and require a supply of infant, pediatric and adult formulas. We provide a wide selection of supplies, such as feeding pumps, g-tubes, feeding bags, syringes, IV poles, ventilators, oxygen and pulse oximeters. Our distribution model provides a streamlined, single-provider experience, enabling patients to seamlessly access one of the largest selections of enteral formulas, supplies and pumps in the industry. In addition to providing the required supplies for enteral therapy, Aveanna offers same day (24 hours a day, seven days a week and 365 days a year) patient and caregiver education both in-hospital and at-home, by an RN, registered dietitian or customer service technician. Aveanna also provides tailored, at-home pulmonary rehabilitation programs delivered by an RN for respiratory conditions and patient follow-up within 24 hours of discharge from a medical facility, which we have designed to help ensure patient well-being.

Home Health & Hospice (HHH)

We provide home health, hospice and personal care services to predominately elderly populations seeking compassionate care and assistance with activities of daily living in the home.

Our home health services help our patients recover from surgery or illness, live with chronic diseases and prevent avoidable hospital readmissions. We assist patients and their families in understanding their medical conditions, how to manage these conditions and how to maximize the quality of their lives while living with a chronic disease or other health condition. We believe our adult home health services improve the quality of life of our patients, save costs for the healthcare system and result in better clinical outcomes, including low re-hospitalization rates, when compared to institutional settings of care.

Our Medicare-certified hospice services are designed to provide comfort and support for those who are dealing with a terminal illness. We provide a full range of hospice services designed to meet the individual physical, spiritual, and psychosocial needs of terminally ill patients and their families. Individuals with a terminal illness such as heart disease, pulmonary disease, Alzheimer’s or cancer may be eligible for hospice care if they have a life expectancy of six months or less. Our hospice services are primarily provided in the patient’s home, and are also provided in skilled nursing facilities (“SNFs”) and inpatient hospice units (“IPUs”) where clinically appropriate. The key services provided through our hospice agencies include pain and symptom management accompanied by palliative medication, emotional and spiritual support, inpatient and respite care, homemaker services and dietary counseling.

We also provide personal care services which include non-medical assistance with activities of daily living and can help seniors avoid costlier downstream medical costs and hospitalizations.

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Our Large and Growing End Markets

The healthcare sector is one of the largest and fastest-growing sectors of the U.S. economy. According to CMS, national healthcare spending increased from 8.9% of U.S. gross domestic product (“GDP”), or $255 billion, in 1980 to 17.8% of GDP, or $3.8 trillion, in 2019. CMS projects national healthcare spending to grow by a CAGR of 5.5% from 2019 through 2028, accounting for approximately 19.7% of U.S. GDP in 2028.

Our markets include a range of home care services focused on some of the highest-cost patient populations. Home health is increasingly recognized by industry stakeholders as part of the solution to unsustainably high national healthcare spending growth, particularly in a post-COVID-19 world. Home health is one of the fastest growing sectors within healthcare with spending projected to grow at a CAGR of 7.1% from 2019 through 2028 as it displaces higher cost, facility-based care settings. Growth in home health is being driven by:

(i)	the rising number of individuals with chronic, often lifelong medical conditions;

(ii)	the continued aging of the U.S. population;

(iii)	patients and families increasingly opting for home health as an alternative to facility-based care settings;

(iv)	payers increasingly diverting care from higher cost facility settings to the home; and

(v)	advancements in medical technology that allow providers to expand the breadth of services available for delivery in the home.

We believe these trends will continue to drive sustainable growth in our markets and create opportunities for scaled providers to continue to gain share in what are highly fragmented markets.

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The markets we currently serve, their estimated sizes and growth outlooks based on third-party research are outlined below.

Home Care Market	Overview	Growth Drivers	Market Size (2020E)	Market Growth (1)
Private Duty Nursing	• Care for medically complex children and adults in the home	• Untapped demand: ~300K+ children with medical complexity, of which ~75-100K would benefit but only ~50-70K receive care • Additional upside in adults with unmet PDN need	$9.5bn	3%—4%

Therapy	• Pediatric patients receiving physical, occupational, speech therapy and ABA • High degree of overlap with PDN patients, typically multiple therapies prescribed	• Increasing cases of children with developmental issues • Early intervention services and government initiatives to add to funding	$6.0bn	2%—4%

Enteral Nutrition	• Nutrition delivery for patients who are unable to consume or digest food normally • Mix of pediatric and adult populations	• Lower infant mortality rates and aging population increase size of two target segments for enteral therapy • Expanding insurance coverage	$2.5bn	4%—6%

Home Health	• Home skilled nursing care for elderly recovering from injury or illness, or with chronic condition	• Elderly population growth • Incidence rate of chronic disease	$55.0bn	4%—7%

Hospice	• Compassionate care and support for elders with terminal illness	• Elderly population growth • Increasing desire to receive end-of-life care at home	$19.0bn	5%—8%

Personal Care	• Non-medical assistance with activities of daily living, primarily for elders

•  Elderly population growth

•  Strong preference to remain independent and receive care in the home

•  Dual eligible beneficiaries represent just ~20% of Medicare and ~15% of Medicaid enrollment, but account for one-third of spending and are a major focus for Federal integration initiatives

			$15.0bn	7%—9%
		Total / Weighted Average Growth:	$107.0bn	~4%—5%

Source:	Third party market research.
1.	2020E-2025E CAGR.

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PDN, which is our largest business today, is a stable and steadily growing industry with growth tailwinds from rising adoption of home care in lieu of family and institution-based care, and inflationary reimbursement trends that track general inflation in nurse labor. PDN addresses the needs of children with medical complexity (“CMC”), many of whom age into adulthood and continue to require intensive care in the home. This population is characterized as having chronic, functionally limiting conditions that require specialized care, such as spina bifida, cerebral palsy, ventilator dependency or severe developmental delay. In many instances, these children have multiple disorders or medical complexities that require an acute level of care for an extended period of time, often years rather than weeks or months. The cost to care for children in their homes with PDN services is approximately $250 per day compared to potentially more than $4,000 per day in a pediatric intensive care unit, according to third-party estimates.

The total CMC population consists of an estimated 300,000 children, according to third-party market research. An estimated 75,000 to 100,000 children with medical complexity have conditions that are clinically addressable by PDN yet only 50,000 to 70,000 (~70%) receive services. The remaining addressable children who do not utilize PDN are either on state waiting lists, in institutional care settings or are taken care of by family members due to access gaps. The patients who qualify for PDN are amongst the most acute populations in the country being cared for in the home and are often dependent on ventilators or other life-supporting technologies such as gastric- tubes for enteral feeding. There is a significant unmet need among CMC patients who would benefit from PDN services but who do not receive the care because of insufficient supply from qualified caregivers. This represents a substantial market opportunity to grow organically and through acquisitions for a large, comprehensive provider like Aveanna.

The PDN market is expected to grow at a CAGR of 3% to 4% between 2020 and 2025, according to third-party market research. Growth is expected to be driven by factors that include the following:

(v)	a rising number of PDN eligible patients with low birthweights, underlying CMC conditions and technology-dependence;

(vi)	increasing utilization of PDN services among non-users as states expand waiver programs and advocacy efforts to increase awareness among families as to the benefits of PDN;

(vii)	increasing expansion of PDN nursing supply and prescribed hour fill rate growth as states increase reimbursement rates to expand the supply of caregivers available; and

(viii)	increasing PDN reimbursement rates set by states to track underlying nursing wage inflation trends

The PDN market is highly fragmented and is primarily comprised of local and regional providers which make up approximately 75% of the market, according to third-party market research estimates. We believe we are the largest provider and one of just three national providers.

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Our Competitive Strengths

Public Company Management Team with a Successful Track Record of Building Home Health Platforms

Our senior management team has over 100 collective years of home health industry experience and a track record of building home health platforms, integrating acquisitions and generating profitable growth, strong cash flows and shareholder returns in public and private markets. Beginning with the founding of Healthfield in 1986 and following its merger with Gentiva in 2006, members of our senior management team oversaw the creation of the largest home care company in the United States. Under their leadership, Gentiva became a large, diversified public home health provider, growing revenue from $869 million in 2005 to approximately $2 billion annually at the time of its sale to Kindred in 2015. Additionally, members of our senior management team, including Mr. Windley and Mr. Strange, held senior leadership roles at PSA prior to its merger with Epic and eventual Formation of Aveanna.

Technology-Enabled Operating Platform and Corporate Infrastructure

The Aveanna platform was purpose-built to deliver high-quality clinical care efficiently. We have made significant investments in our technology and corporate infrastructure to build a scalable care delivery platform. Our technology platform includes multiple cloud applications for managing our business which enable and automate all of our mission critical business functions including caregiver recruiting, staffing, electronic health data capture, financial management, payroll, human resources management and billing and logistics. Our proprietary Aveanna Hope Devices and point-of-care technology that we have deployed to our frontline caregivers on tablets and mobile devices significantly improves caregiver efficiency and data collection. Our proprietary nurse case matching “marketplace” app called Aveanna Connect is also a significant asset that will allow us to more efficiently match nurses seeking hours to patients in real time, accelerating our market share gain and automating the scheduling process for both Aveanna and our caregivers. We believe our platform is a significant competitive advantage in the marketplace, driving superior operating performance and margins that enable us to reinvest in growth. We have made these investments in anticipation of the eventual move to value-based care and are well-positioned to take advantage of this opportunity.

Built to Scale Nationally across Pediatric, Adult Home Health and Hospice

Over the past four years, we have built the leading pediatric home health business via acquisitions and organic growth, growing our predecessor company, PSA, from 17 states generating $324.6 million of revenue in 2016 to the market leader across 23 states with $1.4 billion of revenue in fiscal year 2019. Currently, we operate in 25 states. Over this period of time, we also built the corporate infrastructure and processes to expand seamlessly into adult home health and hospice. We have proven our ability to execute our model in multiple geographies with various payers across all three verticals. We have created a repeatable, data-driven playbook to expand our presence across the United States and made substantial investments to support each key component of our approach.

Acquirer of Choice with Proven Ability to Integrate Acquisitions and Realize Synergies

Our scaled, national platform in otherwise highly fragmented markets positions us as a clear acquirer of choice for smaller providers seeking to partner with a leading platform. Our management team has a deep track record of successfully acquiring, integrating and realizing synergies from over 50 acquisitions through their long careers in home care. Aveanna was formed through the transformative merger of Epic and PSA in March 2017. Since our Formation, we have successfully completed and integrated seven acquisitions. Our IMO team has developed a proven playbook over long M&A careers to lead the quick and synergistic integration of our acquisitions. We derive synergies from a host of areas including staffing optimization, technology integration, cross-selling, reduction of overhead, rationalizing overlapping markets and other operational efficiencies that are supported by the differentiated investments we have made in our platform.

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Scale Advantages Result in a Network Effect, Accelerating Growth

Our scale enables a virtuous cycle of network effects and competitive advantages to our business. First, our local market density creates a network effect where more nurses and higher quality of care translate into the ability to staff cases quickly and find the right match, which in turn, drives more referrals and higher branch profit. This creates a virtuous cycle of scale advantage where higher volumes for Aveanna enable more platform reinvestment, more capital for acquisitions and de novo expansions, and greater payer and referral preference, further driving volumes.

These platform investments in turn allow us to develop and maintain advantaged capabilities, technology and infrastructure that create more value for our customers and reinforce our advantages vs. competitors. In particular, we believe that (1) our larger nursing panel and one stop shop service offering translate into higher referent satisfaction levels, higher win rates and more case volumes, (2) our advantaged nurse recruiting, training and staffing capability translate into higher case fill rates and a higher quality of care, (3) our large and sophisticated sales team translates into higher rates of referent penetration in local hospitals, (4) our stronger set of regional management leaders translates into better execution, and (5) our investments in technology drive efficiency and quality. These scale advantages reinforce our local market share and competitive advantage at every step.

Our Growth Strategy

Increase Volumes within Our Existing Footprint

We expect to continue to gain share in our existing local markets through our “virtuous cycle” strategy, leveraging our highly regarded brand, service breadth, nurse recruiting and go-to-market capabilities to win a higher share of cases each year, expand our number of referral sources and grow our payer relationships. A core component of this growth strategy is educating referral sources about the differentiated benefits and high-quality outcomes of our services, which result in a higher fill rate and lower rate of readmissions versus competitors. We believe we can further accelerate our growth through new workforce recruiting and training initiatives that will expand our capacity to grow and through de novo branch growth initiatives to grow our geographic coverage within existing markets. In addition, we intend to gain market share through investments in strong local branch leaders and technology infrastructure to enable digital and remote workforce training and onboarding amidst the COVID-19 pandemic.

Further Expand Into Adult Home Health and Hospice Care

We intend to further enhance our position as an end-to-end platform for pediatric and adult home health and hospice services through continued organic and inorganic expansion into the adult home health market. The adult home health and hospice markets represent a $74 billion market opportunity, according to estimates from third-party research, that remains highly fragmented, with the top players only generating low single digit market shares. Against this industry backdrop, we intend to grow in two ways. First, we aim to acquire regional leadership positions through a mix of scale and tuck-in acquisitions, leveraging an attractive and in-place pipeline. Second, we expect to launch a number of de novo adult home health and hospice branches around newly acquired branches as well as our existing home care footprint, leveraging our platform across 25 states and the 77 Medicare licenses we already have in existing PDN locations. We can utilize each of these licenses to open up a new Medicare home health branch or stand up Medicare home health services out of an existing PDN branch, with the ability to generate millions of dollars in annual revenues per branch license.

Expand Pediatric Home Health Presence Through Acquisitions and De Novo Expansions

We are the logical consolidator in a highly fragmented pediatric home health industry given our strong market position, leading brand, capitalization and integration capabilities. We maintain discipline in our approach to valuation and have consistently realized our deal-related growth and operational objectives. We believe there

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is a robust target landscape and currently have an attractive acquisition pipeline with a number of near-term targets identified. We target two types of acquisitions: tuck-in and expansion. Our tuck-in acquisitions are smaller in scale, highly synergistic and are meant to drive further density in existing markets, with integration time generally measured in weeks. Our expansion targets are larger in scale and are meant to diversify our geographic footprint while gaining immediate scale and density in new markets, with integration time of one to two months. In our existing and new markets, we will augment our growth by opening up new agencies to further drive local market density and relevance to all constituents.

Cross-Sell Enteral Services to Our PDN and Home Care Patient Base

We believe that Aveanna’s unique ability to bundle PDN and enteral feeding services to our patients is both a significant differentiator for our customers as well as a future growth opportunity. In particular, we believe that the bundling of these services provides families with not only a more convenient “one stop shop” but also a more responsive, tailored service experience due to the ability of Aveanna nurses to manage patients’ enteral shipments from the home. Today, we believe the majority of our PDN patients also receive enteral therapy, but the vast majority of these patients are served by other third-party enteral services providers, creating significant future cross-selling upside for our enteral business to continue to penetrate our PDN patient base. Over the past several years, our MS business has achieved considerable success driving cross-sell penetration in select states such as Texas, Colorado and Pennsylvania, where MS has successfully launched, driving revenue growth of 14% from fiscal year 2018 to fiscal year 2019, ahead of overall enteral market growth estimates of 4-6% based on third party estimates. However, MS still only serves 12 out of the 22 states in which we have PDN presence, representing substantial whitespace to drive penetration. Over the last 18 months, we have launched MS operations in Georgia, North Carolina and Indiana. We believe there is substantial additional upside to drive further MS penetration and replicate the success the business has achieved in its more mature regions.

Reinvest in Our Platform to Optimize Performance

We believe ongoing investment in our platform drives greater efficiency across our business, generating a virtuous cycle that allows us to continue growing. We plan to continually invest in improving our people, technology and processes to further drive volumes, leverage our corporate infrastructure and drive higher margins over time.

Leverage Our Scale and Capabilities to Drive Value-Based Care Arrangements in Partnership with our MCO Payer Partners

We believe that value-based care is the future of home health and have worked to equip ourselves to lead the transition. We believe that Aveanna is uniquely well-positioned to benefit from a shift towards value-based care by virtue of our scale, which allows us to care for a meaningful share of our payer partners’ eligible population, and the substantial investments we’ve made in our clinical training program, compliance protocols and technology infrastructure, which allow us to provide consistently high-quality care along with patient data and reporting directly from the home. We therefore see Aveanna as a natural “partner of choice” for payers as the industry moves towards value-based arrangements. We see this transition as a way to improve our future revenue and profitability as we share in savings we can generate for the healthcare system long term.

Our Reimbursement Sources

We have a highly diverse range of payers that reimburse us. Our payer diversity is due to both our geographic diversity as well as the variety of pediatric and adult services we provide, many of which are reimbursed by different payers and have different payment models. Our reimbursement sources are comprised of hundreds of distinct payers that include Medicaid MCOs, state-based Medicaid programs, Medicare, Medicare Advantage plans, commercial insurance plans and other governmental payers across 25 states. No single payer source accounted for more than 6% of our revenue for the year ended December 28, 2019. Each contract we have with our payers is unique and specific to that payer, creating additional diversification benefits.

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Changes to our reimbursement tend to mirror wage inflation, supporting historically stable gross margin. The vast majority of our employees are skilled clinical workers that earn well above minimum wage and are not impacted by minimum wage increases. In our EOR business in California, which represents approximately 8% of our 2019 revenue, a significant percentage of our employees earn at or near minimum wage. However, this has not historically been a source of risk to our margins, as our EOR reimbursement rates generally have mechanisms to adjust step-wise with local changes in minimum wage

Our payer mix for fiscal year 2019 is set forth in the following table:

Pediatric Home Health Reimbursement

The primary payers for the pediatric home health services we deliver are state-based Medicaid programs and MCOs. Although traditional Medicaid eligibility is often determined by income or assets, pediatric home health patients typically qualify for Medicaid regardless of their family’s income. A federal law established in 1967, a component of which covers Early Periodic Screening, Diagnostic, and Treatment (“EPSDT”), requires that state Medicaid programs and Medicaid MCOs cover medically necessary services for children under 21. Many of the services we provide, including PDN, personal care services and physical, occupational and speech therapy, are all explicitly included under the EPSDT benefit. In addition to the federal mandate for coverage of our services, we believe our reimbursement is significantly more stable than other government reimbursed services because pediatric home health patients represent a medically fragile population supported by strong, vocal advocacy groups, and therefore funding for our services typically receives broad bi-partisan support in state legislatures. Moreover, state spending on pediatric home health is a small portion of total state Medicaid expenditures, and the home is widely recognized by payers as the lower cost alternative to inpatient care settings. As a result, funding for our services is unlikely to be targeted as a source of savings for states seeking to alleviate budget pressure.

Medicaid policy is determined at a state level across each of our 25 states, providing stability as compared to Medicare reimbursement, which is determined unilaterally at the federal level. Each state also has the ability to determine whether to administer benefits through a statewide fee-for-service program or through managed care organizations, in which states pay private insurers a flat rate per capita and have the private insurers contract with providers. MCOs provide additional payer diversity. The trend across many states has been to slowly transition children with complex medical conditions into managed care. Today, the majority of states in which we provide PDS have already transitioned to MCOs. In our PDS business, approximately 66% of our PDS Medicaid revenue was derived from MCOs and 34% from state Medicaid programs for fiscal year 2019. Changes in utilization and reimbursement from the shift to managed care have historically been minimal, with reimbursement for MCO and state Medicaid programs largely at parity. Furthermore, we believe that there is an opportunity for us to capture additional volume from the shift to managed care as MCOs prefer to partner with scale providers like Aveanna who deliver a broad range of services with consistently high quality care.

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Commercial insurance payers also comprise a small portion of our reimbursement for pediatric home health services. However, commercial coverage is typically limited by monetary or visit caps, and when services are no longer covered (or are minimally covered), patients typically access services through Medicaid.

According to Marwood, the outlook for the Company’s services is likely positive over the next three to five years. A report from Marwood noted that the Company’s services are one of the last service areas to be considered as a source of program savings in the face of budget pressure, and are often exempt from other Medicaid program cuts. Specifically, it noted that during the Great Recession, the Company’s services were not targeted for and often were exempted from Medicaid reductions. Marwood acknowledged that while the COVID-19 crisis has created budget pressure in many states, the federal government has provided relief, including a 6.2% increase in federal Medicaid matching funds through the CARES Act, and could provide further relief to help insulate Medicaid programs from pressures related to state budgets. During the COVID-19 crisis, rate and reimbursement have been a tailwind for our business. In particular, we have received positive permanent rate increases in multiple states since the start of the pandemic, translating to a weighted average run-rate reimbursement increase of 1.4%, excluding temporary rate increases. Additionally, only one state has had a rate decrease of greater than 1% in the last three years. This was due to an across the board decrease in the state, which we expect to be a temporary measure and that may be reversed as the state’s budget deficit improves post COVID-19.

In our EOR business, funding is provided by the California Department of Developmental Services and is administered through 21 regional centers across California. A significant percentage of our EOR caregivers earn at or near minimum wage. However, this has not historically been a source of risk to our margins, as our EOR reimbursement rates generally have mechanisms to adjust step-wise with local changes in minimum wage. Regional EOR centers have also received increased funding in California’s fiscal year 2020 to 2021 budget despite budget pressure in the state.

Adult Home Health & Hospice Reimbursement

Our adult home health and hospice services are primarily reimbursed by Medicare and Medicare Advantage plans.

The Medicare home nursing benefit is available to patients who need care following discharge from a hospital, as well as patients who suffer from chronic conditions that require intermittent skilled care. While the services received need not be rehabilitative or of a finite duration, patients who require full-time skilled nursing for an extended period of time generally do not qualify for Medicare home nursing benefits. As a condition of coverage under Medicare, beneficiaries must: (1) be homebound, meaning they are unable to leave their home without a considerable and taxing effort; (2) require intermittent skilled nursing, physical therapy or speech therapy services that are covered by Medicare; and (3) receive treatment under a plan of care that is established and periodically reviewed by a physician. Qualifying patients also may receive reimbursement for occupational therapy, medical social services, and home health aide services if these additional services are part of a plan of care prescribed by a physician.

We submit all home health Medicare claims through Medicare Administrative Contractors for the federal government. Medicare Administrative Contractors are private health care insurers that have been awarded a geographic jurisdiction to process Medicare Part A and Part B (A/B) medical claims or durable medical equipment claims for Medicare fee-for-service beneficiaries. In 2020, for home health agencies certified before January 1, 2019, Medicare reimbursed a Request for Anticipated Payment (“RAP”) for amounts billed for a given period on a 20% basis and then reimbursed the remaining 80% upon final payment. For home health agencies certified on or after January 1, 2019, RAP submissions are still required but not reimbursable, effectively deferring 100% of claim payment until final payment is received. In 2021, all home health agencies will be required to submit a RAP before filing each claim and Medicare will pay the RAP at 0%. After the final claim is submitted, 100% will be paid.

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Final payments may reflect base payment adjustments for case-mix and geographic wage differences and 2% sequestration reduction for episodes that began after March 31, 2013. In addition, final adjustments may reflect one of four retroactive adjustments to ensure the adequacy and effectiveness of the total reimbursement: (a) an outlier payment if the patient’s care was unusually costly; (b) a low utilization adjustment if the number of visits was fewer than five; (c) a partial payment if the patient transferred to another provider or transferred from another provider before completing the episode; (d) a payment adjustment based upon the level of therapy services required. Because such adjustments are determined upon the completion date of the episode, retroactive adjustments could impact our financial results. The base payment rate for Medicare home nursing is $3,220.79 per 60-day episode for the year ended December 31, 2020. The base payment rate does not take into consideration the 2% sequestration payment reduction mandated by the Budget Control Act of 2011.

Home health payment rates are updated annually by the home health market basket percentage as adjusted by Congress. CMS establishes the home health market basket index, which measures inflation in the prices of an appropriate mix of goods and services included in home health services.

The Medicare hospice benefit covers a broad set of palliative services for beneficiaries who have a life expectancy of six months or less, as determined by their physicians. Medicare pays hospices a daily rate for each day a beneficiary is enrolled in the hospice benefit. Each day of hospice benefit, a level of care is assigned based on one of four case types: routine home care, continuous home care, inpatient respite care and general inpatient care. For Medicare’s 2020 fiscal year, the base per diem hospice payment rate for each service are: $194.50 for the first 60 days of routine home care and $153.72 for every day thereafter; $1,395.63 for continuous home care; $450.10 for inpatient respite care; and $1,021.25 for general inpatient care. These payments are reduced by 2% for hospices that do not report specified quality data to CMS.

According to Marwood, the Medicare regulatory and reimbursement outlook is likely stable to positive for home health and hospice services over the next three to five years. Marwood expects that both home health and hospice services will receive positive inflationary rate increases over the next three years. Importantly, Marwood does not expect the outcome of either the 2020 election or a Supreme Court decision on the ACA will have a material impact on Medicare home health or hospice reimbursement.

Competition

Competitive Position

Private Duty Services (PDS)

The PDS services industry in which Aveanna operates is highly competitive and fragmented. PDS providers range from facility-based agencies, such as day health centers, live in facilities and government agencies, to independent homecare companies. Our PDS competitors may be not-for-profit organizations or for-profit organizations. There are relatively few barriers to entry in some of the home health services markets in which Aveanna operates. In addition to several multistate privately-held companies, Aveanna’s primary competitors for its home health business are hospital-based home health agencies and local home health agencies, both for profit and not-for-profit. Aveanna competes with other home health providers on the basis of availability of caregivers, quality and expertise of services and the value of services. Aveanna believes that it has a favorable competitive position, attributable mainly to the consistently high quality and targeted services it has historically provided to its patients, as well as to its screening and evaluation procedures and training programs for clinical associates who provide direct care to patients.

Additionally, Aveanna’s competitors will likely strive to improve their service offerings and drive growth in non-government reimbursed programs. Aveanna also expects its competitors to develop new strategic relationships with providers, referral sources and payers, which could result in increased competition.

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Medical Solutions (MS)

The medical solutions industry in which Aveanna operates is highly competitive, fragmented and market specific. Each local market has its own competitive blue print, and there are few competitors with significant market share in all of the markets in which Aveanna operates. Aveanna competes with providers, privately and publicly held organizations, and not-for-profit organizations. There is continual competition from new entrants into Aveanna’s markets.

Aveanna’s Medicare MS business line could be impacted by the future Durable Medical Equipment, Prosthetics, Orthotics and Supplies (“DMEPOS”) competitive bid award. The DMEPOS program provides Medicare reimbursement to suppliers of medical items, including, among such other things, enteral nutrition products and oxygen, for Medicare beneficiaries. The DMEPOS Competitive Bidding Program was mandated by Congress through the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. The statute requires that Medicare replace the current fee schedule payment methodology for selected DMEPOS items with a competitive bid process. Under the program, a competition among suppliers who operate in a particular competitive bidding area (“CBA”) is conducted. Suppliers are required to submit a bid for selected products. On March 7, 2019, CMS announced plans to consolidate the CBAs included in the Round 2 Recompete and Round 1 2017 DMEPOS Competitive Bidding Program into a single round of competition named Round 2021. Round 2021 will include 130 CBAs. Round 2021 contracts are scheduled to become effective on January 1, 2021, and extend through December 31, 2023. The list of supplies included in Round 2021 includes, among other items, MS products such as enteral nutrition products and oxygen. Bids are submitted electronically through a web-based application process. Bids are evaluated based on the supplier’s eligibility, its financial stability and the bid price. Contracts are awarded to the Medicare suppliers who offer the best price and meet applicable quality and financial standards. Contract suppliers must agree to accept assignment on all claims for bid items and will be paid the single payment amount. All Medicare DMEPOS Competitive Bidding Program contracts expired on December 31, 2018. As of January 1, 2019, there is a temporary gap in the entire DMEPOS Competitive Bidding Program that CMS expects will last until December 31, 2020. During the temporary gap, any Medicare enrolled DMEPOS supplier may furnish DMEPOS items and services to people with Medicare.

Home Health and Hospice Services (HHH)

The home health market is highly competitive and fragmented. According to the Medicare Payment Advisory Commission (“MedPac”), an independent agency that advises Congress on various Medicare issues, there were approximately 11,356 Medicare-certified home health agencies in the United States in 2019. MedPac estimated that in 2018, approximately 16% of Medicare-certified home health agencies provided a majority of their services in rural areas, and 85% of home health agencies were freestanding. MedPac also disclosed that 4,639 hospices were participating in the Medicare Program in 2018, of which 3,674 were freestanding and 466 home health based.

Generally, competition in home health service and hospice markets comes from local and regional providers. These providers include facility- and hospital-based providers, visiting nurse associations and nurse registries. Aveanna competes based on the availability of personnel, the quality of services, expertise of visiting staff, and, in certain instances, the price of our services.

Source and Availability of Personnel

To maximize the cost effectiveness and productivity of clinical associates, Aveanna utilizes customized processes and procedures that have been developed and refined over the years. We use personalized matching techniques to recruit and select applicants who fit individual patients’ needs through initial applicant profiles, personal interviews, skill evaluations and background and reference checks. Aveanna utilizes its iCIMS software which assists on the hiring and onboarding of personnel.

We recruit our clinical associates through a variety of sources, such as advertising in local and national media, job fairs, solicitations on websites, direct mail and telephone solicitations and referrals obtained directly

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from clients and other caregivers. Clinical associates are either paid on a per visit, per hour, and per diem basis or are employed on a full-time salaried basis. Currently, we are experiencing a shortage of licensed professionals, which has been impacting our industry generally. See “Risk Factors—Risks Related to our Business and Industry—The home health and hospice industries have historically experienced shortages in qualified employees and management, and competition for qualified personnel may increase our labor costs and reduce profitability.”

Human Capital Resources

As of December 28, 2019, we had approximately 32,000 employees. All of our employees work with us on an at-will basis and none are union members or subject to any collective bargaining agreements. Our employee engagement survey data, together with other key indicators that we review, demonstrate that we enjoy good relationships with our employees. Our human capital resources objectives center around employee engagement, fostering our culture, and leadership development. We maintain and grow our team utilizing historically proven practices and technologies that help us identify, hire, incentivize and retain our existing employees and integrate new employees into our culture. The principal purpose of our equity incentive plan is to attract, retain, motivate and reward certain employees and directors through the issuance of equity-based incentive compensation awards and cash-based performance bonuses.

Government Regulation

General

Aveanna’s business is subject to extensive federal, state and, in some instances, local regulations and standards which govern, among other things: Medicare, Medicaid, TRICARE (the Department of Defense’s managed healthcare program for military personnel and their families) and other government-funded reimbursement programs; reporting requirements, certification and licensing standards and in some cases, CON requirements for certain home health agencies and hospices.

Aveanna’s compliance with these regulations and standards may affect its participation in Medicare, Medicaid, TRICARE and other federal and state healthcare programs, as well as its ability to be reimbursed by private payers. Aveanna is also subject to a variety of federal and state regulations which prohibit fraud and abuse in the delivery of healthcare services. These regulations include, among other things: prohibitions against the offering or making of direct or indirect payments to actual or potential referral sources for obtaining or influencing patient referrals; rules generally prohibiting physicians from making referrals under Medicare and Medicaid for clinical services to a home health agency with which the physician or his or her immediate family member has certain types of financial relationships; laws against the filing of false claims; and laws against making payment or offering items of value to patients to induce their self-referral to the provider. These regulations also include licensure, certification or other qualifications for various Aveanna personnel who provide our services.

We believe that healthcare services will continue to be subject to intense regulation at the federal and state levels. We are unable to predict what additional government regulations, if any, affecting our business may be enacted in the future or how existing or future laws and regulations might be interpreted. If we, or any of our locations, fail to comply with applicable laws, it might have a material adverse effect on our business.

Licensure, Certificates of Need and Permits of Approval

Home health and hospice agency providers operate under licenses granted by the health authorities of their respective states. Some states require healthcare providers (including home health and hospice agencies) to obtain prior state approval for the purchase, construction or expansion of healthcare locations, capital expenditures exceeding a prescribed amount, or changes in services. For those states that require a CON or POA, the provider must also complete a separate application process establishing a location and must receive required approvals.

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Certain states, including a number in which we operate, carefully restrict new entrants into the market based on demographic and/or demonstrative usage of additional providers. These states limit the entry of new providers or services and the expansion of existing providers or services in their markets through a CON process, which is periodically evaluated and updated as required by applicable state law.

To the extent that we would need a CON or other similar approvals to expand our operations, our expansion could be adversely affected by the inability to obtain the necessary approvals, changes in the standards applicable to those approvals and possible delays and expenses associated with obtaining those approvals.

In every state where required, our home health and hospice agencies possess a license and/or CON or POA issued by the state health authority that determines the local service area for the home health and hospice agencies. State health authorities in certain states and the District of Columbia require a CON or its equivalent in order to establish and operate a home health agency or hospice care center. We operate home health agencies and/or provide hospice services in the following CON states: Alabama, Georgia, North Carolina, Tennessee and Washington.

Medicare and Medicaid Participation: Licensing, Certification and Accreditation

All healthcare providers are subject to compliance with various federal, state and local statues and regulations in the U.S. and receive periodic inspection by state licensing agencies to review compliance with standards of administration, medical care, equipment and safety. We have dedicated internal resources and utilize external parties when necessary to monitor and ensure compliance with the various applicable federal, state and local laws, rules and regulations.

Our home health and hospice agencies and caregivers must comply with regulations promulgated by the HHS and CMS in order to participate in the Medicare program and receive Medicare payments. Sections 1861(o) and 1891 of the Social Security Act (“SSA”) and 42 CFR §§ 484.1 et seq. establish the conditions that a home health agency must meet in order to participate in the Medicare program. Among other things, these regulations, applicable to home health agencies, known as “Conditions of Participation” (“COPs”), relate to the type of facility, its personnel and its standards of medical care, as well as its compliance with federal and state laws and regulations. Recent COPs applicable to home health agencies, which went into effect on January 13, 2018, focus on the safe delivery of quality care provided to patients and the impact of that care on patient outcomes through the protection and promotion of patients’ rights, care planning, delivery and coordination of services and streamlining of regulatory requirements.

Section 1861(dd) of the SSA and 42 CFR §§ 418.52 et seq. establish the conditions that a hospice must meet in order to participate in the Medicare program. These COPs are the health and safety requirements that a hospice must meet. They provide a framework for patient care, administrative and organizational processes, and quality improvement, as well as compliance with federal and state laws and regulations.

CMS has adopted alternative sanction enforcement options which allow CMS to (i) impose temporary management, direct plans of correction or direct training and (ii) impose payment suspensions and civil monetary penalties in each case on providers out of compliance with the COPs. In addition, CMS engages or has engaged a number of third-party audit contractors to conduct Additional Documentation Requests and other third-party firms, including Recovery Audit Contractors, Program Safeguard Contractors, Zone Program Integrity Contractors, Uniform Program Integrity Contractors, Targeted Probe and Educate, and Medicaid Integrity Contractors, to conduct extensive reviews of claims data and state and federal government healthcare program laws and regulations applicable to healthcare providers. These audits evaluate the appropriateness of billings submitted for payment. In addition to identifying overpayments, audit contractors can refer suspected violations of law to government enforcement authorities.

If we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more of our businesses) and

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exclusion of a service or facility, or Aveanna as a whole, from participation in the Medicare, Medicaid and other federal and state healthcare programs. If any of our services or facilities were to lose its accreditation or otherwise lose its certification under the Medicare and Medicaid programs, the service or facility, or Aveanna as a whole, may be unable to receive reimbursement from the Medicare and Medicaid programs and other payers. We believe our facilities and services are in substantial compliance with current applicable federal, state, local and independent review body regulations and standards. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, it may become necessary for us to make changes in our services, facilities, equipment, personnel and services in the future, which could have a material adverse impact on operations.

Accreditations

The Community Health Accreditation Program (the “CHAP”) and Accreditation Commission for Health Care (the “ACHC”) are nationwide commissions that establish standards relating to the physical plant, administration, quality of patient care and operation of medical staffs of healthcare organizations. Currently, CHAP and ACHC accreditation of home health and hospice agencies is voluntary. However, some managed care organizations use CHAP and ACHC accreditation as a credentialing standard for regional and state contracts. As of January 2, 2021, the CHAP has accredited                home health locations and ACHC has accredited                hospice locations. Those not yet accredited are working towards achieving this accreditation. As we acquire companies, we apply for accreditation 12 to 18 months after completing the acquisition.

Federal and State Anti-Fraud and Anti-Kickback Laws

As a provider under the Medicare and Medicaid systems, we are subject to various federal anti-fraud and abuse laws, including, without limitation, the federal healthcare programs’ anti-kickback statute. Affected government healthcare programs include any healthcare plans or programs that are funded by the United States government (other than certain federal employee health insurance benefits/programs), including certain state healthcare programs that receive federal funds, such as Medicaid. We are also subject to various state anti-fraud and kickback laws which govern both government program and private payer activity.

Subject to certain exceptions, these laws prohibit any offer, payment, solicitation or receipt of any form of remuneration to induce or reward the referral of business payable under a government healthcare program or in return for the purchase, lease, order, arranging for, or recommendation of items or services covered under a government healthcare program. A related law forbids the offer or transfer of anything of value, including certain waivers of co-payment obligations and deductible amounts, to a beneficiary of Medicare or Medicaid that is likely to influence the beneficiary’s selection of healthcare providers, again, subject to certain exceptions. Violations of the federal anti-kickback statute can result in imprisonment, the imposition of penalties topping $100,000, plus three times the amount of the improper remuneration and potentially, exclusion from furnishing services under any government healthcare program. In addition, the states in which we operate generally have laws that prohibit certain direct or indirect payments or fee-splitting arrangements between healthcare providers and/or other persons and entities where they are designed to obtain or induce the referral of patients from a particular person or provider.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to monitor and address prevention of anti-fraud and kickback laws.

Stark Law

Federal law includes a provision commonly known as the “Stark Law.” This law prohibits physicians from referring Medicare and Medicaid patients to entities with which they or any of their immediate family members have a financial relationship, unless an exception to the law’s prohibition is met. Sanctions for violating the Stark Law include significant civil penalties including over $25,000 for each violation, over $169,000 for schemes to

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circumvent the Stark Law restrictions and up to $10,000 for each day an entity fails to report required information and exclusion from the federal healthcare programs. There are a number of exceptions to the self-referral prohibition, including employment contracts, leases and recruitment agreements that adhere to certain enumerated requirements.

Violations of the Stark Law result in payment denials and may also trigger civil monetary penalties and federal program exclusion. Several of the states in which we conduct business have also enacted statutes similar in scope and purpose to the federal fraud and abuse laws and the Stark Law. These state laws may mirror the federal Stark Law or may be different in scope. The available guidance and enforcement activity associated with such state laws varies considerably.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Nonetheless, because the law in this area is complex and constantly evolving, there can be no assurance that federal regulatory authorities will not determine that any of our arrangements with physicians violate the Stark Law.

Federal and State Privacy and Security Laws

HIPAA requires us to comply with standards for the exchange of health information within our company and with third parties, such as payers, business associates and patients. These include standards for common healthcare transactions, such as: claims information, plan eligibility, payment information and the use of electronic signatures; unique identifiers for providers, employers, health plans and individuals; and security, privacy, breach notification and enforcement. Under HIPAA, a “covered entity” includes healthcare providers, healthcare clearinghouses and health plans/insurers, and a “business associate” is a person or entity, other than a member of the workforce of a covered entity, who performs functions or activities on behalf of, or provides certain services to, a covered entity that involve access by the business associate to protected health information.

HIPAA transaction regulations establish form, format and data content requirements for most electronic healthcare transactions, such as healthcare claims that are submitted electronically. The HIPAA privacy regulations establish comprehensive requirements relating to the use and disclosure of protected health information. The HIPAA security regulations establish minimum standards for the protection of protected health information that is stored or transmitted electronically. The HIPAA breach notification regulations establish the applicable requirements for notifying individuals, the HHS, and the media in the event of a data breach affecting protected health information. Violations of the privacy, security and breach notification regulations are punishable by civil and criminal penalties.

The American Recovery and Economic Reinvestment Act of 2009 (“ARRA”) increased the amount of civil monetary penalties that can be imposed for violations of HIPAA, and the amounts are updated annually for inflation. For 2020, penalties for HIPAA violations can range from $119 to $1.785 million per violation with a maximum fine of $1.785 million for identical violations during a calendar year. ARRA also authorized State Attorneys General to bring civil enforcement actions under HIPAA, and attorney generals are actively engaged in enforcement. These penalties could be in addition to other penalties assessed by a state for a breach which would be considered reportable under the state’s data breach notification laws.

The HITECH Act was enacted in conjunction with ARRA. Among other things, the HITECH Act makes business associates of covered entities directly liable for compliance with certain HIPAA requirements, strengthens the limitations on the use and disclosure of protected health information without individual authorizations, and adopts the additional HITECH Act enhancements, including enforcement of noncompliance with HIPAA due to willful neglect. The changes to HIPAA enacted as part of ARRA reflect a Congressional intent that HIPAA’s privacy and security provisions be more strictly enforced. These changes have stimulated increased enforcement activity and enhanced the potential that healthcare providers will be subject to financial penalties for violations of HIPAA. In addition, the Secretary of HHS is required to perform periodic audits to

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ensure covered entities (and their business associates, as that term is defined under HIPAA) comply with the applicable HIPAA requirements, increasing the likelihood that a HIPAA violation will result in an enforcement action.

In addition to the federal HIPAA regulations, most states also have laws that regulate the collection, storage, use, retention, security, disclosure, transfer and other processing of health information and other confidential, sensitive and personal data. Certain of these laws grant individual rights with respect to their information, and we may be required to expend significant resources to comply with these laws. For example, various states, such as California and Massachusetts, have implemented privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements regulating the use and disclosure of personally identifiable information, including PHI. These laws in many cases are more restrictive than, and may not be preempted by, the HIPAA rules and may be subject to varying interpretations by courts and government agencies.

Further, all 50 states and the District of Columbia have adopted data breach notification laws that impose, in varying degrees, an obligation to notify affected persons and/or state regulators in the event of a data breach or compromise, including when their personal information has or may have been accessed by an unauthorized person. Some state breach notification laws may also impose physical and electronic security requirements regarding the safeguarding of personal information, such as social security numbers and bank and credit card account numbers. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. Violation of state privacy, security, and breach notification laws can trigger significant monetary penalties. In addition, certain states’ privacy, security, and data breach laws, including, for example, the CCPA, include a private right of action that may expose us to private litigation regarding our privacy practices and significant damages awards or settlements in civil litigation. Complying with these various laws, rules, regulations and standards, and with any new laws or regulations changes to existing laws, could cause us to incur substantial costs that are likely to increase over time, require us to change our business practices in a manner adverse to our business, divert resources from other initiatives and projects, and restrict the way products and services involving data are offered.

The False Claims Act

The FCA prohibits false claims or requests for payment, for which payment may be made by a federal government program, including for healthcare services. Under the FCA, the federal government may penalize any person who knowingly submits, or participates in submitting, claims for payment to the federal government which are false or fraudulent, or which contain false information. Any person who knowingly makes or uses a false record or statement to avoid paying the federal government, or knowingly conceals or avoids an obligation to pay money to the federal government, may also be subject to fines under the FCA. Under the FCA, the term “person” means an individual, company or corporation.

The federal government has used the FCA to cover Medicare, Medicaid and other governmental program fraud in areas such as violations of the federal Anti-Kickback Statute or the Stark Laws, coding errors, billing for services not provided and submitting false cost reports. The FCA has also been used to bring suit against people or entities that bill services at a higher reimbursement rate than is allowed and that bill for care that is not medically necessary. In addition to government enforcement, the FCA authorizes private citizens to bring qui tam or “whistleblower” lawsuits, greatly extending the number of actions under the FCA. The per-claim penalty range is between $11,665 and $23,331 (last updated 2020).

The Fraud Enforcement and Recovery Act of 2009 (“FERA”) amended the FCA with the intent of enhancing the powers of government enforcement authorities and whistleblowers to bring FCA cases. In particular, FERA attempts to clarify that liability may be established not only for false claims submitted directly to the government, but also for claims submitted to government contractors and grantees. FERA also seeks to

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clarify that liability exists for attempts to avoid repayment of overpayments, including improper retention of federal funds. FERA also included amendments to FCA procedures, expanding the government’s ability to use the Civil Investigative Demand process to investigate defendants, and permitting government complaints in intervention to relate back to the filing of the whistleblower’s original complaint. FERA has increased both the volume and liability exposure of FCA cases brought against healthcare providers.

In the ACA, Congress enacted requirements related to identifying and returning overpayments made under Medicare and Medicaid. CMS finalized regulations regarding this so-called “60-day rule,” which requires providers to report and return Medicare and Medicaid overpayments within 60 days of identifying the same. A provider who retains identified overpayments beyond 60 days may be liable under the FCA. “Identification” occurs when a person “has, or should have through the exercise of reasonable diligence,” identified and quantified the amount of an overpayment. The final rule also established a six-year lookback period, meaning overpayments must be reported and returned if a person identifies the overpayment within six years of the date the overpayment was received. Providers must report and return overpayments even if they did not cause the overpayment.

In addition to the FCA, the federal government may use several criminal statutes to prosecute the submission of false or fraudulent claims for payment to the federal government. Many states have similar false claims statutes that impose liability for the types of acts prohibited by the FCA. As part of the Deficit Reduction Act of 2005 (the “DRA”), Congress provided states an incentive to adopt state false claims acts consistent with the federal FCA. Additionally, the DRA required providers who receive $5 million or more annually from Medicaid to include information on federal and state false claims acts, whistleblower protections and the providers’ own policies on detecting and preventing fraud in their written employee policies.

Governmental Review, Audits and Investigations

The HHS, CMS, DOJ and other federal and state agencies continue to impose intensive enforcement policies and conduct random and directed audits, reviews, and investigations designed to insure compliance with applicable healthcare program participation and payment laws and regulations. As a result, we are routinely the subject of such audits, reviews, and investigations.

The DOJ, CMS or other federal and state enforcement and regulatory agencies may conduct additional investigations related to the Company’s businesses in the future. These audits and investigations could potentially cause delays in collections, recoupments, retroactive adjustment to amounts previously paid from governmental payers. We cannot predict the ultimate outcome of any regulatory and other governmental audits and investigations. While such audits and investigations are the subject of administrative appeals, the appeals process, even if successful, may take several years to resolve. The Company’s costs to respond to and defend any such audits, reviews and investigations could be significant and are likely to increase in the current enforcement environment.

FDA Regulation

The U.S. Food and Drug Administration (“FDA”) regulates medical device user facilities, which include home health providers. FDA regulations require user facilities to report patient deaths and serious injuries to the FDA and/or the manufacturer of a device used by the facility if the device may have caused or contributed to the death or serious injury of any patient. FDA regulations also require user facilities to maintain files related to adverse events and to establish and implement appropriate procedures to ensure compliance with the above reporting and recordkeeping requirements. User facilities are subject to FDA inspection, and noncompliance with applicable requirements may result in warning letters or sanctions including civil monetary penalties, injunction, product seizure, criminal fines and/or imprisonment.

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The Improving Medicare Post-Acute Care Transformation Act

In October 2014, the IMPACT Act was signed into law requiring the reporting of standardized patient assessment data for quality improvement, payment and discharge planning purposes across the spectrum of post-acute care providers (“PACs”), including skilled nursing facilities and home health agencies. The IMPACT Act requires PACs to begin reporting: (1) standardized patient assessment data at admission and discharge by October 1, 2018 for PACs, including skilled nursing facilities and by January 1, 2019 for home health agencies; (2) new quality measures, including functional status, skin integrity, medication reconciliation, incidence of major falls and patient preference regarding treatment and discharge at various intervals between October 1, 2016 and January 1, 2019; and (3) resource use measures, including Medicare spending per beneficiary, discharge to community and hospitalization rates of potentially preventable readmissions by January 1, 2016 for PACs, including skilled nursing facilities and by October 1, 2017 for home health agencies. Failure to report such data when required would subject a facility to a 2% reduction in market basket prices then in effect.

The IMPACT Act further requires HHS and the Medicare Payment Advisory Commission (“MedPAC”), a commission chartered by Congress to advise it on Medicare payment issues, to study alternative PAC payment models, including payment based upon individual patient characteristics and not care setting, with corresponding Congressional reports required based on such analysis. The IMPACT Act also included provisions impacting Medicare-certified hospices, including: (1) increasing survey frequency for Medicare-certified hospices to once every 36 months; (2) imposing a medical review process for facilities with a high percentage of stays in excess of 180 days; and (3) updating the annual aggregate Medicare payment cap.

Pre-Claim Review Demonstration for Home Health Services

On June 8, 2016, CMS announced the implementation of a three-year Medicare pre-claim review (“PCR”) demonstration for home health services provided to beneficiaries in the states of Illinois, Florida, Texas, Michigan and Massachusetts. The PCR is a process through which a request for provisional affirmation of coverage is submitted for review before a final claim is submitted for payment. On April 1, 2017, CMS paused the PCR Demonstration for home health services while CMS considered a number of changes. CMS revised the demonstration to incorporate more flexibility and choices for providers, as well as risk-based changes to reward providers who show compliance with Medicare home health policies.

On May 31, 2018, CMS issued a notice indicating its intention to re-launch a home health agency PCR demonstration project. The original program had drawn criticism that it created significant administrative burdens and reduced access to care. Now called the Review Choice Demonstration for Home Health Services (“RCD”), the revised demonstration will give home health agencies in the demonstration states 3 options: PCR of all claims, post-payment review of all claims, or minimal post-payment review with a 25% payment reduction for all home health services. Under the PCR and post-payment review options, provider claims are reviewed for every episode of care until the appropriate claim approval rate (90% based on a minimum of 10 pre-claim requests or claims submitted) is reached. Further, once the appropriate claim approval rate is reached, a provider can elect to opt-out of claim reviews except for a spot check of 5% of its claims to ensure continued compliance. The demonstration initially applies to home health agency providers in Florida, Illinois, North Carolina, Ohio and Texas, with the option to expand after 5 years to other states in the Medicare Administrative Contractor Jurisdiction M (Palmetto). In an October 21, 2019 release, CMS announced that it would reschedule the next phase of its RCD to allow agencies time to transition to the PDGM. CMS announced that RCD implementation would resume on March 2, 2020 in Texas, followed by demonstrations in North Carolina and Florida on May 4, 2020. However, CMS officials have indicated that these dates are subject to change. The choice selection period began on January 15, 2020 and ended on February 13, 2020 for home health agencies located in Texas. Following the close of the choice selection period, the demonstration was expected to begin in Texas on March 2, 2020, and all periods of care starting on or after this date would be subject to the requirements of the choice selected. However, on March 30, 2020, CMS announced a pause of certain claims processing requirements for the RCD in Illinois, Ohio, and Texas until the PHE for the COVID-19 pandemic has ended. In addition, CMS

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announced that the demonstration would not begin in North Carolina and Florida on May 4, 2020, as previously scheduled. On July 7, 2020, CMS announced that CMS would discontinue exercising enforcement discretion RCD, beginning on August 3, 2020, regardless of the status of the PHE. CMS announced that the initial choice selection period would begin in North Carolina and Florida on August 3, 2020 and end on August 17, 2020, and that the choice selection period for Ohio’s second review cycle would also begin August 3, 2020 and end on August 17, 2020. Following these choice selection periods, home health claims in all demonstration states (Illinois, Ohio, Texas, North Carolina, and Florida) with billing periods beginning on or after August 31, 2020 are subject to review under the requirements of the choice selected.

Home Health Value-Based Purchasing

On January 1, 2016, CMS implemented the Home Health Value-Based Purchasing (“HHVBP”) model. The HHVBP model was designed to give Medicare-certified home health agencies incentives or penalties, through payment bonuses, to give higher quality and more efficient care. HHVBP was rolled out to nine pilot states: Arizona, Florida, Iowa, Maryland, Massachusetts, Nebraska, North Carolina, Tennessee and Washington, six of which Aveanna currently has home health operations. Bonuses and penalties began in 2018 with the maximum of plus or minus 3% growing to plus or minus 8% by 2022. Payment adjustments are calculated based on performance in 20 measures which include current Quality of Patient Care and Patient Satisfaction star measures, as well as measures based on submission of data to a CMS web portal. The measures used may be subject to modification or change by CMS. Under the demonstration, home health agencies with higher performance receive bonuses, while those with lower scores receive lower payments relative to current levels. Home health agency performance is evaluated against separate improvement and attainment scores, with payment tied to the higher of these two scores. CMS used 2015 as the baseline year for performance, with 2016 as the first year for performance measurement. The first payment adjustment began January 1, 2018, based on 2016 performance data. Between 2018 and 2022, the payment adjustment varies (upward or downward) from 3% to 8%.

Home Health Payment Reform

On February 9, 2018, Congress passed the Bipartisan Budget Act of 2018 (“BBA of 2018”), which funded government operations, set two-year government spending limits and enacted a variety of healthcare related policies. Specific to home health, the BBA of 2018 provides for a targeted extension of the home health rural add-on payment, a reduction of the 2020 market basket update, modification of eligibility documentation requirements and reform to the HHPPS. The HHPPS reform included the following parameters: for home health units of service beginning on January 1, 2020, a 30-day payment system will apply; the transition to the 30-day payment system must be budget neutral; and CMS must conduct at least one Technical Expert Panel during 2018, prior to any notice and comment rulemaking process, related to the design of any new case-mix adjustment model.

The final home health agency regulations introduced by CMS (CMS-1689-FC) updated the Medicare HHPPS and finalized the implementation of an alternative case-mix adjustment methodology, PDGM, that became effective on January 1, 2020. The PDGM adjusted payments to home health agencies providing home health services under Medicare Fee-For-Service based on patient characteristics for 30-day periods of care and also eliminated the use of therapy visits in the determination of payments. While the changes were to be implemented in a budget neutral manner to the industry, the ultimate impact will vary by provider based on factors including patient mix and admission source. Additionally, CMS made assumptions about behavioral changes which were finalized in the 2020 Final Rule released on October 31, 2019 (CMS-1711-FC). CMS assumed that home health agencies will change their documentation and coding practices and will put the highest paying diagnosis code as the principal diagnosis code in order to have a 30-day period be placed into a higher-paying clinical group. Initially, CMS proposed an 8.1% reduction in the base payment rate for a 30-day period of care to ensure overall budget neutrality in Medicare home health spending in CY 2020. In the 2020 Final Rule, CMS reduced that downward adjustment to 4.36%. Notably, CMS is required by the law to analyze data for CYs 2020-2026, retrospectively, to determine the impact of the difference between assumed and actual behavior

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changes and to make any such payment changes as are necessary to offset or supplement the adjustments based on anticipated behavior. Additionally, in an effort to eliminate fraud risks, CMS is phasing out requests for anticipated payment (“RAPs”) over 2020 with the full elimination of RAPs in 2021.

Durable Medical Equipment (DME) Medicare Administrative Contractor

Some of our products are classified as Durable Medical Equipment (“DME”) under Medicare regulations. In order to ensure that Medicare beneficiaries only receive medically necessary and appropriate items and services, the Medicare program has adopted a number of documentation requirements. For example, certain provisions under CMS guidance manuals, local coverage determinations, and the Durable Medical Equipment Medicare Administrative Contractor (“DME MAC”) Supplier Manuals provide that clinical information from the “patient’s medical record” is required to justify the initial and ongoing medical necessity for the provision of DME. Some DME MACs, CMS staff and other government contractors have recently taken the position, among other things, that the “patient’s medical record” refers not to documentation maintained by the DME supplier but instead to documentation maintained by the patient’s physician, healthcare facility or other clinician, and that clinical information created by the DME supplier’s personnel and confirmed by the patient’s physician is not sufficient to establish medical necessity. If treating physicians do not adequately document, among other things, their diagnoses and plans of care, the risks that Aveanna will be subject to audits and payment denials are likely to increase. Moreover, auditors’ interpretations of these policies are inconsistent and subject to individual interpretation, leading to significant increases in individual supplier and industry-wide perceived error rates. High error rates could lead to further audit activity and regulatory burdens and could result in Aveanna making significant refunds and other payments to Medicare and other government programs. Accordingly, Aveanna’s future revenues and cash flows from government healthcare programs may be reduced. Private payers also may conduct audits and may take legal action to recover alleged overpayments. Our MS segment could be adversely affected in some of the markets in which it operates if the auditing payer alleges substantial overpayments were made to Aveanna due to coding errors or lack of documentation to support medical necessity determinations.

Federal and state budgetary and other cost-containment pressures will continue to impact the DME industry. We cannot predict whether new federal and state budgetary proposals will be adopted or the effect, if any, such proposals would have on its financial condition and results of operations.

Quality Improvement and Regulatory Services

Aveanna performs quality improvement and regulatory services. The Company has set forth a quality platform that reviews:

•	Performance improvement audits;

•	CHAP standards;

•	ACHC standards;

•	State and regulatory surveys;

•	Publicly reported quality data; and

•	Patient perception of care.

As part of our ongoing quality control, internal auditing, and monitoring programs, we conduct internal regulatory audits at each of our facilities. If a facility does not achieve a satisfactory rating, we require that it prepare and implement a plan of correction. We then follow-up to verify that all deficiencies identified in the initial audit and survey have been corrected.

We constantly expand and refine our continuous quality improvement programs. Specific written policies, procedures, training, and educational materials and programs, as well as auditing and monitoring activities, have

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been prepared and implemented to address the functional and operational aspects of our business. Our programs also address specific areas identified for improvement through regulatory interpretation and enforcement activities. We believe our consistent focus on continuous quality improvement programs provide us with a competitive advantage in the markets we serve.

Our Training and Compliance Programs

The Company has established and continually maintains a comprehensive compliance program that is designed to assist all of our employees to exceed applicable standards established by federal and state laws and regulations and industry practice. Our goal is to foster and maintain the highest standards of compliance, ethics, integrity, and professionalism in every aspect of our business dealings, and we utilize our compliance program to assist our employees toward achieving that goal.

The purpose of our compliance and ethics program is to promote and foster compliance with applicable legal and regulatory requirements, the requirements of the Medicare and Medicaid programs and other government healthcare programs, industry standards, our Code of Conduct, and our other policies and procedures that support and enhance overall compliance within our Company. Our compliance program focuses on regulations related to the federal False Claims Act, the Stark Law, the federal Anti-Kickback Law, billing and overall adherence to healthcare regulations.

The Company performs many compliance program activities, such as:

•	drafting and revising the Company’s policies and procedures related to compliance and ethics issues;

•	reviewing, making recommended revisions, disseminating and tracking attestations to our Code of Conduct;

•

measuring compliance with our policies and procedures, Code of Conduct and legal and regulatory requirements related to the Medicare and Medicaid programs and other government healthcare programs, laws and regulations;

•

developing and providing compliance-related training and education to all of our employees and, as appropriate, directors, contractors and other representatives and agents, including new-hire compliance training for all new employees, annual compliance training for all employees, sales compliance training to all members of our sales team, billing compliance training to all members of our billing and revenue cycle team and other job-specific and role-based compliance training of certain employees;

•	verifying that current and potential employees are not classified as an excluded individual who is prohibited from participation in any federal healthcare program, such as Medicare or Medicaid;

•

implementing an annual compliance auditing and monitoring work plan and performing and following up on various risk-based auditing and monitoring activities, including both clinical and non-clinical auditing and monitoring activities at the corporate level and at the local agency/facility level;

•	developing, implementing and overseeing our HIPAA privacy and security compliance program;

•	monitoring, responding to and overseeing the resolution of issues and concerns raised through our anonymous compliance hotline;

•	monitoring, responding to and resolving all compliance and ethics-related issues and concerns raised through any other form of communication; and

•	ensuring that we take appropriate corrective and disciplinary action when noncompliant or improper conduct is identified.

All employees are required to report incidents, issues or other concerns that they believe in good faith may be in violation of our Code of Conduct, our policies and procedures, applicable legal and regulatory requirements or the requirements of the Medicare and Medicaid programs and other government healthcare programs.

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We believe we have best-in-class nurse training and compliance capabilities that differentiate our recruiting and retention of nurses as well as establish long-lasting relationships with referral sources and payers. Our robust compliance program is led by a seasoned and experienced Chief Compliance Officer who seeks to hold the Company’s employees to a consistent, high standard, with required compliance training and annual audits. Emblematic of our commitment to compliance, all members of our management team and Board of Directors are required to complete the same training and knowledge assessments as our employees. This is designed to ensure that the culture of compliance reaches the highest levels of management within our Company.

We maintain a compliance hotline for all employees and have stringent compliance reporting on an annual basis. Our branch and nurse managers are held personally accountable for our compliance culture, and their incentive compensation is tied to a balanced scorecard that includes clinical quality as a key performance indicator. In addition, we continue to make significant investments in training for nurses and have increased the emphasis on clinical, training and compliance since the Formation. The Company has developed a national nurse training program that is widely sought after as an educational investment by nurses. Our investments in compliance and training have resulted in a very strong track record of patient safety, with fewer than one safety-related injury per 2,000,000 hours of service provided from 2018 to date. We also have demonstrated a low hospital readmission rate compared to our competitors, enjoy strong satisfaction scores in patient surveys and benefit from a strong reputation with referral sources.

Trademarks and Intellectual Property

Aveanna has various trademarks and service marks registered with the U.S. Patent and Trademark Office, including: ALWAYS AT HOME®, AVEANNA®, AVEANNACARE®, AVEANNA CONNECT®, AVEANNA HEALTHCARE®, AVEANNA HEALTHCARE (stylized and with Aveanna Logo Design)®, Aveanna Logo (no color claim)®, Aveanna Logo (color)®, Children Design®, LOVING CARE®, LOVING CARE AGENCY®, NURSES ARE THE HEARTBEAT OF PSA®, P.E.E.P.®, PEDIATRIA HEALTHCARE®, PEDIATRIC SPECIAL CARE (stylized and with design)®, PSA HEALTHCARE® and PSAHEALTHCARE (and design)®. EPIC MEDICAL SOLUTIONS® is registered in the State of Arizona.

CAREGIVERS ARE THE HEART OF AVEANNA (SM) is in the process of being registered with the U.S. Patent and Trademark Office. STORK WATCH GIVING LIFE A GOOD START HOME CARE SERVICES FOR MOTHER AND BABIES (and design) is an unregistered service mark. Other than these trademarks, there is no intellectual property, including patents and copyrights, that are material to our business and operations.

The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, subject to compliance with all applicable renewal requirements, including, where necessary, the continued use of the marks in connection with the registered goods or services. Our rights to some of these trademarks may be limited to select markets. A federally registered trademark provides a presumption of validity and ownership of the mark by Aveanna in connection with its goods or services and constitutes constructive notice throughout the United States of such ownership. A federal registration also provides nationwide trademark rights as of the filing date of the application. Management believes that Aveanna’s name and trademarks are important to its operations and intends to continue to renew its trademark registrations.

Properties and Facilities

Aveanna’s corporate headquarters is leased and is located at 400 Interstate N Parkway, Suite 1600, Atlanta, Georgia 30339. Aveanna also maintains approximately 200 leases for other offices and medical sites with various expiration terms from more than one year to 10 years. Aveanna does not currently own any real estate.

Legal Proceedings and Government Matters

We are a party to legal proceedings, claims and governmental inquiries in the ordinary course of our business. We are exposed to various risks related to legal proceedings, claims and governmental inquiries that

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could adversely affect our operating results. The nature of our business exposes us to various liability claims, which may exceed the level of our insurance coverage, meaning that our insurance may not fully protect us. See “Risk Factors—Risks Related to Our Business and Industry.”

On July 27, 2015, with no admissions of liability, PSA, a predecessor to Aveanna, entered into a settlement agreement with the DOJ relating to certain business practices, specifically the alleged retention of credit balances by PSA owed to various state and federal payers prior to the formation of Aveanna in March 2017. Concurrently with its entry into this agreement, PSA entered into a CIA with the OIG. See “Risk Factors—Risks Related to Our Regulatory Framework.” Although the covered conduct related to services prior to the formation of Aveanna, the CIA, for operational and organizational consistency, relates to all of Aveanna’s PDN operations. With the formation of Aveanna on March 16, 2017, Aveanna assumed responsibility for compliance with and completion of the CIA. The CIA, which has a term of five years, formalizes various aspects of already existing ethics and compliance programs and contains other requirements designed to help ensure ongoing compliance with federal healthcare program requirements. Among other things, the CIA requires Aveanna to maintain our existing compliance program, executive compliance committee and compliance committee of the Board of Directors; provide certain compliance training; continue screening new and current employees to ensure they are eligible to participate in federal healthcare programs; engage an IRO to perform certain auditing and reviews and prepare certain reports regarding our compliance with federal healthcare programs, our billing submissions to federal healthcare programs and our compliance and risk mitigation programs; and provide certain reports and management certifications to the OIG. Additionally, the CIA specifically requires that Aveanna report substantial overpayments that we discover we have received from the federal healthcare programs, as well as probable violations of federal healthcare laws. Upon breach of the CIA, Aveanna could become liable for payment of certain stipulated penalties, or could be excluded from participation in federal healthcare programs. On October 26, 2018, Aveanna paid a stipulated penalty of $22,500 for Aveanna’s alleged failure to establish and implement the obligations relating to having a compliance officer and a compliance committee. Otherwise, to our knowledge, Aveanna and its subsidiaries have satisfied all obligations of the CIA. Although we believe that we are currently in compliance with the CIA, any violations of the agreement could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. The compliance obligations terminated on July 27, 2020. The remainder of the CIA terminates 120 days after OIG’s receipt of either Aveanna’s final annual report or any additional materials submitted by Aveanna pursuant to OIG’s request, whichever is later, subject to receipt of a closure letter from the OIG. The final annual report was submitted to OIG on October 15, 2020.

On February 9, 2019, certain employees filed a complaint against the Company in the San Diego Superior Court (Central Division) alleging failure to correctly pay overtime, failure to be provided with meal and rest break periods, and failure to track and monitor off the clock work. We reported the matter to insurance and engaged in settlement negotiations. This matter has been settled and the hearing for final court approval of the settlement agreement is scheduled for the first quarter of 2021.

On March 21, 2019, the Texas Health and Human Services Commission (“TX HHSC”) initiated revocation proceedings to terminate the PDN license for one of our local branch offices for an incident involving patient hospitalization and reporting requirements. On May 9, 2019, the Company timely appealed and revocation is stayed pending administrative hearing. The Company is maintaining ongoing efforts to settle with TX HHSC.

In October 2019, the Antitrust Division of the U.S. Department of Justice served upon us a grand jury subpoena currently requiring the production of documents and information pertaining to nurse wages and hiring activities in certain of our local markets. We are cooperating with the Antitrust Division, from which we received our most recent communication in August 2020, and we believe that these inquiries are unlikely to materially impact our business, results of operations and financial condition.

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In February 2020, the Company advised the Office for Civil Rights, certain potentially affected persons and applicable State Attorneys General that patient information (including social security numbers and financial account information) may have been illegally obtained by an unauthorized third party. The Company hired leading forensic firms to support its investigation, assess its system and bolster its security. Based on its investigation, the Company determined that the intruder may have accessed certain employee email accounts between July 9, 2019 and August 24, 2019. The Company notified approximately 170,000 current and former patients that certain information may have been copied and transferred. Following the data breach, the Company received notice that a class action complaint had been filed against the Company in the U.S. District Court for the Northern District of Georgia. The complaint alleges, among other things, that the Company failed to take the necessary security precautions to protect patient information and prevent the data breach, and that the Company failed to provide timely and adequate notice to affected persons that their personal information had been subject to unauthorized access. Because of the early stage of this matter and the uncertainties of litigation, we cannot predict the ultimate resolution of this matter or estimate the amounts of, or ranges of, potential loss, if any, with respect to this proceeding. The Company intends to defend this lawsuit vigorously and has filed a motion to dismiss the case, which is currently pending. In addition, the Company has received a request for information regarding the data breach and the Company’s response from the Office for Civil Rights as well as additional inquiries from State Attorneys General. The Company is in the process of responding to each of these inquiries and is providing the information requested. The Company could face fines or penalties as a result of these inquiries. However, due to the early stages of these matters, we cannot predict the ultimate resolution or estimate the amounts of, or ranges of, potential loss, if any.

On June 2, 2020, certain employees, who collectively sought class certification, filed a complaint against the Company in the San Joaquin Superior Court alleging violations of the California Labor Code with respect to the Company’s alleged failure to provide proper and accurate itemized wage statements. We settled this matter with these employees, all of whom are subject to arbitration agreements, on October 28, 2020 and we are currently finalizing the execution of the settlement agreement.

On August 6, 2020, the Company sued Epic/Freedom, LLC, Webster Capital Corporation, Webster Equity Partners and several related parties (the “Defendants”) in the Delaware Superior Court. The Company asserts that the Defendants made fraudulent representations and warranties in connection with the Epic acquisition. The Company is seeking damages ranging from $24 million to $50 million. The Company also requested a declaratory judgment holding that the Defendants waived any claim to $7.125 million in escrow funds. The Defendants asserted four counterclaims: (1) specific performance of an alleged right to control a tax audit; (2) advancement of litigation fees and expenses; (3) a declaratory judgment; and (4) breach of contract claim concerning the escrow funds. The Company has reached an agreement with the Defendants, which allows the Defendants to take a principal role in the applicable tax audit, although the Company will continue to communicate with the Internal Revenue Service and retain the ability to make strategic decisions with respect to this audit. We believe the claim for advancement of litigation fees and expenses is close to resolution, and the remaining claims are currently ongoing. Due to the early stages of these matters, we cannot predict the ultimate resolution or estimate the amount of recovery, if any.

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MANAGEMENT

Directors and Executive Officers

The following table provides information regarding our executive officers and members of our Board of Directors as of the date of this prospectus:

Name	Age	Position
Rodney D. Windley	72	Executive Chairman
Tony Strange	58	Chief Executive Officer and Director
Jeffrey Shaner	48	Chief Operating Officer
David Afshar	49	Chief Financial Officer
Shannon Drake	46	General Counsel and Chief Legal Officer
Ed Reisz	62	Chief Administrative Officer
Beth Rubio	64	Chief Clinical Officer
Patrick Cunningham	65	Chief Compliance Officer
Victor F. Ganzi	73	Director
Christopher R. Gordon	47	Director
Devin O’Reilly	46	Director
Sheldon M. Retchin, M.D., M.S.P.H.	70	Director
Steven E. Rodgers	49	Director
Robert M. Williams, Jr.	55	Director
Richard C. Zoretic	62	Director

The following is a brief biography of each executive officer and director.

Rodney D. Windley, Executive Chairman, joined Aveanna in 2017 upon its Formation. Prior to that, Mr. Windley served as Executive Chairman of PSA from October 2015 to 2017. Previously, Mr. Windley served as executive chairman of the board of directors of Gentiva from February 2013 to December 2014 and as a director from February 2006 in connection with the acquisition of Healthfield. Mr. Windley, Healthfield’s founder, had served as its chairman and chief executive officer since its inception in 1986 until its acquisition in 2006. Mr. Windley is the chairman of Prom Queen, LLC, a private real estate holding and restaurant development company, chairman of RDW Ventures, LLC, a private equity firm, and chairman of Gulf Coast Yacht Group, LLC, a private yacht and sport fishing dealership. Mr. Windley received his Bachelor of Arts degree in accounting and finance from the University of West Florida.

Tony Strange, Chief Executive Officer and Director, joined Aveanna in 2017 upon its Formation. Prior to that, Mr. Strange served as president and chief executive officer of PSA from November 2015 to 2017. Mr. Strange served as chief executive officer and a director of Gentiva from January 2009 until February 2015. From 2001 to 2006, Mr. Strange served as president and chief operating officer of Healthfield. Mr. Strange joined Healthfield in 1990 and served in other capacities, including regional manager, vice president of development and chief operating officer, until being named president in 2001. Mr. Strange received his Bachelor of Science degree from the University of South Carolina.

Mr. Strange’s qualifications to serve on our Board of Directors include over 30 years of experience in the home health industry in various operating, financial and sales roles, and his past experiences serving as chief executive officer, chairman and board member of a publicly traded healthcare company and as chairman of an audit committee.

Jeffrey Shaner, Chief Operating Officer, joined Aveanna in 2017 upon its Formation. Prior to that, Mr. Shaner was chief operating officer of PSA since October 2015. Mr. Shaner began his healthcare business career in 2000 leading the operations at Total Care Inc. Mr. Shaner joined Healthfield following its acquisition of

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Total Care Inc. and was later appointed to lead its home health division. Mr. Shaner served as president of operations of Gentiva from August 2010 until February 2015 and as operating partner for Linden Capital/Blue Wolf Capital, a private equity firm, from February 2015 to October 2015. Mr. Shaner received his Bachelor of Arts degree in business finance and economics from the University of Pittsburgh.

David Afshar, Chief Financial Officer, joined Aveanna in February 2018. Prior to that, Mr. Afshar served from 2010 to 2018 as chief financial officer of ApolloMD, a large multispecialty physician practice. Mr. Afshar has also served as an Inspections Leader with the Public Company Accounting Oversight Board, where he led inspections of “Big Four” audit firms. In addition, Mr. Afshar has served as chief accounting officer and interim CFO with Regency Hospital Company, a long-term acute care provider. Mr. Afshar received his Bachelor of Arts degree in Accounting from the University of Maryland and started his career with Ernst & Young, where he spent the majority of his time in the Health Sciences practice and served as senior manager.

Shannon Drake, General Counsel and Chief Legal Officer, joined Aveanna in 2017. Prior to that, Mr. Drake served as senior vice president and chief counsel at Kindred At Home, a nationwide home, health, hospice, and community care provider, from 2011 to 2017, and prior to that as assistant general counsel at Pruitt Healthcare, a Southeast regional operator of nursing facilities and home health and hospice locations. Mr. Drake previously served as an officer of the Kindred-Gentiva Hospice Foundation, and was a member of the board of directors of Mt. Bethel Christian Academy. Mr. Drake received his Bachelor of Arts degree in economics and political science and his Juris Doctor degree from the University of Georgia.

Ed Reisz, Chief Administrative Officer, joined Aveanna in 2017 upon its Formation. Prior to that, Mr. Reisz served as executive vice president and chief human resource officer for PSA from 2015 to 2017. Before joining PSA, Mr. Reisz served as the senior vice president and chief human resource officer for Gentiva. Mr. Reisz began his career in the financial industry and is the founder of Bridgewater Consulting, a regional consulting firm focusing on the home care industry.

Beth Rubio, Chief Clinical Officer, joined Aveanna in 2017 upon its Formation. Prior to that, Ms. Rubio served as vice president of clinical services and chief clinical officer since 2009 of PSA. Ms. Rubio joined PSA in 1993 and served as vice president and quality improvement and regulatory services prior to her promotion in 2009. Ms. Rubio has served on the advisory board for Chamberlain College of Nursing and is currently on the board for United Healthcare Children’s Foundation. Ms. Rubio received her Associate of Science degree in nursing from Hillsborough Community College and her Bachelor of Science degree in nursing from the University of Tampa.

Patrick Cunningham, Chief Compliance Officer, joined Aveanna in 2017. Prior to that, Mr. Cunningham served as vice president and chief compliance officer of PSA from 2013 to 2017 and as vice president of the hospice division of Gentiva from 2004 to 2013. Before that, Mr. Cunningham led a behavioral health homecare program in Connecticut that provided therapeutic and preventive healthcare services. Mr. Cunningham is a registered psychiatric nurse and a state registered nurse. He received his Bachelor of Arts degree in health administration from the Institute of Public Administration in Dublin, Ireland and his Master of Science in Nursing from Yale University.

Victor F. Ganzi, Director, has served on our Board of Directors since 2017 upon our Formation. Prior to that, Mr. Ganzi served as the lead director on the advisory board of Gentiva from 2009 to 2015, as a director of PSA from 2016 to 2017 and as president and chief executive officer of the Hearst Corporation from 2002 to 2008. Prior to joining the Hearst Corporation, Mr. Ganzi was the managing partner at Rogers & Wells, now a part of Clifford Chance, an international law firm. Before joining Rogers & Wells, Mr. Ganzi was a certified public accountant, specializing in taxation, at a Big Four accounting firm. Mr. Ganzi currently serves on the board of Willis Towers Watson, a global advisory, broking and solutions company, and previously served as a director for companies such as Wyeth, ESPN, Heart—Argyle Television and Gentiva Health Services, Inc. Mr. Ganzi also currently serves on the boards of the PGA Tour, Foster & Partners and the Whitney Museum of American Art. Mr. Ganzi graduated summa cum laude from Fordham University with a Bachelor of Science

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degree in accounting, received a Juris Doctor degree from Harvard Law School and holds an L.L.M. in taxation from New York University.

Mr. Ganzi’s qualifications to serve on our Board of Directors include chairing and serving on more than 20 public, private and nonprofit boards over the course of his career and his extensive legal, accounting and business management education and experience.

Christopher R. Gordon, Director, has served on our Board of Directors since 2017. Mr. Gordon has been a managing director at Bain Capital since 2009 and is co-head of its North American Private Equity business. Since joining Bain in 1997, Mr. Gordon has served on the boards of directors for several healthcare companies in which Bain Capital has invested, including more recently Cerevel Therapeutic Holdings, Inc., Grupo NotreDame Intermédica, Surgery Partners, Inc. and U.S. Renal Care, Inc. Mr. Gordon currently also serves on the boards of directors of three not-for-profit organizations: Tenacity, Inc., the Dana Farber Cancer Institute and the Boston Medical Center Health Plan. Mr. Gordon is also a founding director of the Healthcare Private Equity Association, a not-for-profit trade group that supports the reputation, knowledge and relationships of the healthcare private equity community. Mr. Gordon received his Bachelor of Arts degree in economics from Harvard College and his Master of Business Administration degree from Harvard Business School.

Mr. Gordon’s qualifications to serve on our Board of Directors include his extensive experience in the healthcare and private equity industries, his business training and education, and his experience serving on the boards of multiple healthcare companies over the course of his career.

Devin O’Reilly, Director, has served on our Board of Directors since 2017. Mr. O’Reilly has been a managing director of Bain Capital since 2013 and is co-head of healthcare investments in North America. Mr. O’Reilly previously spent five years in Bain Capital’s London office, where he led the European private equity healthcare team. Prior to joining Bain Capital in 2005, Mr. O’Reilly was a consultant at Bain & Company where he consulted for private equity and healthcare industry clients. Mr. O’Reilly serves on the board of directors of several Bain Capital portfolio companies, including Grupo NotreDame Intermédica, Surgery Partners, Inc., U.S. Renal Care and Atento S.A. Mr. O’Reilly received his Bachelor of Arts degree from Princeton University and his Master of Business Administration degree from the University of Pennsylvania.

Mr. O’Reilly’s qualifications to serve on our Board of Directors include his extensive experience in the healthcare and private equity industries, his business training and education, and his experience serving on multiple boards over the course of his career.

Sheldon M. Retchin, M.D., M.S.P.H, Director, has served on our Board of Directors since 2017. Dr. Retchin has been a professor of health services management and policy in the College of Public Health and professor of medicine in the College of Medicine at The Ohio State University (“OSU”) since March 2015. Dr. Retchin also served as executive vice president for health sciences at OSU and chief executive officer of Wexner Medical Center from March 2015 to May 2017. Prior to joining the faculty of OSU, Dr. Retchin was senior vice president for health sciences at Virginia Commonwealth University (“VCU”) and chief executive officer of the VCU Health System from July 2003 until February 2015. In 2015, Dr. Retchin was appointed as one of the 17 Commissioners to the Medicaid and CHIP Payment and Access Commission. From 2009 until 2015, Dr. Retchin served on the board of directors of Gentiva Health Services, Inc. Dr. Retchin received his Bachelor of Arts degree in Psychology, Medical Degree, and Master of Public Health degree from the University of North Carolina at Chapel Hill.

Dr. Retchin’s qualifications to serve on our Board of Directors include his extensive experience as an executive in major medical centers and appointments to several national panels related to Medicaid and Medicare programs, managed care, the costs of care and the physician workforce.

Steven E. Rodgers, Director, has served on our Board of Directors since 2017. Prior to that, he was on the board of PSA from 2015 to 2017. Mr. Rodgers is a managing director of Morgan Stanley, a member of the

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Investment Committee, the head of healthcare investing and a partner of Morgan Stanley Capital Partners. Mr. Rodgers joined Morgan Stanley in 2018 from J.H. Whitney Capital Partners, where he was a senior managing director focusing on private equity investments from April 2013 to March 2018. At J.H. Whitney, Mr. Rodgers was a member of the Investment Committee and led the firm’s healthcare investing activities. Mr. Rodgers serves on the board of directors of Ovation Fertility, 3B Scientific, Clarity Software and U.S. HealthConnect. He previously served on the board of directors of a number of other healthcare companies, including Amisys Synertech, Herbalife, Patient Keeper and Symbion. Mr. Rodgers received his Bachelor of Arts degree in government from Dartmouth College and his Master of Business Administration degree from The Stanford University Graduate School of Business.

Mr. Rodgers’ qualifications to serve on our Board of Directors include his extensive experience in the healthcare and private equity industries, his business training and education, and his experience serving on multiple boards and committees over the course of his career.

Robert M. Williams, Jr., Director, has served on our Board of Directors since 2017. Prior to that, he was on the board of PSA from 2015 to 2017. Mr. Williams is a senior managing director at J.H. Whitney Capital Partners and Investment Committee member. Prior to joining J.H. Whitney Capital Partners in 2000, Mr. Williams was a partner at Duff & Phelps, an advisory firm specializing in governance-related issues. Mr. Williams received his Bachelor of Arts degree in economics from Bucknell University and his Master of Business Administration degree from Columbia University.

Mr. Williams’ qualifications to serve on our Board of Directors include his extensive experience in the private equity industry, his business training and education, and his experience serving on multiple boards and committees over the course of his career.

Richard C. Zoretic, Director, has served on our Board of Directors since 2017. Prior to that, Mr. Zoretic served as executive vice president of WellPoint and president of the company’s Government Business Division from January 2013 to May 2014. Before that, Mr. Zoretic served as the chief operating officer of Amerigroup Corporation. Earlier in his career, Mr. Zoretic held a series of positions with the Group Life and Health operations of MetLife, served in a senior leadership positions at UnitedHealth Group and was a management consultant in Deloitte Consulting’s healthcare practice. Mr. Zoretic serves on the boards of Molina Healthcare, HealthSun in Florida and Landmark Health in California. Mr. Zoretic received his Bachelor of Science degree in finance from Pennsylvania State University and attended graduate executive programs at Harvard Business School, the University of Virginia Darden School of Business and the Harvard School of Public Health.

Mr. Zoretic’s qualifications to serve on our Board of Directors include his over 30 years of experience in managed health care and his past experiences serving as a senior executive at various companies in the healthcare industry.

Family Relationships

There are no family relationships between any of our officers or directors.

Composition of our Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Contemporaneously with this offering, our Board of Directors will be composed of nine directors. Certain aspects of the composition and functioning of our Board of Directors may be subject to the rights of our principal stockholders under agreements with the Company, as prior to the consummation of this offering, the Sponsor Affiliates expect to agree on a corporate governance structure and Board of Directors designation rights for the Company following this offering which will be described in a subsequent amendment to this registration statement. Subject to such agreements, nominees for election as directors will be recommended to our Board of Directors by our nominating and corporate governance committee in accordance with the provisions of applicable corporate law and the

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charter of our nominating and corporate governance committee. See “—Board Committees—Nominating and Corporate Governance Committee.”

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to effectively satisfy its oversight responsibilities in light of our business and structure, the Board of Directors focuses primarily on each person’s background and experience as reflected in the information discussed in the directors’ respective biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

In accordance with our Amended Charter and Amended Bylaws, each of which will become effective upon the consummation of this offering, our Board of Directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a staggered three-year term and one class being elected at each annual meeting of stockholders. As a result, approximately one-third of our Board of Directors will be elected each year. We expect that, following this offering, our directors will be divided among the three classes as follows:

•	The Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	The Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	The Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2024.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control of the Company. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock” and “Description of Capital Stock—Anti-Takeover Provisions.”

Director Independence

Prior to the consummation of this offering, our Board of Directors undertook a review of the independence of our directors and considered whether any director had a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our Board of Directors has affirmatively determined that each of                ,                and                 is an “independent director,” as defined under the rules of                . In making these determinations, our Board of Directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Controlled Company Exception

After the consummation of this offering, the Sponsors Affiliates will continue to beneficially own more than 50% of the combined voting power of our common stock. As a result, the Sponsor Affiliates will be entitled to nominate at least a majority of the total number of directors comprising our Board of Directors, and we will be a “controlled company” within the meaning of the corporate governance standards of the                 .

Under the                 corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (i) the requirement that a majority of our Board of

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Directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) the requirement that our director nominations be made, or recommended to our full Board of Directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. Following this offering, we intend to utilize these exemptions. As a result, following this offering, we will not be obligated to maintain a majority of independent directors on our Board of Directors; therefore, you will not have the same protections afforded to stockholders of companies that are subject to all of the                corporate governance requirements. If we cease to be a “controlled company,” then we will be required to comply with these provisions within the transition periods specified in the                corporate governance rules.

Diversity

Board of Directors

We have not adopted a formal policy with respect to the identification and nomination of women and of other diverse attributes on the Board of Directors. Establishing and implementing a policy regarding diversity and female representation on the Board of Directors will be an element that we will take into consideration going forward.

The Board of Directors is committed to increasing the level of women on the Board of Directors as board turnover occurs from time to time, taking into account educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, the ability to represent the best interests of our stockholders along with the level of female representation on the Board of Directors. Accordingly, consideration of the number of women who are directors, along with consideration of whether other diverse attributes are sufficiently represented on the Board of Directors, will be an important component of the selection process for new members of the Board of Directors going forward.

Gender diversity on the Board of Directors will be achieved by continuously monitoring the level of female representation and, where appropriate, recruiting qualified female candidates to fill positions, as the need arises, through vacancies, growth or otherwise.

The Board of Directors has not adopted a target regarding the number of women on the Board of Directors as the Board of Directors has determined that a target would not be the most effective way of ensuring greater diversity. The Board of Directors will however consider the appropriateness of adopting such a target in the future.

Executive Officer Positions

In appointing individuals to executive officer positions, we weigh a number of factors, including educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, the ability to represent the best interests of our stockholders along with the level of diverse representation within our senior management team. We are committed to increasing the diversity of our executive officers going forward.

We have not adopted a target for the number of diverse candidates in executive officer positions. The Board of Directors believes the most effective way to achieve greater diversity in our senior management team is to identify high-potential candidates within the organization and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to eventually occupy executive officer positions. This includes taking action to build a culture of inclusion throughout the organization. The Board of Directors will, however, continue to evaluate the appropriateness of adopting targets in the future.

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Board Committees

Upon the consummation of this offering, the committees of our Board of Directors will comprise an audit committee, a compensation committee, a nominating and corporate governance committee and a compliance committee. Each committee will operate under a charter approved by our Board of Directors. Members will serve on these committees until their respective resignations or until otherwise determined by our Board of Directors. Following this offering, copies of each committee’s charter will be available on our website, located at www.aveanna.com. Information contained on or accessible through our website does not form a part of this prospectus and is not incorporated by reference herein.

Audit Committee

Our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing, with our independent registered public accounting firm, the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon the consummation of this offering, the audit committee will be composed of                 ,                 and                , with                  serving as chair.                  qualifies as an “audit committee financial expert” as such term has been defined in Item 407(d)(5) of Regulation S-K. Rule 10A-3 of the Exchange Act and the                 rules require that our audit committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our Board of Directors has affirmatively determined that                 ,                 and                each meet the definition of “independent director” for purposes of serving on the audit committee under the                rules and the independence standards under Rule 10A-3 of the Exchange Act and the                 rules.

Following this offering, both our independent registered public accounting firm and management personnel will periodically meet privately with our audit committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors;

•	overseeing succession planning for our executive officers;

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•	periodically reviewing our Board of Directors’ leadership structure and recommending any proposed changes to our Board of Directors;

•	overseeing an annual evaluation of the effectiveness of our Board of Directors and its committees; and

•	developing and recommending to our Board of Directors a set of corporate governance guidelines.

Upon the consummation of this offering, the nominating and corporate governance committee will be composed of                 ,                 and                 , with                serving as chair. As described above, we intend to avail ourselves of the “controlled company” exemption under the                rules, which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.                 and                do not qualify as “independent directors” under the                rules.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•	reviewing and approving the corporate goals and objectives, evaluating the performance and reviewing and approving the compensation of our executive officers;

•	reviewing and approving or making recommendations to our Board of Directors regarding our incentive compensation and equity-based plans, policies and programs;

•	reviewing and approving all employment agreement and severance arrangements for our executive officers;

•	making recommendations to our Board of Directors regarding the compensation of our directors; and

•	retaining and overseeing any compensation consultants.

Upon the consummation of this offering, the compensation committee will be composed of                 ,                 and                 , with                  serving as chair. As described above, we intend to avail ourselves of the “controlled company” exemption under the                rules, which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.

Compliance Committee

Our compliance committee will oversee our non-financial compliance matters and will be responsible for, among other things:

•	identifying, reviewing and analyzing laws and regulations applicable to us;

•	recommending to the Board of Directors, and monitoring the implementation of, compliance programs, policies and procedures that comply with local, state and federal laws, regulations and guidelines;

•	reviewing significant compliance risk areas identified by management;

•	discussing periodically with management the adequacy and effectiveness of policies and procedures to assess, monitor, and manage non-financial compliance business risk and compliance programs;

•	monitoring compliance with, authorizing waivers of, investigating alleged breaches of and enforcing our non-financial compliance programs; and

•	reviewing our procedures for the receipt, retention and treatment of complaints received regarding non-financial compliance matter.

Upon the consummation of this offering, the compliance committee will be composed of                 ,                and                  , with                 serving as chair.

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Role of the Board of Directors in Risk Oversight

Our Board of Directors is responsible for overseeing our risk management process. Our Board of Directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our Board of Directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the Board of Directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board of Directors or compensation committee.

Indemnification of Directors and Officers

Our Amended Charter and Amended Bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code is posted on our website, www.aveanna.com. In addition, we intend to post on our website all disclosures that are required by law or the                listing standards concerning any amendments to, or waivers from, any provision of the code. The information contained on or accessible through our website does not form a part of this prospectus and is not incorporated by reference herein.

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EXECUTIVE COMPENSATION

The following discussion and analysis of compensation arrangements should be read together with the compensation tables and related disclosures that follow. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion. The following discussion may also contain statements regarding corporate performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management’s expectations or estimates of future results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Compensation Discussion and Analysis

This compensation discussion and analysis provides an overview of our approach to compensating our named executive officers, our executive compensation philosophy, the overall objectives of our executive compensation program and each material element of named executive officer compensation for the fiscal year ended January 2, 2021.

Our named executive officers for the fiscal year ended January 2, 2021 were as follows:

•	Rodney D. Windley, Executive Chairman

•	Tony Strange, Chief Executive Officer

•	Jeffrey Shaner, Chief Operating Officer

•	David Afshar, Chief Financial Officer

•	Shannon Drake, General Counsel and Chief Legal Officer

Prior to our initial public offering, the compensation committee of our Board of Directors was responsible for reviewing our executive compensation program and determining the compensation of our Chief Executive Officer as well as our other named executive officers. Additionally, the compensation committee was responsible for approving grants of awards under our previous stock incentive plan (the “2017 Plan”) for executive employees. Upon the consummation of this offering, the compensation committee will be responsible for, among other things: (i) reviewing and approving the corporate goals and objectives, evaluating the performance and reviewing and approving the compensation of our executive officers, (ii) reviewing and approving or making recommendations to our Board of Directors regarding our incentive compensation and equity-based plans, policies and programs, (iii) reviewing and approving all employment agreement and severance arrangements for our executive officers, (iv) making recommendations to our Board of Directors regarding the compensation of our directors and (v) retaining and overseeing any compensation consultants. Although we currently do not intend to alter our compensation objectives, other than as described herein, our compensation committee intends to develop and maintain a compensation framework that is appropriate and competitive for a public company and may establish executive compensation objectives and programs that are different from those currently in place.

Our compensation programs for our named executive officers are structured to incentivize performance, with a particular focus on long-term results, growth and profitability. We have utilized traditional elements of compensation that reflect our overall success, including base salary, annual cash incentives and equity-based incentives. We believe that our compensation programs promote our success and lead to better financial results, which, in turn, result in better returns for our stockholders.

Executive Compensation Objectives and Philosophy

We believe that it is important to reward our executives for strong performance in our business and industry, which have significant operational and regulatory challenges, and to incentivize them to continue to take actions to deliver strong results for our investors by growing our geographical footprint, expanding our client

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relationships, broadening our client base and pursuing new market opportunities. At the same time, we believe that it is important to disincentivize unnecessary risk-taking. We design our executive compensation programs to attract talented executives to join the Company and to motivate them to position us for long-term success, achieve superior operating results and increase stockholder value. To realize these objectives, the following are the core elements of our executive compensation philosophy:

•

Performance-Based: A significant portion of executive compensation should be “at-risk,” performance-based pay linked to specific, measurable short-term and long-term goals that reward both organizational and individual performance;

•	Stockholder Aligned: Incentives should be structured to create a strong alignment between executives and stockholders on both a short-term and long-term basis; and

•

Market Competitive: Compensation levels and programs for executives, including our named executive officers, should be competitive relative to the markets in which we operate and compete for talent. It is important to leverage an understanding of what constitutes competitive pay in our markets and build strategies to attract, incentivize, reward and retain top talent.

By incorporating these core design elements, we believe our executive compensation program is in line with and supportive of our stockholders’ objectives and effective in attracting, motivating and retaining the level of talent we need to successfully manage and grow our business.

Process for Determining Compensation

Each year, the compensation committee reviews the performance and compensation of our named executive officers. The compensation committee assesses the Company’s performance against its annual enterprise priorities and evaluates the performance of the named executive officers relative to those priorities and their individual objectives for the year in question. The compensation committee seeks to ensure that a substantial portion of our named executive officers’ annual compensation is directly linked to the performance of our business.

In determining compensation for our named executive officers, the compensation committee considers each named executive officer’s position and responsibility, the Chief Executive Officer’s and Executive Chairman’s recommendations for the named executive officers other than themselves, compensation levels of other members of the Company’s senior leadership team, and the performance of the Company and each named executive officer. The compensation committee has not historically retained a compensation consultant to assist it in designing our compensation program or setting compensation levels for our named executive officers. The compensation committee has considered survey and other market data in evaluating compensation levels for our named executive officers. Based on the considerations described above and the judgment and experience of its members, the compensation committee establishes the compensation levels for our named executive officers and the allocation of total compensation among each of our main components of compensation described below.

In connection with this offering, the compensation committee has retained an independent executive compensation consultant, Aon Hewitt, to provide the compensation committee with input and guidance on all components of our executive compensation program, including risk and stockholder alignment, assist the compensation committee in selecting a peer group and advise the compensation committee with respect to market data for base salary, annual bonus, long-term equity compensation and other competitive pay practices for similarly situated executives in our peer group.

Relationship of Compensation Practices to Risk Management

Our compensation programs and practices are designed to discourage excessive risk-taking behavior and the potential impacts thereof. For example, we believe that the following features of our executive compensation programs mitigate risk:

•	Challenging, but attainable goals that are well-defined and communicated;

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•	Balance of short- and long-term variable compensation tied to a mix of commercial, financial and individual performance metrics; and

•	Establishment of controls in the administration of our plans to ensure performance against established company performance metrics is objectively and independently determined.

Components of Executive Compensation

The following are the key components of our compensation program for our executives, including our named executive officers:

•	base salary;

•	annual incentive bonus; and

•	long-term equity incentive compensation in the form of stock options and restricted stock units.

We believe that offering each of the components of our executive compensation program is necessary to remain competitive in attracting, retaining and motivating talented executives. Furthermore, we structure the annual incentive bonus and long-term equity incentive compensation to ensure alignment of our executives’ interests with those of our stockholders. Collectively, these components are designed to motivate and reward our executives and drive our short- and long-term performance and increase stockholder value.

Our base salaries are designed to attract and retain individuals with superior talent, be market competitive and reward executives for their individual performance and our short-term performance. Our annual incentive bonus program is designed to motivate our executives to achieve the targets we set annually for selected performance metrics, to reward them for that achievement and to hold them accountable if they fail to deliver. Our long-term incentive compensation ensures that our executives have a continuing stake in our long-term success and have incentives to increase our equity value.

Base Salaries

Base salaries reflect the fixed component of the compensation for an executive officer’s ongoing contribution to our operations. We provide our named executive officers with base salaries that are intended to provide them with a level of assured, regularly paid cash compensation that is competitive and reasonable. Our named executive officers’ base salaries were based on their respective employment agreements with us (each, as amended, an “Employment Agreement, and collectively, the “Employment Agreements”). Our compensation committee reviews salary levels annually as part of our performance review process, as well as in the event of promotions or other changes in our named executive officers’ positions or responsibilities. When establishing base salary levels, our compensation committee considers a number of qualitative factors, including the named executive officer’s experience, knowledge, skills, level of responsibility and performance.

For fiscal year 2020, the base salaries of our named executive officers were as follows:

•	Rodney D. Windley: $ .

•	Tony Strange: $ .

•	Jeffrey Shaner: $ .

•	David Afshar: $ .

•	Shannon Drake: $ .

Annual Cash Incentive Bonus

We have entered into Employment Agreements with our named executive officers. Pursuant to their Employment Agreements, our named executive officers are entitled to receive an annual cash bonus targeted at a

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specified percentage of their annual base salary paid to them during each year. Each named executive officer’s annual bonus is subject to performance goals and bonus criteria defined and approved by the Board of Directors in advance of each calendar year. The annual cash bonus targets for our named executive officers for 2020 were as follows:

•	Rodney D. Windley: $ ( %).

•	Tony Strange: $ ( %).

•	Jeffrey Shaner: $ ( %).

•	David Afshar: $ ( %).

•	Shannon Drake: $ ( %).

The annual cash incentive bonus opportunity plays an important role in our approach to total compensation. We believe that this opportunity motivates our executives to work hard and proficiently toward improving our operating performance, and it requires that we achieve defined annual financial performance goals before participants become eligible to receive an incentive payout. We believe that achieving our financial objectives is important to executing our business strategy, strengthening our services and solutions, improving client satisfaction and gaining new clients and delivering long term value to our stockholders. In addition, we believe that the cash incentive program helps to attract and retain a highly qualified workforce and to maintain a market competitive compensation program.

Long-Term Equity Incentives

In addition to base salary and annual incentive compensation, each of our named executive officers is provided long-term equity incentive compensation. The use of long-term equity incentives creates a link between executive compensation and our long-term performance, thereby creating alignment between executive and stockholder interests. In 2017, our Board of Directors and our stockholders approved the 2017 Plan, which provides the flexibility to grant a combination of stock options and deferred restricted stock units. In May 2018, our Board of Directors granted Rodney Windley and Tony Strange joint senior executive authority to issue up to 7,000 stock options to any single individual, including our executive officers, and up to 25,000 options, in the aggregate, during any calendar year. Messrs. Windley and Strange have authorized such issuances from time to time in order to quickly and efficiently attract and motivate employees of the Company, including executive officers.

Certain of our named executive officers, along with other key employees, were granted options to purchase shares of our common stock under the 2017 Plan shortly after its approval by the Board of Directors in November 2017, or, if later, at the commencement of their employment with the Company or their promotion, and were eligible to receive additional awards of stock options or deferred restricted stock units under the 2017 Plan at the discretion of the Board of Directors. Since the Board of Director’s approval of the 2017 Plan in November 2017, we have not made annual or regular equity grants to our named executive officers or other key employees.

Our named executive officers have received grants of awards under the 2017 Plan pursuant to one or more stock option agreements that were entered into either following the Formation or with the executive’s initial employment with the Company. In November 2020, Mr. Afshar and Mr. Drake received grants of 5,000 options each.

Other Benefits

We provide a comprehensive offering of benefit plans to our employees, including access to insurance for major medical, dental, vision, life, accidental death and dismemberment, short-term disability and long-term disability, as well as flexible spending accounts, wellness programs and various other voluntary benefit programs. These benefit programs are generally available to all our eligible full and part time employees. We do

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not provide any “Cadillac” or “top hat” benefit plans solely for our senior executives, and our executive officers participate in the same plans with the same cost structures as our general employee population.

401(k) Plan. We maintain a defined contribution plan that is tax-qualified under Section 401(k) of the Code. Our 401(k) Plan is offered on a nondiscriminatory basis to all full-time and part-time regular, temporary and contract employees, including our executive officers with no minimum hour requirement for participation. Subject to certain limitations imposed by the Code, the 401(k) Plan permits eligible employees to defer receipt of portions of their eligible compensation by making deferral contributions, including after-tax Roth and catch-up contributions.

Participating employees may contribute up to 100% of their eligible compensation, but not more than the statutory limits. Participants are eligible to receive the value of their vested account balance upon termination of employment. Participants are always 100% vested in their voluntary contributions. Vesting of matching contributions, if any, is subject to our vesting schedule at 20% per year for each full year of service in which the 1,000 hours is reached or upon the attainment of normal retirement age of the participant.

Employer matching contributions to the 401(k) Plan are made in an amount equal to 50% of each participant’s pre-tax contribution (up to a maximum of 5% of the participant’s annual eligible compensation), subject to certain other limits. The compensation committee believes that matching contributions assist us in attracting and retaining talented employees and executives. The 401(k) Plan provides an opportunity for participants to save money for retirement on a tax-deferred basis and to achieve financial security, thereby promoting retention.

Tax and Accounting Implications

Our compensation committee operates its compensation programs with the good faith intention of complying with Section 409A of the Code and considers the impact of tax and accounting treatment when determining executive compensation.

Our compensation committee also considers the accounting impact when structuring and approving awards. We account for equity-based payments with respect to our long-term equity incentive award programs in accordance with ASC Topic 718, Compensation—Stock Compensation (“ASC Topic 718”), which governs the appropriate accounting treatment of equity-based payments under generally accepted accounting principles (GAAP).

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Summary Compensation

The following table provides summary information concerning compensation paid or accrued by us to or, on behalf of, our named executive officers, for services rendered to us during the 2020 fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Rodney D. Windley	2020	$
Executive Chairman
Tony Strange	2020	$
Chief Executive Officer
Jeffrey Shaner	2020	$
Chief Operating Officer
David Afshar	2020	$
Chief Financial Officer
Shannon Drake	2020	$
General Counsel and Chief Legal Officer

Grant of Plan-Based Awards

The following table sets forth information concerning awards granted to the named executive officers during the 2020 fiscal year.

		Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: Number of shares of stock or units (#)	All other option awards: Number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards
Name	Grant date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Rodney D. Windley
Tony Strange
Jeffrey Shaner
David Afshar
Shannon Drake

Employment Agreements

The following are the material provisions of the Employment Agreements for each of our named executive officers. Additional information regarding post-termination benefits provided under these Employment Agreements can be found under “—Potential Payments Upon Termination or Change in Control” below.

Rodney D. Windley

We entered into a three-year Employment Agreement with Mr. Windley on March 15, 2017, as amended on January 23, 2018, to serve as our Executive Chairman, with a provision for automatic annual extensions beginning at the expiration of the initial three-year term and continuing thereafter unless either party provides timely notice of termination. The Employment Agreement provides that we will pay Mr. Windley a base salary of $                per year, with a potential increase to $                per year if an EBITDA success threshold of $                is accomplished by the Company and its subsidiaries on a consolidated basis. The Employment Agreement further provides that Mr. Windley is eligible for an annual incentive bonus opportunity targeted

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at                % of his yearly base salary, subject to performance goals and bonus criteria to be defined and approved by the Board of Directors in advance of each calendar year.

In addition, Mr. Windley’s Employment Agreement provides that he is eligible to participate in our Standard Executive Benefits Package, and is entitled to expense reimbursement for reasonable out-of-pocket expenses incurred in the course of his duties and paid time off and holidays, among other things.

Tony Strange

We entered into a three-year Employment Agreement with Mr. Strange on March 15, 2017, as amended on January 23, 2018, to serve as our Chief Executive Officer, with a provision for automatic annual extensions beginning at the expiration of the initial three-year term and continuing thereafter unless either party provides timely notice of termination. The Employment Agreement provides that we will pay Mr. Strange a base salary of $                per year, with a potential increase to $                per year if an EBITDA success threshold of $                is accomplished by the Company and its subsidiaries on a consolidated basis. The Employment Agreement further provides that Mr. Strange is eligible for an annual incentive bonus opportunity targeted at                % of his yearly base salary, subject to performance goals and bonus criteria to be defined and approved by the Board of Directors in advance of each calendar year.

In addition, Mr. Strange’s Employment Agreement provides that he is eligible to participate in our Standard Executive Benefits Package, and is entitled to expense reimbursement for reasonable out-of-pocket expenses incurred in the course of his duties and paid time off and holidays, among other things.

Jeffrey Shaner

We entered into a three-year Employment Agreement with Mr. Shaner on March 15, 2017, as amended on January 23, 2018, to serve as our Chief Operating Officer, with a provision for automatic annual extensions beginning at the expiration of the initial three-year term and continuing thereafter unless either party provides timely notice of termination. The Employment Agreement provides that we will pay Mr. Shaner a base salary of $                per year, with a potential increase to $                per year if an EBITDA success threshold of $                is accomplished by the Company and its subsidiaries on a consolidated basis. The Employment Agreement further provides that Mr. Strange is eligible for an annual incentive bonus opportunity targeted at                % of his yearly base salary, subject to performance goals and bonus criteria to be defined and approved by the Board of Directors in advance of each calendar year.

In addition, Mr. Shaner’s Employment Agreement provides that he is eligible to participate in our Standard Executive Benefits Package, and is entitled to expense reimbursement for reasonable out-of-pocket expenses incurred in the course of his duties and paid time off and holidays, among other things.

David Afshar

We entered into an Employment Agreement with Mr. Afshar on June 29, 2018, as amended in March 2020, to serve as our Chief Financial Officer, with a provision to continue until either party provides timely notice of termination. The Employment Agreement provides that we will pay Mr. Afshar a base salary of $                per year. The Employment Agreement further provides that Mr. Afshar is eligible for an annual incentive bonus opportunity targeted at                % of his yearly base salary, subject to performance goals and bonus criteria to be defined and approved by the Board of Directors in advance of each calendar year.

In addition, Mr. Afshar’s Employment Agreement provides that he is eligible to participate in our Standard Executive Benefits Package, and is entitled to expense reimbursement for reasonable out-of-pocket expenses incurred in the course of his duties and paid time off and holidays, among other things.

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Shannon Drake

We entered into a three-year Employment Agreement with Mr. Drake on March 26, 2017, as amended on March 16, 2020, to serve as our General Counsel and Chief Legal Officer, with a provision for automatic annual extensions beginning at the expiration of the initial three-year term and continuing thereafter unless either party provides timely notice of termination. The Employment Agreement provides that we will pay Mr. Drake a base salary of $                per year. The Employment Agreement further provides that Mr. Drake is eligible for an annual incentive bonus opportunity targeted at                % of his yearly base salary, subject to performance goals and bonus criteria to be defined and approved by the Board of Directors in advance of each calendar year.

In addition, Mr. Drake’s Employment Agreement provides that he is eligible to participate in our Standard Executive Benefits Package, and is entitled to expense reimbursement for reasonable out-of-pocket expenses incurred in the course of his duties and paid time off and holidays, among other things.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information concerning outstanding equity awards held by our named executive officers as of January 2, 2021.

	Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested (#)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Rodney D. Windley
Tony Strange
Jeffrey Shaner
David Afshar
Shannon Drake

Option Exercises and Stock Vested During Fiscal Year

The following table sets forth information concerning the amounts received by our named executive officers upon exercise of options during the 2020 fiscal year.

	Option awards		Stock awards
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
Rodney D. Windley
Tony Strange
Jeffrey Shaner
David Afshar
Shannon Drake

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Potential Payments Upon Termination or Change in Control

We have Employment Agreements with each of our named executive officers. Each of the Employment Agreements has an initial three-year term of employment and automatically renews for additional one-year periods unless otherwise terminated by either of the parties to the Employment Agreement. The Employment Agreements provide that each executive is entitled to a minimum annual base salary (subject to annual review and increases for merit performance) and is entitled to participate in all incentive, savings, retirement and welfare benefit plans generally made available to our senior executive officers. Each of these executives has an opportunity to earn an annual cash bonus based upon achievement of performance goals to be established by the Board of Directors. In addition, each of the executives is entitled to fringe benefits generally made available to our senior executive officers, and will be eligible, in the sole discretion of the Board of Directors, for equity grants under the Stock Incentive Plan.

The Employment Agreements may be terminated by us at any time with or without “Cause” (as defined therein), or by the executive with or without “Good Reason” (as defined therein). The Employment Agreements also terminate automatically upon the voluntary termination, death or disability of the executive. Depending on the reason for the termination and when it occurs, the executive will be entitled to certain severance benefits, as described below.

Executive’s Death, Disability, Voluntary Termination or Termination for Cause

If an executive is terminated for Cause, voluntarily resigns without Good Reason or is terminated due to death or Disability, the executive receives only the salary and vested benefits that have accrued through the date of termination. No other severance benefits are payable. Specifically, the executive will be entitled to (i) any base salary that has accrued but is unpaid, (ii) any annual bonus that has been earned for the calendar year preceding the calendar year in which termination occurs but is unpaid, (iii) a pro-rata portion of the executive’s annual bonus for the calendar year in which the termination occurs based on actual results for such year, payable at the same time annual bonuses for such year are paid to other senior executives of the Company, (iv) any reimbursable expenses that have been incurred but are unreimbursed, (v) pay for any vacation days that have accrued under the Company’s vacation policy but are unused, as of the end of the employment period, and (vi) any plan benefits that by their terms extend beyond termination of executive’s employment (but only to the extent provided in any such benefit plan in which executive has participated as a Company employee).

Termination without Cause; Resignation for Good Reason

Under the Employment Agreements, if the executive is terminated without Cause or resigns for Good Reason, in addition to those sums the executive receives in the event of termination for death, Disability, Voluntary Termination, or Termination for Cause, the executive will also receive the following benefits:

(a)	payment of severance benefits equal to one (1) times the executive’s base salary for the year in which the termination occurs;

(b)	an amount equal to the annual bonus which executive received for the year prior to the year in which the termination occurred; and

(c)	the continuation of health and welfare benefits for the COBRA-eligible period.

Restrictive Covenants

Each of the Employment Agreements contains confidentiality, non-disparagement, cooperation, non-compete and non-solicitation covenants that apply during the executive’s employment with the Company and for a one-year period after the executive’s termination of employment (or for a two-year period if the Company elects to extend the restricted period following the executive’s termination). If the Company elects to extend the restrictive covenants of the Employment Agreements through twenty-four (24)-months following the executive’s termination, the executive shall receive (a) severance benefits equal to two (2) times the executive’s

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base salary at termination and (b) annual bonuses equal to two (2) times the annual bonuses which executive received for the year prior to the year in which the termination occurred.

Treatment of Equity Awards Upon the Executive’s Termination, Death or Disability

Under the Stock Incentive Plan, vested options generally remain exercisable for ninety days following the named executive officer’s termination for any reason, except (i) all options are forfeited upon a termination for Cause or breach of a restrictive covenant, (ii) vested options remain exercisable for a period of twelve months following termination in the event of the named executive officer’s death or Disability (as defined in the Stock Incentive Plan). Upon the death or Disability of a named executive officer, pursuant to the Stock Incentive Plan, the named executive officer is entitled to the immediate vesting of an additional forty percent (40%) of their Time-Vesting Options (as defined in the Stock Incentive Plan), provided that no more than one hundred (100%) of the Time-Vesting Options will vest as a result of this additional vesting. Any unvested options lapse on termination of employment.

Summary of Termination Payments and Benefits

The following table summarizes the value of the termination payments and benefits that our named executive officers would have received under their respective Employment Agreements if their employment was terminated on January 2, 2021 under each of the circumstances shown. The amounts shown in the table exclude distributions under our 401(k) retirement plan and any additional benefits that are generally available to all of our salaried employees.

Name	Salary (other than accrued amounts)	Bonus	Total
Rodney D. Windley	$	$	$
Tony Strange	$	$	$
Jeffrey Shaner	$	$	$
David Afshar	$	$	$
Shannon Drake	$	$	$

Director Compensation

Consistent with the Company’s independent director compensation policy, our independent directors receive $2,000 per in-person scheduled quarterly Board of Directors meeting or specially called meeting of the Board of Directors (whether attended in person or virtually). Our independent directors are Victor F. Ganzi, Sheldon M. Retchin and Richard C. Zoretic. The Company’s independent directors also receive $750 per telephonic Board of Directors meeting. In addition, the Chairmen of the Company’s Audit Committee, Compensation Committee and Clinical Quality Committees each receive an additional annual retainer of $12,000, $5,000 and $5,000, respectively. Independent directors who serve on or attend meetings of the Audit Committee, Compensation Committee or Clinical Quality Committee receive $750 per meeting attended (whether in person or virtually). Independent directors are reimbursed for reasonable expenses incurred in attending Board of Directors meetings and committee meetings, as well as with any director education programs they attend relating to their service on our Board of Directors. In addition, each independent director receives an annual grant of deferred restricted stock units of the Company valued at approximately $100,000, which is generally awarded following the Company’s May Board of Directors meeting. Each grant of restricted stock to an independent director fully vests as of the grant date, pursuant to the terms of the 2017 Plan.

The following table sets forth information concerning the compensation of independent directors and our other our non-employee directors for the 2020 fiscal year. Directors who are our salaried employees receive no additional compensation for services as a director or as a member of a committee of our Board of Directors, and the compensation of such persons is described above, including in the Summary Compensation Table.

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Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings	All other compensation ($)	Total ($)
Victor F. Ganzi
Christopher R. Gordon
Devin O’Reilly
Sheldon M. Retchin
Steven E. Rodgers
Robert M. Williams, Jr.
Richard C. Zoretic

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers or holders of more than 5% of our outstanding capital stock. The summaries of certain provisions of our related party agreements are qualified in their entirety by reference to all of the provisions of such agreements.

Management Agreement

The Company, Aveanna Healthcare LLC and Aveanna Healthcare Intermediate Holdings LLC (collectively, the “Company Entities”) are parties to a management agreement (the “Management Agreement”) with Bain Capital and J.H. Whitney Capital Partners, pursuant to which the Company Entities retained the Sponsors to provide general executive, management and consulting services and other advisory services. Pursuant to the Management Agreement, the Company has agreed to pay the Sponsors an annual management fee, which is payable to the Sponsors on a quarterly basis, in an initial amount equal to $3.0 million in the aggregate, subject to adjustment based upon certain increases in the Company’s consolidated EBITDA as a result of acquisitions. In fiscal year 2019, the annual aggregate management fee was $3.2 million.

Additionally, the Management Agreement provides that if the Company consummates a “subsequent transaction,” which includes, among other things, financings, debt or equity offerings, and acquisitions, then the Company must pay the Sponsors an aggregate fee in connection with such transaction in an amount equal to 1% of the gross transaction value. Such fee is payable only in respect of a subsequent transaction with a value that equals or exceeds $25.0 million. The consummation of the offering contemplated by this prospectus would constitute a subsequent transaction, resulting in the Company’s obligation to pay the Sponsors a fee equal to 1.0% of the gross proceeds of this offering, before deducting underwriters discounts or commissions or any offering expenses. Also, the Management Agreement provides that, upon completion of the Company’s initial public offering, which would include consummation of the offering contemplated by this prospectus, the Company must pay to the Sponsors a lump sum equal to five times the currently applicable annual management fee, as set forth above.

The Management Agreement also contains customary exculpation and indemnification in favor of the Sponsors and their respective affiliates in connection with the services they provide to the Company Entities under the Management Agreement. The Management Agreement remains in effect until the earliest to occur of (i) joint termination by the Sponsors, (ii) the closing of an initial public offering of the Company and (iii) a change of control of the Company. Therefore, the Management Agreement will automatically terminate upon the consummation of this offering.

Stockholders Agreement

On March 16, 2017, the Company and the Sponsor Affiliates entered into a stockholders’ agreement (the “Stockholders Agreement”) with respect to their respective investments in the Company, with other investors joining the Stockholders Agreement thereafter from time to time upon their investment in the Company (collectively with the Sponsor Affiliates, the “Investors”). The Stockholders Agreement contains agreements among the parties with respect to, among other things, board designation rights, consent rights, drag-along and tag-along rights, pre-emptive rights and restrictions on the transfer of shares. The Stockholders Agreement shall automatically terminate upon the sale of the Company, subject to compliance with the terms of the Stockholders Agreement in connection with such a sale.

Pursuant to the Stockholders Agreement, each of the Sponsor Affiliates currently has the right to designate: (i) three of the Company’s directors if such Sponsor Affiliate retains at least 50% of its percentage ownership in the Company as of the effective date of the Stockholders Agreement (“Original Ownership Percentage”), (ii) two directors if it retains between 25% and 50% of its Original Ownership Percentage and (iii) one director if it retains between 10% and 25% of its Original Ownership Percentage, in each case as of the date of determination.

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In addition, pursuant to the Stockholders Agreement, the consent of the Sponsor Affiliates is required for the Company to take certain actions including changing the size of the Board of Directors, adopting the annual budget, modifying management compensation and entering into material contracts, among others. These consent rights terminate upon the consummation of this offering. The restrictions on tag-along, drag-along and pre-emptive rights, as well as certain of the restrictions on transfers of shares, also terminate upon the consummation of this offering.

Pursuant to the Stockholders Agreement, the Sponsor Affiliates, to the extent their ownership percentage of the Company is at least 10% of their respective Original Ownership Percentages, will appoint a coordination committee (the “Coordination Committee”) in connection with the closing of this offering. Unless such Sponsor Affiliates agree otherwise, the Coordination Committee will be composed of members of the Board of Directors at the time of closing, excluding certain of the directors. During the first two years following this offering, the Investors will not be able to transfer shares of the Company, other than pursuant to certain exceptions stated in the Stockholders Agreement, without the approval of the Coordination Committee. Prior to the consummation of this offering, the Sponsor Affiliates expect to agree on a corporate governance structure and Board of Directors designation rights for the Company following this offering, which will be discussed in a subsequent amendment to this registration statement. The Sponsor Affiliates will also have certain information rights with respect to the Company following this offering, and upon request will be granted certain “management rights” as defined in 29 C.F.R. 2510.3-101.

Registration Rights Agreement

Concurrently with the Stockholders Agreement, we entered into a registration rights agreement (the “Registration Rights Agreement”) with certain of the Investors. Pursuant to the Registration Rights Agreement, certain Sponsor Affiliates who hold more than 2% of registrable securities have the right to require us to file a registration statement with the SEC for the sale of our common stock, subject to certain exceptions. Such Sponsor Affiliates have the right to an unlimited number of such “demand” registrations, provided that any demand registration within the first two years following this offering will require the consent of the Coordination Committee. Following the one year anniversary of this offering, the Company will be obligated to use its reasonable best efforts to file a resale “shelf” registration with the SEC and to take steps to keep such resale shelf registration effective until the earlier of (i) the date on which all the registrable securities included in such “shelf” registration have been sold, (ii) the date as of which there are no longer in existence any registrable securities covered by the shelf registration and (iii) an earlier date agreed to in writing by the majority holders of the Sponsor Affiliates. The Company will also be required to facilitate “takedown” offerings from the shelf upon demand by the Sponsor Affiliates. All holders of registrable securities party to the Registration Rights Agreement are entitled to certain “piggyback” registration rights in subsequent offerings. Such holders are entitled to notice of a registered offering and to have their shares included on a pro rata basis. The Registration Rights Agreement also provides that the Company will pay certain expenses of the holders party to the Registration Rights Agreement relating to the registrations and indemnify them against certain liabilities which may arise under the Securities Act and other federal or state securities laws.

Jet Linx Arrangement

RDW Ventures, LLC (“RDW”), an entity owned and controlled by by Mr. Windley, our Executive Chairman, and for which he serves as Chair, is party to an aircraft lease and services agreement with JET LINX Aviation, LLC (“Jet Linx”), which provides private jet management services. Pursuant to RDW’s agreement with Jet Linx, Jet Linx maintains and operates an aircraft owned by RDW for on-demand charter flights by either RDW or clients of Jet Linx, for which Jet Linx provides certain compensation to RDW. From time to time, our management engages Jet Linx for the use of the aircraft owned by RDW for business related travel, which, for the year ended December 28, 2019, resulted in the payment by Jet Linx of approximately $175,000 to RDW, which was then used to provide payment to pilots and for repairs, maintenance and other related service costs.

Revenue Cycle Software Agreements

Certain of our subsidiaries are party to software agreements with ZirMed, Inc. d/b/a Waystar (“Waystar”), in which affiliates of Bain Capital, one of our Sponsors, held a controlling interest prior to October 2019 and

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currently hold a minority position. These agreements allow us to utilize certain Waystar software in the management of our business, including with respect to payment processing, patient claim management and patient denial and appeal management. For the fiscal years ended January 2, 2021 and December 28, 2019, we paid Waystar approximately $             and $0.4 million, respectively, pursuant to these contracts. We believe that the terms obtained and consideration received in connection with these agreement are comparable to terms available and the amounts we would have exchanged in an arm’s length transaction.

Director and Officer Indemnification and Insurance

Our Amended Charter and Amended Bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance for each of our directors and executive officers. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Our Policy Regarding Related Party Transactions

Our Board of Directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception thereof). Prior to the consummation of this offering, our Board of Directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on                 .

We believe that a conflict exists whenever an outside interest could actually or potentially influence the judgment or actions of an individual in the conduct of our business and that conflicts of interest may arise when an employee or director, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our policy will provide that directors and employees must avoid conflicts or the appearance of conflicts, and that employees should avoid any outside financial interests that might conflict with our interests. Such outside interests could include, among other things:

•	personal or family financial interests in, or indebtedness to, enterprises that have business relations with us, such as relatives who are employed by or own an interest in consultants or suppliers;

•	acquiring any interest in outside entities or properties in which we have an interest or potential interest;

•

conduct of any business not on our behalf with any consultant, contractor, supplier or distributor doing business with us or any of their officers or employees, including service as a director or officer of, or employment or retention as a consultant by, such persons; and

•	serving on the board of directors of an outside entity whose business competes with our business.

Under our policy, employees will be required to report any material transaction or relationship that could result in a conflict of interest to our compliance officer.

Our audit committee will be responsible for the review, approval, or ratification of any potential conflict of interest transaction involving any of our directors or executive officers, director nominees, any person known by us to be the beneficial owner of more than 5% of our outstanding capital stock, or any family member of or related party to such persons, including any transaction required to be reported under Item 404(a) of Regulation S-K promulgated by the SEC.

In reviewing any such proposed transaction, our audit committee will be tasked to consider all relevant facts and circumstances, including the commercial reasonableness of the terms, the benefit or perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person.

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PRINCIPAL STOCKHOLDERS

The following table shows information as of                , 2021 regarding the beneficial ownership of our common stock by:

•	each person known by us to own beneficially 5% or more of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	our directors and executive officers as a group.

The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately prior to the consummation of this offering. The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately after the consummation of this offering.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights held by such person that are currently exercisable or will become exercisable within 60 days of                , 2021 are considered outstanding for such computations, but these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The percentage ownership of each individual or entity before this offering is based on the number of shares of common stock issued and outstanding as of                , 2021, after giving effect to any stock split, reclassification, conversion or other recapitalization. The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately after the consummation of this offering.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table below have sole voting and investment power with respect to their respective beneficially owned common stock.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Aveanna Healthcare Holdings Inc., 400 Interstate North Parkway, Suite 1600, Atlanta, Georgia.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
				If Underwriters’ Option to Purchase Additional Shares is Not Exercised			If Underwriters’ Option to Purchase Additional Shares is Exercised in Full
Name of Beneficial Owner	Shares	Percentage		Shares	Percentage		Shares	Percentage
5% Stockholders:
Entities affiliated with Bain Capital Investors, LLC(1)			%			%			%
J.H. Whitney Capital Partners, LLC(2)

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	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
				If Underwriters’ Option to Purchase Additional Shares is Not Exercised			If Underwriters’ Option to Purchase Additional Shares is Exercised in Full
Name of Beneficial Owner	Shares	Percentage		Shares	Percentage		Shares	Percentage
Directors and Named Executive Officers:
Rodney D. Windley(3)			%			%			%
Tony Strange(4)
Jeffrey Shaner(5)
David Afshar(6)
Shannon Drake(7)
Victor F. Ganzi(8)
Christopher R. Gordon(9)
Devin O’Reilly(9)
Sheldon M. Retchin, M.D., M.S.P.H.(10)
Steven E. Rodgers(11)
Robert M. Williams, Jr.(12)
Richard C. Zoretic(13)
All directors and executive officers as a group (12 persons)(14)			%			%			%

*	Indicates beneficial ownership of less than 1%.
(1)

Includes                  shares registered in the name of Bain Capital Fund XI, L.P. (“Fund XI”),                  shares held by BCIP Associates IV (US), L.P. (“BCIP IV”),                  shares held by BCIP Associates IV-B (US), L.P (“BCIP IV-B”),                  shares held by BCIP T Associates IV (US), L.P. (“BCIP T IV”) and                  shares held by BCIP T Associates IV-B (US), L.P. (“BCIP T-IV-B” and, together with Fund IX, BCIP IV, BCIP IV-B and BCP T IV, collectively, the “Bain Capital Entities”). Bain Capital Investors, LLC (“BCI”) is the ultimate general partner of the Fund IX and governs the investment strategy and decision-making process with respect to investments held by BCIP IV, BCIP IV-B, BCIP T IV and BCIP T IV-B. As a result, BCI may be deemed to share voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the Bain Capital Entities has an address c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.

(2)

Includes (i)                  shares registered in the name of J.H. Whitney VII, L.P., (ii)                  shares registered in the name of PSA Healthcare Holding LLC, (iii)                  shares registered in the name of JHW Iliad Holdings LLC, (iv)                  shares registered in the name of PSA Iliad Holdings LLC and (v)                  shares registered in the name of JHW Iliad Holdings II LLC (together, the “J.H. Whitney Entities”). The governance, investment strategy and decision-making process with respect to investments held by the J.H. Whitney Entities is directed by J.H. Whitney Capital Partners, LLC. As a result, J.H. Whitney Capital Partners, LLC may be deemed to share voting and dispositive power with respect to the shares held by the J.H. Whitney Entities. Each of the J.H. Whitney Entities has an address c/o J.H. Whitney Capital Partners, LLC, 130 Main Street, New Canaan, Connecticut 06840.

(3)	Consists of shares of common stock and of shares of common stock issuable upon the exercise of options exercisable within 60 days following .
(4)	Consists of shares of common stock and of shares of common stock issuable upon the exercise of options exercisable within 60 days following .
(5)	Consists of shares of common stock and of shares of common stock issuable upon the exercise of options exercisable within 60 days following .
(6)	Consists of shares of common stock and of shares of common stock issuable upon the exercise of options exercisable within 60 days following .

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(7)	Consists of shares of common stock and of shares of common stock issuable upon the exercise of options exercisable within 60 days following .
(8)	Consists of shares of common stock and of shares of common stock issuable upon the exercise of options exercisable within 60 days following .
(9)

Does not include shares held by the Bain Capital Entities. Each of Mr. Gordon and Mr. O’Reilly is a Managing Director of BCI. As a result, by virtue of the relationships described in footnote 1 above, Messrs. Gordon and O’Reilly may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Messrs. Gordon and O’Reilly is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.

(10)	Consists of shares of common stock and of shares of common stock issuable upon the exercise of options exercisable within 60 days following .
(11)	Consists of shares of common stock and of shares of common stock issuable upon the exercise of options exercisable within 60 days following .
(12)

Does not include shares held by the J.H. Whitney Entities. Mr. Williams is a senior managing director at J.H. Whitney Capital Partners, LLC. As a result, by virtue of the relationships described in footnote 2 above, Mr. Williams may be deemed to share beneficial ownership of the shares held by the J.H. Whitney Entities. Mr. Williams disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address for Mr. Williams is c/o J.H. Whitney Capital Partners, LLC, 130 Main Street, New Canaan, Connecticut 06840.

(13)	Consists of shares of common stock and of shares of common stock issuable upon the exercise of options exercisable within 60 days following .
(14)	Consists of shares of common stock issuable upon the exercise of options exercisable within 60 days following , and shares of common stock held by our current executive officers and directors.

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DESCRIPTION OF CERTAIN INDEBTEDNESS

We summarize below the material terms of our Senior Secured Credit Agreements, as such term is defined below. We refer you to the exhibits to the registration statement of which this prospectus forms a part for complete copies of the Senior Secured Credit Agreements, as this summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of such agreements.

First Lien Facilities

We and our wholly owned subsidiary, Aveanna Healthcare LLC, as borrower (the “Borrower”), are party to the First Lien Credit Agreement with Barclays Bank PLC, as administrative agent, the collateral agent, a letter of credit issuer and the swingline lender, and the lenders and other agents party thereto from time to time (in such capacity, the “First Lien Lenders”), which provides for (i) the First Lien Term Facility in an aggregate principal amount of $991 million (comprised of (A) the Initial First Lien Term Loan, (B) $171 million of additional term loans incurred pursuant to the First Lien First Amendment Term Loan, (C) $50 million of delayed draw term loans (the “Delayed Draw Term Loan” and, together with the First Lien First Amendment Term Loan, the “First Lien First Amendment Term Loans”) incurred pursuant to the First Amendment and drawn down in full on February 28, 2019 and (D) $185 million of additional term loans incurred pursuant to the First Lien Fourth Amendment Term Loan and (ii) a senior secured revolving credit facility (the “Revolving Credit Facility” and together with the First Lien Term Facility, the “First Lien Facilities” and together with the Second Lien Term Facility (as defined below), the “Senior Secured Credit Facilities”) in an aggregate principal amount equal to $75 million (including revolving loans, swingline loans and letters of credit). The First Lien Facilities also permit the Borrower (as defined below) to incur an unlimited amount of incremental loans subject to certain limitations and compliance, on a pro forma basis, with specified leverage ratios for the unlimited incurrence of such incremental loans.

The proceeds from the First Lien First Amendment Term Loan were used to fund the Premier Acquisition and the proceeds from the Delayed Draw Term Loan were used to fund a contingent earnout payment in connection with the Premier Acquisition.

The Borrower entered into the Second Amendment to permit the Company to retain for business operations a representations and warranties insurance claim totaling $50 million related to the Formation.

The Borrower entered into the Third Amendment to increase the letter of credit commitment limit under the Revolving Credit Facility from $20 million to $30 million.

The proceeds from the First Lien Fourth Amendment Term Loan were principally used to fund the 2020 PDS Acquisitions and the acquisition of Five Points Healthcare, LLC.

Maturity; Prepayments

The Revolving Credit Facility matures on March 16, 2022 and does not require principal payments until maturity. The First Lien Term Facility matures on March 16, 2024. The principal amount of each loan in the First Lien Term Facility amortizes in quarterly installments equal to 1.0% of the original principal amount of the applicable term loan per annum until the final maturity date.

Subject to certain exceptions, the First Lien Term Facility is subject to mandatory prepayments in amounts equal to:

•

100% of the net cash proceeds greater than $17,500,000 in any fiscal year from any non-ordinary course sale or other disposition of property (including certain insurance and condemnation proceeds and sale leaseback proceeds) by the Borrower and any of its restricted subsidiaries subject to customary reinvestment provisions and certain other exceptions, with step downs to (i) 50% of net cash proceeds when consolidated secured net leverage ratio is less than or equal to 5.50 to 1.00 but greater than 5.00 to 1.00 and (ii) 0% when consolidated secured net leverage ratio is less than or equal to 5.00 to 1.00;

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•

100% of the net cash proceeds from issuances or incurrences of debt by the Borrower or any of its restricted subsidiaries (other than certain indebtedness permitted by the Senior Secured Credit Facilities); and

•

50% of annual excess cash flow of the Borrower and its restricted subsidiaries, minus, at the Borrower’s option certain optional prepayments of other indebtedness, with step downs to (i) 25% when consolidated secured net leverage ratio is less than or equal to 5.50 to 1.00 but greater than 5.00 to 1.00 and (ii) 0% when consolidated secured net leverage ratio is less than or equal to 5.00 to 1.00, and such payment shall not be made if and to the extent such amount is less than $5,000,000.

Voluntary prepayments and commitment reductions are permitted, subject to certain minimum amounts, at any time, with respect to the First Lien Facilities, without premium or penalty (other than LIBOR breakage costs, if applicable).

Security; Guarantees

Subject to certain exceptions, the obligations of the Borrower under the First Lien Facilities are guaranteed by us and each existing and subsequently acquired or organized direct or indirect material wholly-owned domestic restricted subsidiary of the Borrower (the “Credit Facility Guarantors”).

Subject to certain exceptions, the First Lien Facilities and any swap agreements and cash management arrangements provided by any lender party thereto, or any of their respective affiliates, are secured by perfected first priority (i) pledges of the equity interests of the Borrower and of each wholly-owned material restricted subsidiary directly held by the Borrower or any Credit Facility Guarantor and (ii) security interests in and mortgages on substantially all of the Borrower’s and each Credit Facility Guarantor’s tangible and intangible personal property, including, among other things, U.S. registered intellectual property and owned real property located in the U.S. with a value greater than $10,000,000.

Interest

Under the Revolving Credit Facility, we can elect, at our option, the applicable interest rate for borrowings classified as revolving loans using a variable interest rate based on either LIBOR or an ABR, plus an applicable margin. LIBOR loans under the Revolving Credit Facility accrue interest at a rate equal to a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing plus the applicable margin (initially 4.25%), with minimum LIBOR per annum of 1.00%. ABR loans under the Revolving Credit Facility accrue interest at the applicable margin (initially 3.25%) plus an ABR equal to the highest of (i) a prime rate, (ii) the federal funds effective rate plus one-half of 1% and (iii) the LIBOR loan rate plus 1.00%, with the minimum ABR of 2.00% per year. The interest rate for the loans under the Revolving Credit Facility is subject to decrease based on the Borrower’s and its restricted subsidiaries’ consolidated first lien net leverage ratio, with step-downs to, (i) the adjusted LIBOR rate plus 4.00% or the ABR plus 3.00%, as applicable, and (ii) the adjusted LIBOR rate plus 3.75% or the ABR plus 2.75%, as applicable, in each case based on achieving certain consolidated first lien net leverage ratios. Swingline loans under the Revolving Credit Facility are classified as ABR loans. As of January 2, 2021 there were $                million of outstanding borrowings under the Revolving Credit Facility and the weighted average interest rate for such borrowings was                 %. The maximum availability of $75.0 million under the Revolving Credit Facility is reduced by any outstanding letters of credit or swingline loans issued. Issued letters of credit as of January 2, 2021 were $                million. There were                 swingline loans as of January 2, 2021. The availability on the Revolving Credit Facility was $                 million as of January 2, 2021.

Under the First Lien Term Facility, we can elect, at our option, the applicable interest rate for borrowings using a variable interest rate based on either LIBOR or an ABR, plus an applicable margin. LIBOR loans under the Initial First Lien Term Loan accrue interest at a rate equal to a LIBOR rate determined by reference to the

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Reuters LIBOR rate for the interest period relevant to such borrowing plus 4.25%, with minimum LIBOR per annum of 1.00%. ABR loans under the Initial First Lien Term Loan accrue interest at the applicable margin (3.25%) plus the ABR equal to the highest of (i) a prime rate, (ii) the federal funds effective rate plus one-half of 1% and (iii) the LIBOR loan rate plus 1.00%, with the minimum ABR of 2.00% per year. As of January 2, 2021, the effective interest rate was                 % per annum with respect to the Initial First Lien Term Loan. The First Lien First Amendment Term Loans accrue interest on the same basis as the Initial First Lien Term Loan, except the applicable margin with respect to LIBOR loans is 5.50% and the applicable margin with respect to ABR loans is 4.50%. As of January 2, 2021, the effective interest rate was                 % per annum with respect to the First Lien First Amendment Term Loan and                 % per annum with respect to the Delayed Draw Term Loan. The First Lien Fourth Amendment Term Loan accrues interest on the same basis as the Initial First Lien Term Loan and the First Lien First Amendment Term Loans, except the applicable margin with respect to LIBOR loans is 6.25% and the applicable margin with respect to ABR loans is 5.25%. As of January 2, 2021, the effective interest rate was                 % per annum with respect to the First Lien Fourth Amendment Term Loan.

Fees

We pay certain recurring fees with respect to the First Lien Facilities, including (i) fees on the unused commitments of the First Lien Lenders under the Revolving Credit Facility, (ii) letter of credit fees on the aggregate face amounts of outstanding letters of credit plus a fronting fee to the issuing bank and (iii) administration fees.

Covenants

The First Lien Facilities contain a number of customary affirmative and negative covenants that, among other things, limit or restrict the ability of the Borrower and its restricted subsidiaries to:

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	engage in certain fundamental changes, including changes in the nature of the business;

•	sell assets;

•	pay dividends and make other payments in respect of capital stock;

•	make acquisitions, investments, loans and advances;

•	pay and modify the terms of certain indebtedness;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses.

In addition, the First Lien Credit Agreement contains a springing financial covenant applicable solely to the Revolving Credit Facility that, if triggered, requires compliance with a consolidated first lien net leverage ratio of 7.60 to 1.00. The financial covenant will be tested on the last day of any fiscal quarter only if the aggregate principal amount of borrowings under the Revolving Credit Facility (including swingline loans and letters of credit, with some exceptions) exceeds 30% of the aggregate amount of the commitments available to be drawn under the Revolving Credit Facility on such day.

Events of Default

The First Lien Facilities contain customary events of default, including nonpayment of principal, interest, fees or other amounts; incorrectness of a representation or warranty in any material respect; violation of

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covenants; cross-default and cross-acceleration to indebtedness in excess of a certain amount; bankruptcy events; judgments in excess of a certain amount; actual or asserted invalidity of any material provision of any security document; non-perfection of a security interest; and a change of control. The occurrence of an event of default (subject to certain grace periods, as applicable) could, absent a waiver or an amendment from the First Lien Lenders, restrict the availability of the Revolving Credit Facility and permit the acceleration of all outstanding borrowings under the First Lien Facilities.

The Second Lien Term Facility

Concurrently with the entry into the First Lien Facilities, we and our wholly owned subsidiary, Aveanna Healthcare LLC, as borrower (the “Borrower”), entered into that certain the Second Lien Credit Agreement, dated as of March 16, 2017 (as amended, restated, supplemented, waived or otherwise modified from time to time, the “Second Lien Credit Agreement” and together with the First Lien Credit Agreement, the “Senior Secured Credit Agreements”) with Royal Bank of Canada, as administrative agent and collateral agent, and the lenders and other agents party thereto from time to time (in such capacity, the “Second Lien Lenders”), which provides for the Second Lien Term Facility in an original aggregate principal amount of $240 million. The Second Lien Term Facility also permits the Borrower to incur an unlimited amount of incremental loans subject to certain limitations and compliance, on a pro forma basis, with specified leverage ratios for the unlimited incurrence of such incremental loans.

Maturity; Prepayments

The Second Lien Term Facility matures on March 16, 2025. The principal amount of the Second Lien Term Facility does not amortize.

Subject to certain exceptions, the Second Lien Term Facility is subject to mandatory prepayments in amounts equal to:

•

100% of the net cash proceeds greater than $21,875,000 from any non-ordinary course sale or other disposition of property (including certain insurance and condemnation proceeds and sale leaseback proceeds) by the Borrower and any of its restricted subsidiaries subject to customary reinvestment provisions and certain other exceptions, with step downs to (i) 50% of net cash proceeds when consolidated secured net leverage ratio is less than or equal to 5.75 to 1.00 but greater than 5.25 to 1.00 and (ii) 0% when consolidated secured net leverage ratio is less than or equal to 5.25 to 1.00;

•

100% of the net cash proceeds from issuances or incurrences of debt by the Borrower or any of its restricted subsidiaries (other than certain indebtedness permitted by the Senior Secured Credit Facilities); and

•

50% of annual excess cash flow of the Borrower and its restricted subsidiaries, minus, at the Borrower’s option certain optional prepayments of other indebtedness, with step downs to (i) 25% when consolidated secured net leverage ratio is less than or equal to 5.75 to 1.00 but greater than 5.25 to 1.00 and (ii) 0% when consolidated secured net leverage ratio is less than or equal to 5.25 to 1.00, and such payment shall not be made if and to the extent such amount is less than $6,250,000.

Voluntary prepayments and commitment reductions are permitted, subject to certain minimum amounts, at any time.

Interest

Under the Second Lien Term Facility, we can elect, at our option, the applicable interest rate for borrowings using a variable interest rate based on either LIBOR or an ABR, plus an applicable margin. LIBOR loans under the Second Lien Term Facility accrue interest at a rate equal to a LIBOR rate determined by reference to the

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Reuters LIBOR rate for the interest period relevant to such borrowing plus 8.00%, with minimum LIBOR per annum of 1.00%. ABR loans under the Second Lien Term Facility accrue interest at the applicable margin (7.00%) plus the ABR equal to the highest of (i) a prime rate, (ii) the federal funds effective rate plus one-half of 1% and (iii) the LIBOR loan rate plus 1.00%, with the minimum ABR of 2.00% per year. As of January 2, 2021, the effective interest rate for the borrowings under the Second Lien Term Facility was                % per annum.

Security; Guarantees

Subject to certain exceptions, the obligations of the Borrower under the Second Lien Term Facility are guaranteed by the Credit Facility Guarantors.

Subject to certain exceptions, the Second Lien Term Facility and the guarantees in respect thereof are secured by a perfected second priority (i) pledge of the equity interests of the Borrower and of each wholly-owned material restricted subsidiary directly held by the Borrower or any Credit Facility Guarantor and (ii) security interests in and mortgages on substantially all of the Borrower’s and each Credit Facility Guarantor’s tangible and intangible personal property, including, among other things, U.S. registered intellectual property and owned real property located in the U.S. with a value greater than $10,000,000.

Fees

We pay certain recurring fees with respect to the Second Lien Term Facility, including (i) letter of credit fees on the aggregate face amounts of outstanding letters of credit plus a fronting fee to the issuing bank and (ii) administration fees.

Covenants

The Second Lien Term Facility contain a number of customary affirmative and negative covenants that, among other things, limit or restrict the ability of the Borrower and its restricted subsidiaries to:

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	engage in certain fundamental changes, including changes in the nature of the business;

•	sell assets;

•	pay dividends and make other payments in respect of capital stock;

•	make acquisitions, investments, loans and advances;

•	pay and modify the terms of certain indebtedness;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses.

Events of Default

The Second Lien Term Facility contains customary events of default, including nonpayment of principal, interest, fees or other amounts; incorrectness of a representation or warranty in any material respect; violation of covenants; cross-default and cross-acceleration to indebtedness in excess of a certain amount; bankruptcy events; judgments in excess of a certain amount; actual or asserted invalidity of any material provision of any security document; non-perfection of a security interest; and a change of control. The occurrence of an event of default (subject to certain grace periods, as applicable) could, absent a waiver or an amendment from the Second Lien Lenders, as applicable, permit the acceleration of all outstanding borrowings under the Second Lien Term Facility.

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DESCRIPTION OF CAPITAL STOCK

General

At or prior to the consummation of this offering, we will file an Amended Charter and we will adopt our Amended Bylaws. Our Amended Charter will authorize capital stock consisting of:

•	shares of common stock, par value $0.01 per share; and

•	shares of preferred stock, par value $0.01 per share.

As of                 , there were                 holders of record of our common stock.

We are selling                shares of common stock in this offering (                shares if the underwriters exercise their overallotment option in full). All shares of our common stock outstanding upon consummation of this offering will be fully paid and non-assessable.

The following summary describes the material provisions of our capital stock and is qualified in its entirety by the provisions of our Amended Charter, our Amended Bylaws and the DGCL. We urge you to read our Amended Charter and our Amended Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Historically, we have had two classes of common stock. Prior to the consummation of this offering, we will change our share structure from two classes of common stock to one class of common stock, which will be described in further detail in a subsequent filing.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL.

Certain provisions of our Amended Charter and our Amended Bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

General Description of Common Stock

Voting Rights. Each share of our common stock entitles its owner to one vote on all matters submitted to a vote of our stockholders, including the election of directors. Under our Amended Charter and Amended Bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividend Rights. The holders of our common stock are entitled to ratably receive dividends, when, as and if declared by our Board of Directors, in its discretion, from funds legally available for the payment of dividends.

Liquidation Rights. If we liquidate, dissolve or wind up, the owners of our common stock will be entitled to share proportionately in our assets, if any, legally available for distribution to stockholders, but only after prior satisfaction of all outstanding debts and other liabilities and the payment of liquidation preferences, if any, on any outstanding preferred stock.

Other Rights and Preferences. Our common stock has no preemptive rights, no sinking fund provisions and no subscription, redemption or conversion privileges, and it is not subject to any further calls or assessments by us. All outstanding shares of our common stock are, and the shares of common stock offered in this offering will be, fully paid and non-assessable. Additionally, the vote or concurrence of our stockholders holding a majority in interest is sufficient for certain other actions that require the vote or concurrence of stockholders. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

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General Description of Preferred Stock

Our Amended Charter will authorize our Board of Directors, without further stockholder approval, to: (i) issue preferred stock in one or more series; (ii) establish the number of shares to be included in each such series; and (iii) fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions on those shares. The Board of Directors may establish a class or series of preferred stock with preferences, powers and rights (including voting rights) senior to the rights of the holders of our common stock. If we issue any of our preferred stock, it may have the effect of delaying, deferring or preventing a change in control.

Exclusive Forum

Our Amended Charter will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders to us or our stockholders, (3) any action asserting a claim against us or any of our directors or officers or other employees or stockholders arising pursuant to, any action to interpret, apply, enforce any right, obligation or remedy under, any provision of the DGCL our Amended Charter or Amended Bylaws, (4) any action asserting a claim that is governed by the internal affairs doctrine, or (5) any other action asserting an “internal corporate claim” under the DGCL shall be the Court of Chancery of the State of Delaware (or any state or federal court located within the State of Delaware if the Court of Chancery does not have jurisdiction). Notwithstanding the foregoing, our Amended Charter will provide that the Delaware Forum Provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Additionally, our Amended Charter will provide that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company are deemed to have notice of and consented to this provision. The Supreme Court of Delaware has held that this type of exclusive federal forum provision is enforceable. There may be uncertainty, however, as to whether courts of other jurisdictions would enforce such provision, if applicable.

Dividends

Declaration and payment of any dividend will be subject to the discretion of our Board of Directors. The time and amount of dividends will be dependent upon, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations our Board of Directors may regard as relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future. See “Dividend Policy” and “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—We do not intend to pay dividends on our common stock for the foreseeable future.”

Anti-Takeover Provisions

Our Amended Charter and Amended Bylaws, which will become effective upon the consummation of this offering, will contain provisions that may delay, defer or discourage another party from acquiring control of us,

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including our classified Board of Directors and our ability to issue new series of preferred stock without stockholder approval. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board of Directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval except as required by law or by any stock exchange on which our common stock may be listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our Board of Directors may authorize, without stockholder approval, the issuance of undesignated preferred stock with voting rights or other rights or preferences designated from time to time by our Board of Directors. The existence of authorized but unissued shares of common stock or preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Board Classification. Our Amended Charter will provide that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our Amended Charter and Amended Bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our Board of Directors.

No Cumulative Voting. Our Amended Charter will provide that stockholders are not permitted to cumulate votes in the election of directors.

Special Meetings of Stockholders. Our Amended Bylaws will provide that special meetings of our stockholders may be called, prior to the Trigger Event, only by or at the direction of our Board of Directors or our Chairman at the request of holders of not less than a majority of the combined voting power of our common stock, and, from and after the Trigger Event, only by or at the direction of our Board of Directors or our Chairman.

Stockholder Action by Written Consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our Amended Charter will preclude stockholder action by written consent from and after the Trigger Event.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors. Our Amended Bylaws will require stockholders seeking to bring business before an annual meeting of stockholders, or to nominate individuals for election as directors at an annual or special meeting of stockholders, to provide timely notice in writing. To be timely, a stockholder’s notice will need to be sent to and received by our Secretary both (1) at our principal executive offices by hand delivery, overnight courier service, or by certified or registered mail, return receipt required, and (2) by electronic mail, as provided in the Amended Bylaws, no later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or 70 days after the anniversary of the immediately preceding annual meeting of stockholders, or if no annual meeting was held in the preceding year, such notice will be

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timely only if received no earlier than the close of business on the 120th day prior to the annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting and the tenth day following the date on which a public announcement of the date of the annual meeting was made by us. Our Amended Bylaws also will specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the potential acquiror’s own slate of directors or otherwise attempting to obtain control of the Company.

Removal of Directors; Vacancies. Under the DGCL, unless otherwise provided in our Amended Charter, directors serving on a classified board may be removed by the stockholders only for cause. Our Amended Charter will provide that from and after the Trigger Event, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon. In addition, our Amended Charter also will provide that from and after the Trigger Event, any newly created directorship on our Board of Directors that results from an increase in the number of directors and any vacancy occurring in our Board of Directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Supermajority Provisions. Our Amended and Amended Bylaws will provide that our Board of Directors is expressly authorized to alter, amend, rescind or repeal, in whole or in part, our Amended Bylaws without a stockholder vote in any matter not inconsistent with Delaware law and our Amended Charter. From and after the Trigger Event, in addition to any vote of the holders of any class or series of capital stock of our Company required therein, our Amended Bylaws or applicable law, any amendment, alteration, rescission or repeal of our Amended Bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation unless the certificate of incorporation requires a greater percentage. Our Amended Charter will provide that the following provisions in our Amended Charter may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our Amended Bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding removal of directors;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board of Directors and newly created directorships;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding Section 203 of the DGCL;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director and governing forum selection; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

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by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

Limitations on Liability and Indemnification of Officers and Directors

Section 145 of the DGCL grants each Delaware corporation the power to indemnify any person who is or was a director, officer, employee or agent of a corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of serving or having served in any such capacity, if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may similarly indemnify any such person in actions by or in the right of the corporation if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite adjudication of liability, but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the Delaware Court of Chancery or other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation, or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for director liability with respect to unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our Amended Charter will provide for such limitation of liability.

Our Amended Charter and Amended Bylaws will indemnify our directors and officers to the full extent permitted by the DGCL and our Amended Charter will also allow our Board of Directors to indemnify other employees. This indemnification will extend to the payment of judgments in actions against officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. This indemnification will also extend to the payment of attorneys’ fees and expenses of officers and directors in suits against them where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. This right of indemnification is not exclusive of any right to which the officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.

We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type.

We believe that the limitation of liability and indemnification provisions in our Amended Charter, Amended Bylaws and insurance policies are necessary to attract and retain qualified directors and officers. However, these provisions may discourage derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these limitations of liability and indemnification provisions.

184

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is sought from us, nor are we aware of any threatened litigation or proceeding that may result in an indemnification claim.

Corporate Opportunity Doctrine

Our Amended Charter will provide that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to the Sponsors or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for the Sponsors, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. Neither the Sponsors nor any of their representatives have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Business Combination with Interested Stockholders

We have opted out of Section 203 of the DGCL; however, our Amended Charter will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board of Directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our Amended Charter will provide that the Sponsors and their respective affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

185

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Aveanna Health Holdings Inc. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                .

Trading Symbol and Market

We intend to apply to list our common stock on                 under the symbol “AVEH.”

186

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to have our common stock listed on                , we cannot assure you that there will be an active public market for our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of                shares of common stock, assuming the issuance of                shares of common stock offered by us in this offering (or                shares of common stock, if the underwriters exercise their overallotment option to purchase additional shares in full). Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below as described below under “—Rule 144,” and any common stock subject to the lock-up agreement as described below under “—Lock-Up Agreements.”

The remaining shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Registration Rights

Pursuant to the Registration Rights Agreement, after the completion of this offering, certain holders of our common stock will be entitled to certain rights with respect to the registration of the offer and sale of such shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Lock-Up Agreements

In connection with this offering, we and each of our directors, executive officers and certain other stockholders will enter into lock-up agreements that restrict the sale of our securities for a period of up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock on for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

187

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of common stock subject to outstanding stock options, and common stock issued or issuable under our Stock Incentive Plan. We expect to file the registration statement covering shares offered pursuant to our Stock Incentive Plan shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

188

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. This discussion does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. This description is based on the Code and existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, judicial decisions, and interpretations of the foregoing, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. holders (as defined below) who hold shares of our common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to a non-U.S. holder in light of a non-U.S. holder’s particular circumstances, nor does it discuss special tax provisions, which may apply to a non-U.S. holder if a non-U.S. holder is subject to special treatment under U.S. federal income tax laws, such as for certain financial institutions or financial services entities, insurance companies, tax-exempt entities, tax-qualified retirement plans, persons subject to special tax accounting rules under Section 451(b) of the Code, “qualified foreign pension funds” (and entities all of the interests of which are held by qualified foreign pension funds), dealers in securities or currencies, entities that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes (and partners or beneficial owners therein), foreign branches, “controlled foreign corporations,” “passive foreign investment companies,” former U.S. citizens or long-term residents, corporations that accumulate earnings to avoid U.S. federal income tax, persons deemed to sell common stock under the constructive sale provisions of the Code, persons that hold common stock as part of a straddle, hedge, conversion transaction, or other integrated investment and persons that hold our preferred stock. In addition, this summary does not address the alternative minimum tax, any state, local or non-U.S. taxes or any other U.S. federal tax laws, such as estate and gift tax laws.

Non-U.S. holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of purchasing, owning and disposing of our common stock, as well as the application of any other U.S. federal, state, local, non-U.S. tax laws and income tax treaties. As used in this section, a “non-U.S. holder” is a beneficial owner of our common stock (other than a partnership or any other entity treated as a pass-through entity for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If you are an individual, you generally will be treated as a resident of the United States if you are a lawful permanent resident of the United States (e.g., a green card holder) and you may, in many cases, be deemed to be a resident of the United States, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the relevant calendar year and for an aggregate of at least 183 days during a three-year period ending in and including the relevant calendar year, subject to certain exceptions. For these purposes, all the days present in the United States in the relevant year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership or disposition of our common stock.

189

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

If a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the other pass-through entity will depend upon the status of the partner or owner and the activities of the partnership or other pass-through entity. Any partnership, partner in such a partnership or owner of another pass-through entity holding shares of our common stock should consult its own tax advisor as to the particular U.S. federal income tax consequences applicable to it.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS, AND ANY APPLICABLE INCOME TAX TREATIES.

Distributions on Common Stock

Distributions, if any, made on our common stock to a non-U.S. holder generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is first applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in its shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other taxable disposition of our common stock. See “—Dispositions of Common Stock.”

Subject to the discussion below regarding effectively connected income, any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate of the gross amount of the dividend. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty. A non-U.S. holder is urged to consult its own tax advisor regarding its entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form or documentation), as applicable, to us or our paying agent. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent. Even if our current and accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder and, if required by an applicable income tax treaty, are attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States, are generally exempt from the U.S. federal withholding tax described above. To obtain this exemption, a non-U.S. holder must provide us with a valid IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax (provided certain certification and disclosure requirements are satisfied), are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to a non-U.S. holder being subject to taxation at the regular graduated rates on effectively connected dividends as described above, such effectively connected dividends, as adjusted for certain items, received by corporate non-U.S. holders may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

190

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Other Withholding Taxes.”

Dispositions of Common Stock

Subject to the discussions below on backup withholding and other withholding tax requirements, gain realized by a non-U.S. holder on a sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•

the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States) (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met (in which case the gain would be subject to U.S. federal income tax at a rate of 30%, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by certain U.S. source capital losses of the non-U.S. holder, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses); or

•

we are, or become, a “United States real property holding corporation” (a “USRPHC”), for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. holder’s holding period for our common stock (as further described below).

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals 50% or more of the sum of the fair market value of (a) its worldwide real property interests and (b) its other assets used or held for use in a trade or business. The tax relating to dispositions of stock in a USRPHC does not apply to a non-U.S. holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. holder’s holding period for our common stock, provided that our common stock is regularly traded on an established securities market. No assurance can be provided that our common stock will be regularly traded on an established securities market at all times for purposes of the rules described above. Although there can be no assurances in this regard, we believe we have not been and are not currently a USRPHC and do not anticipate being a USRPHC in the future. Non-U.S. holders are urged to consult their own tax advisor about the consequences that could result if we are, or become, a USRPHC.

If any gain from the sale, exchange or other taxable disposition of our common stock is effectively connected with a U.S. trade or business conducted by a non-U.S. holder (and, if required by an applicable income tax treaty, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States), then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would also be subject to a “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

Any dividends or other distributions that are paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the non-U.S. holder resides or is established under the provisions of various treaties or

191

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

agreements for the exchange of information. Dividends paid on our common stock and the gross proceeds from a taxable disposition of our common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of an IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules may be refunded by the IRS or credited against the non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Other Withholding Taxes

Provisions commonly referred to as “FATCA” impose a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of U.S.-source dividends (including our dividends) paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. Withholding imposed by FATCA may also apply to gross proceeds from the sale or other taxable disposition of U.S. corporate stock (including our common stock); although, under proposed U.S. Treasury regulations, no withholding would apply to such gross proceeds. The preamble to the proposed U.S. Treasury regulations specifies that taxpayers (including withholding agents) are permitted to rely on the proposed U.S. Treasury regulations pending finalization. An intergovernmental agreement between the United States and an applicable non-U.S. country may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return containing the required information (which may entail a significant administrative burden). Non-U.S. holders are urged to consult their own tax advisors regarding the effects of FATCA on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS AND INCOME TAX TREATIES.

192

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Barclays Capital Inc., J.P. Morgan Securities LLC, BMO Capital Markets Corp. and Credit Suisse Securities (USA) LLC are acting as joint book running managers of the offering and as representatives of the underwriters. We will enter into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Barclays Capital Inc.
J.P. Morgan Securities LLC
BMO Capital Markets Corp.
Credit Suisse Securities (USA) LLC
BofA Securities, Inc.
Deutsche Bank Securities Inc.
Jefferies LLC
RBC Capital Markets, LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

193

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Subject to certain exceptions, a description of which will be included in a subsequent filing, we have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of at least two of Barclays Capital Inc., J.P. Morgan Securities LLC, BMO Capital Markets Corp. and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

Subject to certain exceptions, a description of which will be included in a subsequent filing, our directors, executive officers and our shareholders (such persons, the “lock-up parties”) have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of at least two of Barclays Capital Inc., J.P. Morgan Securities LLC, BMO Capital Markets Corp. and Credit Suisse Securities (USA) LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

At least two of Barclays Capital Inc., J.P. Morgan Securities LLC, BMO Capital Markets Corp. and Credit Suisse Securities (USA) LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

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We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing/quotation on      under the symbol “AVEH.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on                , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

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Confidential Treatment Requested

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Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

An affiliate of Barclays Capital Inc. serves as administrative agent, collateral agent, letter of credit issuer, swingline lender and lender and affiliates of Barclays Capital Inc., BMO Capital Markets Corp. and RBC Capital Markets, LLC are joint lead arrangers and bookrunners under our First Lien Credit Agreement. In addition, an affiliate of RBC Capital Markets, LLC serves as administrative agent, collateral agent and lender and affiliates of Barclays Capital Inc., BMO Capital Markets Corp. and RBC Capital Markets, LLC are joint lead arrangers and bookrunners under our Second Lien Credit Agreement. As a result, such affiliates may receive a portion of the net proceeds of this offering in connection with the repayment of our Senior Secured Credit Agreements. See “Use of Proceeds.”

Selling Restrictions

Notice to Prospective Investors in European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the

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Confidential Treatment Requested

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offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “ Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

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Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan),

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or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

i.	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

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ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

LEGAL MATTERS

Greenberg Traurig, P.A., Miami, Florida and Kirkland & Ellis LLP, New York, New York have acted as counsel for us, and certain legal matters with regard to the validity of the shares of common stock offered hereby will be passed upon for us by Greenberg Traurig, P.A. Davis Polk & Wardwell LLP has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Aveanna Healthcare Holdings Inc. as of and for the fiscal years ended December 28, 2019 and December 29, 2018 and for each of the two years in the period ended December 28, 2019, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.

We also maintain a website at www.aveanna.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

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F-1

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Audit Committee and the Board of Directors of Aveanna Healthcare Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aveanna Healthcare Holdings Inc. and subsidiaries (the Company) as of December 28, 2019 and December 29, 2018, the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 28, 2019 and December 29, 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2017.

Atlanta, GA

December 11, 2020

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Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 28, 2019 AND DECEMBER 29, 2018

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Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	As of
	December 28, 2019	December 29, 2018
ASSETS
Current assets:
Cash and cash equivalents	$3,327	$8,001
Patient accounts receivable	158,817	162,098
Receivables under insured programs	5,482	20,350
Prepaid expenses	10,162	9,487
Other current assets	8,557	14,989

Total current assets	186,345	214,925

Property and equipment, net	35,387	27,252
Operating lease right of use assets	45,079	—
Goodwill	1,226,064	1,225,420
Intangible assets, net	54,299	53,339
Receivables under insured programs	25,153	21,743
Other long-term assets	5,194	8,265

Total assets	$1,577,521	$1,550,944

LIABILITIES, DEFERRED RESTRICTED STOCK UNITS, AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and other accrued liabilities	$66,418	$40,287
Accrued payroll and employee benefits	37,457	36,991
Accrued interest	—	7,556
Notes payable	2,027	2,700
Current portion of insurance reserves - insured programs	5,482	20,350
Current portion of insurance reserves	11,845	8,113
Current portion of long-term obligations	8,060	6,705
Current portion of operating lease liabilities	10,772	—
Contingent consideration	—	50,000
Other current liabilities	26,482	25,655

Total current liabilities	168,543	198,357
Revolving line of credit	31,500	—
Long-term obligations, less current portion	986,059	943,034
Long-term insurance reserves - insured programs	25,153	21,743
Long-term insurance reserves	26,252	21,958
Operating lease liabilities, less current portion	41,222	—
Deferred income taxes	832	1,751
Other long-term liabilities	27,016	19,108

Total liabilities	1,306,577	1,205,951
Commitments and contingencies (Note 13)	—	—
Deferred restricted stock units	752	—
Shareholders’ equity:
Preferred shares, no par value, 50,000 shares authorized; none issued or outstanding	—	—
Class A common shares, $0.01 par value, 7,113,636 shares authorized; 6,673,326 issued and outstanding	66	66
Class B common shares, $0.01 par value, 886,364 shares authorized; none issued or outstanding	—	—
Additional paid-in capital	670,708	668,760
Accumulated deficit	(400,582)	(323,833)

Total shareholders’ equity	270,192	344,993

Total liabilities, deferred restricted stock units, and shareholders’ equity	$1,577,521	$1,550,944

F-4

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

	For the Years Ended
	December 28, 2019	December 29, 2018
Net revenue	$1,384,065	$1,253,673
Cost of patient service, excluding depreciation and amortization	964,814	859,351
Branch and regional expenses	227,762	217,357
Corporate expenses	113,235	104,486
Depreciation and amortization	14,317	11,938
Acquisition-related costs	22,661	15,577
Other operating expenses	2,322	5,931

Operating income	38,954	39,033
Interest income	207	594
Interest expense	(92,296)	(75,542)
Loss on debt extinguishment	(4,858)	—
Other expense	(17,037)	(13,744)

Loss before income taxes	(75,030)	(49,659)
Income tax (expense) benefit	(1,486)	2,513

Net loss	$(76,516)	$(47,146)

Net loss per share, basic and diluted	$(11.46)	$(7.36)

Weighted average common shares outstanding, basic and diluted	6,678,326	6,405,215

F-5

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the Years Ended
	December 28, 2019	December 29, 2018
Cash Flows From Operating Activities:
Net loss	$(76,516)	$(47,146)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	14,317	11,938
Amortization of deferred debt issuance costs	6,724	5,379
Amortization and impairment of operating lease right of use assets	12,696	—
Non-cash compensation	1,948	2,118
Loss on escrow accounts	—	270
Loss on disposal of licenses, property and equipment	1,936	1,681
Fair value adjustment on interest rate derivatives	12,151	11,832
Fair value adjustment on contingent consideration	—	4,400
Loss on disposal of Premier Financial Management Services	1,031	—
Loss on extinguishment of debt	4,858	—
Deferred income taxes	(919)	(3,632)
Changes in operating assets and liabilities, net of impact of acquisitions:
Patient accounts receivable	3,337	(7,955)
Prepaid expenses	2,088	2,418
Other current and long-term assets	4,278	5,055
Accounts payable and other accrued liabilities	19,292	21,507
Accrued payroll and employee benefits	488	(1,270)
Accrued interest	(7,556)	7,394
Insurance reserves	8,026	5,799
Contingent consideration	(4,400)	—
Operating lease liabilities	(13,164)	—
Other current and long-term liabilities	671	1,808

Net cash (used in) provided by operating activities	(8,714)	21,596

Cash Flows From Investing Activities:
Acquisitions of businesses, net of cash acquired	(957)	(209,968)
Disposal of business	(230)	—
Purchases of property and equipment	(16,637)	(19,579)

Net cash used in investing activities	(17,824)	(229,547)

Cash Flows From Financing Activities:
Proceeds from issuance of common shares	—	54,421
Proceeds from revolving line of credit	50,000	15,000
Repayments on revolving line of credit	(18,500)	(15,000)
Proceeds from issuance of term loans, net of debt issuance costs	50,000	156,493
Principal payments of term loans and notes payable	(12,565)	(6,761)
Proceeds from issuance of bond obligation	560,000	—
Redemption of bond obligation	(560,000)	—
Payment of debt issuance costs	(1,471)	—
Payment of acquisition-related contingent consideration	(45,600)	—

Net cash provided by financing activities	21,864	204,153

Net decrease in cash and cash equivalents	(4,674)	(3,798)
Cash and cash equivalents at beginning of year	8,001	11,799
Cash and cash equivalents at end of year	$3,327	$8,001

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$92,809	$62,769

Acquisition of property and equipment on accrual	$7,301	$924

Acquisition of fixed assets under financing lease obligations	$2,806	$—

Cash paid for income taxes	$1,550	$3,147

F-6

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except share data)

	Class A Common Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 30, 2017	6,129,114	$61	$612,867	$(276,687)	$336,241
Issuance of Class A common shares	544,212	5	54,416	—	54,421
Non-cash compensation	—	—	1,477	—	1,477
Net loss	—	—	—	(47,146)	(47,146)

Balance, December 29, 2018	6,673,326	$66	$668,760	$(323,833)	$344,993

Effect of adoption of ASC 842	—	—	—	(233)	(233)
Non-cash compensation	—	—	1,948	—	1,948
Net loss	—	—	—	(76,516)	(76,516)

Balance, December 28, 2019	6,673,326	$66	$670,708	$(400,582)	$270,192

F-7

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS

Aveanna Healthcare Holdings Inc. was formed on November 30, 2016 as the parent company of Aveanna Healthcare LLC. On December 16, 2016, Aveanna Healthcare LLC entered into a Stock Purchase Agreement to acquire 100% of the stock and related operations of Epic/Freedom, LLC, Epic Acquisition, Inc., and FHH Holdings, Inc. (collectively, “Epic” or “Epic Sellers”) (the “Epic Acquisition”), providers of in-home and center-based care to medically fragile children and adults across 23 states.

On December 23, 2016, Aveanna Healthcare Holdings Inc. and Aveanna Healthcare LLC entered into a Merger Agreement with PSA Healthcare Intermediate Holding Inc. and PSA Healthcare Holding LLC (collectively, “PSA” or “PSA Sellers”), providers of pediatric and adult healthcare services for medically fragile and chronically ill children and adults across 16 states, Epic, and BCPE Eagle Merger Sub Inc. (“Merger Sub”), for the Merger Sub to merge into PSA with PSA remaining as the surviving entity (the “Merger”).

On March 16, 2017 (the “Closing Date”), Aveanna Healthcare Holdings Inc. and Aveanna Healthcare LLC concurrently completed the Epic Acquisition and the Merger. Other than costs related to the Epic Acquisition and the Merger, Aveanna Healthcare Holdings Inc. and its subsidiaries (the “Company”) did not have any operations prior to the Closing Date.

The Company is headquartered in Atlanta, Georgia and has operations in 23 states with concentrations in Texas, Pennsylvania, and California, providing a broad range of pediatric and adult healthcare services including nursing, rehabilitation services, occupational nursing in schools, therapy services, day treatment centers for medically fragile and chronically ill children and adults, as well as delivery of durable equipment and nutritional products to patients. The Company also provides case management services in order to assist the family and patient by coordinating the provision of services between the insurer or other payer, the physician, the hospital, and other healthcare providers. In addition, the Company provides respite healthcare services, which are temporary care provider services provided in relief of the patient’s normal caregiver. The Company’s services are designed to provide a high quality, lower cost alternative to prolonged hospitalization.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of Aveanna Healthcare Holdings Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in its accompanying consolidated financial statements, and business combinations accounted for as purchases have been included in its consolidated financial statements from their respective dates of acquisition.

Basis of Presentation

The Company maintains a 52-week fiscal year. The accompanying consolidated balance sheets reflects the accounts of the Company as of December 28, 2019 and December 29, 2018. For the fiscal years ended December 28, 2019 and December 29, 2018, the accompanying consolidated statements of operations, shareholders’ equity and cash flows reflect the accounts of the Company from December 30, 2018 through December 28, 2019 and December 31, 2017 through December 29, 2018, respectively.

Use of Estimates

The Company’s accounting and reporting policies conform with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). In preparing the consolidated financial statements, the Company is required to

F-8

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

make estimates and assumptions that impact the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no restricted cash balance at December 28, 2019 and December 29, 2018, respectively.

Patient Accounts Receivable

The Company receives payments for services rendered from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, and patients. Revenue and receivables from government agencies are significant to operations, but management does not believe there are significant credit risks associated with these government agencies. Management does not believe there are any other significant concentrations of revenues from any particular payer that would subject the Company to any significant credit risks in the collection of accounts receivable. Changes in general economic conditions, patient accounting service center operations, payer mix, or federal or state governmental health care coverage could affect collection of accounts receivable, cash flows and results of operations.

Long-Lived Assets

The carrying value of long-lived assets, including amortizable, identifiable intangible assets, and asset groups are evaluated whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Conditions that may indicate impairment include, but are not limited to, a significant decrease in the market price of an asset, a significant adverse change in the extent or manner in which an asset is being used or a significant deterioration in its physical condition, and operating or cash flow performance that demonstrates continuing losses associated with an asset or asset group. A potential impairment has occurred if the projected future undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group are less than the carrying value of the asset or asset group. The estimate of cash flows includes management’s assumptions of cash inflows and outflows directly resulting from the use of the asset in operation. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment charge is recorded equal to the excess of the asset or asset group’s carrying value over its fair value.

Fair value is measured based on a projected discounted cash flow model using a discount rate the Company believes is commensurate with the risk inherent in its business. Any impairment charge would be recognized within operating expenses as an other operating expense in the fiscal year incurred. Except for licenses, for the fiscal years ended December 28, 2019 and December 29, 2018, no long-lived assets were deemed to be impaired. See Note 5 – Goodwill and Intangible Assets, Net for impairment recorded related to licenses.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization and are depreciated on a straight-line basis over the estimated useful lives of the assets. Additions and improvements are capitalized. Maintenance and repair expenses are charged to expense as incurred. When assets are sold or retired, the corresponding cost and accumulated depreciation are removed from the related accounts and any gain or loss is recognized in other expense on the consolidated statements of operations.

F-9

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company generally provides for depreciation over the following estimated useful lives:

Years
Furniture and fixtures	3 – 10
Computer hardware and software	3 – 5
Home care equipment	1 – 5
Leasehold improvements and financing lease obligations	Lesser of lease life or expected useful life

The following table summarizes the balances related to property and equipment as of December 28, 2019 and December 29, 2018 (amounts in thousands):

	December 28, 2019	December 29, 2018
Furniture and fixtures	$9,309	$7,086
Computer hardware and software	16,466	13,067
Home care equipment	7,348	4,695
Leasehold improvements	15,029	9,711
Construction in progress	5,079	4,258
Financing lease obligations	2,778	—

	56,009	38,817
Less accumulated depreciation	(20,622)	(11,565)

Total	$35,387	$27,252

Depreciation expense for the fiscal years ended December 28, 2019 and December 29, 2018 was $10.1 million and $7.4 million, respectively.

Goodwill

Goodwill represents the amount of the purchase price in excess of the fair values assigned to the underlying identifiable net assets of acquired businesses. Goodwill is not amortized but is subject to an annual impairment test at the reporting unit level. The Company performs its annual goodwill impairment test on the first day of the fourth quarter of each fiscal year. Tests are performed more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. These events or circumstances include but are not limited to, a significant adverse change in the business or regulatory environment or legal factors. For the fiscal years ended December 28, 2019 and December 29, 2018, the Company has determined it has eight reporting units, respectively, which require goodwill impairment testing.

The Company calculates the estimated fair value of its reporting units using discounted cash flows as well as a market approach that compares its reporting units’ earnings and revenue multiples to those of comparable companies. To determine fair value, the Company must make assumptions about a wide variety of internal and external factors. Key assumptions used in the impairment analysis include financial projections of free cash flow (including significant assumptions about operations, in particular expected organic growth rates and future government payer reimbursement rates), long-term growth rates for determining terminal value, and discount rates. Estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to business models or changes in operating performance. These factors increase the risk of differences between projected and actual performance that could impact future estimates of fair value of all reporting units. Significant differences between these estimates and actual cash flows could result in additional impairment in future fiscal years.

F-10

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the Company’s annual goodwill impairment test for the fiscal years ended December 28, 2019 and December 29, 2018, the Company did not identify any reporting units in which its carrying value exceeded its estimated fair value.

As a result of the pandemic caused by the novel coronavirus 2019 disease (“COVID-19”), the Company performed an impairment analysis during the second fiscal quarter of 2020 and recorded an impairment charge of $75.7 million related to the Private Duty Services segment. See Footnote 19 – Subsequent Events for further information on both the effects of the pandemic on the Company’s operations and the impairment charge recorded in fiscal year 2020.

Intangible Assets, Net

Intangible assets consist of licenses (including certificates of need), acquired trade names, non-compete agreements, and internal-use software. The Company amortizes non-compete agreements and acquired trade names that it does not intend to use indefinitely on a straight-line basis over their estimated useful lives, which is one to four years for non-compete agreements and one to two years for acquired trade names. In addition, the Company amortizes internal-use software over the lesser of the remaining license term or useful life of the software, which is three to ten years. Impairment tests are performed annually or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the intangible below its carrying amount. These events or circumstances include but are not limited to, a significant adverse change in the business or exiting an overlapping market.

During the fiscal years ended December 28, 2019 and December 29, 2018, the Company recorded a loss on disposal of licenses of $1.1 million and $1.5 million, respectively. These losses are included in other operating expenses in the accompanying statements of operations. The Company utilizes the cost approach to determine the estimated fair value of licenses. The cost approach calculates fair value by calculating the cost to acquire a license in the private-duty nursing industry in each state the Company operates. The Company calculates the replacement cost based on average incurred costs to acquire a license in each location.

Business Combinations

In determining whether an acquisition should be accounted for as a business combination or asset acquisition, the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this is the case, the single identifiable asset or the group of similar assets is not deemed to be a business and is instead deemed to be an asset. If this is not the case, the Company then further evaluates whether the single identifiable asset or group of similar identifiable assets and activities includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If so, the Company concludes that the single identifiable asset or group of similar identifiable assets and activities is a business.

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The assets acquired and liabilities assumed are generally measured at fair value on the acquisition date using the appropriate valuation method. Goodwill represents the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed. The operations of an acquisition are included in the consolidated financial statements from the respective date of the acquisition. See Note 4 – Acquisitions for additional information on the Company’s acquisitions.

Debt Issuance Costs

The Company defers costs directly associated with acquiring third-party financing. Debt issuance costs related to the term loans are recorded as a direct deduction from the carrying amount of the debt. The

F-11

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

balance for debt issuance costs related to the term loans as of December 28, 2019 and December 29, 2018 was approximately $34.1 million and $37.5 million, respectively. Debt issuance costs related to the revolving credit facility are recorded within other long-term assets. The balance for debt issuance costs related to the revolving credit facility as of December 28, 2019 and December 29, 2018 was approximately $0.8 million and $4.2 million, respectively. Debt issuance costs are amortized using the effective interest rate method over the terms of the related long-term obligation, revolving credit agreement, and delayed draw term loan. The Company recognized approximately $6.7 million and $5.4 million of interest expense related to the amortization of these costs during the fiscal years ended December 28, 2019 and December 29, 2018, respectively.

Insurance Programs

The Company self-insures its exposure to professional malpractice and workers’ compensation risk beyond selected retention levels. Reserves are established for estimates of the loss that will ultimately be incurred on claims that have been reported but not paid and claims that have been incurred but not reported. These reserves are established based on consultation with an independent actuary. The actuarial valuations consider a number of factors, including historical claim payment patterns, changes in case reserves and the assumed rate of increase in healthcare costs. Recent trends in industry experience and the Company’s historical experience are the most significant factors in the determination of these reserves. Management believes the use of actuarial methods to account for these reserves provides a consistent and effective way to measure these subjective accruals. However, actual claims incurred may differ from estimates due to changes in the timing of claims reporting, claims payment and settlement practices or claims reserve practices, as well as differences between assumed and actual future cost increases. Accrued unpaid claims and expenses that are expected to be paid within the next twelve months are classified as current liabilities. All other accrued unpaid claims and expenses are classified as long-term liabilities.

Receivables under insured programs represent the portion of the Company’s reserves for professional liability and workers’ compensation losses estimated to be reimbursable under commercial insurance policies. The entities providing loss coverage to the Company are creditworthy commercial insurance companies and the Company believes that such receivables are probable of being collected and that these companies will be able to fully satisfy their obligations under the insurance contracts. Receivables under insured programs that are expected to be paid within the next twelve months are classified as current assets. All other receivables under insured programs are classified as long-term assets.

Income Taxes

The Company uses the asset and liability approach for measuring deferred tax assets and liabilities based on temporary differences existing at each balance sheet date using currently enacted tax rates. The deferred tax calculation requires the Company to make certain estimates about future operations. Deferred tax assets are reduced by a valuation allowance when the Company believes it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized as income or expense in the fiscal year that includes the enactment date.

Management regularly assesses the ability to realize deferred tax assets recorded in the Company’s entities based upon the weight of available evidence, including such factors as the recent earnings history and expected future taxable income. In the event future taxable income is below management’s estimates or is generated in tax jurisdictions different than projected, the Company could be required to increase the valuation allowance for deferred tax assets. This would result in an increase in its effective tax rate.

The Company records liabilities for uncertain income tax positions based on a two-step process. The first step is recognition, where an individual tax position is evaluated as to whether it has a likelihood of greater

F-12

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have less than a 50% likelihood of being sustained, no tax benefit is recorded. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized on ultimate settlement. The actual benefits ultimately realized may differ from the estimates. In future fiscal years, changes in facts, circumstances, and new information may require the Company to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded in income tax expense and liability in the fiscal year in which such changes occur. Any interest or penalties incurred related to unrecognized tax benefits are recorded as a component of the provision for income tax expense.

Net Loss per Share

Basic net loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is calculated by dividing net loss by the diluted weighted average number of common shares outstanding for the period. For the purpose of this calculation, outstanding stock options and unvested deferred restricted stock units are considered potential dilutive common shares.

Share-Based Compensation

The fair value of service-based employee awards is recognized as compensation expense on a straight-line basis over the requisite service fiscal year of the award. The fair value of performance-based awards is recognized as compensation expense ratably over the service fiscal year of each performance tranche when it is probable that the performance target will be achieved. The fair value of accelerator-based awards is recognized as compensation expense ratably over the derived service fiscal year of each accelerator tranche. The fair value of the service stock-based awards is determined using the Black-Scholes option pricing model. The fair value of the performance and accelerator stock-based awards are determined using the Monte Carlo option pricing model.

Determining the fair value of options at the grant date requires judgment, including estimating the expected term and the associated volatility. The estimated fair value of the Company’s stock is determined by management, using input from third-party valuations of common stock. The Company has elected to account for forfeitures as they occur rather than apply an estimated forfeiture rate to share-based compensation expense. See Note 11 – Shareholders’ Equity and Share-Based Compensation for additional information on the Company’s stock-based awards.

Fair Values of Financial Instruments

Certain assets and liabilities are recorded at fair value in accordance with U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company uses a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1 – Quoted market prices in active markets for identical assets and liabilities.

F-13

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

Level 2 – Observable inputs other than quoted market prices in Level 1, such as quoted market prices for markets that are not active or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, including certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs

See Note 8 – Fair Value Measurements for additional details of the Company’s fair value measurements.

Derivative Financial Instruments

The Company may from time to time utilize derivative financial instruments to reduce interest rate risk. The Company does not hold or issue derivative financial instruments for trading purposes.

Branch and Regional Administrative Expenses

Branch and regional administrative expenses are administrative costs incurred in the branches and regional offices to administratively support the provision of clinical care to patients. These costs include the compensation of branch and regional leaders, recruiting, scheduling, and rent, among other things.

Corporate Expenses

Corporate expenses include costs to support the branches and regions including corporate headquarters, corporate payroll, billing and collections, corporate facilities, corporate people services, corporate information technology, and corporate related professional services necessary to support field operations.

Marketing Costs

The Company expenses marketing costs as incurred. Marketing expense for the fiscal years ended December 28, 2019 and December 29, 2018 was $5.7 million and $3.6 million, respectively.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in shareholders’ equity that result from transactions and economic events other than those with shareholders. There was no difference between net loss and comprehensive loss presented in the accompanying consolidated financial statements for the fiscal years ended December 28, 2019 and December 29, 2018.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of patient accounts receivable. Should government agencies suspend or significantly reduce contributions to government insurance programs, the Company’s ability to collect its receivables would be adversely affected. The Company’s exposure to credit risk with respect to its remaining receivables is limited due to the large number of state Medicaid and Medicaid Managed Care Organization payers.

The Company is also subject to credit risk due to the variable interest rates on its term loan obligations. As a result, the Company has entered into an interest cap and two interest rate swap agreements to limit its exposure to the risk on the variable rate debt. See Note 9 – Derivative Financial Instruments for further details on the interest rate derivative instruments.

F-14

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company maintains its cash in bank deposit accounts with major financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Segments

The Company’s operating segments have been identified based upon how management has organized the business by services provided to customers and how the chief operating decision maker (“CODM”) manages the business and allocates resources, consistent with the criteria in ASC 280, Segment Reporting. The Company has two operating segments and two reportable segments, Private Duty Services (“PDS”) and Medical Solutions (“MS”).

All of the Company’s identifiable assets are located in the United States, which is where the Company is domiciled. The Company does not have revenue outside the United States. See Note 16 – Segment Information for additional information on the Company’s segments.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. In addition, a lessee is required to record (i) a right-of-use asset and a lease liability on its balance sheet at the lease commencement date for all leases with accounting lease terms of more than 12 months regardless of whether it is an operating or financing lease and (ii) lease expense in its consolidated statement of operations for operating leases and amortization and interest expense in its consolidated statement of operations for financing leases. Leases with a term of 12 months or less may be accounted for similar to prior guidance for operating leases today. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), which added an optional transition method that allows companies to adopt the standard as of the beginning of the year of adoption as opposed to the earliest comparative period presented. The ASU was effective for annual fiscal years beginning after December 15, 2018, and interim periods therein, with early adoption permitted. The standard requires a modified retrospective transition method, with the option to elect a package of practical expedients. The Company adopted ASC 842 effective December 30, 2018 using the modified retrospective transition method. Under this method, financial statements for periods after the adoption date are presented in accordance with ASC 842 and prior-period financial statements continue to be presented in accordance with ASC 840, the accounting standard originally in effect for such periods.

Upon its adoption of ASC 842, the Company recognized right-of-use assets of $42.3 million and operating lease liabilities of $48.0 million for all leases with lease terms of more than 12 months. At that time, the remaining deferred rent was removed from the consolidated balance sheet as part of the initial recording of the right-of-use asset. There was a $0.2 million increase to accumulated deficit as a result of the Company’s adoption of the new lease guidance.

Management exercised judgment in the adoption of the new leasing standard, including the determination of whether a financial arrangement includes a lease and in determining the appropriate discount rates to be applied to leases. When available, the Company used the implicit discount rate in the lease contract to discount lease payments to present value. If an implicit discount rate was not available in the lease contract, the Company used its incremental borrowing rate. The Company elected to apply the package of practical

F-15

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expedients permitted under the transition guidance to its entire lease portfolio as of December 30, 2018. As a result, the Company was not required to reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases and (iii) whether the initial direct costs for any existing leases met the new definition of initial direct costs at the initial application date. In addition, the Company has elected the practical expedients that allow leases with initial terms of 12 months or less to be omitted from the consolidated balance sheets, which are expensed on a straight-line basis over the life of the lease. The Company has elected not to separate lease and non-lease components from future leases.

The Company’s future commitments under lease obligations and additional disclosures are summarized in Note 12 – Leases.

In March 2016, the FASB issued ASU 2016-05, Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships (a consensus of the FASB Emerging Issues Task Force), which clarifies that a change in the counterparty to a derivative instrument that has been designated as a hedging instrument does not, in and of itself, require dedesignation of that hedging relationship. As the Company does not apply hedge accounting to its derivative financial instruments, the ASU did not have an impact to the consolidated financial statements. In March 2016, the FASB also issued ASU 2016-06, Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments (a consensus of the FASB Emerging Issues Task Force), which clarifies that an assessment of whether an embedded contingent call (put) option is clearly and closely related to the debt host requires only an analysis of a four-step decision sequence. As none of the Company’s derivative financial instruments include such options, the ASU did not have an impact to the consolidated financial statements. The Company adopted both standards effective December 29, 2018.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides specific guidance on eight cash flow classification issues not specifically addressed by U.S. GAAP. The ASU is effective for annual fiscal years beginning after December 15, 2017, and interim periods therein, with early adoption permitted. The standard requires a retrospective transition method unless impracticable. In such a case, a prospective transition method is appropriate. The Company adopted this standard retrospectively effective on December 31, 2017, and the adoption of this standard did not materially affect the Company’s consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which expands and refines hedge accounting for both financial and non-financial risk components, aligns the recognition and presentation of the effects of hedging instruments and hedge items in the financial statements, and includes certain targeted improvements to ease the application of current guidance related to the assessment of hedge effectiveness. The ASU was effective for annual fiscal years beginning after December 15, 2018, and interim periods therein. The Company adopted this standard effective December 30, 2018, and the adoption of this standard did not materially affect the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract in order to provide additional guidance on the accounting for costs of implementation activities performed in a cloud computing arrangement that is a service contract. This is an amendment to ASU 2015-05, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain

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by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

internal-use software. The ASU is effective for annual fiscal years beginning after December 15, 2019, and interim periods therein. The Company early adopted this standard effective December 31, 2017 on a prospective basis. The Company capitalized $5.6 million and $1.9 million of software implementation costs during the fiscal years ended December 28, 2019 and December 29, 2018, respectively, and recorded amortization expense of $0.7 million during the fiscal year ended December 28, 2019. There was no amortization expense during the fiscal year ended December 29, 2018.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. Under the new standard, entities holding financial assets and net investment in leases that are not accounted for at fair value through net income are to be presented at the net amount expected to be collected. An allowance for credit losses will be a valuation account that will be deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. The ASU is effective for annual periods beginning after December 15, 2019, and interim periods therein, with early adoption permitted. The Company adopted this standard effective December 29, 2019, and the adoption of this standard did not materially affect the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Changes to the Disclosure Requirements for Fair Value Measurement, to amend the disclosure requirements related to fair value measurement. These amendments include, but are not limited to, additional disclosures related to the rollforward for Level 3 fair value measurements. The ASU is effective for annual fiscal years beginning after December 15, 2019, and interim periods therein. The Company adopted this standard effective December 29, 2019, and the adoption of this standard did not materially affect the Company’s consolidated financial statements.

In December 2018, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and improves consistent application by clarifying and amending existing guidance. The ASU is effective for annual fiscal years beginning after December 15, 2020, and interim periods within. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard.

3.	REVENUE

In May 2014, the FASB and the International Accounting Standards Board issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires companies to exercise more judgment and recognize revenue using a five-step process. The Company adopted ASU 2014-09 using the modified retrospective method for all contracts effective December 31, 2017 and is using a portfolio approach to group contracts with similar characteristics and analyze historical cash collection trends. Modified retrospective adoption requires entities to apply the standard retrospectively to the most current period presented in the financial statements, requiring the cumulative effect of the retrospective application as an adjustment to the opening balance of retained earnings at the date of initial application. Prior periods have not been adjusted. No cumulative-effect adjustment in retained earnings was recorded as the adoption of ASU 2014-09 had no impact on the Company’s reported historical revenue.

The adoption of ASU 2014-09 had no impact on the Company’s net revenue. The adoption of ASU 2014-09 had no impact on the Company’s accounts receivable as it was historically recorded net of contractual

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Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

allowances and discounts. At December 28, 2019 and December 29, 2018, estimated explicit and implicit price concessions of $44.3 million and $39.2 million, respectively, had been recorded as reductions to accounts receivable balances to enable the Company to record revenues and accounts receivable at the estimated amounts the Company expected to collect. The adoption of ASU 2014-09 did not have a significant impact on the Company’s consolidated statements of operations.

The Company evaluated the nature, amount, timing and uncertainty of revenue and cash flows using the five-step process provided within ASU 2014-09.

Revenue is primarily derived from pediatric healthcare services to patients, including private duty nursing and therapy services (“patient revenue”) and from the delivery of durable medical equipment and nutritional products to patients (“product revenue”). The services provided by the Company have no fixed duration and can be terminated by the patient or the facility at any time, and therefore, each treatment is its own stand-alone contract. Incremental costs of obtaining a contract are expensed as incurred due to the short-term nature of the contracts.

Services ordered by a healthcare provider in an episode of care are not separately identifiable and therefore have been combined into a single performance obligation for each contract. The Company recognizes revenue as its performance obligations are completed. For patient revenue, the performance obligation is satisfied over time as the customer simultaneously receives and consumes the benefits of the healthcare services provided. For product revenue, the performance obligation is satisfied at the point in time upon delivery to the patient. The Company recognizes revenue equally over the number of treatments provided in a single episode of care. Typically, patients and third-party payers are billed within several days of the service being performed, and payments are due based on contract terms.

The Company disaggregates revenue from contracts with customers by geographic location and by payer within each of the Company’s lines of business.

The Company’s lines of business can generally be classified into the following categories: private duty nursing, employer of record, therapy, and Medical Solutions.

Private Duty Nursing (“PDN”). The PDN business includes a broad range of pediatric and adult healthcare services including nursing, rehabilitation services, and occupational nursing in schools.

Employer of Record Support Services (“EOR”). The EOR business provides respite healthcare services, which are temporary care provider services provided in relief of the patient’s normal caregiver.

Therapy. The therapy business provides therapy, autistic and other behavioral services.

Medical Solutions. The MS business includes the delivery of durable medical equipment and nutritional products to patients.

Other Revenue. The Company provides financial management services in order to assist the family and patient by coordinating the reimbursement of authorized medical expenses between certain state-contracted non-profit programs and the family and patient. Other revenue represents the monthly fee earned by the Company for providing these services.

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Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents total revenue attributed to each line of business (in thousands):

	Year Ended December 28, 2019	Year Ended December 29, 2018
Private duty nursing	$1,066,958	$1,010,747
EOR	112,016	46,584
Therapy	90,267	96,091
Medical Solutions	112,877	98,659

Patient service revenue	1,382,118	1,252,081
Other revenue	1,947	1,592

Net revenue	$1,384,065	$1,253,673

The PDN, EOR and therapy businesses as well as the other revenue in the table above comprise the Company’s PDS reportable segment. The MS business in the table above is a standalone reportable segment.

For the PDN, therapy, and MS businesses, the Company receives payments from the following sources for services rendered: (i) state governments under their respective Medicaid programs (“Medicaid”); (ii) Managed Care providers of state government Medicaid programs (“Medicaid MCO”); (iii) commercial insurers, (iv) other government programs including Medicare and Tricare (“Medicare”); and (v) individual patients. For the EOR business, the Company receives payments from Medicaid MCO providers only. As the period between the time of service and time of payment is typically one year or less, the Company elected the practical expedient under ASC 606-10-32-18 and did not adjust for the effects of a significant financing component.

The Company determines the transaction price based on established billing rates reduced by contractual adjustments and discounts provided to third-party payers and implicit price concessions. Contractual adjustments and discounts are based on contractual agreements, discount policies and historical experience. For the PDN, therapy, and MS businesses, implicit price concessions are based on historical collection experience. Implicit price concessions are insignificant in the EOR business. For the PDN, therapy, and MS businesses, most contracts contain variable consideration. However, it is unlikely a significant reversal of revenue will occur when the uncertainty is resolved, and therefore, the Company has included the variable consideration in the estimated transaction price. There is no significant variable consideration in EOR contracts. The Company did not record any bad debt expense for the years ended December 28, 2019 and December 29, 2018.

The Company derives a significant portion of its revenue from Medicaid, Medicaid MCO, and other government payers that receive discounts from established billing rates. The regulations and various managed care contracts under which these discounts must be estimated are complex, subject to interpretation and adjustment. Management estimates the transaction price on a payer-specific basis given its interpretation of the application regulations or contract terms. The services authorized and provided and related reimbursement are often subject to interpretation that could result in payments that differ from the Company’s estimates. Additionally, updated regulations and contract negotiations occur frequently, necessitating regular review and assessment of the estimation process by management.

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Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents patient service revenue by payer type and as a percentage of revenue for the years ended December 28, 2019 and December 29, 2018 (in thousands):

	Year Ended December 28, 2019		Year Ended December 29, 2018
	Revenue	Ratio	Revenue	Ratio
Medicaid MCO	$785,043	56.8%	$653,586	52.2%
Medicaid	406,343	29.4%	393,154	31.4%
Commercial	152,033	11.0%	165,275	13.2%
Medicare	34,553	2.5%	35,058	2.8%
Self-pay	4,146	0.3%	5,008	0.4%

Patient service revenue	$1,382,118	100.0%	$1,252,081	100.0%

4.	ACQUISITIONS

Acquisitions During the Year Ended December 28, 2019

On August 18, 2019, the Company acquired 100% of the membership interests in Home Health Care of Northern Nevada, LLC (“HHNV”) for cash consideration of $1.0 million. HHNV specializes in care-taking services such as nursing services, certified home health aide, and medical social work.

Acquisitions During the Year Ended December 29, 2018

On July 1, 2018, the Company acquired 100% of the membership interests in Premier Healthcare Services, LLC (“Premier”). Premier provides in-home and center-based care to medically fragile children and adults. Services include pediatric skilled nursing, therapy services, and unskilled respite care with primary operations in California. Total consideration for the transaction was $258.1 million of which $212.5 million was paid in cash at closing. Total consideration included $45.6 million of contingent consideration recognized at the acquisition date. Per the purchase agreement, the Company would pay the sellers of Premier up to an additional $50.0 million based on the outcome of legislation proposed by the state of California that would increase the hourly clinical rate received. The fair value at the acquisition date for the contingent consideration was determined by assessing the probabilities of the most likely outcomes of the legislation.

To fund the Premier acquisition, the Company received equity contributions totaling $54.4 million and entered into an amendment to an existing credit facility totaling $159.8 million, net of deferred financing fees of $11.2 million. The proceeds were used to pay the cash consideration paid at closing, costs and expenses incurred by the sellers in connection with the transaction of $23.7 million, and repayment of $26.2 million of Premier indebtedness. To fund the contingent consideration, the Company entered into a delayed draw term loan amendment. The delayed draw term loan allows the Company to obtain up to an additional $50.0 million. The Company recorded $3.3 million of deferred financing fees related to the delayed draw term loan which is recorded within other long-term assets in the accompanying consolidated balance sheets. See Note 7 – Long-Term Obligations for further details regarding the Company’s long-term obligations and the delayed draw term loan associated with the transaction.

For all acquisitions, the Company recorded tangible and intangible assets acquired and liabilities assumed in the transaction under the acquisition method of accounting. The consideration was allocated to the assets acquired and liabilities assumed based on their fair values as of each transaction’s respective closing date and are subject to change within the measurement period, which does not exceed twelve months after the closing date. The Company allocated any excess purchase price over the fair value of the net tangible and intangible assets acquired and liabilities assumed to goodwill.

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Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company used the income approach to determine the estimated fair value of the trade names. This approach determined fair value by estimating the after-tax cash flows attributable to an identifiable intangible asset over its useful life and then discounting these after-tax cash flows back to a present value. The Company based its revenue assumptions on estimates of relevant market sizes, expected market growth rates and healthcare trends, such as payer rates and patient volumes. The Company based the discount rate used to arrive at a present value as of the date of acquisition on the time value of money.

The Company utilized the with or without approach to determine the estimated fair value of non-compete agreements. This approach determines fair value by estimating the impact to the business of the related individual if the non-compete agreement did not exist.

The Company utilized the cost approach to determine the estimated fair value of licenses. The cost approach calculates fair value by calculating the cost to acquire a license in the private-duty nursing industry in each state the Company operates. The Company calculated the replacement cost based on average incurred costs to acquire a license in each location.

The purchase price allocation as of the acquisition date, reflecting measurement period adjustments made during the 2019 fiscal year, is as follows (amounts in thousands):

Entity (or Transaction) Date	Premier 7/1/2018	HHNV 8/18/19
Cash consideration	$212,473	$957
Contingent consideration	45,600	—

Total	$258,073	$957

Cash, cash equivalents, and restricted cash	$2,505	$—
Patient accounts receivable	24,753	56
Prepaid expenses	400	—
Other current assets	3,222	—
Property and equipment	996	—
Intangible assets – licenses	12,449	390
Intangible assets – trade names	3,800	8
Receivables under insured programs	5,235	—
Deferred tax asset	1,073	—
Other long-term assets	2,876	—
Accounts payable	(1,485)	—
Accrued payroll and employee benefits	(9,065)	(46)
Other current liabilities	(2,114)	—
Long-term insurance reserves	(5,498)	—
Other long-term liabilities	(322)	—

Total identifiable net assets	38,825	408

Goodwill	219,248	549

Total	$258,073	$957

The goodwill recognized is attributable to the excess of the purchase price of its acquisition over the fair value of identifiable net assets acquired, including other identified intangible assets. Goodwill of $222.8 million related to the Premier acquisition and $0.5 million related to the HHNV acquisition is deductible for tax purposes as of the transaction date. Goodwill is primarily attributable to expected synergies resulting from the transactions.

The acquisitions were accounted for as a purchase business combination as defined by FASB Topic 805 – Business Combinations. Any subsequent material changes to the purchase price allocation were recorded

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Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

with a corresponding adjustment to goodwill by the Company in its consolidated financial statements during the fiscal year in which it determined the amounts.

The fair value of the assets acquired in the Premier acquisition includes patient accounts receivable of $24.8 million and receivables under insured programs of $5.2 million. The gross amount due under contracts for patient accounts receivable is $27.1 million, of which $2.3 million is expected to be uncollectible. The gross amount due under contracts for receivables under insured programs is $5.2 million, of which all is expected to be collectible

During the fiscal years ended December 28, 2019 and December 29, 2018, the Company incurred approximately $0.2 million and $6.9 million, respectively, in transaction costs related to the above transactions. These costs are included in acquisition-related costs in the accompanying consolidated statements of operations. In addition to costs related to the acquisitions described above, acquisition-related costs for the fiscal years ended December 28, 2019 and December 29, 2018, include costs of $22.5 million and $8.7 million, respectively, related to a terminated acquisition.

Pro Forma Financial Information

HHNV and Premier have been included in the Company’s consolidated financial statements since the respective acquisition dates. The following pro forma financial information presents the Company’s operating results as if the Premier acquisition had occurred on December 31, 2017 (amounts in thousands):

Year Ended December 29, 2018
(unaudited)
Pro forma revenue	$1,344,000
Pro forma net loss	$(72,117)

Pro forma information for the HHNV acquisition has not been included as it is not material. The pro forma financial information above adjusts for the effects of material business combination items, including depreciation and amortization of acquired assets and interest expense and the corresponding income tax effects of each. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the operating results of the Company that would have been achieved had the Premier acquisition actually taken place on December 31, 2017. In addition, these results are not intended to be a projection of future results and do not reflect events that may occur after the acquisition, including, but not limited to, revenue enhancements, cost savings or operating synergies that the combined company may achieve as a result of the acquisition.

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Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	GOODWILL AND INTANGIBLE ASSETS, NET

The following table summarizes changes in goodwill by segment during the fiscal years ended December 28, 2019 and December 29, 2018 (amounts in thousands):

	PDS	MS	Total
Goodwill:
Balance at December 30, 2017, net(1)	$872,365	$133,864	$1,006,229
Additions	219,153	—	219,153
Measurement adjustments	38	—	38

Balance at December 29, 2018, net(1)	1,091,556	133,864	1,225,420
Additions	549	—	549
Measurement adjustments	95	—	95

Balance at December 28, 2019, net(1)	$1,092,200	$133,864	$1,226,064

(1)	Goodwill balance is net of $153.4 million accumulated impairment losses for PDS and $88.0 million accumulated impairment losses for MS.

See Note 4 – Acquisitions for further details on additions to goodwill and intangible assets, net.

The following tables summarize the changes in intangible assets during the fiscal years ended December 28, 2019 and December 29, 2018 (amounts in thousands):

	December 28, 2019
	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net
Definite-lived intangibles assets:
Trade names	$12,605	$(11,650)	$—	$955
Non-compete agreements	7,265	(5,405)	—	1,770

Total definite-lived intangible assets	19,870	(17,145)	—	2,725

Indefinite-lived intangibles assets:
License	48,976	—	(2,641)	46,335

Total indefinite-lived intangible assets	48,976	—	(2,641)	46,335

Internal-use software	5,901	(662)	—	5,239

Total intangible assets	$74,747	$(17,807)	$(2,641)	$54,299

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Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 29, 2018
	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net
Definite-lived intangibles assets:
Trade names	$12,597	$(9,747)	$—	$2,850
Non-compete agreements	7,265	(3,832)	—	3,433

Total definite-lived intangible assets	19,862	(13,579)	—	6,283

Indefinite-lived intangibles assets:
License	48,586	—	(1,530)	47,056

Total indefinite-lived intangible assets	48,586	—	(1,530)	47,056

Total intangible assets	$68,448	$(13,579)	$(1,530)	$53,339

Amortization expense related to the Company’s intangible assets was $4.2 million and $4.6 million for the fiscal years ended December 28, 2019 and December 29, 2018, respectively. All impairment charges incurred in fiscal years ended December 28, 2019 and December 29, 2018 are related to the Company’s PDS reportable segment.

The estimated aggregate amortization expense related to intangible assets for each of the next five years subsequent to December 28, 2019 and thereafter is as follows (amounts in thousands):

Years Ending:	Definite-Lived	Internal-Use Software
January 2, 2021	$2,431	$803
January 1, 2022	294	1,044
December 31, 2022	—	801
December 30, 2023	—	504
December 28, 2024	—	397
Thereafter	—	1,690

Total	$2,725	$5,239

6.	DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

Additional information regarding certain balance sheet accounts is presented below as of December 28, 2019 and December 29, 2018 (amounts in thousands):

	December 28, 2019	December 29, 2018
Other current assets:
Prepaid taxes	$1,915	$—
Tax receivable	—	8,159
Other	6,642	6,830

	$8,557	$14,989

Other current liabilities:
Refunds payable	$14,886	$12,093
Tax refund due to seller	8,180	8,180
Other	3,416	5,382

	$26,482	$25,655

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Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	LONG-TERM OBLIGATIONS

Long-term obligations and note payable consisted of the following as of December 28, 2019 and December 29, 2018 (amounts in thousands):

	Stated Maturity Date	Contractual Interest Rate(1)	Interest Rate as of December 28, 2019	December 28, 2019	December 29, 2018
Term loan – First Lien Term Loan	03/2024	L + 4.25%	5.95%	$568,913	$576,225
Term loan – First Lien Term Loan Amendment	03/2024	L + 5.5%	7.20%	219,342	171,000
Subordinated term loan – Second Lien Term Loan	03/2025	L + 8.0%	9.70%	240,000	240,000
Revolver	03/2022	L + 4.25%	5.95%	31,500	—
Note payable – finance agreement	09/2020	3.65%	3.40%	2,027	2,700

Total principal amount of term loans and note payable				$1,061,782	$989,925
Less: unamortized deferred financing costs				(34,136)	(37,486)

Total amount of term loans and note payable, net of unamortized deferred financing costs				$1,027,646	$952,439
Less: current portion of term loans and note payable				(10,087)	(9,405)

Total amount of long-term term loans and note payable, net of unamortized deferred financing costs				$1,017,559	$943,034

(1)	L = one-month LIBOR

Scheduled future maturities of term loans and notes payable for each of the next five years subsequent to December 28, 2019 are as follows (amounts in thousands):

Years Ending:
January 2, 2021	$10,087
January 1, 2022	8,060
December 31, 2022	39,560
December 30, 2023	8,060
December 28, 2024	996,015
Thereafter	—

Total	$1,061,782

Credit Agreements

On March 16, 2017, Aveanna Healthcare, LLC (the “Borrower”) entered into first and second lien credit agreements with several lending institutions. Under the first lien credit agreement, the lenders made available a $585.0 million term loan (“First Lien Term Loan”) and a $75.0 million revolving credit facility (“Revolver”). Under the second lien credit agreement, the lender made available a $240.0 million term loan (“Second Lien Term Loan”).

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Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the First Lien Term Loan, the Company can elect, at its option, the applicable interest rate for borrowings using a variable interest rate based on either LIBOR or a prime or federal funds rate (“Annual Base Rate” or “ABR”), plus an applicable margin. LIBOR loans under the First Lien Term Loan accrue interest at a rate equal to LIBOR plus 4.25%, with minimum LIBOR per annum of 1.00%. Annual Base Rate loans under the First Lien Term Loan accrue interest at the Applicable Margin (3.25%) plus the Annual Base Rate equal to the highest of (i) the Prime Rate or (ii) the Federal Funds Effective Rate plus one-half of 1% with the minimum ABR of 2.00% per year. The Company’s borrowings are priced at LIBOR rate plus an applicable margin. As of December 28, 2019 and December 29, 2018, the interest rate was 5.95% and 6.59%, respectively.

The First Lien Term Loan requires quarterly principal payments of 0.25% (1.00% annually) of the original principal amount. During the fiscal years ended December 28, 2019 and December 29, 2018, the Company made principal payments of $7.3 million and $4.4 million, respectively. The remaining principal balance is due in full on March 16, 2024. The credit agreement is secured by substantially all of the assets of the Company. Interest expense for the fiscal years ended December 28, 2019 and December 29, 2018 was approximately $40.9 million and $39.3 million, respectively.

On July 1, 2018, the Company entered into a Joinder Agreement and Amendment (the “Amendment”) to its First Lien Term Loan. Under the Amendment, the lenders made available an additional $171.0 million term loan and up to $50.0 million in the form of a delayed draw term loan. In March 2019, the Company drew $50.0 million under the delayed draw term loan to pay the outstanding contingent consideration due as part of the Premier acquisition (see Note 4 – Acquisitions for further discussion).

Under the Amendment, the Company can elect, at its option, the applicable interest rate for borrowings using a variable interest rate based on either LIBOR or a prime or federal funds rate (“Annual Base Rate” or “ABR”), plus an applicable margin. LIBOR loans under the First Lien Term Loan accrue interest at a rate equal to LIBOR plus 5.50%, with minimum LIBOR per annum of 1.00%. Annual Base Rate loans under the First Lien Term Loan accrue interest at the Applicable Margin (4.50%) plus the Annual Base Rate equal to the highest of (i) the Prime Rate or (ii) the Federal Funds Effective Rate plus one-half of 1% with the minimum ABR of 2.00% per year. The Company’s borrowings are priced at LIBOR rate plus an applicable margin. As of December 28, 2019 and December 29, 2018, the interest rate was 7.20% and 7.84%, respectively.

The Amendment requires quarterly principal payments of 0.25% (1.00% annually) of the original principal amount beginning the first full fiscal quarter following the closing of the delayed draw term loan. During the fiscal year ended December 28, 2019, the Company made principal payments totaling $1.7 million. There were no principal payments made during the fiscal year ended December 29, 2018. The remaining principal balance is due in full on March 16, 2024. The credit agreement is secured by substantially all of the assets of the Company. Interest expense for the fiscal years ended December 28, 2019 and December 29, 2018 was approximately $18.8 million and $7.7 million, respectively.

Under the Revolver, the Company may request borrowings through March 16, 2022. The Revolver has a maximum availability of $75.0 million, which is reduced by any outstanding letters of credit or swingline loans issued. The Company can elect, at its option, the applicable interest rate for borrowings classified as revolving loans under the Revolver using a variable interest rate based on either LIBOR or an ABR, plus an applicable margin. The applicable interest rate for borrowings classified as swingline loans under the Revolver is the ABR, plus an applicable margin. LIBOR loans under the Revolver accrue interest at a rate equal to LIBOR plus 4.25%, with minimum LIBOR per annum of 1.00%. Annual Base Rate loans under the Revolver accrue interest at the Applicable Margin (3.25%) plus the ABR equal to the highest of (i) the Prime Rate or (ii) the Federal Funds Effective Rate plus one-half of 1% with the minimum ABR of 2.00% per year. The Company’s borrowings are priced at the LIBOR rate plus an applicable margin. As of

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Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 28, 2019 and December 29, 2018, the interest rate was 5.95% and 6.59% for LIBOR loans and 8.00% and 8.75% for ABR loans, respectively. Interest on each LIBOR loan is payable on the last day of each interest period and no more than quarterly. Interest on each ABR loan is payable in arrears on the last business day of March, June, September, and December. For both LIBOR and ABR loans, interest is payable periodically upon repayment, conversion, or maturity.

The Revolver does not require principal payments until maturity. The principal balance is due in full on March 16, 2022. The Revolver also carries an unused commitment fee of 0.5% per year. Interest expense for the fiscal years ended December 28, 2019 and December 29, 2018 was $2.1 million and $0.7 million, respectively.

Issued letters of credit as of December 28, 2019 and December 29, 2018 were $19.7 million and $21.8 million, respectively. There were no swingline loans as of December 28, 2019 and December 29, 2018. The availability on the Revolver was $23.8 million and $53.2 million as of December 28, 2019 and December 29, 2018, respectively. Interest expense for the fiscal years ended December 28, 2019 and December 29, 2018 was approximately $0.9 million and $0.8 million, respectively.

Under the Second Lien Term Loan, the Company can elect, at its option, the applicable interest rate for borrowings using a variable interest rate based on either LIBOR or an ABR, plus an applicable margin. LIBOR loans under the Second Lien Term Loan accrue interest at a rate equal to LIBOR plus 8.00%, with minimum LIBOR per annum of 1.00%. ABR loans under the Second Lien Term Loan accrue interest at the Applicable Margin (7.00%) plus the ABR equal to the highest of (i) the Prime Rate or (ii) the Federal Funds Effective Rate plus 0.5% with the minimum ABR of 2.00% per year.

The Company’s borrowings are priced at the LIBOR rate plus an applicable margin. As of December 28, 2019 and December 29, 2018, the interest rate was 9.70% and 10.34%, respectively. The Second Lien Term Loan does not require principal payments until maturity. The principal balance was $240.0 million and $240.0 million as of December 28, 2019 and December 29, 2018, respectively. Interest expense for the fiscal years ended December 28, 2019 and December 29, 2018 was $26.2 million and $25.3 million, respectively.

The agreements for the First and Second Lien Term Loans, Amendment and the Revolver contain certain financial reporting and other covenants including the maintenance of a consolidated first lien net leverage ratio, as well as restrictions on the Company’s ability to incur additional indebtedness, enter into transactions with affiliates, and pay dividends. The Company was in compliance with all financial covenants and restrictions at December 28, 2019 and December 29, 2018.

Notes Payable

During 2019, the Company entered into a $2.5 million finance agreement for its General and Professional Liability insurance policies at an annual rate of 3.40%, payable monthly, with a maturity date of September 30, 2020. During 2018, the Company entered into a $3.3 million finance agreement for its General and Professional Liability insurance policies at an annual rate of 3.65%, payable monthly, with a maturity date of September 30, 2019.

Bond Issuance and Redemption

On November 27, 2019, the Company issued $560 million aggregate principal amount of Senior Notes due December 15, 2026 (the “2026 Notes”) in connection with a potential acquisition. The interest rate on the 2026 Notes was 9.75% per annum, commencing on December 9, 2019. The Company terminated the potential acquisition on December 20, 2019 and redeemed the bonds in accordance with the Escrow and Security Agreement. Interest expense associated with the 2026 Notes was $2.3 million.

F-27

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company capitalized $4.9 million in costs associated with the issuance of the bonds. As a result of the termination of the transaction, these costs were written off and are included in loss on debt extinguishment on the accompanying consolidated statements of operations

8.	FAIR VALUE MEASUREMENTS

The carrying amounts of cash and cash equivalents, patient accounts receivable, net, accounts payable and accrued expenses, and other current liabilities approximate their fair values due to the short-term maturities of the instruments.

The Company’s other assets and liabilities measured at fair value are as follows (amounts in thousands):

	Fair Value Measurements at December 28, 2019
	Level 1	Level 2	Level 3	Total
Liabilities:
Interest rate swap agreement	$—	$23,743	$—	$23,743

	$—	$23,743	$—	$23,743

	Fair Value Measurements at December 29, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Interest rate cap agreement	$—	$127	$—	$127

	$—	$127	$—	$127

Liabilities:
Interest rate swap agreement	$—	$11,719	$—	$11,719
Contingent consideration	—	50,000	—	50,000
Deferred restricted stock units	—	—	752	752

	$—	$61,719	$752	$62,471

During the fiscal years ended December 28, 2019 and December 29, 2018, there were no transfers between Level 1, Level 2, and Level 3.

The fair values of the interest rate cap and interest rate swap agreements are based on the estimated net proceeds or costs to settle the transactions as of the balance sheet dates. The valuations are based on commercially reasonable industry and market practices for valuing similar financial instruments. See Note 9 – Derivative Financial Instruments for further details on the Company’s interest rate cap and interest rate swap arrangements.

The fair value of the Company’s contingent consideration related to the Premier acquisition that occurred during the fiscal year ended December 29, 2018 is based on the estimated cost to settle the transaction as of the balance sheet dates. The contingent consideration was settled in March 2019 for $50.0 million.

For the annual goodwill impairment test, the Company performs a Step 1 analysis that uses a combination of expected present value of future cash flows (income approach) and comparable public companies (market approach) to determine the fair value of the reporting unit. These approaches use primarily unobservable inputs, including discount, sales growth and EBITDA margin rates, which are considered Level 3 fair value measurements. The fair value analysis takes into account recent and expected operating performance.

F-28

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company’s earnings and cash flows are subject to fluctuations due to changes in interest rates, and the Company seeks to mitigate a portion of this risk by entering into derivative contracts. The derivatives the Company uses are interest rate caps and interest rate swaps. The Company recognizes derivatives as either assets or liabilities at fair value on the accompanying consolidated balance sheets. Changes in the fair value of derivatives not designated as hedging instruments are recorded in earnings throughout the term of the respective derivative.

In connection with the term loans, the Company entered into an interest rate cap agreement to limit its exposure to interest rate risk on its variable rate debt. At December 28, 2019 and December 29, 2018, the aggregate notional amount of the interest rate cap was $475.0 million. There was an immaterial value in the interest rate cap at December 28, 2019 and a value of $0.1 million at December 29, 2018, which is included in other long-term assets on the accompanying consolidated balance sheets. The agreement expires on June 30, 2021. The Company is not applying hedge accounting for these agreements and records all mark-to-market adjustments directly to other expense on the accompanying consolidated statements of operations. The effects of the interest rate cap are being recognized through cash flows from operating activities on the accompanying consolidated statement of cash flows.

In October 2018, the Company entered into two interest rate swap agreements to limit its exposure to interest rate risk on its variable rate debt. At December 28, 2019 and December 29, 2018, the aggregate notional amount of the interest rate swaps was $520.0 million. The fair value of the interest rate swaps at December 28, 2019 and December 29, 2018 was $23.7 million and $11.7 million, respectively, and is included in other long-term liabilities on the accompanying consolidated balance sheets. The agreements expire on October 31, 2023. The Company is not applying hedge accounting for these agreements and records all mark-to-market adjustments and quarterly cash payments directly to other expense on the accompanying consolidated statements of operations. The effects of the interest rate cap are being recognized through cash flows from operating activities on the accompanying consolidated statement of cash flows.

The following gains (losses) from these derivatives not designated as hedging instruments were recognized in the Company’s consolidated statements of operations for the fiscal years ended December 28, 2019 and December 29, 2018 (amounts in thousands):

	Statement of Operations Classification	Year Ended December 28, 2019	Year Ended December 29, 2018
Interest rate cap agreement	Other expense	$(127)	$(113)
Interest rate swap agreements	Other expense	$(12,024)	$(11,719)

The Company does not utilize financial instruments for trading or other speculative purposes.

10.	INCOME TAXES

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (H.R. 1) (the “Tax Act”). The Tax Act includes a number of changes in existing tax law impacting the Company including, among other things, a permanent reduction in the corporate income tax rate from 35% to 21%, a limitation on deductible interest, and the ability to immediately expense certain capital acquisitions. These tax law changes took effect on January 1, 2018. Under ASC 740, the effects of changes in tax rates and laws are recognized in the fiscal year in which the new legislation is enacted.

F-29

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income taxes consisted of the following for the fiscal years ended December 28, 2019 and December 29, 2018 (amounts in thousands):

	Year Ended December 28, 2019	Year Ended December 29, 2018
Current income tax expense (benefit):
Federal	$644	$177
State and local	1,761	942

Total current	$2,405	$1,119

Deferred income tax expense (benefit):
Federal	$(241)	$(4,662)
State and local	(678)	1,030

Total deferred	$(919)	$(3,632)

Total income tax expense (benefit)	$1,486	$(2,513)

A reconciliation of the difference between the federal statutory tax rate and the Company’s effective tax rate for income taxes for the fiscal years ended December 28, 2019 and December 29, 2018 is as follows:

	Year Ended December 28, 2019	Year Ended December 29, 2018
U.S. federal statutory income tax rate:	(21.0)%	(21.0)%
State income taxes, net of federal tax benefit	1.0	3.6
Other nondeductible expenses	1.6	0.5
Uncertain tax positions	0.9	—
Tax rate re-measurement	—	3.3
Deferred balance adjustments	2.0	—
Valuation allowance	17.6	8.5
Other	(0.1)	—

Income tax expense (benefit)	2.0%	(5.1)%

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax.

F-30

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of deferred tax assets and liabilities were as follows as of December 28, 2019 and December 29, 2018 (amounts in thousands):

	December 28, 2019	December 29, 2018
Deferred tax assets:
Contractual adjustments and discounts	$11,231	$9,805
NOL, federal and state	7,344	11,128
Federal tax credits	930	862
Payroll related accruals	10,322	7,784
Intangible assets	22,954	22,806
Interest expense limitation	28,249	11,175
Transaction costs	2,343	5,171
Property and equipment	241	—
Accrued expenses	15,677	3,948
Interest rate swap	5,433	3,148
Other	1,278	1,989

Gross deferred tax assets	106,002	77,816
Less: valuation allowance	(79,287)	(66,429)

Net deferred tax assets	26,715	11,387

Deferred tax (liabilities):
Property and equipment	—	(147)
Goodwill	(14,544)	(11,728)
Lease liabilities	(11,162)	—
Other	(1,841)	(1,263)

Gross deferred tax (liabilities)	(27,547)	(13,138)

Net deferred tax assets (liabilities)	$(832)	$(1,751)

As of December 28, 2019, the Company has federal net operating loss (“NOL”) carryforwards and state NOL carryforwards of $21.1 million and $117.7 million, respectively, which will expire at various dates from 2021 through 2038. As of December 28, 2019, the Company has federal tax credits of $0.9 million which will expire at various dates from 2033 through 2038. Under the Tax Act, the Company’s net operating losses generated in 2018 and beyond cannot be carried back to prior tax years but can be carried forward indefinitely. In 2019, the Company utilized approximately $4.7 million of an existing federal NOL. A valuation allowance was established for a portion of federal and state losses and tax credits as the Company believes it is not more likely than not that all or a portion of these losses will be realized in the near future.

The Tax Act changed interest deductibility limiting the deduction for net interest expense that exceeds 30% of the taxpayer’s adjusted taxable income (“ATI”) for that year. The Tax Act permits an indefinite carryforward of any disallowed business interest. As of December 28, 2019, the Company has $127.8 million of indefinite-lived interest expense carryovers. The deferred tax asset associated with this indefinite-lived interest expense carryover of $28.2 million is fully offset by a valuation allowance as the Company believes the benefit of this attribute carryover is not more likely than not to be realized in the future.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Annually, the Company assesses the future realization of the tax benefit of its existing deferred tax assets and determines whether a valuation allowance is needed. Based on the Company’s assessment, it is more

F-31

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

likely than not that a portion of the deferred tax assets will not be realized in the future. As a result, the Company recorded a valuation allowance of $79.3 million against its deferred tax assets at December 28, 2019. The valuation allowance increased by $12.9 million from the $66.4 million valuation allowance recorded as of December 29, 2018. The increase is primarily related to current year operations, offset by the release of valuation allowance as a result of the Tax Act. The Company will maintain the valuation allowance until an appropriate level of profitability is sustained or the Company is able to develop prudent and feasible tax planning strategies that enable management to conclude that deferred tax assets are realizable. The following table summarizes changes in the valuation allowance as of December 28, 2019 and December 29, 2018 (amounts in thousands):

	December 28, 2019	December 29, 2018
Beginning of year balance	$66,429	$61,633
Valuation allowance recorded through purchase accounting	—	1,073
Change in valuation allowance due to federal rate change	—	(1,638)
Increase in valuation allowance	12,858	5,361

End of year balance	$79,287	$66,429

In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. Currently, the Company is under examination by the Internal Revenue Service for tax years 2016 and 2017. The Company is open to future tax examination under statute from 2017 to the present; however, carryforward attributes that were generated prior to 2009 may still be adjusted upon examination by federal, state or local tax authorities if they either have been or will be used in a future period.

Uncertain Tax Positions

At December 28, 2019 and December 29, 2018, the total unrecognized tax benefits were $3.9 million and $0.3 million, respectively, and accrued interest and penalties were $0.1 million for both periods. The Company recognizes interest accrued related to unrecognized tax benefits in income tax expense. If the Company were to prevail on all unrecognized tax benefits recorded, $0.7 million of the amount would affect the overall effective tax rate. The Company does not expect any portion of the unrecognized tax benefits to become recognized within the next 12 months. A reconciliation of the beginning and ending gross amounts of the Company’s uncertain tax positions for the years ended December 28, 2019 and December 29, 2018 is as follows (amounts in thousands):

	December 28, 2019	December 29, 2018
Beginning of year balance	$308	$308
Increases in current period tax positions	749	—
Increases in prior period tax positions	2,888	—

End of year balance	$3,945	$308

11.	SHAREHOLDERS’ EQUITY AND SHARE-BASED COMPENSATION

On March 16, 2017, the Company authorized 8,050,000 shares of stock under its stockholder agreement (the “Agreement”).

F-32

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Class A common stock accords one vote to each share of Class A common stock held by the holder on all matters voted upon by the stockholders of the Company. Class B common stock does not accord the holder any voting powers or voting rights. Except for voting power or voting rights, Class A common stock and Class B common stock have the same power, rights, privileges, rank equally, and are identical in all respects.

On March 16, 2017, the Company entered into a stock incentive plan (the “Plan”). In the Plan, the Company authorized the issuance of awards (“Awards”), which are intended to promote long-term growth and profitability of the Company by providing certain personnel an opportunity to acquire an ownership interest in the Company. The Company issued Awards to officers, directors, and employees (individually “Participant”, and collectively, “Participants”) through award agreements between the Company and the Participant.

In accordance with the Plan, an aggregate of no more than 798,439 shares of Class B common stock is reserved for issuance of options and the term of all options granted is ten years. The majority of Awards granted to Participants consist of 50% time-vesting options and 50% performance-vesting options. Time-vesting options vest 20% per year over a period of 5 years, and the only condition to vesting is the passage of time. The related compensation expense is recognized ratably over the required service period. Time-vesting options will fully vest upon the sale of the Company.

Performance-vesting options vest based on the achievement of certain return thresholds to the Company’s shareholders after the occurrence of a liquidity event. A liquidity event is defined as either (1) an Initial Public Offering, (2) a sales of the company, (3) the payment of a cash dividend by the Company in an amount equal to at least 20% of its consolidated equity value, or (4) the payments of a series (whether related or not) of cash dividends by the Company that, in the aggregate, amount to at least 20% of the consolidated equity value of the Company. The related compensation expense is recognized until one of these events occurs or it becomes probable that the event will occur.

The Company also awards accelerator-vesting options, which are subject to the time-based vesting schedule of 20% per year over a period of 5 years and provide additional value to holders, should the Company meet specified return levels to its shareholders.

To determine the fair value of time-vesting options, the Company utilizes a Black-Scholes model. For the fiscal years ended December 28, 2019 and December 29, 2018, the weighted average grant date fair value of time-vesting options granted was $148.74 per share and $58.16 per share, respectively. The assumptions used to value time-vesting options granted during the fiscal years ended December 28, 2019 and December 29, 2018 are as follows:

	Year Ended December 28, 2019	Year Ended December 29, 2018
Risk-free interest rate	2.98%	2.37% - 2.98%
Expected term (in years)	6.0	5.0
Expected volatility	50.00%	50.00 - 52.00%
Expected dividend yield	0.00%	0.00%
Median time to become “at the money”	0.00	0.00 - 1.74
Underlying price per share	$213.61	$53.88 - $213.61
Strike price per share	$100.00	$100.00

To determine the fair value of options with a performance measure, the Company utilizes a Monte Carlo simulation. For the fiscal years ended December 28, 2019 and December 29, 2018, the weighted average grant date fair value of performance-vesting options granted was $120.09 per share and $39.62 per share,

F-33

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

respectively. The assumptions used to value performance-vesting options granted during the fiscal years ended December 28, 2019 and December 29, 2018 are as follows:

	Year Ended December 28, 2019	Year Ended December 29, 2018
Risk-free interest rate	3.05%	2.37% - 3.05%
Expected volatility	50.00%	50.00% - 52.00%
Expected dividend yield	0.00%	0.00%
Underlying price per share	$213.61	$53.88 - $213.61
Strike price per share	$100.00	$100.00

No accelerator-vesting options were granted during the fiscal years ended December 28, 2019 and December 29, 2018.

Compensation expense recorded related to these options for the fiscal years ended December 28, 2019 and December 29, 2018 totaled $1.9 million and $1.5 million, respectively, and is included in corporate expenses in the accompanying consolidated statements of operations.

The Company does not maintain an internal market for its shares, which are rarely traded privately. Accordingly, expected volatility is based on an average of historical volatilities of similar entities’ shares that are publicly traded. The risk-free rate of return used in the valuation models is based on the U.S. treasury yield as of the grant date. The vesting period for time-vesting options is based on expected vesting of most of the participants.

In accordance with the Plan, an aggregate of no more than 15,000 shares of Class B common stock are reserved for settlement of deferred restricted stock units (“Deferred RSUs”). Deferred RSUs fully vest on the grant date and convert to Class B common stock upon the earlier of (1) the sale of the Company or (2) termination of employment. There were no awards granted during the fiscal year ended December 28, 2019.

Based on the nature of the Deferred RSUs, management of the Company has determined the awards, upon grant, have characteristics of a liability and accounts for them as liabilities until the earlier of settlement or when the awards are reclassified to deferred restricted stock units. The value of the unsettled liability awards of $0.8 million was re-measured and recognized in deferred restricted stock units as of December 28, 2019 and other current liabilities as of December 29, 2018 in the accompanying consolidated balance sheets.

As of December 28, 2019 and December 29, 2018, there were 5,000 Deferred RSUs outstanding, all of which were fully vested. The aggregate intrinsic value of the Deferred RSUs is calculated as the positive difference between the prices paid, if any, of the Deferred RSUs and the fair value of the Company’s common stock. The aggregate intrinsic value of the Deferred RSUs that vested during the fiscal year ended December 29, 2018 was $0.6 million. 3,000 Deferred RSUs vested during the fiscal year ended December 29, 2018.

There was no compensation expense related to the Deferred RSUs for the fiscal year ended December 28, 2019. The compensation expense related to these Deferred RSUs for the fiscal year December 29, 2018 totaled $0.6 million. This expense is included in corporate expenses in the accompanying consolidated statements of operations.

F-34

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the Company’s option activity since December 29, 2018:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding at December 29, 2018	692,986	$100.00	9.0	$78,730
Granted	10,750	100.00
Forfeited	(12,524)	100.00

Outstanding at December 28, 2019	691,212	100.00	8.0	78,529

Exercisable at December 28, 2019	216,780	$100.00	7.9	$24,628
Vested and expected to vest at December 28, 2019	691,212	$100.00	8.0

There were no options exercised during the fiscal years ended December 28, 2019 or December 29, 2018. The weighted-average grant-date fair value of options granted during the fiscal years ended December 28, 2019 and December 29, 2018 is $134.42 per option and $53.00 per option, respectively. The total fair value of options vested during the fiscal years ended December 28, 2019 and December 29, 2018 is $1.7 million and $1.5 million, respectively.

As of December 28, 2019, total compensation expense related to unvested time-vesting options, performance-vesting options, and accelerator-options not yet recognized was $3.8 million, $3.0 million, and $0.7 million, respectively. The weighted-average period over which this expense is expected to be recognized is 2.37 years and 1.98 years for time-vesting options and accelerator-vesting options, respectively. As of December 28, 2019, the Company does not believe it is probable that the performance target for performance-vesting options will be achieved. Therefore, these options have not yet begun to vest. The weighted-average remaining contractual term for all outstanding and currently exercisable options was approximately 7.9 years as of December 28, 2019.

12.	LEASES

The Company has historically entered into operating leases for local branches, its corporate headquarters, and certain equipment. The Company’s current leases have expiration dates through 2029. Certain of lease arrangements have free rent periods and/or escalating rent payment provisions. Rent is recognized on a straight-line basis over the lease term. Certain of the Company’s leases include termination options and renewal options for periods ranging from one to five years. Because the Company is not reasonably certain to exercise termination options, the options are not considered in determining the lease term, and payments for the full lease term are included in lease payments. Because the Company is not reasonably certain to exercise renewal options, the options are not considered in determining the lease term, and payments associated with the option years are excluded from lease payments. The Company’s leases do not contain material residual value guarantees.

Management exercises judgment in the determination of whether a financial arrangement includes a lease and in determining the appropriate discount rates to be applied to leases. When available, the Company uses the implicit discount rate in the lease contract to discount lease payments to present value. If an implicit discount rate is not available in the lease contract, the Company uses its incremental borrowing rate.

F-35

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts reported in the consolidated balance sheets as of December 28, 2019 for operating leases were as follows (amounts in thousands):

As of December 28, 2019
Operating lease ROU assets	$45,079

Current portion of operating lease liabilities	10,772
Operating lease liabilities, less current portion	41,222

Total operating lease liabilities	$51,994

Lease Costs

The components of lease cost for the year ended December 28, 2019 are as follows (amounts in thousands):

For the Year Ended December 28, 2019
Operating lease cost:
Operating lease cost	$16,846
Impairment of operating lease ROU assets	402

Total operating lease cost	17,248
Variable lease cost	2,518
Short-term lease cost	374

Total lease cost	$20,140

Rent expense under non-cancelable operating leases were approximately $23.0 million for the fiscal year ended December 29, 2018.

Supplemental Information

Information related to the Company’s operating lease ROU assets and related lease liabilities are as follows (dollar amounts in thousands):

Year Ended December 28, 2019
Cash payments of lease liabilities	$(17,735)
ROU assets obtained in exchange for new lease liabilities	17,856
Reduction to ROU assets resulting from reduction to lease liabilities	(723)
Weighted average remaining lease term	5.46 years
Weighted average discount rate	9.54%

F-36

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maturity of Lease Liabilities

Maturities of operating lease liabilities as of December 28, 2019 are as follows (amounts in thousands):

Years Ending:
January 2, 2021	$15,040
January 1, 2022	13,301
December 31, 2022	10,049
December 30, 2023	8,077
December 28, 2024	6,033
Thereafter	16,411

Total undiscounted lease payments	68,912

Less: Imputed interest	(16,918)

Total operating lease liabilities	$51,994

Financing Leases

Financing leases include provisions to purchase the asset at the conclusion of the lease. The Company’s current leases have expiration dates through 2023. The adoption of ASC 842 did not impact the accounting for these leases. Financing assets of $2.8 million are included in property and equipment, net on the consolidated balance sheets as of December 28, 2019. Financing liabilities of $0.8 million and $2.0 million are included in other current liabilities and other long-term liabilities, respectively, on the consolidated balance sheets as of December 28, 2019. There were no financing lease arrangements as of December 29, 2018.

13.	COMMITMENTS AND CONTINGENCIES

Insurance Reserves

As is typical in the healthcare industry, the Company is subject to claims that its services have resulted in patient injury or other adverse effects.

The accrued insurance reserves included in the accompanying consolidated balance sheets include estimates of the ultimate costs, in the event the Company was unable to receive funds from claims made under commercial insurance policies, for claims that have been reported but not paid and claims that have been incurred but not reported at the balance sheet dates. Although substantially all reported claims are paid directly by the Company’s commercial insurance carriers, the Company is ultimately responsible for payment of these claims in the event its insurance carriers become insolvent or otherwise do not honor the contractual obligations under the malpractice policies. The Company is required under U.S. GAAP to recognize these estimated liabilities in its consolidated financial statements on a gross basis; with a corresponding receivable from the insurance carriers reflecting the contractual indemnity provided by the carriers under the related malpractice policies.

The Company maintains commercial insurance coverage on a claim basis for professional malpractice claims with a $500,000 per claim deductible and $1.0 million per claim and annual aggregate limits. In addition, the Company maintains commercial insurance coverage on an occurrence basis for workers’ compensation claims with a $500,000 per claim deductible and $6.0 million per claim and annual aggregate limits.

At December 28, 2019, $68.7 million of insurance reserves were included on the consolidated balance sheets, representing $35.6 million and $33.1 million of reserves for professional malpractice claims and

F-37

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

workers’ compensation claims, respectively. At December 29, 2018, $72.2 million of insurance reserves were included on the consolidated balance sheets, representing $44.1 million and $28.1 million of reserves for professional malpractice claims and workers’ compensation claims, respectively.

Litigation and Other Current Liabilities

On December 24, 2018 Aveanna Healthcare LLC (“Aveanna”) entered into a Stock Purchase Agreement (“the Agreement”) to acquire a pediatric home health company (“Seller”). The agreement contained a provision whereby a $75.0 million transaction termination fee (the “Break-up Fee”) could be payable to the Seller under certain circumstances. On December 20, 2019 Aveanna terminated the Agreement, and the Seller accordingly demanded payment of the Break-up Fee. Management believes the Agreement was terminated for cause and therefore no payment of the Break-up Fee is due to the Seller. The Seller has disputed this assertion. While management believes that litigation over this matter is unlikely at the present time, it is possible that Aveanna and the Seller may in the future pursue claims and counterclaims related to the termination of the Agreement and payment of the Break-up Fee. However, management believes a loss is not probable at this time.

The Company is currently a party to various legal proceedings involving routine litigation incidental to the business. While management currently believes that the ultimate outcome of such proceedings, individually and in the aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. Management has established provisions within other current liabilities in the accompanying consolidated balance sheet, which in the opinion of management adequately provide for losses that may occur from asserted claims related to the provision of professional services and which may not be covered by the Company’s insurance policies. If a material unfavorable ruling on any asserted or unasserted claim were to occur, there exists the possibility of a material adverse impact on the Company’s net earnings or financial position. The estimate of the potential impact from legal proceedings on the Company’s financial position or overall results of operations could change in the future.

Healthcare Regulatory Matters

On October 30, 2019 the Company received a grand jury subpoena (“Subpoena”) issued by the U.S. Department of Justice, Antitrust Division (“the Antitrust Division”) requiring the production of documents and information pertaining to nurse wages and hiring activities in two of its local markets that account for approximately 3% of the Company’s revenue which does not represent a significant portion of revenue or operating income. The Company is fully cooperating with the Antitrust Division with respect to this investigation, and management believes this matter is unlikely to materially impact the business, results of operations or financial condition. However, based on the information currently available to the Company, management cannot predict the timing or outcome of this investigation and an adverse outcome in this matter could be material to results of operations or cash flows for any particular reporting period.

Laws and regulations governing the government payer programs are complex and subject to interpretation. Compliance with such laws and regulations can be subject to future governmental review and interpretation as well as significant regulatory action. From time to time, governmental regulatory agencies conduct inquiries and audits of the Company’s practices. It is the Company’s practice to cooperate fully with such inquiries. In addition to laws and regulations governing the Medicaid, Medicaid Managed Care, and Tricare programs, there are a number of federal and state laws and regulations governing such matters as the corporate practice of medicine, fee splitting arrangements, anti-kickback statues, physician self-referral laws, false or fraudulent claims filing and patient privacy requirements. Failure to comply with any such laws or regulations could have an adverse impact on the Company’s operations and financial results. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company believes that it is in material compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of wrongdoing.

14.	EMPLOYEE BENEFIT PLANS

The Company and its subsidiaries sponsor several defined contribution retirement plans, which qualifies under Section 401(k) of the Internal Revenue Code (the “Code”), covering substantially all employees. Certain of the Company’s retirement plans require or allow for contributions by the Company. Company contributions to the plans were approximately $3.7 million and $1.7 million for the fiscal years ended December 28, 2019 and December 29, 2018 and are included in cost of patient service, excluding depreciation and amortization, branch expenses, and corporate expenses in the accompanying consolidated statements of operations. Effective January 1, 2018, the Company merged its various plans into one amended plan.

15.	RELATED PARTY TRANSACTIONS

The Company has entered into advisory services agreements with shareholders of the Company (the “Management Agreements”). Under these agreements, the shareholders provide general and strategic advisory services and are paid a quarterly management fee plus out of pocket expenses. The Company incurred $3.3 million and $3.2 million of management fees and expenses during the fiscal years ended December 28, 2019 and December 29, 2018, respectively, which is included in corporate expenses in the accompanying consolidated statements of operations. As of December 28, 2019 and December 29, 2018, there were no amounts due by the Company in connection with the advisory services agreements described above.

In connection with the due diligence for acquisitions, a shareholder provided strategic advisory services of $0.3 million and $2.3 million for the fiscal years ended December 28, 2019 and December 29, 2018, which is included in acquisition-related costs in the accompanying consolidated statements of operations. Amounts due by the Company in connection with the due diligence described above totaled $2.4 million and $2.3 million as of December 28, 2019 and December 29, 2018, respectively, which amounts were included in accounts payable and other accrued liabilities on the consolidated balance sheets.

One of the Company’s shareholders has an ownership interest in a revenue cycle vendor used by the Company for eligibility and clearinghouse billing services. For the fiscal years ended December 28, 2019 and December 29, 2018, the Company incurred $0.4 million and $0.3 million of expenses, which is included in corporate expenses in the accompanying consolidated statements of operations. There were immaterial amounts due by the Company in connection with the expenses described above as of December 28, 2019 and December 29, 2018, which amounts were included in accounts payable and other accrued liabilities on the consolidated balance sheets.

One of the Company’s executives is party to an aircraft lease and services agreement with a private jet management services provider. Pursuant to the agreement, the provider maintains and operates an aircraft owned by the Company’s executive for on-demand charter flights for which the Company’s executive is compensated. From time to time, management engages the provider for use of the aircraft owned by the Company’s executive for business related travel. For the fiscal years ended December 28, 2019 and December 29, 2018, the Company incurred $0.3 million and $0.1 million of expenses, which is included in corporate expenses in the accompanying consolidated statements of operations. There were $0.1 million due by the Company in connection with the expenses described above as of December 28, 2019, which amounts were included in accounts payable and other accrued liabilities on the consolidated balance sheets. As of December 29, 2018, there were no amounts due by the Company in connection with the expenses described above.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Management Agreement provides that if the Company consummates a “subsequent transaction,” which includes, among other things, financings, debt or equity offerings, and acquisitions, then the Company must pay the shareholders an aggregate fee in connection with such transaction in an amount equal to 1% of the gross transaction value. Such fee is payable only in respect of a subsequent transaction with a value that equals or exceeds $25.0 million. Also, the Management Agreement provides that, upon the successful completion of an initial public offering, the Company must pay to the shareholders a lump sum equal to five times the currently applicable annual management fee. The annual management fee is currently $3.2 million and is subject to adjustment based upon certain increases in the Company’s consolidated EBITDA as a result of acquisitions.

16.	SEGMENT INFORMATION

The Company has two reportable segments, PDS and MS. The PDS segment predominantly includes private duty nursing services as well as pediatric therapy and autism services. Through the MS segment, the Company provides enteral nutrition supplies and services to adults and children, delivered on a periodic or as-needed basis.

The CODM evaluates performance using gross margin (and gross margin percentage) and field contribution (and field contribution margin). Gross margin includes net revenue less all costs of patient service, excluding depreciation and amortization, but excludes branch and regional administrative expenses, corporate expenses and other non-field expenses. Field contribution includes net revenue less all costs of patient service, excluding depreciation and amortization, as well as branch and regional administrative expenses, but excludes corporate expenses and other non-field expenses. The CODM does not evaluate a measure of assets when assessing performance.

Results shown for the fiscal years ended December 28, 2019 and December 29, 2018 are not necessarily those which would be achieved if each segment was an unaffiliated business enterprise. There are no intersegment transactions.

The following tables summarize the Company’s segment information for the fiscal years ended December 28, 2019 and December 29, 2018 (amounts in thousands):

	Year Ended December 28, 2019
	PDS	MS	Unallocated	Total
Net revenue	$1,271,188	$112,877	$—	$1,384,065
Cost of patient service, excluding depreciation and amortization	901,047	63,767	—	964,814

Gross margin	370,141	49,110	—	419,251
Gross margin percentage	29.1%	43.5%	—	30.3%
Branch and regional administrative expenses	199,079	28,683	—	227,762

Field contribution	171,062	20,427	—	191,489
Field contribution margin	13.5%	18.1%	—	13.8%
Corporate expenses	—	—	113,235	113,235
Depreciation and amortization	—	—	14,317	14,317
Acquisition-related costs	—	—	22,661	22,661
Other operating expenses	—	—	2,322	2,322

Operating income (loss)	$171,062	$20,427	$(152,535)	$38,954

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 29, 2018
	PDS	MS	Unallocated	Total
Net revenue	$1,155,014	$98,659	$—	$1,253,673
Cost of patient service, excluding depreciation and amortization	805,436	53,915	—	859,351

Gross margin	349,578	44,744	—	394,322
Gross margin percentage	30.3%	45.4%	—	31.5%
Branch and regional administrative expenses	192,376	24,981	—	217,357

Field contribution	157,202	19,763	—	176,965
Field contribution margin	13.6%	20.0%	—	14.1%
Corporate expenses	—	—	104,486	104,486
Depreciation and amortization	—	—	11,938	11,938
Acquisition-related costs	—	—	15,577	15,577
Other operating expenses	—	—	5,931	5,931

Operating income (loss)	$157,202	$19,763	$(137,932)	$39,033

17.	NET LOSS PER SHARE

The following is a computation of basic and diluted net loss per share (dollar amounts in thousands, except share and per share amounts):

	Year Ended December 28, 2019	Year Ended December 29, 2018
Numerator:
Net loss	$(76,516)	$(47,146)

Denominator:
Weighted average common shares outstanding(1), basic and diluted(2)	6,678,326	6,405,215

Net loss per share, basic and diluted	$(11.46)	$(7.36)

Dilutive securities outstanding not included in the computation of diluted net loss per share as their effect is antidilutive:
Stock options	691,212	692,986
Unvested deferred RSUs	—	—

(1)	The calculation of weighted average common shares outstanding includes all vested deferred RSUs.
(2)	The impact of potentially dilutive securities for all periods was not considered because the effect would be anti-dilutive in each of those periods.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY ONLY)

Aveanna Healthcare Holdings Inc.

(Parent Company Only)

Condensed Balance Sheets

(Amounts in thousands, except share and per share data)

	As of
	December 28, 2019	December 29, 2018
Assets
Investment in subsidiaries	$270,944	$344,993

Total assets	$270,944	$344,993

Deferred restricted stock units	752	—
Shareholders’ equity:
Preferred shares, no par value, 50,000 shares authorized; none issued or outstanding	—	—
Class A common shares, $0.01 par value, 7,113,636 shares authorized; 6,673,326 issued and outstanding	66	66
Class B common shares, $0.01 par value, 886,364 shares authorized; none issued or outstanding	—	—
Additional paid-in capital	670,708	668,760
Accumulated deficit	(400,582)	(323,833)

Total shareholders’ equity	270,192	344,993

Total deferred restricted stock units and shareholders’ equity	$270,944	$344,993

Aveanna Healthcare Holdings Inc.

(Parent Company Only)

Condensed Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Years Ended
	December 28, 2019	December 29, 2018
Equity in net loss of subsidiaries	$(76,516)	$(47,146)

Net loss	$(76,516)	$(47,146)

Net loss per share – basic and diluted	$(11.46)	$(7.36)

Weighted average common shares outstanding – basic and diluted	6,678,326	6,405,215

The accompanying note is an integral part of these condensed financial statements.

A statement of cash flows has not been presented as Aveanna Healthcare Holdings Inc. did not have any cash as of or for the years ended December 28, 2019 and December 29, 2018.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note to Condensed Financial Statements of Registrant (Parent Company Only)

Basis of Presentation

These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of Aveanna Healthcare Holdings Inc. (“Parent”) (as defined in Rule 4-08(e)(3) of Regulation S-X) as of December 28, 2019 exceeded 25% of the consolidated net assets of the Company. The ability of the Company’s operating subsidiaries to pay dividends may be restricted due to the terms of the First Lien Term Loan, Revolver and Second Lien Term Loan, which are discussed in Note 7.

These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. These condensed financial statements should be read in conjunction with the consolidated financial statements and related notes thereto.

19.	SUBSEQUENT EVENTS

On February 19, 2020, the Company entered a settlement agreement (the “Legal Settlement”) for a legal claim totaling $50.0 million related to the Merger discussed in Note 1 – Description of Business. All settlement payments were received by the Company as of March 5, 2020.

In relation to the Legal Settlement, the Company amended its first lien credit agreement on March 19, and April 1, 2020. These amendments allowed the Company to retain all the settlement payments for business operations and increase the letter of credit commitment limit to $30.0 million.

On March 19, 2020, the Company issued 250,000 in Class A common shares as a result of equity contributions totaling $50.0 million. This transaction caused no significant changes in the Company’s ownership structure. The proceeds will be used to fund strategic growth initiatives and provide additional liquidity for business operations.

In March 2020, the World Health Organization declared the COVID-19 a pandemic. The COVID-19 outbreak has adversely impacted economic activity and conditions worldwide, including workforces, liquidity, capital markets, consumer behavior, supply chains and macroeconomic conditions. After the declaration of a national emergency in the United States on March 13, 2020, in compliance with stay-at-home and physical distancing orders and other restrictions on movement and economic activity intended to reduce the spread of COVID-19, the Company altered numerous clinical, operational, and business processes. While each of the states deemed healthcare services an essential business, allowing the Company to continue to deliver healthcare services to patients, the effects of the pandemic have been wide-reaching. Management has implemented contingency planning policies whereby most employees at the corporate support office in Georgia, Texas and Arizona are working remotely in compliance with CDC recommendations and federal and state governmental orders. The Company has invested in technology and equipment that allows its remote workforce to provide continued and seamless functionality to clinicians who continue to care for patients on service.

The Company is taking precautions to protect the safety and well-being of employees and patients by purchasing and delivering significant additional supplies of personal protective equipment (“PPE”) and other medical supplies to branches and regional offices across the country. Although the Company has had success in sourcing PPE from both traditional and non-traditional suppliers for these needs, PPE supplies have been incurred at significantly higher per unit costs for such items, as compared to pre-pandemic costs.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Patient volumes in the PDS segment have been negatively impacted by COVID-19. While the Company observed declining patient volumes during the first and second fiscal quarters of 2020 with a low point in mid-April 2020, shortly thereafter volumes stabilized and began recovering. Since that time the Company has seen a slow but steady recovery and management believes the Company will recover to pre-COVID-19 patient volume levels in the PDS segment by 2021, with the exception of pediatric autism volumes. As a result of COVID-19, during the second fiscal quarter of 2020, management made the decision to exit pediatric autism services, which was completed as of the end of the third fiscal quarter of 2020. Annual autism revenues in 2019 which have subsequently been exited approximated $16.4 million. In connection with these activities, management evaluated the Therapy reporting unit for goodwill impairment and recorded an impairment charge of $75.7 million during the second fiscal quarter of 2020. The MS segment has not been negatively impacted by COVID-19.

In response to COVID-19, the U.S. Government enacted the CARES Act of March 27, 2020. The following portions of the CARES Act have impacted the Company in fiscal year 2020:

Provider Relief Fund (“PRF”): Funds were distributed to health care providers who provide or provided diagnoses, testing or care for individuals with possible or actual cases of COVID-19. The payments received under the PRF are subject to certain terms and conditions. Payments are to be used to prevent, prepare for, and respond to COVID-19. As of December 11, 2020, the Company has received $24.8 million in PRF payments. The PRF payments received could potentially be subject to repayment if those funds are not utilized in accordance with the rules and regulations set forth by HHS.

State Sponsored Relief Funds: Beginning in June 2020, the Company received direct stimulus funds from the State of Pennsylvania Department of Human Services (“Pennsylvania DHS”). Such funds were not applied for or requested. As of December 11, 2020, the Company has received $4.8 million in direct stimulus funds from Pennsylvania DHS.

Upon receipt, PRF and State Sponsored Relief Funds are accounted for as government grants and are recognized on a systematic and rational basis as government stimulus income once there is a reasonable assurance that the applicable terms and conditions required to retain the funds have been met. The unrecognized amount of distributions is recorded as government stimulus liabilities in the consolidated balance sheets.

Deferred payment of the employer portion of social security tax: The Company is permitted to defer payments of the employer portion of social security tax for 2020, which will be payable in 50% increments, with the first due by December 31, 2021, and the second payment due by December 31, 2022. As of December 11, 2020, the Company deferred approximately $42.0 million of social security taxes.

On August 2, 2020, the Company acquired 100% of the issued and outstanding common stock of Total Care, Inc. (“Total Care”). Total Care provides private duty nursing and individual client care for all ages, with a particular focus on pediatric patients. Preliminary total consideration for the transaction was $11.8 million of which $10.5 million was paid in cash at closing. Per the purchase agreement, a total of $1.3 million of total consideration is to be held by the Company to settle indemnity claims and working capital adjustments.

The holdback payments, net of any indemnity claims and working capital adjustments, will be paid to the sellers over a three to eighteen month period after closing.

On September 19, 2020, the Company acquired 100% of the issued and outstanding common stock of D&D Services, Inc. d/b/a Preferred Pediatric Home Health Care (“Preferred”). Preferred is a comprehensive provider of home care services for pediatric and adult patients. Preliminary total consideration for the transaction was $40.6 million of which $39.8 million was paid in cash at closing. Per the purchase

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

agreement, a total of $0.8 million of total consideration is to be held by the Company to settle working capital adjustments. The holdback payment, net of working capital adjustments, will be paid to the sellers 3 months after closing.

On September 26, 2020, the Company acquired 100% of the issued and outstanding membership interests of Evergreen Home Healthcare, LLC (“Evergreen”). Evergreen offers private duty nursing services and home care services to children and adults. Preliminary total consideration for the transaction was $12.5 million of which $11.3 million was paid in cash at closing. Per the purchase agreement, a total of $1.2 million of total consideration is to be held by the Company to settle indemnity claims and working capital adjustments. The holdback payments, net of any indemnity claims and working capital adjustments, will be paid to the sellers over a two to eighteen month period after closing.

On October 23, 2020, the Company acquired 100% of the issued and outstanding Series A Preferred Units, Class A Common Units and Class B Common Units of Five Points Healthcare, LLC (“Five Points”). Five Points provides home health and hospice service to Medicare-certified patients. Preliminary total consideration for the transaction was $65.0 million of which all was paid in cash at closing.

As part of funding the Five Points acquisition and potential future acquisitions, on September 21, 2020, the Company entered into an amendment to an existing credit facility to increase its term loans by $185.0 million, with deferred financing fees of $8.6 million, resulting in net proceeds to the Company of $176.4 million. A portion of the proceeds were used to pay the $65.0 million cash consideration at closing, costs and expenses incurred by the sellers in connection with the transaction of $3.1 million, and repayment of $5.3 million of Five Points indebtedness.

The Company evaluates events or transactions that occur after the balance sheet date through the date the consolidated financial statements are issued or available to be issued. For these consolidated financial statements, the Company has evaluated subsequent events through December 11, 2020, which is the date the consolidated financial statements were issued.

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                 Shares

Aveanna Healthcare Holdings Inc.

Common Stock

Preliminary Prospectus

Barclays		J.P. Morgan
BMO Capital Markets		Credit Suisse
BofA Securities	Deutsche Bank Securities	Jefferies	RBC Capital Markets

Prospectus dated                , 2021

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Confidential Treatment Requested

by Aveanna Healthcare Holdings Inc. Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by us in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”) permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit. We expect to file a second amended and restated certificate of incorporation (the “Amended Charter”), which will become effective upon the consummation of this offering, and which will provide that none of our directors shall be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to an indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Upon consummation of this offering, our Amended Charter and our second amended and restated bylaws (the “Amended Bylaws”) will provide indemnification for our directors and officers to the fullest extent

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permitted by the DGCL, subject to certain limited exceptions. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our Amended Charter and Amended Bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by applicable law and our Amended Charter and Amended Bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our Amended Charter and Amended Bylaws.

We have also purchased directors’ and officers’ liability insurance for each of our directors and executive officers that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers. Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our Board of Directors.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by us since November 1, 2017:

Sales of Notes

On November 27, 2019, our subsidiary, Aveanna Healthcare LLC, issued $560.0 million aggregate principal amount of Senior Notes due December 15, 2026 (the “2026 Notes”) in connection with a potential acquisition.

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The interest rate on the 2026 Notes was 9.750% per annum, commencing on December 9, 2019, and the gross proceeds from the 2026 Notes offering were deposited into an escrow account at issuance pending satisfaction of certain release conditions. The Company terminated the agreement governing the potential acquisition on December 20, 2019 and redeemed the 2026 Notes in accordance with the terms of the indenture governing such 2026 Notes and the escrow and security agreement entered into in connection with the 2026 Notes offering.

The sale of the 2026 Notes was made pursuant to a safe harbor and exemption from registration under the Securities Act pursuant to Rule 144(a) of the Securities Act and Regulation S of the Securities Act, respectively. The initial purchasers of the 2026 Notes were Barclays Capital Inc., BMO Capital Markets Corp., Jefferies LLC and Deutsche Bank Securities, Inc. The aggregate initial purchasers’ discount was $11.2 million.

Common Stock Issuances

On July 1, 2018, we issued 544,212 shares of common stock as a result of equity contributions from the Sponsor Affiliates and certain of our independent directors in connection with the Premier Acquisition totaling approximately $54.4 million.

On March 19, 2020, we issued 250,000 shares of common stock as a result of equity contributions from the Sponsor Affiliates totaling $50.0 million.

Plan-Related Issuances

From March 16, 2017 through December 11, 2020, we granted to our directors, officers and employees certain options to purchase 797,964 shares of common stock at per share exercise prices ranging from $100.00 to $307.50 under our 2017 Plan. As of December 11, 2020, 759,701 options were outstanding and 38,263 had been forfeited.

We have not issued any shares of common stock pursuant to the exercise of stock options by our directors, officers, employees, consultants and other service providers.

With the exception of the sale of the 2026 Notes, none of the transactions set forth in Item 15 involved any underwriters, underwriting discounts or commissions or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under the Securities Act. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the certificates representing such securities in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statements.

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

(a)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the

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registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)	The undersigned hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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INDEX TO EXHIBITS

Exhibit No.

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of Aveanna Healthcare Holdings Inc., as in effect prior to the consummation of this offering.

3.2*	Amendment to the Amended and Restated Certificate of Incorporation of Aveanna Healthcare Holdings Inc., as in effect prior to the consummation of this offering.

3.3*	Form of Second Amended and Restated Certificate of Incorporation of Aveanna Healthcare Holdings Inc., to be in effect upon the consummation of this offering.

3.4*	Amended and Restated Bylaws of Aveanna Healthcare Holdings Inc., as in effect prior to the consummation of this offering.

3.5*	Form of Second Amended and Restated Bylaws of Aveanna Healthcare Holdings Inc., to be in effect upon the consummation of this offering.

4.1*	Specimen Stock Certificate evidencing the shares of common stock.

4.2*	Registration Rights Agreement, dated as of March 16, 2017, by and among Aveanna Healthcare Holdings Inc. and certain holders of its capital stock.

4.3*	Stockholders Agreement, dated as of March 16, 2017, by and among Aveanna Healthcare Holdings Inc. and certain investors.

4.4*	First Amendment to Stockholders Agreement, dated as of April 18, 2018, by and among Aveanna Healthcare Holdings Inc. and certain investors.

5.1*	Opinion of Greenberg Traurig, LLP.

10.1*	Management Agreement, dated as of March 16, 2017, by and among Aveanna Healthcare Holdings Inc., certain of its subsidiaries, Bain Capital Private Equity, LP and J.H. Whitney Capital Partners, LLC.

10.2*	First Lien Credit Agreement, dated as of March 16, 2017, by and among Aveanna Healthcare Holdings Inc, Aveanna Healthcare LLC as borrower, Barclays Bank PLC as administrative agent and the lenders party thereto.

10.3*	Joinder Agreement and Amendment, dated as of July 1, 2018, by and among Aveanna Healthcare Holdings Inc, Aveanna Healthcare LLC as borrower, Barclays Bank PLC as administrative agent and the lenders party thereto.

10.4*	Amendment No. 2 to the First Lien Credit Agreement, dated as of March 19, 2020, by and among Aveanna Healthcare LLC as borrower, the other credit parties, Barclays Bank PLC as administrative agent and the lenders party thereto.

10.5*	Amendment No. 3 to the First Lien Credit Agreement, dated as of April 1, 2020, by and among Aveanna Healthcare LLC as borrower, the other credit parties, Barclays Bank PLC as administrative agent and the lenders party thereto.

10.6*	Second Joinder Agreement and Fourth Amendment, dated as of September 21, 2020, by and among Aveanna Healthcare LLC as borrower, Barclays Bank PLC as the new term loan lender and the administrative agent and the lenders party thereto.

10.7*	Second Lien Credit Agreement, dated as of March 16, 2017, by and among Aveanna Healthcare Holdings Inc, Aveanna Healthcare LLC as borrower, Royal Bank of Canada as administrative agent and collateral agent and the lenders party thereto.

10.8*	Stock Incentive Plan.

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Exhibit No.

10.9*	Amended and Restated Employment Agreement, dated as of March 15, 2017, by and among Aveanna Healthcare LLC (f/k/a BCPE Eagle Buyer, LLC), Pediatric Services of America, Inc. and Rodney D. Windley.

10.10*	First Amendment to Amended and Restated Employment Agreement, dated as of January 23, 2018, by and among Aveanna Healthcare LLC (f/k/a BCPE Eagle Buyer, LLC), Pediatric Services of America, Inc. and Rodney D. Windley.

10.11*	Amended and Restated Employment Agreement, dated as of March 15, 2017, by and among Aveanna Healthcare LLC (f/k/a BCPE Eagle Buyer, LLC), Pediatric Services of America, Inc. and H. Anthony Strange.

10.12*	First Amendment to Amended and Restated Employment Agreement, dated as of January 23, 2018, by and among Aveanna Healthcare LLC (f/k/a BCPE Eagle Buyer, LLC), Pediatric Services of America, Inc. and H. Anthony Strange.

10.13*	Amended and Restated Employment Agreement, dated as of March 15, 2017, by and among Aveanna Healthcare LLC (f/k/a BCPE Eagle Buyer LLC), Pediatric Services of America, Inc. and Jeffrey Shaner.

10.14*	First Amendment to Amended and Restated Employment Agreement, dated as of January 23, 2018, by and among Aveanna Healthcare LLC (f/k/a BCPE Eagle Buyer, LLC), Pediatric Services of America, Inc. and Jeffrey Shaner.

10.15*	Employment Agreement, dated as of June 29, 2018, by and between Aveanna Healthcare LLC and David Afshar.

10.16*	Amendment to Employment Agreement, dated as of March 2020, by and between Aveanna Healthcare LLC and David Afshar.

10.17*	Employment Agreement, dated as of March 26, 2017, by and between Aveanna Healthcare LLC (f/k/a BCPE Eagle Buyer LLC) and Shannon Drake.

10.18*	Amendment to Employment Agreement, dated as of March 16, 2020, by and between Aveanna Healthcare LLC and Shannon Drake.

21.1*	List of Subsidiaries.

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Aveanna Healthcare Holdings Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia, on                , 2021.

Aveanna Healthcare Holdings Inc.

By:
	Name:	Tony Strange
	Title:	Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned officers and directors of Aveanna Healthcare Holdings Inc. hereby constitutes and appoints Tony Strange and David Afshar, and each of them any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title

Rodney D. Windley	Executive Chairman

Tony Strange	Chief Executive Officer and Director (Principal Executive Officer)

David Afshar	Chief Financial Officer (Principal Financial and Accounting Officer)

Victor F. Ganzi	Director

Christopher R. Gordon	Director

Devin O’Reilly	Director

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Signature	Title

Sheldon M. Retchin, M.D., M.S.P.H.	Director

Steven E. Rodgers	Director

Robert M. Williams, Jr.	Director

Richard C. Zoretic	Director

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